UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Press Release

Highlights

The main figures reported by Bradesco in the first nine months of 2016, with emphasis on the consolidation, from July 1, 2016, of information on HSBC Bank Brasil S.A. and its subsidiaries (HSBC Brasil):

1.   Adjusted Net Income(1) for the first nine months of 2016 stood at R$12.736 billion (a 4.3% decrease compared to the Adjusted Net Income of R$13.311 billion recorded in the same period of 2015), corresponding to earnings per share of R$3.13 and Return on Average Adjusted Equity(2) of 17.6%(2).

2.   As for the source, the Adjusted Net Income is composed of R$8.690 billion from financial activities, representing 68.2% of the total, and of R$4.046 billion from insurance, pension plans and capitalization bonds operations, which together account for 31.8%.

3.   In September 2016, Bradesco’s market capitalization stood at R$160.472 billion(3), showing a growth of 41.6% over September 2015.

4.   Total Assets, in September 2016, stood at R$1.270 trillion (R$161.2 billion related to the consolidation of HSBC Brasil), an increase of 20.9% over the September 2015 balance. The return on Average Assets was 1.5%.

5.   In September 2016, the Expanded Loan Portfolio(4) reached R$521.771 billion (R$79.8 billion related to the consolidation of HSBC Brasil), an increase of 10.0% over September 2015. Operations with individuals totaled R$171.067 billion (an increase of 17.8% over September 2015), while operations with companies totaled R$350.704 billion (a 6.5% increase over September 2015).

6.   Assets under Management stood at R$1.866 trillion (R$207.6 billion related to the consolidation of HSBC Brasil), a 28.4% increase over September 2015.

7.   Shareholders’ Equity totaled R$98.550 billion in September 2016, 14.3% higher than in September 2015. The calculated Basel III Ratio, based on the Prudential Conglomerate stood at 15.3%(5) in September 2016, 11.9%(5) of which is  Tier I Capital.

8.   A total of R$5.184 billion was paid to shareholders as Interest on Shareholders’ Equity for the profit generated in the first nine months of 2016, of which R$1.867 billion was paid in the form of monthly and intermediaries and R$3.317 billion provisioned as extraordinary, to be paid on March 8, 2017.

9.   The Interest-earning portion of the NII stood at R$46.316 billion (R$2.423 billion related to the consolidation of HSBC Brasil), an increase of 14.7% compared with the first nine months of 2015.

10. The 90-day Delinquency Ratio stood at 5.4% in September 2016 (3.8% in September 2015). Disregarding the effect of the consolidation of HSBC Brasil, this ratio would be at 5.2%.

11. The Operating Efficiency Ratio (ER)(6) in September 2016 was 38.2% (37.9% in September 2015), while the “risk-adjusted” ratio, it stood at 49.9% (46.6% in September 2015). Disregarding the effect of the consolidation of HSBC Brasil, these ratios would be 37.6% and 48.8%, respectively.

12. Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income totaled R$50.172 billion (R$711 million related to the consolidation of HSBC Brasil) in the first nine months of 2016, up 10.3% when compared with the same period of 2015. Technical provisions stood at R$213.608 billion, an increase of 26.7% compared with the balance in September 2015.

13. Investments in infrastructure, information technology and telecommunications amounted to R$4.514 billion in the first nine months of 2016, up 11.6% over the same period of the previous year.

14. Taxes and contributions paid or recorded in provision, including social security, totaled R$23.363 billion in the first nine months of 2016, of which R$8.876 billion was related to taxes withheld and collected from third parties, and R$14.487 billion (R$1.449 billion related to the consolidation of HSBC Brasil), was calculated based on activities developed by the Bradesco Organization, equivalent to 113.7% of the Adjusted Net Income(1).

15. Bradesco has an extensive Customer Service Network in Brazil, with 5,337 Branches and 3,902 Customer Service Points (PAs). Customers of Bradesco can also count on 1,049 ATMs located on company premises (PAEs), 39,885 Bradesco Expresso customer service points, 34,230 Bradesco ATMs, and 19,584 Banco24Horas Network ATMs.

16. Payroll, plus charges and benefits totaled R$11.084 billion in the first nine months of 2016. Social benefits provided to all 109,922 employees of the Bradesco Organization and their dependents amounted to R$2.649 billion, while investments in education, training and development programs totaled R$117.048 million.

  4  Economic and Financial Analysis Report – September 2016

Press Release

Highlights

17. In September 2016, Bradesco was selected to integrate the Dow Jones Sustainability Index (DJSI), in the Dow Jones Sustainability Emerging Markets portfolio.

18. In October 2016, Bradesco Seguros S.A. ("Bradesco Seguros") and Swiss Re Corporate Solutions Ltd. (“Swiss Re Corso”), signed a business deal by which: (i) Swiss Re Corporate Solutions Brasil Seguros S/A ("Swiss Re Corporate Solutions Brasil") will take over Bradesco Seguro’s P&C (Property and Casualty) and transportation operations ("Large Risks Insurance") thus having exclusive access to Bradesco clients to exploit the marketing of Large Risks Insurance; and (ii) Bradesco Seguros will hold an equity stake of 40% in Swiss Re Corporate Solutions Brasil and the other 60% stake will remain with its controller Swiss Re Corso. The transaction is subject to approval by the competent authorities and other contractual terms commonly used for this type of transaction.

19. In October 2016, the partial spin-off of HSBC Brasil was approved in the Extraordinary General Meeting, through the absorption of portions of its assets by companies of the Organization, enabling progress with the integration of operating and technological platforms, resulting in the replacement of the HSBC brand in its service network, which is now Bradesco. Therefore, Bradesco started operating with a unified platform (branches, ATMs and systems), to which all clients will have access. Bradesco aggregates, from now on, to the products and services already offered to clients of HSBC Brasil, a service network of national coverage, a modern technological platform and a broader portfolio of products and services.

20. In November 2016, Bacen authorized fund raising based on issuance of Financial Bills, under subordination clause, in the amount of R$5,0 billion, to be considered eligible to compose the Additional Tier I Capital of the Reference Equity, as set forth in CMN Resolution No. 4,192/13.

21. Major Awards and Acknowledgments in the period:

•       For the 17th time, it was part of the list of “150 Melhores Empresas para Trabalhar no Brasil” ("150 Best Companies to Work For in Brazil"), (Época magazine, in partnership with the Great Place to Work Institute);

•       For the 1st time, Bradesco won the "Latinoamérica Verde" (award), in the category of "Sustainable Finance" with the case "Financial Inclusion and Sustainable Development in the Amazon" (Latin American Development Bank – CAF);

•       Best gain in "Market Capitalization" among banks in Brazil (Economatica); and

•       Best profitability and payment of dividends, in the banking sector, to shareholders in Latin America and in the USA (preferred shares), leading, again, the ranking of dividend yield.

Bradesco Organization is fully committed to the socio-economic development of the country. We set our business guidelines and strategies with a view of incorporating the best corporate sustainability practices, considering the context and the potential of each region, thus contributing to the generation of shared value in the long term. To reinforce this positioning, we highlight the adherence to corporate initiatives recognized worldwide, such as the Global Compact, the Equator Principles, CDP, Principles for Responsible Investment (PRI), GHG Protocol Program and Empresas pelo Clima (EPC - Business for the Climate Platform). Our governance structure includes the Sustainability Committee, responsible for advising the Board of Directors on establishing guidelines and corporate actions for this area, and with the multi-departmental Committee responsible for coordinating the strategy´s implementation. Excellence in business management is recognized by the main indexes of Sustainability, such as the Dow Jones Sustainability Index (DJSI) – “Emerging Markets”, of the New York Stock Exchange, the Corporate Sustainability Index (ISE), and the Carbon Efficient Index (ICO2), both of BM&FBOVESPA.

With a broad social and educational program put in place 60 years ago, Fundação Bradesco operates 40 schools across Brazil. In 2016, an estimated budget of R$593.360 million will benefit approximately 101,566 students enrolled in its schools at the following levels: basic education (from kindergarten to high school and higher secondary technical-professional education), youth and adult education; and preliminary and continued vocational training, focused on creating jobs and income. In addition to the guarantee of free, quality education, the students enrolled in the Basic Education system, numbering over 43 thousand, also receive uniforms, school supplies, meals, and medical and dental assistance. With regard to the distance learning system (EaD), it is estimated that more than 550 thousand students will benefit from it through its e-learning portal "Escola Virtual" (Virtual School). These students will conclude at least one of the various courses offered in its schedule, and another 21,490 students will benefit from projects and initiatives carried out in partnership with Centers for Digital Inclusion (CDIs), the Educa+Ação Program, and from Technology courses (Educar e Aprender – Educating and Learning).

(1) According to the non-recurring events described on page 8 of this Economic and Financial Analysis Report; (2) As of the first quarter of 2016, the annualized profitability has been calculated on a linear basis, (ROAE of 18.0% in the previous criterion, in the first nine months of 2016), and also, it excludes mark-to-market effect of Available-for-Sale Securities recorded under Shareholders’ Equity; (3) Number of shares (excluding treasury shares) multiplied by the closing price for common and preferred shares on the last trading day of the period; (4) Includes sureties and guarantees, letters of credit, advances on credit card receivables, co-obligations in loan assignments (receivables-backed investment funds and mortgage-backed receivables), co-obligations in rural loan assignments and operations bearing credit risk – commercial portfolio, which includes debentures and promissory notes; (5) In September 2016, it considers the subordinated debts authorized by the Central Bank, in November 2016, to compose Tier I Capital; and (6) In the last 12 months.

Bradesco    5

Press Release

Main Information

R$ million	3Q16	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15	4Q14	Variation %
	HSBC Brasil									3Q16 x 2Q16	3Q16 x 3Q15
Income Statement for the Period
Book Net Income	90	3,236	4,134	4,121	4,353	4,120	4,473	4,244	3,993	(21.7)	(21.5)
Adjusted Net Income	148	4,462	4,161	4,113	4,562	4,533	4,504	4,274	4,132	7.2	(1.6)
Total Net Interest Income	2,454	16,931	14,962	14,892	14,512	13,735	13,541	13,599	12,986	13.2	23.3
Gross Credit Intermediation Margin	2,335	13,600	11,408	11,486	11,313	10,806	10,427	10,242	10,061	19.2	25.9
Net Credit Intermediation Margin	1,146	7,858	6,384	6,038	7,121	6,954	6,877	6,662	6,754	23.1	13.0
Allowance for Loan Losses (ALL) Expenses	(1,189)	(5,742)	(5,024)	(5,448)	(4,192)	(3,852)	(3,550)	(3,580)	(3,307)	14.3	49.1
Fee and Commission Income	703	7,450	6,624	6,405	6,597	6,380	6,118	5,744	5,839	12.5	16.8
Administrative and Personnel Expenses	(1,826)	(10,267)	(8,152)	(7,870)	(8,413)	(7,997)	(7,544)	(7,084)	(7,835)	25.9	28.4
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	711	17,733	17,253	15,186	19,130	15,125	16,723	13,634	17,806	2.8	17.2
Statement of Financial Position
Total Assets (1)	161,194	1,270,139	1,105,244	1,101,763	1,079,755	1,050,983	1,029,762	1,034,815	1,032,040	14.9	20.9
Securities	46,082	509,184	437,580	414,926	407,584	364,472	356,115	344,430	346,358	16.4	39.7
Loan Operations (2)	79,779	521,771	447,492	463,208	474,027	474,488	463,406	463,305	455,127	16.6	10.0
- Individuals	22,718	171,067	148,919	147,759	147,749	145,234	143,461	142,051	141,432	14.9	17.8
- Companies	57,061	350,704	298,573	315,449	326,278	329,253	319,945	321,254	313,695	17.5	6.5
Allowance for Loan Losses (ALL) (3)	(6,667)	(40,416)	(31,875)	(30,497)	(29,499)	(28,670)	(23,801)	(23,618)	(23,146)	26.8	41.0
Total Deposits	64,876	239,937	179,436	189,192	195,760	203,637	195,926	211,702	211,612	33.7	17.8
Technical Provisions	15,296	213,608	190,649	182,973	177,835	168,629	164,566	157,295	153,267	12.0	26.7
Shareholders' Equity	7,776	98,550	96,358	93,330	88,907	86,233	86,972	83,937	81,508	2.3	14.3
Assets under Management	207,557	1,865,755	1,589,319	1,589,307	1,510,396	1,452,528	1,443,989	1,431,090	1,426,099	17.4	28.4
Performance Indicators (%)
Adjusted Net Income per Share - R$ (4) (5)	N/A	3.13	3.14	3.20	3.23	3.15	3.05	2.92	2.77	(0.3)	(0.6)
Book Value per Common and Preferred Share - R$ (5)	N/A	17.81	17.42	16.87	16.07	15.59	15.71	15.16	14.72	2.2	14.2
Annualized Return on Average Equity (6) (7)	N/A	17.6	17.4	17.5	20.5	20.7	20.8	20.6	20.1	0.2 p.p.	(3.1) p.p.
Annualized Return on Average Assets (7)	N/A	1.5	1.5	1.5	1.7	1.7	1.7	1.7	1.6	-	(0.2) p.p.
12-month net interest margin - NIM = Adjusted net interest income /Average Assets – Repos – Permanent Assets	N/A	7.6	7.5	7.5	7.5	7.6	7.6	7.5	7.3	0.1 p.p.	-
Fixed Asset Ratio (13)	N/A	44.4	33.8	34.0	35.2	38.6	39.6	47.9	47.2	10.6 p.p.	5.8 p.p.
Combined Ratio - Insurance (8)	N/A	90.0	89.6	86.1	86.5	86.9	86.5	86.8	85.9	0.4 p.p.	3.1 p.p.
Efficiency Ratio (ER) (4)	N/A	38.2	37.4	37.2	37.5	37.9	37.9	38.3	39.2	0.8 p.p.	0.3 p.p.
Coverage Ratio (Fee and Commission Income/Administrative and Personnel Expenses) (4)	N/A	78.0	80.2	80.1	80.0	79.1	78.7	77.4	76.7	(2.2) p.p.	(1.1) p.p.
Market Capitalization - R$ million (9)	N/A	160,472	144,366	143,720	100,044	113,288	142,098	150,532	145,536	11.2	41.6
Loan Portfolio Quality % (10)
ALL / Loan Portfolio (3)	10.8	10.1	9.3	8.6	8.0	7.8	6.7	6.7	6.7	0.8 p.p.	2.3 p.p.
Non-performing Loans (> 60 days (11) / Loan Portfolio)	6.9	6.4	5.8	5.3	5.0	4.7	4.6	4.5	4.3	0.6 p.p.	1.7 p.p.
Delinquency Ratio (> 90 days (11) / Loan Portfolio)	6.0	5.4	4.6	4.2	4.1	3.8	3.7	3.6	3.5	0.8 p.p.	1.6 p.p.
Coverage Ratio (> 90 days (11)) (3)	178.3	189.1	201.0	204.2	198.0	205.7	180.4	187.0	189.0	(11.9) p.p.	(16.6) p.p.
Coverage Ratio (> 60 days (11)) (3)	155.7	158.3	160.7	162.9	161.7	168.4	146.5	149.8	156.6	(2.4) p.p.	(10.1) p.p.
Operating Limits %
Basel Ratio - Total (12) (13)	N/A	15.3	17.7	16.9	16.8	14.5	16.0	15.2	16.5	(2.4) p.p.	0.8 p.p.
Tier I Capital	N/A	11.9	13.7	12.9	12.7	11.4	12.8	12.1	12.9	(1.8) p.p.	0.5 p.p.
- Common Equity	N/A	11.1	13.7	12.9	12.7	11.4	12.8	12.1	12.9	(2.6) p.p.	(0.3) p.p.
- Additional Capital	N/A	0.8	-	-	-	-	-	-	-	-	-
Tier II Capital	N/A	3.4	4.0	4.0	4.1	3.0	3.2	3.1	3.6	(0.6) p.p.	0.4 p.p.

  6  Economic and Financial Analysis Report – September 2016

Press Release

Main Information

	Sept16 HSBC Brasil	Sept16	June16	Mar16	Dec15	Sept15	June15	Mar15	Dec14	Variation %
										Sept16 x June16	Sept16 x Sept15
Structural Information - Units
Customer Service Points (14)	2,551	62,535	61,565	63,552	65,851	71,738	74,270	74,917	75,176	1.6	(12.8)
- Branches	851	5,337	4,483	4,509	4,507	4,593	4,628	4,661	4,659	19.0	16.2
- PAs (15)	410	3,902	3,485	3,535	3,511	3,496	3,463	3,502	3,486	12.0	11.6
- PAEs (15)	318	1,049	726	739	736	845	980	1,135	1,145	44.5	24.1
- Offsite ATM Network - Bradesco (16) (17)	15	280	342	435	627	874	1,112	1,243	1,344	(18.1)	(68.0)
- Banco24Horas Network (16)	-	11,147	11,127	11,298	11,721	11,917	12,127	12,268	12,450	0.2	(6.5)
- Bradesco Expresso (Correspondent Banks)	893	39,885	40,452	41,953	43,560	48,175	50,042	50,043	50,006	(1.4)	(17.2)
- Bradesco Promotora de Vendas	-	857	936	1,069	1,175	1,824	1,904	2,051	2,073	(8.4)	(53.0)
- Customer Service Points Losango	63	63	-	-	-	-	-	-	-	-	-
- Branches / Subsidiaries Abroad	1	15	14	14	14	14	14	14	13	7.1	7.1
ATMs	2,782	53,814	50,836	50,435	50,467	50,113	49,410	48,941	48,682	5.9	7.4
- Onsite Network - Bradesco	2,782	34,230	31,761	31,668	31,527	31,495	31,132	31,091	31,089	7.8	8.7
- Banco24Horas Network (16)	-	19,584	19,075	18,767	18,940	18,618	18,278	17,850	17,593	2.7	5.2
Employees	21,016	109,922	89,424	91,395	92,861	93,696	93,902	94,976	95,520	22.9	17.3
Outsourced Employees and Interns	3,982	16,790	12,978	13,009	13,223	13,333	13,111	12,977	12,916	29.4	25.9
.
Active Account Holders (18) (19)	3.4	28.2	25.2	25.6	26.0	26.4	26.5	26.6	26.5	11.9	6.8
Savings Accounts (20)	3.0	58.8	55.4	55.7	60.1	57.0	57.6	58.1	59.1	6.1	3.2
Insurance Group	1.3	49.9	49.6	50.6	49.8	48.2	47.8	47.8	46.9	0.6	3.5
- Policyholders	0.8	44.2	44.2	45.1	44.2	42.5	42.0	42.0	41.1	-	4.0
- Pension Plan Participants	0.2	2.6	2.4	2.4	2.4	2.4	2.4	2.4	2.4	8.3	8.3
- Capitalization Bond Customers	0.3	3.1	3.0	3.1	3.2	3.3	3.4	3.4	3.4	3.3	(6.1)
Bradesco Financiamentos (18)	-	2.6	2.6	2.7	2.8	2.8	2.9	3.0	3.1	-	(7.1)

(1)   For more information, please see note 5 – Managerial Statement of Financial Position and Income Statement by Operating Segment, in chapter 6 of this report;

(2)   Expanded Loan Portfolio: includes sureties and guarantees, letters of credit, advances on credit card receivables, co-obligations in loan assignments (receivables-backed investment funds and mortgage-backed receivables), co-obligations in rural loan assignments and operations bearing credit risk – commercial portfolio, covering debentures and promissory notes;

(3)   Includes provision for guarantees provided, encompassing sureties, guarantees, letters of credit, and standby letter of credit, which comprises the concept of “excess” provision. In the third quarter of 2015, includes an excess provision/ Ratings Downgrade, considered as a non-recurring event, totaling R$3,704 million, whose balance of the excess provision went from R$4,004 million, in June 2015, to R$6,409 million, in September 2015. In September 2016, the excess provision totaled R$7,491 million, impacted by the effect of the consolidation of HSBC Brasil (R$1,072 million);

(4)   In the last 12 months;

(5)   For comparison purposes, shares were adjusted in accordance with bonuses and stock splits;

(6)   Excluding mark-to-market effect of Available-for-Sale Securities recorded under Shareholders’ Equity;

(7)   Year-to-Date Adjusted Net Income. As of the first quarter of 2016, the Annualized Returns have been calculated on a linear basis and for the best effect of comparability, the previous periods have been readjusted;

(8)   Excludes additional reserves;

(9)   Number of shares (excluding treasury shares) multiplied by the closing price for common and preferred shares on the period’s last trading day;

(10) As defined by the Brazilian Central Bank (Bacen);

(11) Overdue loans;

(12) Since October 2013, the Basel Ratio calculation has followed regulatory guidelines set forth in CMN Resolutions No. 4,192/13 and No. 4,193/13 (Basel III);

(13) As of March 2015, the calculated ratio based on the Prudential Conglomerate is included, as set forth in CMN Resolution No. 4,192/13. It is important to note that the Prudential Conglomerate is calculated in accordance with the regulatory guidelines set forth in CMN Resolution No. 4,280/13. In September 2016, it considers the subordinated debts authorized by the Central Bank, in November 2016, to compose Tier I Capital;

(14) The decrease as of March 2015, disregarding the effect of the consolidation of HSBC Brasil, is related to (i) the migration of “Offsite ATM Network– Bradesco” to “Banco24Horas Network”; (ii) the deactivation of ATMs from “Banco24Horas Network”; and (iii) the reduction of Bradesco Expresso correspondents;

(15) PA (Service Branch): a result of the consolidation of PAB (Banking Service Branch), PAA (Advanced Service Branch) and Exchange Branches, according to CMN Resolution No. 4,072/12; and PAEs – ATMs located on a company’s premises;

(16) Including overlapping ATMs and customer service points within the Bank’s own network and the Banco24Horas Network, reason for which the ATMs and customer service points of Banco24Horas relating to the consolidation of HSBC Brasil were not highlighted;

(17) This decrease is related to the sharing of external network ATMs by the Banco24Horas Network ATMs;

(18) Number of individual clients (National Registry of Legal Entities (CNPJ) and Individual Taxpayer Registry (CPF));

(19) Refers to first and second checking account holders; and

(20) Number of accounts.

Bradesco 7

Press Release

Book Net Income vs. Adjusted Net Income

The main non-recurring events that affected Book Net Income in the periods below are presented in the following comparative chart:

R$ million	9M16	9M15	3Q16	2Q16
Book Net Income	11,492	12,837	3,236	4,134
Non-recurring events (net of tax effects)	1,245	474	1,226	27
- Tax liability	-	(2,341)	-	-
- Excess Provision/Rating Downgrade/Carryover (HSBC Brasil)	716	2,222	716	-
- Technical Provisions (1)	592	-	592	-
- Contingent Liabilities (2)	(523)	530	(575)	27
- Goodwill amortization - HSBC Brasil (gross value - taxes - R$427) (3)	235	-	235	-
- Lump-sum bonus to employees (4)	191	-	191	-
Other (5)	34	63	67	-
Adjusted Net Income	12,736	13,311	4,462	4,161

(1)   Refers basically to the constitution of: (i) provision for insufficiency of premium (PIP); and (ii) provision for claims incurred but not reported (IBNR), both related to the "Health" segment;

(2)   Refers, largely, to the reversion of the provision of contingent liabilities related to the levying of social security contributions (INSS) on the remuneration paid to self-employed service providers (doctors), because of its favorable decision by STJ and STF;

(3)   The value of the goodwill recorded in the acquisition of HSBC Brazil, on July 1, 2016, amounted to R$9,649 million, whereby the approximate average term of amortization will be 5 years;

(4)   Includes R$40 million recorded in HSBC Brasil; and

(5)   In the first nine months of 2016, it refers to: (i) impairment of shares, in the amount of R$57 million; and (ii) gain in the partial disposal of investments, to the value of R$90 million; and, in the third quarter of 2016, it refers to: (iii) costs of migration/integration of HSBC Brasil, to the value of R$67 million (R$18 million recorded in HSBC Brasil). In the first nine months of 2015, it basically refers to the constitution of other operating expenses.

Summarized Analysis of Adjusted Income

From July 1, 2016, we began to consolidate the financial statements of HSBC Brasil, and for better effect of comparability of this Report of Economic and Financial Analysis, we highlight, where relevant, their respective effects. Therefore, for the accounts of the Adjusted Income Statement, we considered three months ending on September 30, 2016, for HSBC Brasil. In addition, at the end of chapter 2 of this report, we are providing, as additional information, the historical series of "pro-forma" financial statements of HSBC Brasil.

The other analyses contained in this report remain unchanged and are made based on the Adjusted Income Statement, which is obtained from adjustments made to the Managerial Income Statement, detailed at the end of this Press Release.

	Bradesco (without HSBC Brasil)								Bradesco (with HSBC Brasil)
Adjusted Income Statement - R$ million	3Q16	2Q16	9M16	9M15	Variation				3Q16 HSBC Brasil	3Q16	9M16	Variation
					Quarter		Year					Quarter		Year
					Amount	%	Amount	%				Amount	%	Amount	%
Net Interest Income	14,477	14,962	44,331	40,875	(485)	(3.2)	3,456	8.5	2,454	16,931	46,785	1,969	13.2	5,910	14.5
NII - Interest Earning Portion	14,376	14,783	43,893	40,397	(407)	(2.8)	3,496	8.7	2,423	16,799	46,316	2,016	13.6	5,919	14.7
NII - Non-Interest Earning Portion	101	179	438	478	(78)	(43.6)	(40)	(8.4)	31	132	469	(47)	(26.3)	(9)	(1.9)
ALL Expenses	(4,553)	(5,024)	(15,025)	(10,982)	471	(9.4)	(4,043)	36.8	(1,189)	(5,742)	(16,214)	(718)	14.3	(5,232)	47.6
Gross Income from Financial Intermediation	9,924	9,938	29,306	29,893	(14)	(0.1)	(587)	(2.0)	1,265	11,189	30,571	1,251	12.6	678	2.3
Income from Insurance Premiums, Pension Plans and Capitalization bonds, net of Variation of Technical Provisions, Retained Claims and others (1)	1,183	1,084	3,892	3,933	99	9.1	(41)	(1.0)	97	1,280	3,989	196	18.1	56	1.4
Fee and Commission Income	6,747	6,624	19,776	18,242	123	1.9	1,534	8.4	703	7,450	20,479	826	12.5	2,237	12.3
Personnel Expenses	(3,866)	(3,882)	(11,502)	(10,860)	16	(0.4)	(642)	5.9	(1,064)	(4,930)	(12,566)	(1,048)	27.0	(1,706)	15.7
Other Administrative Expenses	(4,575)	(4,270)	(12,961)	(11,765)	(305)	7.1	(1,196)	10.2	(762)	(5,337)	(13,723)	(1,067)	25.0	(1,958)	16.6
Tax Expenses	(1,358)	(1,326)	(4,102)	(3,990)	(32)	2.4	(112)	2.8	(243)	(1,601)	(4,345)	(275)	20.7	(355)	8.9
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	78	22	140	51	56	254.5	89	174.5	30	108	170	86	390.9	119	233.3
Other Operating Income/ (Expenses)	(1,786)	(2,015)	(5,469)	(5,122)	229	(11.4)	(347)	6.8	88	(1,698)	(5,381)	317	(15.7)	(259)	5.1
Operating Income	6,346	6,175	19,079	20,382	171	2.8	(1,303)	(6.4)	115	6,461	19,194	286	4.6	(1,188)	(5.8)
Non-Operating Income	(47)	(56)	(190)	(215)	9	(16.1)	25	(11.6)	23	(24)	(167)	32	(57.1)	48	(22.3)
Income Tax / Social Contribution	(1,959)	(1,921)	(6,192)	(6,750)	(38)	2.0	558	(8.3)	11	(1,948)	(6,181)	(27)	1.4	569	(8.4)
Non-controlling interests in subsidiaries	(26)	(37)	(109)	(106)	11	(29.7)	(3)	2.8	(1)	(27)	(110)	10	(27.0)	(4)	3.8
Adjusted Net Income	4,314	4,161	12,588	13,311	153	3.7	(723)	(5.4)	148	4,462	12,736	301	7.2	(575)	(4.3)

(1) In “Others”, it includes: Capitalization Bond Draws and Redemptions; and Insurance and Pension Plan and Capitalization Bond Selling Expenses.

  8  Economic and Financial Analysis Report – September 2016

Press Release

Summarized Analysis of Adjusted Income

Adjusted Net Income and Profitability

The return on the Average Adjusted Shareholders’ Equity (ROAE), which is calculated on a linear basis, registered 17.6% in September 2016. The adjusted net income amounted to R$12,736 million in the first nine months of 2016, a decrease of 4.3% compared to the same period of the previous year. Disregarding the effect of the consolidation of HSBC Brasil, the reduction was 5.4%, impacted, largely, by the increase in allowance for loan losses expenses, as a result of: (i) the increase in delinquency due to the escalating economic slowdown in the period; and (ii) the leveling of provisioning for certain corporate client operations in the first semester of 2016, particularly a specific case, whose downgrade to the H rating had an impact of R$1,201 million.

The main events that affected adjusted net income are detailed below.

Adjusted net income reached R$4,462 million in the third quarter of 2016, an increase of R$301 million, or 7.2%, compared to the previous quarter. Disregarding the effect of the consolidation of HSBC Brasil, the increase was by R$153 million, or 3.7%, mainly due to: (i) the decrease in allowance for loan losses expenses due to the impact, in the second quarter of 2016, produced by the downgraded rating in the particular case of a corporate client; (ii) the decrease in other net operating expenses; (iii) the increase in fee and commission income; (iv) the increase in the income of insurance premiums, pension and capitalization bonds; partly offset by: (v) the decrease of the NII; and (vi) higher administrative expenses.

In the comparison between the first nine months of 2016 and the same period in the previous year, the adjusted net income decreased R$575 million or 4.3%. Disregarding the effect of the consolidation of HSBC Brasil, the decrease was of R$723 million, or 5.4%, which reflects an increase in (i) allowance for loan losses expenses, for the reasons detailed above; (ii) personnel and administrative expenses; and (iii) other net operating expenses. However, it’s important to highlight the increase in: (i) the interest-earning portion of the NII; and (ii) fee and commission income.

Shareholders’ Equity totaled R$98,550 million in September 2016, up 14.3% over September 2015. Based on the Prudential Conglomerate, the Basel III Ratio was calculated at 15.3%, 11.9% of which is classified as Tier I Capital. It is important to mention that, in September 2016, it considers the subordinated debts authorized by the Central Bank, in November 2016, to compose Tier I Capital.

Total Assets registered R$1.270 trillion in September 2016, a 20.9% increase over September 2015, driven by the increased turnover and by the consolidation of HSBC Brasil, which contributed with an increase of R$161.2 billion in total assets. Return on Average Assets (ROAA) stood at 1.5%, calculated on a linear basis.

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Press Release

Summarized Analysis of Adjusted Income

Operating Efficiency Ratio (ER)

In September 2016, the 12-month ER(1) reached 38.2%, a 0.8 p.p. increase compared to the previous quarter and a 0.3 p.p. increase in the annual comparison. Disregarding the effect of the consolidation of HSBC Brasil, this indicator totaled 37,6%, an increase of 0.2 p.p. in the quarterly comparison, partially impacted by: (i) higher operating expenses, mainly administrative expenses, originated from: (a) higher advertising and marketing expense , mainly related to the "Rio 2016 Olympic and Paralympic Games"; and (b) outsourced services; partially offset by: (ii) the growth of (a) the fee and commission income, prompted by the increase in the volume of business and services provided; and (b) the net interest income. In the annual comparison, such indicator showed an improvement of 0.3 p.p. mainly due to the increase in (i) the net interest income; (ii) fee and commission income; and offset, largely, by: (iii) the increase in operating expenses during the period.

The quarterly ER reached 41.1%, but disregarding the effect of the consolidation of HSBC Brasil, the indicator totaled 39.4%, impacted by: (i) higher administrative expenses, largely, due to the same reason detailed above; (ii) lower net interest income; and offset by: (iii) the growth of the fee and commission income, originated by the increase in the volume of business and services provided; (iv) higher income from Insurance Premiums, Pension Plans and Capitalization Bonds, net of technical provisions, retained claims and others; and (v) lower net operating expenses.

The risk adjusted ER reflects the impact of the risk associated with loan operations(2) and reached 49.9% (48.8% without HSBC Brasil), impacted primarily by the leveling of provisions for corporate clients carried out in the first semester of 2016.

It is important to mention that the ER performance reflects the strategy of sustainable growth, which includes, among other things, (i) the availability of appropriate products and services for clients through the segmentation of the base and of digital channels, (ii) the optimization of points of service, and (iii) the strict control of operating expenses, arising from the actions of the Efficiency Committee and of investments in Information Technology, to the amount of R$4.514 billion in the first nine months of 2016. In this sense, once the integration process of HSBC Brasil is concluded, emphasis is placed on the provision of a unified platform (branches, ATMs and systems) and an even broader portfolio of products and services to all clients of Bradesco.

(1)   ER = (Personnel Expenses – Employee Profit Sharing + Administrative Expenses)/ (Net Interest Income + Fee and Commission Income + Income from Insurance + Equity in the Earnings (Losses) of Unconsolidated Companies + Other Operating Income – Other Operating Expenses); and

(2)   Including ALL expenses, adjusted for discounts granted, loan recovery and sale of foreclosed assets, among others.

  10  Economic and Financial Analysis Report – September 2016

Press Release

Summarized Analysis of Adjusted Income

NII (Net Interest Income)

In the third quarter of 2016, net interest income recorded a growth of R$1,969 million, or 13.2%, compared with the previous quarter. Disregarding the effect of the consolidation of HSBC Brasil, there was a decrease of R$485 million, or 3.2%, due to the lower results in: (i) the interest-earning portion of the NII, in the value of R$407 million, influenced, mainly, by the decrease in “Securities/ Other”; and (ii) non-interest-earning portion of the NII, in the amount of R$78 million.

In the comparison between the first nine months of 2016 and the same period of the previous year, net interest income increased by R$5,910 million, or 14.5%. Disregarding the effect of the consolidation of HSBC Brasil, the increase was of R$3,456 million, or 8.5%, due to: (i) a higher interest-earning portion of the NII, to the amount of R$3,496 million, particularly in “Credit Intermediation”; and partly offset by: (ii) the lower non-interest-earning portion of the NII, to the amount of R$40 million.

Interest-Earning Portion of the NII – 12-Month Average Rates

R$ million	3Q16 HSBC Brasil	9M16			9M15
		Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Credit Intermediation	2,335	36,494	378,054	12.7%	31,475	364,533	11.5%
Insurance	77	4,424	193,350	3.2%	4,034	161,849	3.3%
Securities/Other	11	5,398	431,011	1.6%	4,888	396,002	1.6%
0
NII - Interest-earning Portion	2,423	46,316	-	7.5%	40,397	-	7.5%

R$ million	3Q16 HSBC Brasil	3Q16			2Q16
		Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Credit Intermediation	2,335	13,600	407,559	12.7%	11,408	356,190	12.3%
Insurance	77	1,534	211,380	3.2%	1,415	187,701	3.2%
Securities/Other	11	1,665	451,501	1.6%	1,960	429,540	1.6%
0
NII - Interest-earning Portion	2,423	16,799	-	7.5%	14,783	-	7.4%

The 12-month interest-earning portion NIM was 7.5% in the third quarter of 2016 and in the first nine months of 2016, remaining stable in the comparison between the accrued of the periods and increasing by 0.1 p.p. in the comparison between quarters. Disregarding the effect of the consolidation of HSBC Brasil, the 12-month interest-earning portion NIM was of 7.4% in the third quarter of 2016, remaining stable in comparison with the previous quarter.

Bradesco 11

Press Release

Summarized Analysis of Adjusted Income

Expanded Loan Portfolio (1)

In September 2016, the expanded loan portfolio of Bradesco totaled R$521.8 billion. Disregarding the effect of the consolidation of HSBC Brasil, the portfolio presented a 1.2% decrease in comparison with the previous quarter, impacted by the lower credit demand in the third quarter of 2016. Micro, Small and Medium-sized Enterprises, Large Corporates and Individuals presented a reduction of 4.9%, 0.1% and 0.4%, respectively, during the period.

In relation to the last 12 months, excluding HSBC Brasil, the portfolio also decreased 6.8%. Companies registered a decline of 10.8%, impacted mainly by the segment of Micro, Small and Medium-sized Enterprises, while loans to Individuals grew 2.1%. For Individuals, the products that had the strongest growth in the last 12 months were: (i) real estate financing; and (ii) credit card. For Companies, the notable products were: (i) operations bearing credit risk – commercial portfolio (debentures and promissory notes); and (ii) real estate financing.

(1)   In addition to Bacen loan portfolio, it includes sureties, guarantees, letters of credit, advances on credit card receivables, debentures, promissory notes, co-obligation in mortgage-backed receivables, and rural loans.

For more information about the Expanded Loan Portfolio, see Chapter 2 of this Report.

  12  Economic and Financial Analysis Report – September 2016

Press Release

Summarized Analysis of Adjusted Income

Allowance for Loan Losses (ALL) Expenses

In the nine months of 2016, allowance for loan losses expenses totaled R$16,214 million, registering a variation of 47.6%, or R$5,232 million, compared with the same period of the previous year. Disregarding the effect of the consolidation of HSBC Brasil, allowance for loan losses expenses amounted to R$15,025 million, an increase of R$4,043 million, or 36.8%, which was mainly originated by the: (i) higher delinquency ratio, mainly due to the further worsening of economic conditions in the period; and (ii) leveling of provisions for certain corporate clients, particularly a specific case, whose downgraded rating had an impact of R$1,201 million in the first semester of 2016 (this operation is 100% provisioned).

In the third quarter of 2016, disregarding the effect of the consolidation of HSBC Brasil, allowance for loan losses expenses amounted to R$4,553 million, a decrease of 9.4%, or R$471 million, mainly due to the: (i) impact produced by the specific case, stated above, in the second quarter of 2016; and mitigated by the: (ii) increase in the delinquency rate, resulted from the weak performance of the economy in the quarter. It is important to highlight that, from this quarter, the effect of an improvement in the guarantee management system, for the provisioning of the real estate financing operations, did not produce any relevant effect on the allowance for loan losses expenses.

It is important to note that the balance of the loan operations – the Bacen concept, disregarding the operations resulting from HSBC Brasil, presented a 7.8% decrease in the annual comparison and a 1.3% decrease in the quarterly comparison.

The reinforcement of the credit granting policies, quality of guarantees, as well as the improvement of the credit recovery processes mitigated the effect in the growth of delinquency rates.

For more information on the Allowance for Loan Losses Expenses, see Chapter 2 of this Report.

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Press Release

Summarized Analysis of Adjusted Income

Delinquency Ratio (1) (2)

90-day Delinquency Ratio

The total delinquency ratio, which refers to operations that are more than 90 days overdue, increased in the quarter, mainly due to the low demand for credit and the delay of a specific client of the Large Corporates segment.

The graphs on the right-hand side  present the effects in the ratios considering HSBC Brasil as well as excluding its effect.

15-90 Day Delinquency Ratio

In the third quarter of 2016, short-term delinquency, including operations between 15 and 90 days overdue, declined, largely due to a specific client, of the Large Corporate segment, having migrated from a delinquency range to another, returning to the levels of the first quarter of 2016.

(1) As defined by Bacen; and

(2) Portfolios were not sold.

Provisioning, Delinquency, ALL and Effective Coverage Ratio

The graph on the right-hand side  shows the behavior of the Bradesco portfolio, considering the consolidation of HSBC Brasil in the third quarter of 2016.

The assertiveness of the provisioning criteria adopted must be mentioned, which is proven by: (i) analyzing historical data on recorded allowance for loan losses; and (ii) effective losses in the subsequent 12-month period. When analyzed in terms of credit losses, net of recoveries, for an existing provision of 7.8% of the portfolio(1) in September 2015, the net loss in the subsequent 12 months was 3.6%, this represents an effective coverage ratio of 220.0%.

It should be highlighted that, considering the losses expected for one year (dotted part), which has a high correlation with E-H non-performing ratings, there is an effective coverage ratio of 213.7% for September 2016.

  14  Economic and Financial Analysis Report – September 2016

Press Release

Bradesco    15

Press Release

Summarized Analysis of Adjusted Income

NPL Creation 90 days x Write-offs

(1) Effect of a specific corporate client.

The NPL creation reached R$7,402 million in the third quarter of 2016, representing 1.9% of the Bacen loan portfolio. Disregarding the effect of the consolidation of HSBC Brasil and a specific corporate client, the NPL creation reached R$5,166 million, presenting a reduction of 3.5% compared to the previous quarter and representing 1.5% of the Bacen loan portfolio, a lower representativeness than that presented in the second quarter of 2016, which was 1.6%.

  16  Economic and Financial Analysis Report – September 2016

Press Release

Summarized Analysis of Adjusted Income

Income from Insurance, Pension Plans and Capitalization Bonds

Net Income for the third quarter of 2016 totaled R$1.502 billion (R$1.164 billion in the second quarter of 2016), an increase of 29.0% in comparison with the previous quarter, presenting an annualized return on Adjusted  Equity of 25.6%(1). Disregarding HSBC Brasil insurance companies, the Net Income totaled R$1.429 billion, 22.8% higher than the same period in the previous quarter.

In the nine months for 2016, the Net Income totaled R$4.046 billion, 4.2% higher than the Net Income presented in the same period of the previous year (R$3.883 billion), with an annualized return on the Adjusted Equity of 23.0%(1). Disregarding HSBC Brasil insurance companies, the Net Income in the nine months, totaled R$3.973 billion, 2.3% higher than the same period in the previous year.

R$ million (unless otherwise stated)	3Q16	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15	4Q14	Variation %
	HSBC Brasil									3Q16 x 2Q16	3Q16 x 3Q15
Net Income	73	1,502	1,164	1,380	1,405	1,317	1,284	1,283	1,236	29.0	14.0
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	711	17,733	17,253	15,186	19,130	15,125	16,723	13,634	17,806	2.8	17.2
Technical Provisions	15,296	213,608	190,649	182,973	177,835	168,629	164,566	157,295	153,267	12.0	26.7
Financial Assets	16,102	230,787	205,230	200,016	191,921	182,391	179,129	170,395	166,022	12.5	26.5
Claims Ratio (%)	41.5	77.1	76.8	72.1	71.9	73.1	71.4	71.7	70.9	0.3 p.p.	4.0 p.p.
Combined Ratio (%)	86.2	90.0	89.6	86.1	86.5	86.9	86.5	86.8	85.9	0.4 p.p.	3.1 p.p.
Policyholders / Participants and Customers (in thousands)	1,343	49,880	49,576	50,570	49,806	48,185	47,758	47,789	46,956	0.6	3.5
Number of Employees	N/A	6,625	6,713	6,959	7,023	7,052	7,074	7,082	7,113	(1.3)	(6.1)
Market Share of Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income (%) (3)	1.1	25.7	24.3	24.8	25.5	24.7	24.8	23.5	24.4	1.4 p.p.	1.0 p.p.

(1)   Calculated on linear basis;

(2)   Excluding additional provisions; and

(3)   The third quarter of 2016 includes the latest data released by SUSEP (August/16).

Note: For comparability between the ratios in the periods demonstrated above, we disregarded non-returning events from the calculation.

Bradesco    17

Press Release

Summarized Analysis of Adjusted Income

Income from Insurance, Pension Plans and Capitalization Bonds

In the third quarter of 2016, in comparison with the previous quarter, revenues showed an increase of 2.8%, driven by the "Capitalization Bonds", "Health" and "Life and Pension" products, which grew by 10.8%, 4.3% and 1.6%, respectively. Disregarding HSBC Brasil insurance companies, the revenues of the third quarter of 2016 presented a decrease of 1.3% compared with the previous quarter, influenced by “Life and Pension Plans” product, which decreased 5.0%.

In the nine months of 2016, the revenues registered an increase of 10.3% in comparison with the same period of the previous year, influenced by “Health”, "Life and Pension" and “Capitalization Bonds” products, which increased by 16.2%, 9.8% and 5.1%, respectively. Disregarding HSBC Brasil insurance companies, the growth in the accrued comparison was 8.7%, influenced by the products detailed above.

Net income for the third quarter of 2016 was 29.0% higher than the results presented in the previous quarter. Disregarding HSBC Brasil companies of the insurance segment, net income for the third quarter of 2016 was 22.8% higher than the results presented in the previous quarter, largely due to: (i) the improvement in the financial and equity results; (ii) the improvement in the commercialization index; (iii) maintenance of the administrative efficiency index; and partly offset by: (iv) the increase of 1.2 p.p. in the claims ratio index.

Net income accrued in the first nine months of 2016 was 4.2% higher than the results presented in the same period of the previous year. Disregarding HSBC Brasil companies, of the insurance segment, the increase was of 2.3%, largely due to: (i) the increase of 8.7% in revenue; (ii) the decrease in the commercialization index; (iii) the maintenance of the administrative efficiency index, considering the collective bargaining of the category in January 2016; (iv) the increase in financial and equity results, partly offset by: (v) the increase of 3.6 p.p. in the claims ratio index; and (vi) by the introduction of a supplemental coverage provision, whose methodology of calculation takes into account the discount of the projected cash flow of the insurance contracts in force, based on the interest rates’ fixed-term structure (ETTJ). These curves present approximately 1 p.p. of variation between the dates of the calculation basis, resulting in an increase of the Supplemental Coverage Provision (SCP).

Minimum Capital Required – Grupo Bradesco Seguros

According to CNSP Resolution No. 321/15, corporations should demonstrate the adjust shareholders’ equity (ASE) equal to or higher than the minimum capital required (MCR). MCR is equivalent to the highest value between the base capital and the risk capital. For companies regulated by the ANS, Normative Resolution No. 373/15 establishes that corporations should demonstrate the adjust shareholders’ equity (ASE) equal to or higher than the Solvency Margin.

The capital adjustment and management process is continuously monitored and aims to ensure that Grupo Bradesco Seguros keeps a solid capital base to support the development of activities and cope with the risks in any market situation, in compliance with regulatory requirements and/or Corporate Governance principles. Companies must permanently maintain capital compatible with the risks for their activities and operations, according to the characteristics and peculiarities of each company belonging to Grupo Bradesco Seguros, represented by adequate capital levels. Grupo Bradesco Seguros permanently observes the limits required by the respective regulatory entities. The Minimum Capital Required in August 2016 was R$8.899 billion.

  18  Economic and Financial Analysis Report – September 2016

Press Release

Summarized Analysis of Adjusted Income

Fee and Commission Income

In the comparison between the first nine months of 2016 and the same period of the previous year, fee and commission income presented an increase of R$2,237 million, or 12.3%. Disregarding the effect of the consolidation of HSBC Brasil, the increase was of R$1,534 million, or 8.4%, mainly due to: (i) an increase in the volume of operations arising from continuous investment in service channels and in technology; and (ii) an advance in the client segmentation process improving the ability to offer products and services. It must be noted that the sources that have significantly contributed to this result were derived from: (i) an increase in checking account fees, mainly due to an improvement in the client segmentation process; (ii) the good performance of the card business, as a result of (a) the increase in financial volume traded; and (b) the highest volume of transactions performed; and increased fees arising from: (iii) asset management; (iv) consortium management; (v) underwriting / financial advisory services; (vi) custody and brokerage services; and (vii) collections.

In the third quarter of 2016, fee and commission income totaled R$7,450 million, showing an increase of R$826 million, or 12.5%, in comparison with the previous quarter. Disregarding the effect of the consolidation of

HSBC Brasil, the increase of R$123 million, or 1.9%, was mainly due to: (i) the increase in the volume of operations in the period; and (ii) the higher number of business days, with emphasis on the performance of fees arising from: (a) cards; (b) asset management; (c) checking accounts; and (d) consortium management.

(1) HSBC Brasil.

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Press Release

Summarized Analysis of Adjusted Income

Personnel Expenses

In the comparison between the first nine months of 2016 and the same period of the previous year, personnel expenses presented an increase of R$1,706 million, or 15.7%. Disregarding the effect of the consolidation of HSBC Brasil, the increase was of R$642 million, or 5.9%, a percentage below the inflation rates, mainly due to the variations in the following expenses: (i) "structural" portion due to the increase in expenses with payroll, social charges and benefits, impacted by higher salaries, in accordance with the 2015 and 2016 collective bargaining agreements; and (ii) "non-structural" portion, mainly due to higher expenses with (a) employment termination costs; (b) employee and management profit sharing; and (c) provision for labor claims.

In the third quarter of 2016, personnel expenses totaled R$4,930 million, a variation of 27.0%, or R$1,048 million, compared to the previous quarter. Disregarding the effect of the consolidation of HSBC Brasil, such expenses decreased by R$16 million, or 0.4%, mainly originated from: (i) the variation in the “non-structural” portion, in the amount of R$195 million, or 22.5%, due to lower expenses with (a) employment termination; (b) employee and management profit sharing; and (c) provision for labor claims; and partly offset by: (ii) the increase in the “structural” portion, in the amount of R$179 million, or 5.9%, related to the increase in expenses relating to payroll, social charges and benefits, affected by higher salaries, in accordance with the 2016 collective bargaining agreement.

Note: Structural Expenses = Salaries + Social Charges + Benefits + Pension Plans.

Non-Structural Expenses = Employee and Management Profit Sharing + Training + Labor Provision + Employment Termination Costs.

  20  Economic and Financial Analysis Report – September 2016

Press Release

Summarized Analysis of Adjusted Income

Administrative Expenses

In the comparison between the first nine months of 2016 and the same period of the previous year, administrative expenses presented an increase of 16.6%, or R$1,958 million. Disregarding the effect of the consolidation of HSBC Brasil, the increase was of 10.2%, or R$1,196 million, or reflecting, primarily, an increase in expenses originated from: (i) the effect of the actions of advertising and marketing, mainly related to the "Rio 2016 Olympic and Paralympic Games"; (ii) higher business and services volume in the period; and (iii) contractual adjustments.

In the third quarter of 2016, administrative expenses totaled R$5,337 million, with a variation of 25.0%, or R$1,067 million, over the previous quarter. Disregarding the effect of the consolidation of HSBC Brasil, such expenses increased by 7.1%, or R$305 million, mainly impacted by: (i) higher expenses with advertising and marketing, mainly related to the "Rio 2016 Olympic and Paralympic Games"; and (ii) by the increase in the business and services volume concentrated in the period, which resulted in higher expenses with: (a) data processing; (b) outsourced services; and (c) depreciation and amortization.

(1)   The decrease as of March 2015, disregarding the effect of the consolidation of HSBC Brasil, is related to: (i) the migration of “Offsite ATM Network – Bradesco)” to “Banco24Horas Network”; (ii) the deactivation of ATMs from “Banco24Horas Network”; and (iii) the decrease of Bradesco Expresso (Correspondent Banks); and

(2)   HSBC Brasil.

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Press Release

Summarized Analysis of Adjusted Income

Other Operating Income and Expenses

In the first nine months of 2016, other net operating expenses totaled R$5,381 million, an R$259 million increase, or 5.1%, over the same period of the previous year. Disregarding the effect of the consolidation of HSBC Brasil, there was an increase of R$347 million, or 6.8%, primarily due to: (i) tax contingency expenses, net of reversal, in the first semester of 2016, in the amount of R$485 million; (ii) contingent liabilities expenses, originating from the obligation in loan assignment, in the first semester of 2016, in the amount of R$200 million; and (iii) the increase in civil provision expenses. In the first semester of 2015, expenses were impacted by the constitution of provision for tax contingency, in the amount of R$571 million.

In the comparison between the third quarter of 2016 and the previous quarter, other net operating expenses decreased R$317 million, or 15.7%. Disregarding the effect of the consolidation of HSBC Brasil, the decrease was of R$229 million, or 11.4%, due to the constitution of the provision expense in the second quarter of 2016 for: (i) tax contingency, net of reversal, in the amount of

R$485 million; (ii) contingent liabilities, originating from the obligation in loan  assignment, in the amount of R$200 million; offset by (iii) increased civil provision expenses; and (iv) increased expenditure on operating provisions related to activities of cards and insurance, in the third quarter of 2016.

  22  Economic and Financial Analysis Report – September 2016

Press Release

Summarized Analysis of Adjusted Income

Income Tax and Social Contribution

In the comparison between the first nine months of 2016 and the same period of the previous year, the 8.4%, or R$569 million, decrease is related to: (i) an increase in provisioning/payment of interest on shareholders’ equity, due to the increase in the Federal Government Long-Term Interest Rate (TJLP) in the period (from an average of 6.0%,  in the first nine months of 2015 to 7.5% in the first nine months of 2016); (ii) a lower taxable income, impacted by higher nontaxable income; being partially offset by: (iii) the increase in the Social Contribution (CSLL) rate. It is worth noting that, under this heading, there was no significant impact on the effect of consolidation of HSBC Brasil.

In the third quarter of 2016, income tax and social contribution expenses totaled R$1,948 million, remaining stable as compared to the second quarter of 2016.

Unrealized Gains

Unrealized gains totaled R$20,360 million at the end of the third quarter of 2016, an increase of R$2,185 million, or 12.0%, over the previous quarter. Such variation was mainly due to the market valuation in securities. It is worth noting that there was no significant impact on the effect of consolidation of HSBC Brasil in the third quarter of 2016.

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Press Release

Capital Ratios - Basel III

Basel Ratio

In September 2016, the Regulatory Capital of the Prudential Conglomerate stood at R$100,056 million, against risk-weighted assets totaling R$657,148 million. The Basel Ratio showed a decrease of 2.4 p.p., from 17.7%, in June 2016, to 15.3%, in September 2016, and the Tier I Capital ratio from 13.7%, in June 2016, to 11.9%, in September 2016, impacted, mainly by: (i) the effect of the consolidation of HSBC Brasil, which influenced: (a) the risk-weighted assets; (b) goodwill / intangible assets; and (c) the other prudential adjustments; partly offset by: (ii) the use of Subordinated Bonds, authorized in November 2016, by the Central Bank to compose Tier I Capital, whose amount reached R$5.0 billion.

The table below shows the main events that impacted the Tier I Capital ratio in the third quarter of 2016.

(1) Includes the amount of R$5.0 billion related to subordinated debts authorized by the Central Bank to compose Tier I Capital, in November 2016.

Full Impact – Basel III

We calculated a Basel III simulation, considering some of the main future adjustments, which include: (i) deductions of 100% according to the schedule of phase-in arrangements; (ii) the allocation of resources, obtained via payment of dividends, by our Insurance Group; (iii) the use of tax credits; (iv) the decrease in the market and operational risk multiplier (early adoption), from

9.875% to 8% and the impact of CMN Resolution No. 4,517/16; and (v) the impact of the acquisition of HSBC Brasil (amortization of goodwill / intangible assets and synergy in the process of integration), reaching a Tier I Capital ratio of 12.1%, which, added to funding obtained via subordinated debt, may reach a Tier I Capital ratio of approximately 12.8% at the end of 2018.

(1)   Published (Schedule 60%);

(2)   Effect of the full impact. Also includes, the Goodwill / Intangible assets stock paid for the acquisition of HSBC Brasil, net of amortizations and the allocation of resources, obtained via payment of dividends, by the Insurance Group;

(3)   Considers the decrease in the market and operational risks multiplier (early adoption), from 9.875% to 8% in 2019; and the change of the rule for the consolidation of proportionate companies, in accordance with CMN Resolution No. 4,517/16;

(4)   Refers to the minimum required, in accordance with Bacen Circulars No. 3,768/15 and No. 3,769/15. It is important to highlight that Bacen fixed at 0% the tranche of countercyclical capital required, which could reach up to 2.5% in 2019, and includes 1% for the tranche of systemic importance in 2019; and

  24  Economic and Financial Analysis Report – September 2016

Press Release

Economic Environment

The international scenario remains complex, because of the risks of deflation and uncertainties in relation to the pace of growth in relevant economies. The financial markets showed moderation of volatility in the quarter, except for specific moments of questioning about the health of the European financial system. It is worth mentioning that the effects of the United Kingdom leaving the European Union on global markets have been modest (exception made for assets in the UK, evidently). This is due, largely, to the continuity of timely actions by the main central banks worldwide, such as the European Central Bank (ECB), Bank of Japan (BoJ) and the Federal Reserve (Fed).

In the Euro area, the BCE maintained the program for the purchase of securities of € 80 billion per month, until March 2017, reiterating that it may, if necessary, require going further. In a similar direction, the Bank of Japan innovated and established a goal of interest rate for the 10-year government securities. With this, the BoJ wants to signal commitment to maintaining actual negative interest rates over a long period, thus producing inflation. The Fed, in turn, continues to indicate a very piecemeal posture to the rhythm of monetary normalization. Even so, the improvement of economic conditions and of the labor market reinforces the expectation that the rise in interest rates will occur soon. In short, due to actions and significant signs of major central banks worldwide, it can be said that an environment of lower aversion to risk ended up prevailing in the external scenario, guaranteed by ample conditions of liquidity. This has favored, in large measure, the prices of assets of emerging economies.

The domestic scenario, in the third quarter, was marked by the maintenance of the resumption of trust and the reduction of the uncertainties coming from the political environment. Although there are important proceedings in progress, the economic agenda shows a correct sense of urgency in relation to what needs to be done to restore the growth in the economy and offer of jobs. It is worth mentioning that the resumption of confidence of consumers and entrepreneurs has favored the likelihood of economic stabilization and potential recovery in subsequent quarters. However, it should be noted that the performance of the economy is still weak, suggesting a slower recovery than previously expected. In other words, the GDP should resume growth only in the first quarter of 2017.

Therefore, the weakness of the economic activity continues limiting part of the advancement of the tax adjustment in the short term. Thus, actions to ensure fiscal sustainability in the medium term, and progress on the reform agenda have become even more relevant. Efforts in this direction are necessary to maintain the economic predictability, enabling the trend of increases in actual income and productive investments to resume. At the same time, moderation in the economy will allow the inflation to reach the set target more quickly, enabling the conditions to initiate a process of flexibility in monetary policy this year.

With the macroeconomic adjustments made, additional actions of a structural nature that can affect potential future growth continue to be essential. The constant search for excellence in education is Brazil’s front line in its struggle to become more competitive and to expedite its efforts to upgrade infrastructure. It should be remembered that, in the long term, the main source of economic growth is productivity, a theme that is even more relevant in a global context characterized by increased competition and an economic growth that is still fragile. Investments will tend to play an increasingly important role in the composition of growth in coming years, especially in the process of the recovery of economic activity. This would benefit more from greater participation of the capital market in financing these projects. At the same time, despite the cyclical retraction of the consumer market in some sectors, structurally, the potential of the domestic demand for goods and services is not exhausted.

Bradesco maintains a positive outlook towards Brazil, with favorable perspectives for its operating sections. Credit volume is evolving at risk-compatible rates, even when faced with a cyclical upswing in delinquency rates, due to the reduction of activity and the increase of the unemployment rate this year. The circumstances are still very promising for Brazilian banking and insurance sectors in the medium and long term.

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Press Release

Main Economic Indicators

Main Indicators (%)	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15	4Q14	x	9M16	9M15

Interbank Deposit Certificate (CDI)	3.47	3.37	3.27	3.37	3.43	3.03	2.81	2.76		10.42	9.56
Ibovespa	13.27	2.94	15.47	(3.79)	(15.11)	3.77	2.29	(7.59)		34.64	(9.89)
USD – Commercial Rate	1.13	(9.81)	(8.86)	(1.71)	28.05	(3.29)	20.77	8.37		(16.87)	49.57
General Market Price Index (IGP-M)	0.53	2.86	2.96	3.95	1.93	2.27	2.02	1.89		6.47	6.34
Extended Consumer Price Index (IPCA)	1.04	1.75	2.62	2.82	1.39	2.26	3.83	1.72		5.51	7.64
Federal Government Long-Term Interest Rate (TJLP)	1.82	1.82	1.82	1.72	1.59	1.48	1.36	1.24		5.57	4.49
Reference Interest Rate (TR)	0.58	0.49	0.45	0.53	0.61	0.40	0.23	0.26		1.51	1.25
Savings Account	2.09	2.00	1.96	2.05	2.13	1.92	1.75	1.77		6.18	5.90
Business Days (#)	65	63	61	63	65	61	61	65		189	187
Indicators (Closing Rate)	Sept16	June16	Mar16	Dec15	Sept15	June15	Mar15	Dec14		Sept16	Sept15
USD – Commercial Selling Rate - (R$)	3.2462	3.2098	3.5589	3.9048	3.9729	3.1026	3.2080	2.6562		3.2462	3.9729
Euro - (R$)	3.6484	3.5414	4.0539	4.2504	4.4349	3.4603	3.4457	3.2270		3.6484	4.4349
Country Risk (points)	319	349	409	521	442	304	322	259		319	442
Selic - Base Interest Rate (% p.a.)	14.25	14.25	14.25	14.25	14.25	13.75	12.75	11.75		14.25	14.25
BM&F Fixed Rate (% p.a.)	12.50	13.36	13.81	15.86	15.56	14.27	13.52	12.96		12.50	15.56

Projections up to 2018

%	2016	2017	2018
USD - Commercial Rate (year-end) - R$	3.20	3.30	3.40
Extended Consumer Price Index (IPCA)	6.80	4.70	4.50
General Market Price Index (IGP-M)	7.40	4.50	5.00
Selic (year-end)	13.75	10.25	9.25
Gross Domestic Product (GDP)	(3.40)	1.00	3.00

Guidance

Bradesco's Perspectives for 2016

This guidance contains forward-looking statements that are subject to risks and uncertainties, as they are based on Management’s expectations and assumptions and information available to the market as of the date hereof. The new guidance does not incur in relevant changes in the expected annual results based on the previous projection.

(1)   Expanded Loan Portfolio;

(2)   Administrative and Personnel Expenses; and

(3)   Includes incomes with credit recovery.

  26  Economic and Financial Analysis Report – September 2016

Press Release

Managerial Income Statement vs. Adjusted Income Statement

Analytical Breakdown of Managerial Income Statement (1) vs. Adjusted Income Statement (3)

Third Quarter of 2016 and Second Quarter of 2016

R$ million	Third Quarter of 2016				x	Second Quarter of 2016
	Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Adjusted Income Statement (3)		Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Adjusted Income Statement (3)

Net Interest Income	17,425	(494)	-	16,931		20,743	(5,781)	-	14,962
ALL	(7,502)	566	1,194	(5,742)		(4,719)	(305)	-	(5,024)
Gross Income from Financial Intermediation	9,923	72	1,194	11,189		16,024	(6,086)	-	9,938
Income from Insurance, Pension Plans and Capitalization Bonds	205	-	1,075	1,280		1,084	-	-	1,084
Fee and Commission Income	7,458	(8)	-	7,450		6,632	(8)	-	6,624
Personnel Expenses	(5,272)	-	342	(4,930)		(3,882)	-	-	(3,882)
Other Administrative Expenses	(5,411)	12	62	(5,337)		(4,340)	70	-	(4,270)
Tax Expenses	(1,549)	(52)	-	(1,601)		(1,762)	436	-	(1,326)
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	108	-	-	108		22	-	-	22
Other Operating Income/Expenses	(1,452)	316	(562)	(1,698)		(4,027)	1,963	49	(2,015)
Operating Income	4,010	340	2,111	6,461		9,751	(3,625)	49	6,175
Non-Operating Income	(375)	351	-	(24)		(115)	59	-	(56)
Income Tax / Social Contribution and Non-controlling Interest	(399)	(691)	(885)	(1,975)		(5,502)	3,566	(22)	(1,958)
Net Income	3,236	-	1,226	4,462		4,134	-	27	4,161

(1)  For more information, please see note 5 – Managerial Statement of Financial Position and Income Statement by Operating Segment, in chapter 6 of this report;

(2)  Includes reclassifications in items from the income statement which do not affect the Net Income, but allow a better analysis of business items, particularly hedge adjustment, which represents the partial result of derivatives used for hedge investments abroad, which in terms of Net Income, simply cancels the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, in the amount of R$450 million in the third quarter of 2016 and R$4,533 million in the second quarter of 2016; and

(3)  It refers to Managerial Income Statement (1) with the reclassifications between lines, which do not affect the Net Income, and without the non-recurring events of the period.

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Press Release

Managerial Income Statement vs. Adjusted Income Statement

Analytical Breakdown of Managerial Income Statement (1) vs. Adjusted Income Statement (3)

First Nine Months of 2016 and First Nine Months of 2015

R$ million	Nine months of 2016				x	Nine months of 2015
	Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Adjusted Income Statement (3)		Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Adjusted Income Statement (3)

Net Interest Income	58,565	(11,888)	108	46,785		30,865	10,010	-	40,875
ALL	(18,140)	732	1,194	(16,214)		(15,923)	1,237	3,704	(10,982)
Gross Income from Financial Intermediation	40,425	(11,156)	1,302	30,571		14,942	11,247	3,704	29,893
Income from Insurance, Pension Plans and Capitalization Bonds	2,914	-	1,075	3,989		3,933	-	-	3,933
Fee and Commission Income	20,494	(15)	-	20,479		18,170	72	-	18,242
Personnel Expenses	(12,908)	-	342	(12,566)		(11,127)	-	267	(10,860)
Other Administrative Expenses	(13,867)	82	62	(13,723)		(11,890)	126	-	(11,765)
Tax Expenses	(5,140)	800	(5)	(4,345)		(3,479)	(511)	-	(3,990)
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	170	-	-	170		51	-	-	51
Other Operating Income/Expenses	(7,897)	2,984	(468)	(5,381)		(8,053)	2,131	800	(5,122)
Operating Income	24,191	(7,305)	2,308	19,194		2,545	13,065	4,771	20,382
Non-Operating Income	(398)	394	(163)	(167)		(256)	40	-	(215)
Income Tax / Social Contribution and Non-controlling Interest	(12,302)	6,911	(900)	(6,291)		10,548	(13,105)	(4,297)	(6,856)
Net Income	11,492	-	1,245	12,736		12,837	-	474	13,311

(1) For more information, please see note 5 – Managerial Statement of Financial Position and Income Statement by Operating Segment, in chapter 6 of this report;

(2) Includes management reclassifications between the lines of results, which do not affect the Net Income, but allow a better analysis of the lines of business, highlighting the tax hedge adjustment, which represents the partial result of the derivatives used for the effect of hedging investments Abroad, which in terms of Net Income simply annuls the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, to the sum of R$8,512 million in the first nine months of 2016 and R$13,445 million in the first nine months of 2015; and

(3) It refers to Managerial Income Statement (1) with the reclassifications between lines, which do not affect the Net Income, and without the non-recurring events of the period.

  28  Economic and Financial Analysis Report – September 2016

Press Release

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Economic and Financial Analysis

Consolidated Statement of Financial Position and Statement of Adjusted Income

From July 1, 2016, we began to consolidate the financial statements of HSBC Brasil, and for better effect of comparability of this Report of Economic and Financial Analysis, we highlight, where relevant, their respective effects. Therefore, for the accounts of the Adjusted Income Statement, we considered three months ended on September 30, 2016, for HSBC Brasil.

Statement of Financial Position (1)

R$ million	Sept16 HSBC Brasil	Sept16	June16	Mar16	Dec15	Sept15	June15	Mar15	Dec14	Variation %
										Sept16 x June16	Sept16 x Sept15
Assets
Current and Long-Term Assets	159,475	1,239,479	1,085,880	1,082,132	1,059,768	1,031,888	1,010,599	1,015,434	1,016,970	14.1	20.1
funds available	1,774	13,013	32,449	18,660	17,457	12,917	11,677	13,683	14,646	(59.9)	0.7
Interbank Investments	17,455	177,168	138,817	165,523	140,457	153,370	176,268	195,746	202,412	27.6	15.5
Securities and Derivative Financial Instruments	46,082	509,184	437,580	414,926	407,584	364,472	356,115	344,430	346,358	16.4	39.7
Interbank and Interdepartmental Accounts	17,042	64,721	50,022	51,474	55,728	54,179	50,800	48,464	52,004	29.4	19.5
Loan and Leasing Operations	50,854	356,419	308,940	320,417	333,854	336,628	326,204	324,479	318,233	15.4	5.9
Allowance for Loan Losses (ALL) (2)	(6,404)	(38,148)	(30,019)	(29,734)	(28,805)	(27,952)	(23,290)	(23,011)	(22,724)	27.1	36.5
Other Receivables and Assets	32,672	157,122	148,091	140,866	133,493	138,274	112,825	111,643	106,041	6.1	13.6
Permanent Assets	1,719	30,660	19,364	19,631	19,987	19,095	19,163	19,381	15,070	58.3	60.6
Investments	44	1,638	1,538	1,520	1,587	1,710	1,669	1,636	1,712	6.5	(4.2)
Premises and Equipment and Leased Assets	1,208	6,931	5,682	5,779	5,772	5,000	4,940	4,952	4,887	22.0	38.6
Intangible Assets	467	22,091	12,144	12,332	12,628	12,385	12,554	12,793	8,471	81.9	78.4
Total	161,194	1,270,139	1,105,244	1,101,763	1,079,755	1,050,983	1,029,762	1,034,815	1,032,040	14.9	20.9
*
Liabilities
Current and Long-Term Liabilities	153,392	1,169,589	1,006,877	1,006,426	988,833	962,811	940,910	949,066	949,846	16.2	21.5
Deposits	64,876	239,937	179,436	189,192	195,760	203,637	195,926	211,702	211,612	33.7	17.8
Securities sold under agreements to repurchase	5,009	320,556	287,117	297,350	279,726	257,847	293,730	303,740	320,194	11.6	24.3
Funds from Issuance of Securities	37,571	153,976	112,817	112,617	109,547	110,987	95,387	88,247	84,825	36.5	38.7
Interbank and Interdepartmental Accounts	1,262	5,621	4,838	5,181	6,384	5,463	4,578	4,247	5,958	16.2	2.9
Borrowings and Onlendings	5,702	62,805	57,532	62,849	70,338	69,654	61,369	62,370	58,998	9.2	(9.8)
Derivative Financial Instruments	2,247	11,189	13,720	7,664	13,785	14,860	4,832	5,711	3,282	(18.4)	(24.7)
Technical provisions for insurance, pension plans and capitalization bonds	15,296	213,608	190,649	182,973	177,835	168,629	164,566	157,295	153,267	12.0	26.7
Other liabilities	21,429	161,897	160,768	148,600	135,458	131,734	120,522	115,754	111,710	0.7	22.9
Deferred Income	6	473	503	488	529	459	399	312	293	(6.0)	3.1
Non-controlling Interest in Subsidiaries	20	1,527	1,506	1,519	1,486	1,480	1,481	1,500	393	1.4	3.2
Shareholders' Equity	7,776	98,550	96,358	93,330	88,907	86,233	86,972	83,937	81,508	2.3	14.3
Total	161,194	1,270,139	1,105,244	1,101,763	1,079,755	1,050,983	1,029,762	1,034,815	1,032,040	14.9	20.9

(1) For more information, please see note 5 – Managerial Statement of Financial Position and Income Statement, in chapter 6 of this report; and

(2) Including the Allowance for Guarantees Provided, in September 2016, the Allowance for Loan Losses (ALL) totaled R$40,416 million (R$33,749 million – disregarding the effect of the consolidation of HSBC Brasil), which comprises the concept of the ALL “excess”, whose balance of the ALL – Surplus provision went from R$6,410 million in June 2016 to R$7,491 million in September 2016, a result of the consolidation of HSBC Brasil (R$1,072 million).

  30  Economic and Financial Analysis Report – September 2016

Economic and Financial Analysis

Consolidated Statement of Financial Position and Statement of Adjusted Income

Statement of Adjusted Income

R$ million	3Q16 HSBC Brasil	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15	4Q14	Variation %
										3Q16 x 2Q16	3Q16 x 3Q15
Net Interest Income	2,454	16,931	14,962	14,892	14,512	13,735	13,541	13,599	12,986	13.2	23.3
NII - Interest Earning Portion	2,423	16,799	14,783	14,734	14,380	13,709	13,415	13,273	12,686	13.6	22.5
NII - Non-Interest Earning Portion	31	132	179	158	132	26	126	326	300	(26.3)	407.7
ALL	(1,189)	(5,742)	(5,024)	(5,448)	(4,192)	(3,852)	(3,550)	(3,580)	(3,307)	14.3	49.1
Gross Income from Financial Intermediation	1,265	11,189	9,938	9,444	10,320	9,883	9,991	10,019	9,679	12.6	13.2
Income from Insurance Premiums, Pension Plans and Capitalization bonds, minus Variation of Technical Reserves, Retained Claims and others (1)	97	1,280	1,084	1,625	1,493	1,411	1,311	1,211	1,363	18.1	(9.3)
Fee and Commission Income	703	7,450	6,624	6,405	6,597	6,380	6,118	5,744	5,839	12.5	16.8
Personnel Expenses	(1,064)	(4,930)	(3,882)	(3,754)	(3,839)	(3,797)	(3,618)	(3,445)	(3,676)	27.0	29.8
Other Administrative Expenses	(762)	(5,337)	(4,270)	(4,116)	(4,574)	(4,200)	(3,926)	(3,639)	(4,159)	25.0	27.1
Tax Expenses	(243)	(1,601)	(1,326)	(1,418)	(1,650)	(1,330)	(1,351)	(1,309)	(1,211)	20.7	20.4
Equity in the Earnings (Losses) of Unconsolidated Companies	30	108	22	40	93	38	33	(20)	57	390.9	184.2
Other Operating Income/ (Expenses)	88	(1,698)	(2,015)	(1,669)	(1,586)	(1,604)	(1,606)	(1,912)	(1,360)	(15.7)	5.9
Operating Income	115	6,461	6,175	6,557	6,854	6,781	6,952	6,649	6,532	4.6	(4.7)
Non-Operating Income	23	(24)	(56)	(87)	(68)	(92)	(55)	(68)	(68)	(57.1)	(73.9)
Income Tax and Social Contribution	11	(1,948)	(1,921)	(2,311)	(2,183)	(2,124)	(2,351)	(2,275)	(2,308)	1.4	(8.3)
Non-controlling interests in subsidiaries	(1)	(27)	(37)	(46)	(41)	(32)	(42)	(32)	(24)	(27.0)	(15.6)
Adjusted Net Income	148	4,462	4,161	4,113	4,562	4,533	4,504	4,274	4,132	7.2	(1.6)

(1) “Others” includes: Capitalization Bond Draws and Redemptions; and Insurance, Pension Plan and Capitalization Bond Sales Expenses.

NII – Interest-Earning and Non-Interest Earning Portions

Net Interest Income Breakdown

Bradesco    31

Economic and Financial Analysis

NII – Interest-Earning and Non-Interest Earning Portions

Average Net Interest Income Rate

R$ million	3Q16 HSBC Brasil	9M16	9M15	3Q16	2Q16	Variation
						12 months	Quarter
Net Interest Income
NII -Interest-earning portion - due to volume						2,612	2,101
NII - Interest-earning portion - due to spread						3,307	(85)
- NII - Interest Earning Portion	2,423	46,316	40,397	16,799	14,783	5,919	2,016
- NII - Non-Interest Earning Portion	31	469	478	132	179	(9)	(47)
Net Interest Income	2,454	46,785	40,875	16,931	14,962	5,910	1,969
Average NIM (1)	6.3%	7.6%	7.6%	7.6%	7.5%

(1) Average Rate in 12 months = (Net Interest Income/ Total Average Assets – Repos – Permanent Assets)

In the comparison between the third quarter of 2016 and the previous quarter, net interest income increased 13.2% or R$1,969 million. Disregarding the effect of the consolidation of HSBC Brasil, the decrease of R$485 million was due to the lower results in: (i) the interest-earning portion, totaling R$407 million; and (ii) non-interest-earning portion in the amount of R$78 million.

In the comparison between the first nine months of 2016 and the same period of the previous year, the earning portion increased by 14.5%, or R$5,910 million. Disregarding the effect of the consolidation of HSBC Brasil, there was an increase of R$3,456 million, due to: (i) a R$3,496 million growth as a result of interest-earning operations, particularly “Credit Intermediation"; partly offset by: (ii) the lower non-interest-earning portion results, totaling R$40 million.

NII - Interest-Earning Portion

NII - Interest-Earning Portion – Breakdown

R$ million	3Q16 HSBC Brasil	9M16	9M15	3Q16	2Q16	Variation
						With HSBC Brasil		Without HSBC Brasil
						12 months	Quarter	12 months	Quarter
NII - Interest-earning Portion Breakdown
Credit Intermediation	2,335	36,494	31,475	13,600	11,408	5,019	2,192	2,684	(143)
Insurance	77	4,424	4,034	1,534	1,415	390	119	313	42
Securities/Other	11	5,398	4,888	1,665	1,960	510	(295)	499	(306)
NII - Interest-earning Portion	2,423	46,316	40,397	16,799	14,783	5,919	2,016	3,496	(407)

The interest-earning portion of the NII stood at R$16,799 million in the third quarter of 2016, a growth of 13.6%, or R$2,016 million. Disregarding the effect of the consolidation of HSBC Brasil, the decrease of R$407 million was due to lower results in: (i) “Securities/Other”, in the amount of R$306 million; and (ii) “Credit Intermediation”, in the amount of R$143 million.

In the comparison between the first nine months of 2016 and the same period of the previous year, the interest-earning portion of the NII recorded a R$5,919 million growth, or 14.7%. Disregarding the effect of the consolidation of HSBC Brasil, there was an increase of R$3,496 million, with emphasis on the growth in “Credit Intermediation” in the amount of R$2,684 million.

  32  Economic and Financial Analysis Report – September 2016

Economic and Financial Analysis

NII - Interest-Earning Portion

Interest-Earning Portion – Rates

In the third quarter of 2016, the NII - interest-earning portion rate in the last 12 months was of 7.5%. Disregarding the effect of the consolidation of HSBC Brasil, the rate was of 7.4%, remaining stable in the quarterly comparison and decreasing by 0.1 p.p. in the annual comparison.

Interest-Earning Portion – Average Rates (12 months)

R$ million	3Q16 HSBC Brasil	9M16			9M15
		Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Credit Intermediation	2,335	36,494	378,054	12.7%	31,475	364,533	11.5%
Insurance	77	4,424	193,350	3.2%	4,034	161,849	3.3%
Securities/Other	11	5,398	431,011	1.6%	4,888	396,002	1.6%
NII - Interest-earning Portion	2,423	46,316	-	7.5%	40,397	-	7.5%
,
R$ million	3Q16 HSBC Brasil	3Q16			2Q16
		Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Credit Intermediation	2,335	13,600	407,559	12.7%	11,408	356,190	12.3%
Insurance	77	1,534	211,380	3.2%	1,415	187,701	3.2%
Securities/Other	11	1,665	451,501	1.6%	1,960	429,540	1.6%
NII - Interest-earning Portion	2,423	16,799	-	7.5%	14,783	-	7.4%

Bradesco    33

Economic and Financial Analysis

Interest-Earning Portion of Credit Intermediation

Earning Portion of Credit Intermediation – Breakdown

R$ million	3Q16 HSBC Brasil	9M16	9M15	3Q16	2Q16	Variation
						12 months	Quarter
NII - Interest-earning portion - Credit Intermediation
NII -Interest-earning portion - due to volume						1,453	1,847
NII - Interest-earning portion - due to spread						3,566	345
NII - Interest-earning Portion	2,335	36,494	31,475	13,600	11,408	5,019	2,192
Allowance for loan losses (ALL) expenses	(1,189)	(16,214)	(10,982)	(5,742)	(5,024)	(5,232)	(718)
Net Margin of ALL	1,146	20,280	20,493	7,858	6,384	(213)	1,474

In the third quarter of 2016, the NII - interest-earning portion of “Credit Intermediation” reached R$13,600 million, an increase of 19.2% or R$2,192 million. Disregarding the effect of the consolidation of HSBC Brasil, the decrease of R$143 million was mainly the result of: (i) a R$488 million decrease in the average volume of business, offset by: (ii) the average spread increase, in the amount of R$345 million.

In the comparison between the first nine months of 2016 and the same period of the previous year, there was an increase of 15.9% or R$5,019 million. Disregarding the effect of the consolidation of HSBC Brasil, the R$2,684 million growth was mainly due to the increase in average spread, amounting to R$3,566 million, due to improved management in investment resources and funding operations.

Net Earning Portion of Credit Intermediation

The graph to the right presents a summary of “Credit Intermediation” activity. The Gross Margin line refers to interest income from loans, deducted from the client acquisition costs.

The bar relating to the ALL shows delinquency costs, which are represented by Allowance for Loan Losses (ALL) Expenses, plus discounts granted in net transactions of loan recoveries arising from the sale of foreclosed assets, among others.

In the third quarter of 2016, the bar relating to the net margin, which presents the result of the net revenue from credit interest of the ALL, increased 23.1% in the quarterly comparison, and experienced a decrease of 1.0% in the comparison between the first nine months of 2016 and the same period of the previous year. Disregarding the effect of the consolidation of HSBC Brasil, in the quarterly comparison there was an increase of 5.1% reflecting the decrease in allowance for loan losses expenses due to the impact produced by the downgraded rating in the particular case of a corporate client, in the second quarter of 2016. In the comparison between the first nine months of 2016 and the same period of the previous year, there was a decrease of 6.6%, mainly due to: (i) the higher delinquency rate, mainly as a result of the intensification of the downturn in economic activities in the period; and (ii) the impact produced by the specific case, stated above, the effect of which, during the first semester of 2016, was of R$1,201 million (this operation is 100% provisioned).

(1) Without effect of the leveling of provisioning from one specific corporate client; and

(2) If we ignore the effect of the leveling of provisioning from one specific corporate client, net margin, in the second quarter of 2016 would be R$6,749 million, and in the first quarter of 2016 would be R$6,874 million.

  34  Economic and Financial Analysis Report – September 2016

Economic and Financial Analysis

Interest-Earning Portion of Credit Intermediation

Expanded Loan Portfolio (1)

In September 2016, the expanded loan portfolio of Bradesco stood at R$521.8 billion, presenting a 16.6% increase compared with the previous quarter and 10.0% in the last 12 months. Disregarding the effect of the consolidation of HSBC Brasil, there was a decrease of 1.2% in the quarterly comparison and 6.8% compared to the same period of the previous year.

R$ million	Sept16 HSBC Brasil	Sept16	June16	Sept15	Variation %
					With HSBC Brasil		Without HSBC Brasil
					Quarter	12 months	Quarter	12 months
Customer Profile
Individuals	22,718	171,067	148,919	145,234	14.9	17.8	(0.4)	2.1
Companies	57,061	350,704	298,573	329,253	17.5	6.5	(1.7)	(10.8)
Large Corporates	39,072	240,119	201,228	217,524	19.3	10.4	(0.1)	(7.6)
Micro, Small and Medium-Sized Enterprises	17,988	110,584	97,345	111,729	13.6	(1.0)	(4.9)	(17.1)
Total Loan Operations	79,779	521,771	447,492	474,488	16.6	10.0	(1.2)	(6.8)

(1) In addition to Bacen loan portfolio, it includes sureties, guarantees, letters of credit, advances of credit card receivables, debentures, promissory notes, co-obligation (receivables-backed investment funds, mortgage-backed receivables, and rural loans).

Expanded Loan Portfolio Breakdown by Product and Type of Client (Individuals and Companies)

A breakdown of expanded loan portfolio products for the Individuals section is presented below:

R$ million	Sept16 HSBC Brasil	Sept16	June16	Sept15	Variation %
					With HSBC Brasil		Without HSBC Brasil
					Quarter	12 months	Quarter	12 months
Individuals
Payroll-deductible Loans	1,468	38,133	36,220	33,905	5.3	12.5	1.2	8.1
Credit Card	4,302	33,469	28,757	25,969	16.4	28.9	1.4	12.3
Real Estate Financing	6,255	31,719	24,674	21,181	28.5	49.8	3.2	20.2
CDC / Vehicle Leasing	1,422	20,513	19,662	22,483	4.3	(8.8)	(2.9)	(15.1)
Personal Loans	3,631	18,623	15,250	15,662	22.1	18.9	(1.7)	(4.3)
Rural Loans	1,086	7,738	7,687	8,717	0.7	(11.2)	(13.5)	(23.7)
BNDES/Finame Onlendings	37	6,641	6,789	7,098	(2.2)	(6.4)	(2.7)	(7.0)
Overdraft Facilities	1,005	5,237	4,324	4,369	21.1	19.9	(2.1)	(3.1)
Sureties and Guarantees	512	1,061	551	715	92.6	48.3	(0.4)	(23.3)
Other	2,999	7,936	5,006	5,134	58.5	54.6	(1.4)	(3.8)
Total	22,718	171,067	148,919	145,234	14.9	17.8	(0.4)	2.1

Operations in the Individuals section increased 14.9% in the quarter and 17.8% over the last 12 months. Disregarding the effect of the consolidation of HSBC Brasil, in the quarterly comparison, there was a decrease of 0.4%, and an increase of 2.1%, over the last 12 months. In the annual comparison, the categories highlighted were “real estate financing” and “credit cards”, which increased 20.2% and 12.3%, respectively.

Bradesco    35

Economic and Financial Analysis

Interest-Earning Portion of Credit Intermediation

A breakdown of expanded loan portfolio products for Companies is presented below:

R$ million	Sept16 HSBC Brasil	Sept16	June16	Sept15	Variation %
					With HSBC Brasil		Without HSBC Brasil
					Quarter	12 months	Quarter	12 months
Companies
Working Capital	11,756	48,207	38,608	42,096	24.9	14.5	(5.6)	(13.4)
Operations Abroad	6,308	39,564	33,890	51,441	16.7	(23.1)	(1.9)	(35.4)
Export Financing	7,358	30,634	23,541	23,061	30.1	32.8	(1.1)	0.9
BNDES/Finame Onlendings	2,556	30,345	27,010	30,279	12.3	0.2	2.9	(8.2)
Real Estate Financing	1,645	29,215	27,122	25,951	7.7	12.6	1.7	6.2
Overdraft Account	1,260	9,577	9,192	10,317	4.2	(7.2)	(9.5)	(19.4)
CDC / Leasing	973	8,513	7,984	10,391	6.6	(18.1)	(5.6)	(27.4)
Rural Loans	1,600	6,462	5,077	5,588	27.3	15.6	(4.2)	(13.0)
Sureties and Guarantees	10,783	75,263	65,929	71,904	14.2	4.7	(2.2)	(10.3)
Operations bearing Credit Risk - Commercial Portfolio (1)	6,412	43,506	36,792	33,111	18.2	31.4	0.8	12.0
Other	6,409	29,417	23,429	25,113	25.6	17.1	(1.8)	(8.4)
Total	57,061	350,704	298,573	329,253	17.5	6.5	(1.7)	(10.8)

(1) Includes debentures and promissory note operations.

Companies’ operations increased by 17.5% in the quarter and 6.5% in the last 12 months. Disregarding the effect of the consolidation of HSBC Brasil, there was a decrease of 1.7% in the quarter and 10.8% in the last 12 months. In the annual comparison, the categories highlighted were “operations with credit risk” and “real estate financing”, which showed an increase of 12.0% and 6.2%, respectively.

Expanded Loan Portfolio – Consumer Financing(1)

The graph below shows the types of credit related to Consumer Financing of the Individuals section, which stood at R$110.7 billion, in September 2016, representing a 10.9% increase over the quarter and a 13.0% increase over the last 12 months. Disregarding the effect of the consolidation of HSBC Brasil, credits related to Consumer Financing would add up to R$99.9 billion, in September 2016, presenting stability in the quarter and an increase of 1.9% over the last 12 months.

The categories highlighted in September 2016 are: (i) personal loans, including payroll-deductible loans, totaling R$56.8 billion; and (ii) credit card, totaling R$33.5 billion.

(1) Includes vehicle CDC/Leasing, personal loans, revolving credit card and cash, and installment purchases at merchants operations.

  36  Economic and Financial Analysis Report – September 2016

Economic and Financial Analysis

Interest-Earning Portion of Credit Intermediation

Payroll-deductible Loans

In September 2016, payroll-deductible loans operations totaled R$38,133 million, showing an increase of R$1,913 million in the quarterly comparison, or 5.3%, and, in comparison with September of the previous year, an increase in the amount of R$4,228 million, or 12.5%. Payroll-deductible loans operations represented, in September 2016, 67.2% of total personal loans operations.

Disregarding the effect of the consolidation of HSBC Brasil, there was an increase in the quarterly comparison of R$445 million, or 1.2%, and R$2,760 million, or 8.1%, compared with September of the previous year.

Real Estate Financing

Real estate financing operations totaled R$60,934 million in September 2016. Disregarding the effect of the consolidation of HSBC Brasil, such operations totaled R$53,034 million, presenting an increase in the Individuals portfolio of R$790 million, or 3.2%, in the quarter, and R$4,283 million, or 20.2%, in comparison with September of the previous year. Companies’ operations increased R$448 million, or 1.7%, in the quarter, and R$1,619 million, or 6.2%, in comparison with September of the previous year.

In the first nine months of 2016, the origination of real estate financing registered R$7,830 million. Disregarding the effect of the consolidation of HSBC Brasil, this origination totaled R$7,522 million (R$4,787 million by individuals and R$2,735 million by builders), representing 34,787 properties in the period.

Vehicle financing

In September 2016, vehicle financing operations totaled R$33,169 million. Disregarding the effect of the consolidation of HSBC Brasil, there was a decrease both in the quarterly comparison as well as in comparison with September of the previous year. Of the total vehicle portfolio, 79.1% corresponds to "CDC", 18.9% to “Finame” and 2.0% to "Leasing".

The variations presented in the portfolio are reflective of a reduced financing market and of Bradesco’s search for lower risk and more profitable operations, due to the demand for higher value of entry for these financing operations.

Bradesco    37

Economic and Financial Analysis

Interest-Earning Portion of Credit Intermediation

Expanded Loan Portfolio Concentration – By Economic Sector

The expanded loan portfolio by the economic activity sector remained stable in the share of the sectors that it comprises. In the quarterly comparison, there was an increase in the participation of "Industry"; and in the last 12 months, there was an increase in the participation of "Individuals".

R$ million	Sept16 HSBC Brasil	%	Sept16%		June16%		Sept15%
Economic Sector
Public Sector	544	0.7	12,211	2.3	10,993	2.5	13,644	2.7
Private Sector	79,234	99.3	509,560	97.7	436,499	97.5	460,844	97.3
Companies	56,516	70.8	338,493	64.9	287,580	64.3	315,610	66.3
Manufacturing	20,709	26.0	107,698	20.6	88,389	19.8	101,068	20.4
Commerce	14,506	18.2	61,507	11.8	49,625	11.1	54,746	12.0
Financial Intermediaries	275	0.3	4,098	0.8	4,517	1.0	7,099	1.3
Services	19,834	24.9	160,613	30.8	141,814	31.7	148,970	32.0
Agriculture, Cattle Raising, Fishing, Forestry and Forest Exploration	1,193	1.5	4,577	0.9	3,235	0.7	3,727	0.8
Individuals	22,718	28.5	171,067	32.8	148,919	33.3	145,234	31.0
Total	79,779	100.0	521,771	100.0	447,492	100.0	474,488	100.0

Expanded Loan Portfolio – Distribution per Business Sector

The expanded loan portfolio showed an increase of 10.0% in the annual comparison and 16.6% in the last quarter. We positively highlight the evolution of the "Prime" sector in the periods analyzed.

R$ million	Sept16%		June16%		Sept15%		Variation %
							Quarter	12 months
Business Segments
Retail	121,790	23.3	124,990	27.9	130,415	27.5	(2.6)	(6.6)
Corporate	202,960	38.9	202,967	45.4	218,654	46.1	-	(7.2)
Middle Market	41,982	8.0	43,236	9.7	48,991	10.3	(2.9)	(14.3)
Prime	25,104	4.8	24,738	5.5	23,080	4.9	1.5	8.8
Other / Non-checking account Holders (1)	50,156	9.7	51,562	11.5	53,348	11.2	(2.7)	(6.0)
Subtotal (without HSBC Brasil)	441,992	84.7	447,492	100.0	474,488	100.0	(1.2)	(6.8)
HSBC Brasil	79,779	15.3	-	-	-	-	-	-
Total (with HSBC Brasil)	521,771	100.0	447,492	100.0	474,488	100.0	16.6	10.0

(1) It consists, mostly, of non-account holders, originating from the financing activities of vehicles, credit cards and payroll-deductible loans.

Expanded Loan Portfolio – Per Currency

The balance of loans and indexed on-lending and/or denominated in foreign currency (excluding ACCs) totaled R$46.0 billion in September 2016, showing an 18.6% increase in the quarter and a 21.9% decrease in the last 12 months. Disregarding the effect of the consolidation of HSBC Brasil, there was a decrease of 1.8%, in the quarterly comparison, and 35.3% in the last 12 months, reflecting mainly the devaluation of 18.3% of the dollar. In September 2016, the total number of credit operations in reais reached R$475.8 billion, presenting an increase of 16.4% in the quarterly comparison and 14.5% in the last 12 months. Disregarding the effect of the consolidation of HSBC Brasil, there was a decrease of 1.2% in the quarter and 2.8% in the last 12 months.

  38  Economic and Financial Analysis Report – September 2016

Economic and Financial Analysis

Interest-Earning Portion of Credit Intermediation

Changes to the Expanded Loan Portfolio

New borrowers in the expanded loan portfolio, disregarding the effect of the consolidation of HSBC Brasil, were responsible for the R$21.1 billion growth in the loan portfolio over the last 12 months, and accounted for 4.8% of the portfolio in September 2016.

(1) Includes new loans contracted in the last 12 months by clients with operations in September 2015; and

(2) HSBC Brasil.

Changes in the Expanded Loan Portfolio – By Rating

The chart below shows that the majority of new borrowers and clients that have remained in the loan portfolio since September 2015 received ratings between AA and C, demonstrating the suitability and consistency of the loan policy and processes (assignment and monitoring), as well as the quality of guarantees.

Changes in Expanded Loan Portfolio by Rating between September 2015 and September 2016	Total Credit on September 2016		New clients in the periods and HSBC Brasil consolidation		Remaining customers from September 2015
	R$ million	%	R$ million	%	R$ million	%
Rating
AA - C	465,172	89.2	89,919	89.2	375,253	89.2
D	15,562	3.0	3,348	3.3	12,214	2.9
E - H	41,037	7.8	7,592	7.5	33,445	7.9
Total	521,771	100.0	100,859	100.0	420,912	100.0

Expanded Loan Portfolio – By Client Profile and Rating (%)

The range represented by credits classified between AA and C remained at comfortable levels.

Customer Profile		Sept16			June16			Sept15
	By Rating			By Rating			By Rating
	AA-C	D	E-H	AA-C	D	E-H	AA-C	D	E-H
Large Corporates	92.2	2.9	4.9	92.2	3.0	4.8	96.3	2.0	1.7
Micro, Small and Medium-Sized Enterprises	84.9	3.9	11.1	84.9	4.1	11.0	88.2	3.5	8.3
Individuals	88.3	2.2	9.5	89.5	2.1	8.5	90.4	1.9	7.7
Total	89.2	3.0	7.8	89.7	2.9	7.4	92.6	2.3	5.1

Bradesco    39

Economic and Financial Analysis

Interest-Earning Portion of Credit Intermediation

Expanded Loan Portfolio – By Debtor

All concentration ranges show a decrease compared to the previous quarter.

Loan Portfolio(1) – By Type

All operations carrying credit risk amounted to R$551.6 billion, showing an increase in the quarter and in the last 12 months, 16.4% and 8.2%, respectively, taking the consolidation of HSBC Brasil into account.

R$ million	Sept16 HSBC Brasil	Sept16	June16	Sept15	Variation %
					With HSBC Brasil		Without HSBC Brasil
					Quarter	12 months	Quarter	12 months
Discounted trade receivables and loans	25,798	187,292	164,924	181,369	13.6	3.3	(2.1)	(11.0)
Financing	21,235	144,665	121,728	130,405	18.8	10.9	1.4	(5.3)
Agricultural and agribusiness loans	3,050	21,475	19,822	21,496	8.3	(0.1)	(7.0)	(14.3)
Leasing Operations	771	2,987	2,467	3,357	21.1	(11.0)	(10.2)	(34.0)
Advances on Foreign Exchange Contracts	2,760	10,079	8,419	8,273	19.7	21.8	(13.1)	(11.5)
Other Loans	8,272	32,911	24,461	21,154	34.5	55.6	0.7	16.5
Subtotal Loan Operations (2)	61,886	399,409	341,821	366,055	16.8	9.1	(1.3)	(7.8)
Sureties and Guarantees Granted (Memorandum Accounts)	11,295	76,324	66,480	72,620	14.8	5.1	(2.2)	(10.5)
Operations bearing Credit Risk - Commercial Portfolio (3)	6,412	43,506	36,792	33,111	18.2	31.4	0.8	12.0
Letters of Credit (Memorandum Accounts)	186	486	157	416	208.9	16.8	90.6	(27.9)
advances on credit card receivables	-	890	1,054	945	(15.6)	(5.8)	(15.6)	(5.8)
Co-obligation in Loan Assignment - CRI (Memorandum Accounts)	-	1,064	1,095	1,238	(2.8)	(14.0)	(2.8)	(14.0)
Co-obligation in Rural Loan Assignment (Memorandum Accounts)	-	92	92	102	(0.2)	(10.0)	(0.2)	(10.0)
Subtotal of Operations bearing Credit Risk - Expanded Portfolio	79,779	521,771	447,492	474,488	16.6	10.0	(1.2)	(6.8)
Other Operations Bearing Credit Risk (4)	6,640	29,852	26,214	35,478	13.9	(15.9)	(11.5)	(34.6)
Total Operations bearing Credit Risk	86,418	551,622	473,706	509,966	16.4	8.2	(1.8)	(8.8)

(1) In addition to the Expanded Portfolio, it includes other operations bearing credit risk;

(2) As defined by Bacen;

(3) Includes debentures and promissory note operations; and

(4) Includes CDI operations, rural DI, international treasury, swap, non-deliverable forward transaction and investments in FIDC, Certificate of Agribusiness Credit Rights (CDCA) and Certificates of Real Estate Receivables (CRI).

  40  Economic and Financial Analysis Report – September 2016

Economic and Financial Analysis

Interest-Earning Portion of Credit Intermediation

The charts below refer to the Loan Portfolio, as defined by Bacen:

Loan Portfolio(1) – By Flow of Maturities(2)

The loan portfolio by flow of maturities of operations has, as one of its features, a longer profile, mainly due to the presence of real estate financing and payroll-deductible loans operations. It must be noted that, due to their guarantees and characteristics, these operations are not only exposed to lower risk, but they also provide favorable conditions to gain client loyalty. It is worth noting that there was no significant impact on the effect of consolidation of HSBC Brasil in the third quarter of 2016.

(1) As defined by Bacen; and
(2) Only performing loans.

Loan Portfolio(1) – Delinquency 90-day Delinquency Ratio (2)

The delinquency ratio, comprising of the balance of operations delayed for more than 90 days, showed an increase in this quarter, mainly due to the low demand for credit and the delay of a specific client from the Large Corporates segment.

The graphs at the side present the effects of the indexes considering HSBC Brasil, as well as, excluding its effect.

(1) As defined by Bacen; and
(2) Portfolios were not sold.

15-90 Day Delinquency Ratio

In the third quarter of 2016, short-term delinquency, including operations overdue by between 15 and 90 days, showed a decrease, mainly due to a specific client from the Large Corporates segment having migrated from a delinquency range to another, returning to the levels of the first quarter of 2016.

Bradesco    41

Economic and Financial Analysis

Interest-Earning Portion of Credit Intermediation

Allowance for Loan Losses (ALL) vs. Delinquency vs. Losses(1)

Composition of the Provision

Bradesco monitors the development of its loan portfolio, as well as respective risks, by internally applying the expanded portfolio concept. In addition to the allowance for loan losses required by Bacen, Bradesco has excess ALL to support potential stress scenarios, as well as other operations/commitments carrying credit risks.

Allowance for Loan Losses totaled R$40.4 billion in September 2016, representing 10.1% of the total loan portfolio, comprising of: (i) generic provision (client and/or operation rating); (ii) specific provision (non-performing loans); and (iii) excess provision (internal criteria, including provision for guarantees provided).

Provisioning levels are deemed appropriate and sufficient to support possible changes in scenarios, such as higher delinquency levels and/or changes in the loan portfolio profile.

Provisioning, Delinquency, PDD and Effective Coverage Ratio

The graph below shows the behavior of the Bradesco portfolio, considering the consolidation of HSBC Brasil in the third quarter of 2016.

The strength of the provisioning criteria adopted must be mentioned, which is proven by: (i) historical data analysis of recorded allowances for loan losses; and (ii) effective losses in the subsequent 12-month period. When analyzed in terms of net loss of recovery, for an existing provision of 7.8% of the portfolio(1), in September 2015, the net loss in the subsequent 12 months was 3.6%, representing an effective coverage of 220.0%.

It should be highlighted that, considering the losses expected for one year (dotted part), which has a high correlation with the operations of abnormal course of the E-H ratings, there is an effective coverage of 213.7% for September 2016.

(1) As defined by Bacen; and

(2) Includes provision for guarantees provided, encompassing sureties, guarantees, letters of credit and standby letters of credit, which comprises the concept of “excess” ALL.

  42  Economic and Financial Analysis Report – September 2016

Economic and Financial Analysis

Interest-Earning Portion of Credit Intermediation

Coverage Ratio

The graph below presents the behavior of the ratios to cover the provision for doubtful accounts in relation to default credits exceeding 60 and 90 days, considering HSBC Brasil. In September 2016, these ratios showed very comfortable levels, reaching coverages of 158.3% and 189.1%, respectively. Disregarding the effect of HSBC Brasil and the effect of a specific corporate client, these indexes would be 162.3% and 198.1%.

Bradesco monitors its credit portfolio, as well as its respective risk, using the expanded portfolio concept. Besides the provision for doubtful accounts required by Bacen, Bradesco has a surplus provision of R$7.5 billion, to cover possible stress scenarios, as well as other operations/ commitments with credit risk.

NPL Creation 90 days x Write-offs

The NPL creation reached R$7,402 million in the third quarter of 2016, representing 1.9% of the Bacen loan portfolio. Disregarding the effect of the consolidation of HSBC Brasil and a specific corporate customer, the NPL creation reached

R$5,166 million, presenting a reduction of 3.5% compared to the previous quarter and representing 1.5% of the Bacen loan portfolio, representativeness of less than that presented in the second quarter of 2016, which was 1.6%.

(1) Effect of a specific client of the Large Corporates segment.

Bradesco    43

Economic and Financial Analysis

Interest-Earning Portion of Credit Intermediation

Loan Portfolio – Portfolio Indicators

With the aim of facilitating the monitoring of the quantitative and qualitative performance of Bradesco’s loan portfolio, a comparative summary of the main figures and indicators is presented below:

R$ million (except %)	Sept16 HSBC Brasil	Sept16	June16	Sept15
Total Loan Operations (1)	61,886	399,409	341,821	366,055
- Individuals	22,206	169,571	147,911	143,941
- Companies	39,680	229,838	193,910	222,114
Total Provision (2)	6,667	40,416	31,875	28,670
- Specific	3,700	21,254	16,373	13,619
- Generic	1,894	11,672	9,091	8,641
- Excess (2)	1,072	7,491	6,410	6,409
Specific Provision / Total Provision (2) (%)	55.5	52.6	51.4	47.5
Total Provision (2) / Loan Operations (%)	10.8	10.1	9.3	7.8
AA - C Rated Loan Operations / Loan Operations (%)	86.8	87.9	88.7	90.9
D-rated Operations under Risk Management / Loan Operations (%)	3.8	3.1	3.0	2.7
E-H rated Loan Operations / Loan Operations (%)	9.4	9.1	8.3	6.4
D-rated loan operations	2,343	12,228	10,282	9,881
Provision for D-rated loans	519	3,191	2,652	2,383
Provision / D-rated loans (%)	22.2	26.1	25.8	24.1
D-H rated Non-Performing Loans	4,851	29,242	24,209	19,944
Total Provision (2) / D-to-H-rated Non-performing Loans (%)	137.4	138.2	131.7	143.8
E-H Rated Loan Operations	5,812	36,243	28,264	23,424
Provision for E-H rated loans	5,206	32,087	24,382	20,478
Provision / E-H rated loans (%)	89.6	88.5	86.3	87.4
E-H rated Non-Performing Loans	4,189	24,767	19,896	16,303
Total Provision (2) / E-to-H-rated Non-performing Loans (%)	159.1	163.2	160.2	175.9

(1) As defined by Bacen; and

(2) Includes provision for guarantees provided, encompassing sureties, guarantees, letters of credit and standby letters of credit, which comprises the concept of ALL “excess”.

  44  Economic and Financial Analysis Report – September 2016

Economic and Financial Analysis

Interest-Earning Portion of Credit Intermediation

Loans vs. Funding

In order to analyze Loan Operations in relation to Funding, the following should be deducted from the total client funding: (i) the amount committed to reserve requirements at Bacen, (ii) the amount of available funds within the customer service network, along with the addition of, (iii) funds from domestic and foreign lines of credit that finance the demand for loans.

Bradesco shows low dependency on interbank deposits and foreign lines of credit, given its capacity to effectively obtain funding from clients. This is a result of: (i) the prominent position of its Service Points; (ii) the broad diversity of products offered; and (iii) the market’s confidence in the Bradesco brand.

Note that the use of funds provides a comfortable margin. It proves that Bradesco is capable of meeting demands for loaning funds through its own funding.

R$ million	Sept16 HSBC Brasil	Sept16	June16	Sept15	Variation %
					With HSBC Brasil		Without HSBC Brasil
					Quarter	12 months	Quarter	12 months
Funding vs. Investments
Demand Deposits + Sundry Floating	9,220	36,427	26,659	27,948	36.6	30.3	2.1	(2.7)
Savings Deposits	5,286	93,289	87,209	89,616	7.0	4.1	0.9	(1.8)
Time Deposits + Debentures (1)	40,847	195,377	152,867	154,481	27.8	26.5	1.1	-
Funds from Financial Bills (2)	37,446	147,789	106,520	101,303	38.7	45.9	3.6	8.9
Customer Funds	92,799	472,882	373,255	373,348	26.7	26.7	1.8	1.8
(-) Reserve Requirements	(16,668)	(62,570)	(48,164)	(52,269)	29.9	19.7	(4.7)	(12.2)
(-) Available Funds	(1,516)	(10,556)	(7,554)	(7,544)	39.7	39.9	19.7	19.8
Customer Funds Net of Reserve Requirements	74,615	399,756	317,537	313,535	25.9	27.5	2.4	3.7
Onlending	2,475	36,986	33,751	37,471	9.6	(1.3)	2.3	(7.9)
Securities Abroad	125	6,187	6,298	9,684	(1.8)	(36.1)	(3.7)	(37.4)
Borrowing	3,227	25,819	23,781	32,183	8.6	(19.8)	(5.0)	(29.8)
Other (Subordinated Debt + Other Borrowers - Cards)	1,452	72,753	69,623	55,895	4.5	30.2	2.4	27.6
Total Funding (A)	81,894	541,501	450,990	448,768	20.1	20.7	1.9	2.4
Expanded Loan Portfolio (Excluding Sureties and Guarantees) (B)	68,485	445,447	381,012	401,868	16.9	10.8	(1.1)	(6.2)
B/A (%)	83.6	82.3	84.5	89.5	(2.2) p.p.	(7.2) p.p.	(2.5) p.p.	(7.5) p.p.

(1) Debentures mainly used to back repos; and

(2) Includes: Mortgage Notes, Real Estate Credit Notes, Agribusiness Notes, Financial Bills and Structured Operations Certificate.

Bradesco    45

Economic and Financial Analysis

Interest-Earning Portion of Credit Intermediation

Main Funding Sources

The following table presents the changes in these sources:

R$ million	Sept16 HSBC Brasil	Sept16	June16	Sept15	Variation
					With HSBC Brasil				Without HSBC Brasil
					Quarter		12 months		Quarter		12 months
					Amount	%	Amount	%	Amount	%	Amount	%
Demand Deposits	8,773	32,678	23,217	24,267	9,461	40.8	8,411	34.7	688	3.0	(362)	(1.5)
Savings Deposits	5,286	93,289	87,209	89,616	6,080	7.0	3,673	4.1	794	0.9	(1,613)	(1.8)
Time Deposits	40,847	113,214	68,499	88,737	44,715	65.3	24,477	27.6	3,868	5.6	(16,370)	(18.4)
Debentures (1)	-	82,163	84,368	65,744	(2,205)	(2.6)	16,419	25.0	(2,205)	(2.6)	16,419	25.0
Borrowing and Onlending	5,702	62,805	57,532	69,654	5,273	9.2	(6,849)	(9.8)	(429)	(0.7)	(12,551)	(18.0)
Funds from Issuance of Securities (2)	37,571	153,976	112,817	110,987	41,159	36.5	42,989	38.7	3,588	3.2	5,418	4.9
Subordinated Debts	1,452	53,843	50,952	38,535	2,891	5.7	15,308	39.7	1,439	2.8	13,856	36.0
Total	99,631	591,968	484,594	487,540	107,374	22.2	104,428	21.4	7,743	1.6	4,797	1.0

(1) Considering mostly debentures used to back repos; and

(2) Includes: Financial Bills, in September 2016, totaling R$110,885 million (R$74,079 million in June 2016 and R$74,628 million in September 2015).

Demand Deposits

In September 2016, demand deposits totaled R$32,678 million, showing an increase of R$9,461 million or 40.8% in the quarterly comparison. Disregarding the effect of the consolidation of HSBC Brasil, the increase was of R$688 million, or 3.0% in the quarter.

In the comparison between September 2016 and September of the previous year, demand deposits showed an increase of R$8,411 million, or 34.7%. Disregarding the effect of the consolidation of HSBC Brasil, the decrease of R$362 million or 1.5%, is primarily due to new business opportunities offered to clients.

(1) Additional installment is not included; and (2) HSBC Brasil.
Savings Deposits

Savings deposits totaled R$93.289 million in September 2016, showing an increase of R$6,080 million or 7.0% in the quarterly comparison. Disregarding the effect of the consolidation of HSBC Brasil, the increase was of R$794 million, or 0.9% compared with the previous quarter.

In the comparison between September 2016 and September of the previous year, it showed an increase of R$3,673 million, or 4.1%. Disregarding the effect of the consolidation of HSBC Brasil, the decrease was of R$1,613 million, or 1.8%, mainly due to new business opportunities offered to clients, in virtue of the interest rate oscillations occurring in the period.

(1) Additional installment is not included; (2) Includes the effects of the redefinition of the rules adopted by Bacen during the first semester of 2015; and (3) HSBC Brasil.

  46  Economic and Financial Analysis Report – September 2016

Economic and Financial Analysis

Interest-Earning Portion of Credit Intermediation

Time Deposits

At the end of September 2016, the balance of time deposits totaled R$113,214 million, presenting an increase in the amount of R$44,715 million, or 65.3%, in the quarterly comparison, and R$24,477 million, or 27.6% compared with September of the previous year. Disregarding the effect of the consolidation of HSBC Brasil, the increase was of R$3,868 million, or 5.6% in the quarterly comparison, and decrease in the amount of R$16,370 million or 18.4% compared with September of the previous year.

This performance was primarily due to the interest rate oscillations occurring in the period and to the new investment alternatives available to clients.

(1) HSBC Brasil.
Debentures

In September 2016, Bradesco’s debentures balance totaled R$82,163 million, registering a decrease of R$2,205 million, or 2.6%, in comparison with the previous quarter. In the comparison between September 2016 and September of the previous year, the debentures balance showed an increase of R$16,419 million, or 25.0%.

Such variations refer mainly to the placement of these financial instruments, which are also used as ballast in committed transactions. In September 2016, HSBC Brasil had no balance in debentures.

Borrowing and On-lending

In September 2016, the balance of on-lending registered at R$62,805 million, an increase of R$5,273 million, or 9.2%, in the quarterly comparison. Disregarding the effect of the consolidation of HSBC Brasil, there was a decrease in the amount of R$429 million, or 0.7% mainly due to: (i) the decrease in borrowings and onlendings denominated and/or indexed in foreign currency; offset by: (ii) the increase in the volume of funds raised by borrowings and on-lending in the country, mainly through BNDES operations.

In the comparison between September 2016 and September of the previous year, the balance of borrowings and on-lending recorded a decrease in the amount of R$6,849 million, or 9.8%. Disregarding the effect of the consolidation of HSBC Brasil, the decrease of R$12,551 million, or 18.0%, was essentially due to: (i) a decrease of R$9,611 million, or 29.9% in borrowings and onlendings denominated and/or indexed in foreign currency, whose balance changed from R$32,167 million in September 2015 to R$22,556 million, in September 2016, partially due to the negative exchange rate variation of 18.3% in the period; and (ii) a decrease in the volume of funds raised by borrowings and on-lending in the country, mainly in the form of Finame operations.

Bradesco    47

Economic and Financial Analysis

Interest-Earning Portion of Credit Intermediation

Funds from Issuance of Securities

In September 2016, funds from issuance of securities totaled R$153.976 million, presenting an increase in the amount of R$41,159 million, or 36.5%, in the quarterly comparison. Disregarding the effect of the consolidation of HSBC Brasil, the increase was of R$3,588 million, or 3.2%, mainly due to: (i) the increased inventory of Financial Bills, in the amount of R$5,381 million; mainly offset by: (ii) the decreased inventory of Agribusiness Notes, in the amount of R$1,648 million.

In the comparison between September 2016 and September of the previous year, showed increase in the amount of R$42,989 million, or 38.7%. Disregarding the effect of the consolidation of HSBC Brasil, the increase of R$5,418 million, or 4.9%, was mainly due to: (i) the increased inventory of Financial Bills, from R$74,628 million in September 2015 to R$79,460 million in September 2016, as a result of the new issuances in the period; and (ii) the higher volume of Real Estate Credit Notes, in the amount of R$4,775 million.

(1) Considering: Mortgage Notes, Agribusiness Notes, MTN Program Issues, Securitization of Payment Order Flow, Cost of issuances over funding, Certificate of Deposit and Structured Operations Certificate.

Subordinated Debts

Subordinated debts totaled R$53,843 million in September 2016, showing an increase in the amount of R$2,891 million, or 5.7%, in the third quarter of 2016, and R$15,308 million, or 39.7%, in the comparison between September 2016 and September of the previous year. Disregarding the effect of the consolidation of HSBC Brasil, the increase, in the third quarter of 2016, was of R$1,439 million, or 2.8%, and compared to September of the previous year, it was of R$13,856 million, or 36.0%, mainly due to the issue of new subordinated debts in the period.

(1) Includes the amount of R$15,058 million, relating to subordinated debts recorded under the heading “Eligible Debt Capital Instrument”; and (2) HSBC Brasil (total abroad operations).

  48  Economic and Financial Analysis Report – September 2016

Economic and Financial Analysis

Interest-Earning Portion of Securities/Other

Earning Portion of Securities/Other – Breakdown

R$ million	3Q16 HSBC Brasil	9M16	9M15	3Q16	2Q16	Variation
						12 months	Quarter
NII - Interest-earning portion - Securities/Other
NII -Interest-earning portion - due to volume						438	82
NII - Interest-earning portion - due to spread						72	(377)
NII - Interest-earning Portion	11	5,398	4,888	1,665	1,960	510	(295)

In the comparison between the third quarter of 2016 and the previous quarter, there was a decrease of R$295 million in the NII - interest-earning portion of “Securities/Other”, which includes the assets and liabilities management (ALM). Disregarding the effect of the consolidation of HSBC Brasil, the R$306 million decrease was mainly due to: (i) a decrease in the average spread, impacted by the positions in the pre-fixed portfolios, in the amount of R$377 million; offset: (ii) an increase in the volume of operations, in the amount of R$71 million. In the comparison between the first nine months of 2016 and the same period of the previous year, the NII - interest-earning portion of “Securities/Other”, recorded an increase of R$510 million. Disregarding the effect of the consolidation of HSBC Brasil, there was a R$499 million growth due to: (i) an increase in the volume of operations, resulting in R$427 million; and (ii) an increase of R$72 million in the average spread.

Interest-Earning Portion of Insurance

Earning Portion of Insurance – Breakdown

R$ million	3Q16 HSBC Brasil	9M16	9M15	3Q16	2Q16	Variation
						12 months	Quarter
NII - Interest-earning portion - insurance
NII -Interest-earning portion - due to volume						722	172
NII - Interest-earning portion - due to spread						(332)	(53)
NII - Interest-earning Portion	77	4,424	4,034	1,534	1,415	390	119

Comparing the third quarter of 2016 with the previous quarter, the NII - interest-earning portion of “Insurance” operations recorded an R$119 million increase. Disregarding the effect of the consolidation of HSBC Brasil, there was a R$42 million growth due to an increase in the volume of operations, totaling R$95 million.

In the comparison between the first nine months of 2016 and the same period of the previous year, the NII - interest-earning portion showed an increase of R$390 million. Disregarding the effect of the consolidation of HSBC Brasil, there was a R$313 million growth due to an increase in the volume of operations, totaling R$645 million.

Non-Interest-Earning Portion

Non-Interest-Earning Portion – Breakdown

R$ million	3Q16 HSBC Brasil	9M16	9M15	3Q16	2Q16	Variation
						12 months	Quarter
NII - Non-Interest-earning Portion
NII - Non-Interest Earning Portion	31	469	478	132	179	(9)	(47)

Non-interest-earning portion of the NII stood at R$132 million in the third quarter of 2016, showing a R$47 million decrease. Disregarding the effect of the consolidation of HSBC Brasil, there was a R$78 million decrease due to lower gains with arbitration of markets. In the comparison between the first nine months of 2016 and the same period of the previous year, there was a decrease of R$9 million in the non-interest-earning portion of the NII; disregarding the effect of the consolidation of HSBC Brasil, the reduction was of R$40 million.

Bradesco    49

Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Below is an analysis of Grupo Bradesco Seguros’ statement of financial position and statement of income. From July 1, 2016, we began to consolidate the financial statements of companies of the insurance segment of HSBC Brasil, and for better effect of comparability, we highlight, where relevant, their respective effects.

Consolidated Statement of Financial Position

R$ million	Sept16 HSBC Brasil	Sept16	June16	Sept15	Variation %
					Sept16 x June16	Sept16 x Sept15
Assets
Current and Long-Term Assets	16,960	243,870	218,690	195,183	11.5	24.9
Securities	16,102	230,787	205,230	182,391	12.5	26.5
Insurance Premiums Receivable	342	4,000	3,559	3,389	12.4	18.0
Other Loans	516	9,083	9,901	9,403	(8.3)	(3.4)
Permanent Assets	41	4,987	4,693	5,155	6.3	(3.3)
Total	17,000	248,857	223,383	200,338	11.4	24.2
*
Liabilities
Current and Long-Term Liabilities	15,990	222,000	198,823	177,735	11.7	24.9
Tax, Civil and Labor Contingencies	111	2,278	3,184	2,890	(28.5)	(21.2)
Payables on Insurance, Pension Plan and Capitalization Bond Operations	79	870	532	589	63.5	47.7
Other liabilities	503	5,244	4,458	5,627	17.6	(6.8)
Insurance Technical Provisions	-	14,978	14,039	13,323	6.7	12.4
Life and Pension Plan Technical Provisions	14,530	191,161	169,885	148,321	12.5	28.9
Capitalization Bond Technical Provisions	766	7,469	6,725	6,985	11.1	6.9
Non-controlling Interest	-	547	542	623	0.9	(12.2)
Shareholder's Equity (1)	1,010	26,310	24,018	21,980	9.5	19.7
Total	17,000	248,857	223,383	200,338	11.4	24.2

(1) Considering the shareholders’ equity of Bradesco Seguros S.A, which controls the operating companies (insurance, pension plans and capitalization bonds), it would amount to R$14,885 million in September 2016.

Consolidated Income Statement

R$ million	3Q16 HSBC Brasil	9M16	9M15	3Q16	2Q16	Variation %
						9M16 x 9M15	3Q16 x 2Q16
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	711	50,172	45,482	17,733	17,253	10.3	2.8
Premiums Earned from Insurance, Pension Plan Contribution and Capitalization Bond Income	246	28,854	25,783	10,122	9,413	11.9	7.5
Financial Results	105	4,599	3,978	1,693	1,465	15.6	15.6
Sundry Operating Income	-	985	779	350	348	26.4	0.6
Retained Claims	(86)	(18,263)	(15,645)	(6,493)	(6,156)	16.7	5.5
Capitalization Bond Draws and Redemptions	(4)	(3,974)	(3,752)	(1,447)	(1,301)	5.9	11.2
Selling Expenses	(47)	(2,618)	(2,485)	(908)	(877)	5.4	3.5
General and Administrative Expenses	(56)	(2,098)	(1,873)	(772)	(681)	12.0	13.4
Tax Expenses	(15)	(544)	(577)	(175)	(171)	(5.7)	2.3
Other Operating Income/Expenses	(10)	(648)	(458)	(181)	(193)	41.5	(6.2)
Operating Income	133	6,294	5,749	2,190	1,847	9.5	18.6
Equity Results	3	708	513	361	164	38.0	120.1
Income before Taxes and Profit Sharing	136	7,002	6,262	2,551	2,011	11.8	26.9
Taxes and Contributions	(63)	(2,796)	(2,209)	(1,011)	(794)	26.6	27.3
Profit Sharing	-	(75)	(69)	(22)	(23)	8.7	(4.3)
Non-controlling interests in subsidiaries	-	(85)	(102)	(16)	(30)	(16.7)	(46.7)
Net Income	73	4,046	3,883	1,502	1,164	4.2	29.0

Note: For comparison purposes, the effects of non-recurring events are not considered.

  50  Economic and Financial Analysis Report – September 2016

Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Income Distribution of Grupo Bradesco Seguros e Previdência

R$ million	3Q16 HSBC Brasil	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15	4Q14
Life and Pension Plans	50	894	644	725	727	738	785	762	693
Health	-	108	57	208	247	139	116	182	201
Capitalization Bonds	23	118	111	133	125	122	145	152	120
Property & Casualty and Others	-	382	352	313	307	318	238	187	222
Total	73	1,502	1,164	1,380	1,405	1,317	1,284	1,283	1,236

Performance Ratios

%	3Q16 HSBC Brasil	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15	4Q14
Claims Ratio (1)	41.5	77.1	76.8	72.1	71.9	73.1	71.4	71.7	70.9
Expense Ratio (2)	21.1	10.2	10.1	9.9	10.4	10.4	10.7	10.4	10.6
Administrative Expenses Ratio (3)	8.0	4.0	4.0	4.2	4.1	4.3	4.0	4.1	4.0
Combined Ratio (4) (5)	86.2	90.0	89.6	86.1	86.5	86.9	86.5	86.8	85.9

(1) Retained Claims/Earned Premiums;

(2) Sales Expenses/Earned Premiums;

(3) Administrative Expenses/Net Written Premiums;

(4) (Retained Claims + Sales Expenses + Other Operating Income and Expenses)/Earned Premiums + (Administrative Expenses + Taxes)/Net Written Premiums; and

(5) Excludes additional reserves.

Note:  For comparison purposes, the effects of non-recurring events are not considered.

Written Premiums, Pension Plan Contributions and Capitalization Bond Income

In comparison with the previous quarter, the turnover in the third quarter of 2016, showed a growth of 2.8%. Disregarding HSBC Brasil companies of the insurance segment, there was a decrease of 1.3%, influenced by the product of "Life and Pension", which reduced 5.0% in the quarter.

In the accrued for the first nine months of 2016, the production recorded a growth of 10.3% in comparison with the same period of the previous year. Disregarding HSBC Brasil companies of the insurance segment, there was a 8.7% growth, influenced by "Health", "Life and Pension" and “Capitalization Bonds” products, which presented growths of 16.2%, 7.2% and 2.0%, respectively.

Bradesco    51

Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Indexes of Claims Ratio per Industry

Note: There was no significant impact on the claims ratio with the consolidation of the HSBC Brasil companies of the insurance segment, in the third quarter of 2016.

Indexes of Commercialization of Insurance per Industry

Note: There was no significant impact on the commercialization ratio with the consolidation of the HSBC Brasil companies of the insurance segment, in the third quarter of 2016.

  52  Economic and Financial Analysis Report – September 2016

Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Administrative Efficiency Ratio

General and Administrative Expenses / Billing.

Improvement of administrative efficiency ratio, in the comparison between the third quarter of 2016 and the same period of previous year, is due to: (i) the benefits generated with the rationalization of expenditures; and (ii) the increase of 17.2% in the period’s revenue. It is worth noting that there was no change as a result of the consolidation of companies of the insurance segment of HSBC Brasil, in the third quarter of 2016.

Technical Provisions

Bradesco    53

Economic and Financial Analysis

Bradesco Vida e Previdência

R$ million (unless otherwise stated)	3Q16 HSBC Brasil	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15	4Q14
Net Income	50	894	644	725	727	738	785	762	693
Premium and Contribution Income (1)	586	8,899	8,755	7,175	11,153	7,112	9,183	6,318	10,644
- Income from Pension Plans and VGBL	399	7,289	7,337	5,786	9,744	5,739	7,921	5,081	9,371
- Income from Life/Personal Accidents Insurance Premiums	188	1,610	1,418	1,389	1,409	1,373	1,262	1,237	1,273
Technical Provisions	14,530	191,161	169,885	162,579	157,600	148,321	144,337	137,322	133,857
Investment Portfolio	15,085	200,162	177,599	168,992	162,686	155,526	152,035	144,426	140,704
Claims Ratio	41.5	42.0	38.0	31.2	38.9	35.8	34.4	35.3	35.0
Expense Ratio	21.1	18.2	17.4	17.3	17.6	18.7	17.0	18.6	18.7
Combined Ratio	86.2	67.9	61.1	56.1	63.6	61.5	59.7	61.1	61.8
Participants / Policyholders (in thousands)	1,088	33,351	32,570	33,070	31,985	30,349	29,660	29,306	28,207
Premium and Contribution Income Market Share (%) (2)	1.5	26.5	24.6	26.0	28.8	26.9	27.2	23.9	28.4
Life/Personal Accident Market Share - Insurance Premiums (%) (2)	2.1	21.3	18.6	19.1	17.7	17.6	17.2	17.7	17.3

(1) Life/VGBL/PGBL/Traditional; and

(2) The third quarter of 2016 includes the latest data released by SUSEP (August/16).

Note:  For comparison purposes, the effects of non-recurring events are not considered.

Net income for the third quarter of 2016 was 38.8% higher compared with the results from the previous quarter. Disregarding HSBC Brasil companies of the insurance segment, the net income was 31.1% compared with the results of the previous quarter, influenced by the following factors: (i) an increase in financial results; and partially offset by: (ii) a decrease of 5.0% in revenue; (iii) the increase of 4.0 p.p. in the claims ratio; and (iv) the increase of 0.2 p.p. in the commercialization ratio.

Net income accrued for the first nine months of 2016 was 1.0% lower compared with the results from the same period of the previous year. Disregarding HSBC Brasil companies of the insurance segment, the net income was 3.2% lower than the results for the same period in the previous year, influenced by the following factors: (i) an increase of 2.0 p.p. in the claims ratio; (ii) the constitution of a supplemental coverage provision, whose calculation methodology considers the discount of the projected cash flow of the insurance contracts in force, based on the fixed-term structure of the interest rates (ETTJ). These curves showed approximately 1.0 p.p. of variation between the dates of the calculation basis, resulting in an increase in the Supplemental Coverage Provision (SCP) in the order of R$144 million, partially offset by: (iii) an increase of 7.2% in revenue; (iv) the maintenance of the commercialization index; (v) an increase in financial results; and (vi) an increase in the aliquot of the Social Contribution (CSLL).

In September 2016, technical provisions for Bradesco Vida e Previdência, disregarding HSBC Brasil companies of the insurance segment, stood at R$176.6 billion, made up of R$167.9 billion from "Pension Plans and VGBL" and R$8.7 billion from "Life, Personal Accidents and other lines", resulting in an increase of 19.1% over September 2015.

Growth of Participants and Life and Personal Accident Policyholders

In September 2016, the number of Bradesco Vida e Previdência clients exceeded the 2.5 million mark of pension plan and VGBL participants, and 30.7 million life and personal accident	policyholders. Such performance is fueled by the strength of the Bradesco brand and the improvement in selling and management policies.

  54  Economic and Financial Analysis Report – September 2016

Economic and Financial Analysis

Bradesco Saúde and Mediservice

R$ million (unless otherwise stated)	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15	4Q14
Net Income	108	57	208	247	139	116	182	201
Net Written Premiums	5,347	5,119	4,909	4,864	4,621	4,376	4,186	4,078
Technical Provisions	8,331	7,378	7,031	6,848	6,806	6,785	6,665	6,453
Claims Ratio	92.7	94.2	87.5	85.7	89.9	89.7	88.5	87.7
Expense Ratio	5.0	5.0	5.3	5.2	5.3	5.4	5.3	5.1
Combined Ratio	103.6	104.2	99.6	99.7	102.3	102.9	101.5	99.5
Policyholders (in thousands)	4,210	4,246	4,394	4,444	4,461	4,472	4,478	4,525
Written Premiums Market Share (%) (1)	50.3	49.9	49.1	49.3	49.3	48.6	48.0	46.1

(1) The third quarter of 2016 includes the latest data released by ANS (August/16).

Note:  For comparison purposes, effects of non-recurring events are not considered.

Net income for the third quarter of 2016 increased by 89.5% in relation to the results calculated for the previous quarter, mainly due to: (i) an increase of 4.5% in revenue; (ii) a decrease of 1.5 p.p. in the claims ratio; (iii) the maintenance of the commercialization index and administrative efficiency ratio; (iv) the improvement in financial results; and partially offset by: (v) the reduction in the equity results.

Net income accrued for the first nine months of 2016 showed a decrease of 14.6% in comparison with the results calculated in the same period of the previous year, mainly due to: (i) the increase of 2.1 p.p. in the claims ratio; (ii) the increase in the aliquot of the Social Contribution (CSLL); partially offset by: (iii) an increase of 16.6% in revenue; (iv) maintaining the commercialization index; and (v) the improvement in equity and financial results.

In September 2016, Bradesco Saúde and Mediservice maintained a strong market position in the corporate sector (source: ANS).

Approximately 142 thousand companies in Brazil have Bradesco Saúde insurance and Mediservice plans.

Of the 100 largest companies in Brazil in terms of billing, 43 are Bradesco Saúde and Mediservice customers (source: Exame magazine – "Melhores e Maiores" ranking, July 2016).

Number of Bradesco Saúde and Mediservice Policyholders

These two companies have a combined total of more than 4.2 million clients. The large share of corporate insurance in this portfolio (96.1% in September 2016) is proof of its high level of specialization and customization in providing group coverage plans.

Bradesco    55

Economic and Financial Analysis

Bradesco Capitalização

R$ million (unless otherwise stated)	3Q16 HSBC Brasil	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15	4Q14
Net Income	23	118	111	133	125	122	145	152	120
Capitalization Bond Income	125	1,579	1,425	1,343	1,369	1,477	1,323	1,338	1,432
Technical Provisions	766	7,469	6,725	6,820	6,893	6,985	6,968	6,921	6,708
Customers (in thousands)	255	3,135	2,995	3,076	3,190	3,287	3,349	3,393	3,433
Premium Income Market Share (%) (1)	2.4	30.1	27.1	27.5	25.6	26.4	25.6	27.7	24.4

(1) The third quarter of 2016 includes the latest data released by SUSEP (August/16).

Net income for the third quarter of 2016 recorded an increase of 6.3% over the previous quarter. Disregarding HSBC Brasil companies of the insurance segment, there was a decrease of 14.4% primarily due to: (i) a decrease in financial income; (ii) a decrease in the administrative efficiency ratio, partly offset by: (iii) an increase of 2.0% in revenue.

Net income accrued for the first nine months of 2016 recorded a decrease of 13.6% over the same period in the previous year. Disregarding HSBC Brasil companies of the insurance segment, there was a reduction of 19.1% primarily due to: (i) the decrease of financial income; (ii) the increase of the aliquot of the Social Contribution (CSLL); partially offset by: (iii) the 2.0% growth in revenue; and (iv) maintaining the administrative efficiency ratio.

Bradesco Capitalização reached first place among companies in the capitalization market, with 2.0% growth in revenue during the period between January and August 2016, in comparison with the same period of 2015, thanks to its transparency policy and by adjusting its products based on potential consumer demand, consistent with market changes.

Concerned with providing products that better fit the most varied profiles and budgets of its clients, Bradesco Capitalização has a product portfolio, which ranges in payment method (lump or monthly), contribution term, periodicity and value of premiums that meet the requirements and expectations of the clients.

Combining a pioneering spirit with a business-minded strategic view, Bradesco Capitalização has launched products onto the market that are concerned with socio-environmental causes, from which part of the revenue goes towards projects with such purpose. In addition to offering clients the opportunity to create a financial reserve, Capitalization Bonds with this socio-environmental profile seek to raise the client’s awareness of this subject’s importance and permit them to participate in a good cause that benefits society.

Bradesco Capitalização currently has partnerships with the following institutions: (i) Fundação SOS Mata Atlântica (which contributes to preserving the biological and cultural diversity of the Atlantic Forest, encouraging social and environmental citizenship); (ii) Fundação Amazonas Sustentável (which contributes to the sustainable development, environmental preservation and improvement of the quality of life in communities that benefit from conservation centers in the state of Amazonas); (iii) Instituto Brasileiro de Controle do Câncer (the Brazilian Cancer Control Institute – which contributes to the prevention, early diagnosis and treatment of breast cancer in Brazil); (iv) Tamar Project (created to preserve sea turtles); and (v) Instituto Arara Azul (created to work towards the conservation of Blue Macaws in their natural habitat).

  56  Economic and Financial Analysis Report – September 2016

Economic and Financial Analysis

Bradesco Auto/P&C and Atlântica Companhia de Seguros

R$ million (unless otherwise stated)	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15	4Q14
Net Income	26	41	46	52	87	73	42	60
Net Written Premiums	1,510	1,549	1,328	1,380	1,548	1,466	1,401	1,319
Technical Provisions	5,963	6,025	5,951	5,955	5,995	5,970	5,910	5,823
Claims Ratio	57.7	56.3	58.4	56.9	56.3	57.3	61.2	62.1
Expense Ratio	20.4	20.5	20.5	20.7	20.8	20.9	19.7	19.5
Combined Ratio	105.9	102.3	106.5	105.1	102.6	103.7	107.3	106.4
Policyholders (in thousands)	2,952	3,446	3,675	3,781	3,762	3,971	4,285	4,480
Premium Income Market Share (%) (1)	9.4	9.4	9.1	9.5	9.7	10.0	9.9	10.1

(1) The third quarter of 2016 includes the latest data released by SUSEP (August/16).

Note: In August 2015, we transferred the investment in the IRB – Brasil Resseguro S.A. to Bradesco Seguros.

Net income in the third quarter of 2016 was 36.6% lower than the results presented in the previous quarter, due to: (i) the decrease of 2.5% in revenue; (ii) the increase of 1.4 p.p. in the claims ratio; (iii) the decrease of administrative efficiency ratio; partially offset by: (iv) the increase in the financial results; and (v) the maintenance of the commercialization index.

Net income accrued for the first nine months of 2016 was 44.1% lower than in the same period of the previous year, mainly due to: (i) the decrease in revenue; (ii) the decrease in financial and equity earnings; (iii) the increase of the Social Contribution (CSLL) aliquot; partially offset by: (iv) the decrease of 0.8 p.p. in the claims ratio; and (v) maintaining the commercialization index.

Bradesco Auto/P&C is present in 40 of the 100 largest groups in the country, as the insurer of its assets. And, to ensure the retention of clients, the company has invested in the revision of its internal processes, mainly, in the areas dedicated to customer service and the analysis and regulation of claims, in search of greater efficiency and quality in the provision of services.

In order to give clients more freedom to customize their Vehicle insurance according to their needs, Bradesco Auto/P&C has been investing in the flexibility of contracting coverage and services. In mass market insurance of Property & Casualty, the heavy investment in technology, particularly in the online services, has aided the simplification of internal processes, making the purchase of insurance more agile. With 30 units spread across the country, the network activity of the automotive centers of Bradesco Auto Center (BAC) offers policyholders access to a varied range of services in a single place. Since 2007 there have been more than 500 thousand assistances, between claims, provision of spare cars, installation of anti-theft equipment, prior inspections performed, preventative maintenance checks and glass repairs.

Mass insurance targets individual clients, self-employed professionals and SMEs.

In spite of the unfavorable economic scenario and decline of approximately 20% in the sale of new vehicles, the fleet insured in the line of vehicles remained stable, confirming the effectiveness of the strategies of retention of Bradesco Auto/P&C.

The simplified home and business insurance products stand out for their significant contribution to the results.

Bradesco    57

Economic and Financial Analysis

Fee and Commission Income

A breakdown of the variation in Fee and Commission Income for the respective periods is presented below:

R$ million	Bradesco (without HSBC Brasil)								Bradesco (with HSBC Brasil)
	3Q16	2Q16	9M16	9M15	Variation				3Q16 HSBC Brasil	3Q16	9M16	Variation				As a % of 9M16
					Quarterly		Year					Quarterly		Year
					Amount	%	Amount	%				Amount	%	Amount	%
Fee and Commission Income
Card Income	2,542	2,459	7,422	7,029	83	3.4	393	5.6	61	2,603	7,483	144	5.9	454	6.5	36.5
Checking Account	1,445	1,410	4,219	3,570	35	2.5	649	18.2	243	1,688	4,462	278	19.7	892	25.0	21.8
Fund Management	748	701	2,123	1,954	47	6.7	169	8.6	116	864	2,239	163	23.3	285	14.6	10.9
Loan Operations	699	710	2,065	2,072	(11)	(1.5)	(7)	(0.3)	68	767	2,133	57	8.0	61	2.9	10.4
Collections	421	412	1,232	1,174	9	2.2	58	4.9	68	489	1,300	77	18.7	126	10.7	6.3
Consortium Management	311	290	879	765	21	7.2	114	14.9	36	347	915	57	19.7	150	19.6	4.5
Custody and Brokerage Services	181	171	502	413	10	5.8	89	21.5	20	201	522	30	17.5	109	26.4	2.5
Underwriting / Financial Advisory Services	137	204	503	404	(67)	(32.8)	99	24.5	10	147	513	(57)	(27.9)	109	27.0	2.5
Payments	90	90	277	286	-	-	(9)	(3.1)	3	93	280	3	3.3	(6)	(2.1)	1.4
Other	173	177	554	574	(4)	(2.3)	(20)	(3.5)	78	251	632	74	41.8	58	10.1	3.1
Total	6,747	6,624	19,776	18,242	123	1.9	1,534	8.4	703	7,450	20,479	826	12.5	2,237	12.3	100.0
Business Days	65	63	189	187	2	-	2	-	65	65	189	2	-	2	-	-

Explanations of the main items that influenced the variation in Fee and Commission Income between the periods can be found below.

Card Income

Income from card fees totaled R$2,603 million in the third quarter of 2016, an increase of R$144 million, or 5.9%, compared with the previous quarter. Disregarding the effect of the consolidation of HSBC Brasil, the increase was of R$83 million, or 3.4%, mainly due to: (i) the increase in volume traded; and (ii) greater number of business days.

In the comparison between the first nine months of 2016 and the same period of the previous year, the growth was R$454 million or 6.5%. Disregarding the effect of the consolidation of HSBC Brasil, the increase was of R$393 million, or 5.6%, primarily due to: (i) the increase in the financial volume traded; (ii) the increased amount of transactions carried out in the period; and (iii) greater number of business days.

(1) HSBC Brasil. (1) HSBC Brasil.

  58  Economic and Financial Analysis Report – September 2016

Economic and Financial Analysis

Fee and Commission Income

Checking Account

In the third quarter of 2016, the service revenues from checking accounts showed an increase of R$278 million, or 19.7%, in comparison with the previous quarter. Disregarding the effect of the consolidation of HSBC Brasil, the increase of R$35 million, or 2.5%, mainly influenced by the greater number of business days in this quarter.

In the comparison between the first nine months of 2016 and the same period of the previous year, the income from checking account services increased by R$892 million, or 25.0%. Disregarding the effect of the consolidation of HSBC Brasil, the increase was of R$649 million, or 18.2%, mainly due to: (i) the expansion of the portfolio of services rendered, with the inclusion of clients for the new “Classic” and “Exclusive” sections; and (ii) the increase in the volume of business.

Loan Operations

Revenues from loan operations recorded an increase of R$57 million, or 8.0% in the quarterly comparison. Disregarding the effect of the consolidation of HSBC Brasil, there was a decrease of R$11 million, or 1.5%.

In the comparison between the accrued first nine months of 2016 and 2015, the growth was of R$61 million, or 2.9%. Disregarding the effect of the consolidation of HSBC Brasil, the decrease was of R$7 million, or 0.3%, mainly, due to: (i) the low demand for credit products in the period; offset by: (ii) the increment of revenues with guarantees provided, which evolved 12.1% in the period.

Bradesco    59

Economic and Financial Analysis

Fee and Commission Income

Fund Management

In the third quarter of 2016, fund management income totaled R$864 million, showing an increase of R$163 million, or 23.3%, compared with the previous quarter. Disregarding the effect of the consolidation of HSBC Brasil, there was an increase of R$47 million, or 6.7%.

In the comparison between the first nine months of 2016 and the same period of the previous year, there was an increase of R$285 million, or 14.6%. Disregarding the effect of the consolidation of HSBC Brasil, the increase was of R$169 million, or 8.6%, primarily due to the increase in the volume of funds raised and managed, which grew 29.5% over the period, investments in fixed income funds being notable, that increased 31.0%.

R$ million	Sept16 HSBC Brasil	Sept16	June16	Sept15	Variation %
					With HSBC Brasil		Without HSBC Brasil
					Quarter	12 months	Quarter	12 months
Shareholders' Equity
Investment Funds	55,145	670,993	550,640	475,203	21.9	41.2	11.8	29.6
Managed Portfolios	4,708	46,839	44,306	37,129	5.7	26.2	(4.9)	13.5
Third-Party Fund Quotas	2,397	15,925	8,502	6,306	87.3	152.5	59.1	114.5
Total	62,250	733,757	603,448	518,638	21.6	41.5	11.3	29.5
x		x	x	x			x	x
R$ million	Sept16 HSBC Brasil	Sept16	June16	Sept15	Variation %
					With HSBC Brasil		Without HSBC Brasil
					Quarter	12 months	Quarter	12 months
Distribution
Investment Funds – Fixed Income	54,101	641,082	524,159	448,229	22.3	43.0	12.0	31.0
Investment Funds – Equities	1,044	29,911	26,481	26,974	13.0	10.9	9.0	7.0
Investment Funds – Third-Party Funds	2,383	8,409	6,114	4,453	37.5	88.8	(1.4)	35.3
Total - Investment Funds	57,528	679,402	556,754	479,656	22.0	41.6	11.7	29.6
Managed Portfolios - Fixed Income	4,594	39,516	37,883	30,876	4.3	28.0	(7.8)	13.1
Managed Portfolios – Equities	114	7,323	6,423	6,253	14.0	17.1	12.2	15.3
Managed Portfolios - Third-Party Funds	14	7,516	2,388	1,853	214.7	305.6	214.2	304.9
Total - Managed Portfolios	4,722	54,355	46,694	38,982	16.4	39.4	6.3	27.3
Total - Fixed Income	58,695	680,598	562,042	479,105	21.1	42.1	10.7	29.8
Total - Equities	1,158	37,234	32,904	33,227	13.2	12.1	9.6	8.6
Total - Third-Party Funds	2,397	15,925	8,502	6,306	87.3	152.5	59.1	114.5
Overall Total	62,250	733,757	603,448	518,638	21.6	41.5	11.3	29.5

Cash Management Solutions (Payments and Collection)

In the third quarter of 2016, payments and collection income presented a variation of R$80 million or 15.9%. Disregarding the effect of the consolidation of HSBC Brasil, this income recorded a variation of R$9 million or 1.8%.

In the comparison between the first nine months of 2016 and the same period of the previous year, there was an increase of R$120 million or 8.2%. Disregarding the effect of the consolidation of HSBC Brasil, the increase was of R$49 million or 3.4%, due to the greater volume of processed documents, up from 1,654 million in the first nine months of 2015 to 1,717 million in the first nine months of 2016.

  60  Economic and Financial Analysis Report – September 2016

Economic and Financial Analysis

Fee and Commission Income

Consortium Management

In the third quarter of 2016, income from consortium management increased by R$57 million, or 19.7%, compared with the previous quarter. Disregarding the effect of the consolidation of HSBC Brasil, the increase was of R$21 million, or 7.2%, because of the sales made in that period, which had 1,238 thousand active quotas, ensuring a leading position in all the sectors in which it operates (real estate, auto and trucks/machinery and equipment).

In the comparison between the first nine months of 2016 and the same period of the previous year, there was an increase of R$150 million or 19.6% in income from consortium management. Disregarding the effect of the consolidation of HSBC Brasil, the increase was of R$114 million, or 14.9%, due to a higher volume of: (i) received bids; (ii) average ticket; and (iii) billing on sales, ranging from 1,153 thousand active quotas, in September 2015, to 1,238 thousand active quotas in September 2016, generating an increase of 85 thousand net quotas.
Custody and Brokerage Services

In the third quarter of 2016, total earnings from custody and brokerage services presented an increase of R$30 million, or 17.5%, compared with the previous quarter and an increase of R$109 million or 26.4%, in the comparison between the first nine months of 2016 and the same period of the previous year, mainly due to the increase in total assets in custody (includes the effect of consolidation of HSBC Brasil), in the amount of R$171 billion in the last quarter and R$268 billion, in the last 12 months.

Disregarding the effect of the consolidation of HSBC Brasil, the total revenue with custody services and brokerage showed an increase of R$10 million, or 5.8% in the quarterly comparison and R$89 million or 21.5%, in the comparison between the first nine months of 2016 and the same period of the previous year.
Underwriting/Financial Advisory Services

In the quarterly comparison, the decrease of R$57 million, or 27.9%, refers, mainly, to increased activity on the capital market in the second quarter of 2016. Disregarding the effect of the consolidation of HSBC Brasil, there was a decrease of R$67 million, or 32.8%.

In the comparison between the first nine months of the previous year, the revenues with underwriting / financial advisory services showed an increase in the amount of R$109 million, or 27.0%. Disregarding the effect of the consolidation of HSBC Brasil, there was an increase of R$99 million, or 24.5%.

It is important to note that variations recorded in this income derive from the capital market’s volatile performance.

Bradesco    61

Economic and Financial Analysis

Personnel and Administrative Expenses

R$ million	Bradesco (without HSBC Brasil)								Bradesco (with HSBC Brasil)
	3Q16	2Q16	9M16	9M15	Variation				3Q16 HSBC Brasil	3Q16	9M16	Variation				As a % of 9M16
					Quarterly		Year					Quarterly		Year
					Amount	%	Amount	%				Amount	%	Amount	%
Personnel Expenses
Structural	3,195	3,016	9,237	8,826	179	5.9	411	4.7	884	4,079	10,121	1,063	35.2	1,295	14.7	38.5
Payroll/Social Charges	2,351	2,210	6,773	6,527	141	6.4	246	3.8	722	3,073	7,495	863	39.0	968	14.8	28.5
Benefits	844	806	2,464	2,299	38	4.7	165	7.2	162	1,006	2,626	200	24.8	327	14.2	10.0
Non-Structural	671	866	2,265	2,034	(195)	(22.5)	231	11.4	180	851	2,445	(15)	(1.7)	411	20.2	9.3
Management and Employee Profit Sharing	384	450	1,285	1,188	(66)	(14.7)	97	8.2	75	459	1,360	9	2.0	172	14.5	5.2
Provision for Labor Claims	182	210	551	518	(28)	(13.3)	33	6.4	68	250	619	40	19.0	101	19.5	2.4
Training	46	32	97	101	14	43.8	(4)	(4.0)	20	66	117	34	106.3	16	15.8	0.4
Termination Costs	59	174	332	227	(115)	(66.1)	105	46.3	17	76	349	(98)	(56.3)	122	53.7	1.3
Total	3,866	3,882	11,502	10,860	(16)	(0.4)	642	5.9	1,064	4,930	12,566	1,048	27.0	1,706	15.7	47.8
x
Administrative Expenses
Outsourced Services	1,123	1,067	3,184	2,982	56	5.2	202	6.8	182	1,305	3,366	238	22.3	384	12.9	12.8
Depreciation and Amortization	613	581	1,759	1,562	32	5.5	197	12.6	66	679	1,825	98	16.9	263	16.8	6.9
Data Processing	459	383	1,291	1,135	76	19.8	156	13.7	134	593	1,425	210	54.8	290	25.6	5.4
Communication	436	450	1,305	1,237	(14)	(3.1)	68	5.5	55	491	1,360	41	9.1	123	9.9	5.2
Advertising and Marketing	397	285	904	658	112	39.3	246	37.4	22	419	926	134	47.0	268	40.7	3.5
Asset Maintenance	271	268	774	759	3	1.1	15	2.0	51	322	825	54	20.1	66	8.7	3.1
Rent	245	231	717	692	14	6.1	25	3.6	67	312	784	81	35.1	92	13.3	3.0
Financial System Services	233	220	682	607	13	5.9	75	12.4	82	315	764	95	43.2	157	25.9	2.9
Security and Surveillance	168	168	501	453	-	-	48	10.6	36	204	537	36	21.4	84	18.5	2.0
Transportation	172	168	507	471	4	2.4	36	7.6	22	194	529	26	15.5	58	12.3	2.0
Utilities (Water, Electricity and Gas)	78	93	274	249	(15)	(16.1)	25	10.0	16	94	290	1	1.1	41	16.5	1.1
Materials	91	75	245	250	16	21.3	(5)	(2.0)	7	98	252	23	30.7	2	0.8	1.0
travel	48	37	113	124	11	29.7	(11)	(8.9)	4	52	117	15	40.5	(7)	(5.6)	0.4
Other	241	244	705	586	(3)	(1.2)	119	20.3	18	259	723	15	6.1	137	23.4	2.8
Total	4,575	4,270	12,961	11,765	305	7.1	1,196	10.2	762	5,337	13,723	1,067	25.0	1,958	16.6	52.2
Total Personnel and Administrative Expenses	8,441	8,152	24,463	22,625	289	3.5	1,838	8.1	1,826	10,267	26,289	2,115	25.9	3,664	16.2	100.0
Employees	88,906	89,424	88,906	93,696	(518)	(0.6)	(4,790)	(5.1)	21,016	109,922	109,922	20,498	22.9	16,226	17.3	-
Service Points (1)	59,984	61,565	59,984	71,738	(1,581)	(2.6)	(11,754)	(16.4)	2,551	62,535	62,535	970	1.6	(9,203)	(12.8)	-

(1) Disregarding the effect of the consolidation of HSBC Brasil, the reduction refers to: (i) the migration of “External ATM Network Points – Bradesco” to “Banco24Horas Network”; (ii) the deactivation of ATMs from “Assisted Banco24Horas Network Points”; and (iii) the decrease of the Bradesco Expresso correspondents.

Total Personnel and Administrative Expenses amounted to R$10,267 million in the third quarter of 2016, with an increase of 25.9%, or R$2,115 million, in comparison with the previous quarter. In the comparison between the first nine months of 2016 and the same period of the previous year, total Personnel and Administrative Expenses showed an increase of 16.2%, or R$3,664 million. Disregarding the effect of the consolidation of HSBC Brasil, there was an increase of 3.5%, or R$289 million, in the quarterly comparison, and 8.1%, or R$1,838 million, in the comparison between the first nine months of 2016 and the same period of the previous year.

Personnel Expenses

Total personnel expenses amounted to R$4,930 million in the third quarter of 2016, showing an increase of 27.0%, or R$1,048 million, in comparison with the previous quarter. Disregarding the effect of the consolidation of HSBC Brasil, such expenses showed a decrease of R$16 million, or 0.4%, mainly due to: (i) the decrease in the "non-structural" portion, in the amount of R$195 million, or 22.5%, due to the lower expenses of: (a) costs resulting from the termination of employment contracts; (b) participation in profits and results of the administrators and employees (PLR) and (c) provision for labor claims, and partially offset by: (ii) the increase in the "structural" portion in the amount of R$179 million, or 5.9%, related to the increase of expenditure with proceeds, social costs and benefits, impacted by the increase in wage levels, according to the collective convention of 2016.

  62  Economic and Financial Analysis Report – September 2016

Economic and Financial Analysis

Personnel and Administrative Expenses

In the comparison between the first nine months of 2016 and the same period of the previous year, personnel expenses showed an increase of R$1,706 million, or 15.7%. Disregarding the effect of the consolidation of HSBC Brasil, the increase was of R$642 million or 5.9%, percentage below the inflation indexes, being justified, mainly due to variations in the portions: (i) the "structural" portion variation, related to the increase in expenses relating to payroll, social charges and benefits, that was affected by higher salaries, in accordance with the 2016 and 2015 collectives agreements; and (ii) the "non-structural" portion variation, mainly due to higher expenses of: (a) costs resulting from the termination of employment contracts, to the amount of R$105 million, (b) profits shared between the administrators and employees (PLR), to the amount of R$97 million, and (c) provision for labor claims, in the amount of R$33 million.
Administrative Expenses

In the third quarter of 2016, administrative expenses totaled R$5,337 million, showing an increase of R$1,067 million or 25.0%. Disregarding the effect of the consolidation of HSBC Brasil, such expenses registered an increase of R$305 million or 7.1%, mainly due to: (i) higher expenses of advertising and marketing, in the amount of R$112 million, mainly related to "The Rio 2016 Olympic and Paralympic Games"; and (ii) the increase in the volume of business and services concentrated in this period which resulted in higher expenses of (a) data processing in the amount of R$76 million; outsourced services in the amount of R$56 million, and (c) depreciation and amortization in the amount of R$32 million.

In the comparison between the first nine months of 2016 and the same period of the previous year, administrative expenses showed an increase of 16.6%, or R$1,958 million. Disregarding the effect of the consolidation of HSBC Brasil, the increase was of R$1,196 million, or 10.2%, basically reflecting, the increment of the expenses originated: (i) the effect of the actions of advertising and marketing, in the amount of R$246 million, related to "The Rio 2016 Olympic and Paralympic Games"; (ii) the growth in business and services volumes in the period; and (iii) the contractual adjustments.

Operating Coverage Ratio (1)

In this quarter, the coverage ratio over the last 12 months recorded 78.0%. Disregarding the effect of the consolidation of HSBC Brasil, the coverage ratio remained stable in comparison with the previous quarter, mainly due to ongoing cost control efforts, including (a) the Efficiency Committee’s initiatives; (b) investments in Information Technology, which totaled R$4,514 billion in the first nine months of 2016; and (c) measures applied to increase the offer of products and services available to the entire client base.

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Economic and Financial Analysis

Tax Expenses

Tax expenses totaled R$1,601 million in the third quarter of 2016, showing an increase of R$275 million, or 20.7%, in relation to the previous quarter. Disregarding the effect of the consolidation of HSBC Brasil, the increase of R$32 million, or 2.4%, was primarily due to the increase in taxable income in the quarter.

In the comparison between the first nine months of 2016 and the same period of the previous year, such expenses increased by R$355 million, or 8.9%. Disregarding the effect of the consolidation of HSBC Brasil, the increase of R$112 million or 2.8% is primarily due to the increase in expenses with ISS/Cofins, derived from the increase in taxable income in the period, mainly of fee and commission income and net interest income.

Equity in the Earnings (Losses) of Affiliates

In the third quarter of 2016, equity in the earnings (losses) of affiliates registered an increase of R$86 million compared with the previous quarter, and R$119 million in the annual comparison, between the accrued periods of nine months. Disregarding the effect of the consolidation of HSBC Brasil, the increase of R$56 million in comparison with the previous quarter and R$89 million compared to the first nine months of the previous year was primarily due to the equity in the earnings (losses) obtained with the "IRB – Brasil Resseguros" affiliate.

Non-Operating Income

In the third quarter of 2016, non-operating income recorded a loss of R$24 million, showing a decrease of R$32 million, or 57.1%, in comparison with the previous quarter, and a decrease of R$48 million, or 22.3%, in the annual comparison between the accrued periods of nine months. Disregarding the effect of the consolidation of HSBC Brasil, the decrease of R$9 million, in comparison with the previous quarter and R$25 million compared to the first nine months of the previous year, essentially due to the variation of non-operating expenses (such as losses on sale of foreclosed assets/other) in each period.

  64  Economic and Financial Analysis Report – September 2016

Economic and Financial Analysis

Additional Information – HSBC Brasil Historical Series

Adjusted Statement of Financial Position

R$ million	Sept16	"Pro-forma"
		June16	Mar16	Dec15	Sept15	June15	Mar15	Dec14
Assets
Current and Long-Term Assets	159,475	160,488	183,933	184,832	189,626	188,804	198,373	178,548
funds available	1,774	3,443	2,684	3,927	4,153	3,254	3,250	3,432
Interbank Investments	17,455	29,402	35,934	32,192	34,319	40,483	42,925	43,156
Securities and Derivative Financial Instruments	46,082	29,507	30,361	32,490	37,416	36,149	40,049	26,883
Interbank and Interdepartmental Accounts	17,042	15,584	14,526	13,065	14,302	10,765	13,414	11,181
Loan and Leasing Operations	50,854	54,022	55,941	58,284	59,840	57,647	58,845	56,633
Allowance for Loan Losses (ALL)	(6,404)	(6,039)	(5,860)	(5,563)	(5,297)	(4,986)	(4,624)	(4,398)
Other Receivables and Assets	32,672	34,569	50,347	50,437	44,893	45,492	44,514	41,661
Permanent Assets	1,719	2,595	2,884	3,158	2,457	3,578	3,709	3,798
Investments	44	50	51	51	51	54	55	44
Premises and Equipment and Leased Assets	1,208	1,985	2,111	2,227	1,390	2,384	2,476	2,536
Intangible Assets	467	560	722	880	1,016	1,140	1,178	1,218
Total	161,194	163,083	186,817	187,990	192,083	192,382	202,082	182,346
*
Liabilities
Current and Long-Term Liabilities	153,392	153,920	177,424	178,511	182,077	181,967	191,775	171,928
Deposits	64,876	57,571	55,121	55,654	53,205	53,924	58,481	57,388
Securities sold under agreements to repurchase	5,009	1,530	1,859	2,247	1,925	2,553	3,217	2,204
Funds from Issuance of Securities	37,571	40,187	42,001	42,251	40,510	43,702	42,155	37,673
Interbank and Interdepartmental Accounts	1,262	1,437	1,425	1,145	2,049	4,224	2,300	1,054
Borrowings and Onlendings	5,702	5,459	10,353	9,207	13,219	11,406	12,765	11,217
Derivative Financial Instruments	2,247	3,788	5,444	8,860	12,963	6,507	11,271	5,125
Technical provisions for insurance, pension plans and capitalization bonds	15,296	14,970	14,720	14,391	14,296	15,017	15,033	14,727
Other liabilities	21,429	28,978	46,501	44,756	43,910	44,634	46,553	42,540
Deferred Income	6	-	-	-	-	-	-	-
Non-controlling Interest in Subsidiaries	20	18	17	17	16	15	17	20
Shareholder's Equity (1)	7,776	9,145	9,376	9,462	9,990	10,400	10,290	10,398
Total	161,194	163,083	186,817	187,990	192,083	192,382	202,082	182,346

(1) In September 2016, the effect of adjustments to the accounting criteria adopted by Bradesco is included.

Statement of Adjusted Income

R$ million	3Q16	"Pro-forma"
		2Q16	1Q16	4Q15	3Q15	2Q15	1Q15	4Q14
Net Interest Income	2,454	1,941	2,220	2,156	2,054	2,419	2,442	1,834
ALL	(1,189)	(1,173)	(1,242)	(812)	(1,122)	(1,153)	(918)	(815)
Gross Income from Financial Intermediation	1,265	768	978	1,344	932	1,266	1,524	1,019
Income from Insurance Premiums, Pension Plans and Capitalization bonds, minus Variation of Technical Reserves, Retained Claims and others (1)	97	171	206	162	121	150	256	237
Fee and Commission Income	703	721	819	886	880	918	773	807
Personnel Expenses	(1,064)	(879)	(978)	(795)	(1,399)	(997)	(995)	(1,213)
Other Administrative Expenses	(762)	(1,087)	(1,111)	(1,619)	(1,332)	(1,154)	(1,145)	(1,284)
Tax Expenses	(243)	(193)	(248)	(179)	(233)	(242)	(199)	(210)
Equity in the Earnings (Losses) of Unconsolidated Companies	30	-	-	-	(3)	-	-	-
Other Operating Income/ (Expenses)	88	(244)	(109)	(351)	371	333	(282)	213
Operating Income	115	(743)	(443)	(552)	(663)	274	(68)	(431)
Non-Operating Income	23	(57)	(6)	(68)	(26)	(32)	(16)	70
Income Tax and Social Contribution	11	363	146	65	453	(65)	(1)	293
Non-controlling interests in subsidiaries	(1)	-	-	-	-	-	-	-
Adjusted Net Profit/Loss	148	(437)	(303)	(555)	(236)	177	(85)	(68)

(1) “Others” includes: Capitalization Bond Draws and Redemptions; and Insurance, Pension Plan and Capitalization Bond Sales Expenses.

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Economic and Financial Analysis

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  66  Economic and Financial Analysis Report – September 2016

Return to Shareholders

Corporate Governance

Bradesco’s Management is made up of the Board of Directors and the Statutory Board of Executive Officers. The Board of Directors is composed of eight members, seven of which are external members, including the Chairman (Mr. Lázaro de Mello Brandão), and one of which is an internal member (the Chief Executive Officer, Mr. Luiz Carlos Trabuco Cappi), who was elected at the Annual Shareholders’ Meeting and who is eligible for reelection. The Board of Directors elects the members of the Board of Executive Officers.

The Board of Directors is advised in its activities, by seven (7) Committees, two (2) of which are Statutory Committees (Audit and Compensation) and five (5) of which are Non-Statutory Committees (Ethical Conduct, Internal Controls and Compliance, Integrated Risk Management and Capital Allocation, Nomination and Sustainability). Several Executive Committees report to the Board of Executive Officers.

In addition to the stated Audit Committee, Bradesco also makes use of the permanent Fiscal Council, elected by the shareholders, and the Internal Audit, which reports to the Board of Directors, as the main oversight agencies of its administrative/operational structure.

In 2001, Bradesco voluntarily adhered to Level 1 Corporate Governance of BM&FBovespa, as well as to the Code of Self-Regulation and Best Practices for Publicly Held Companies, issued by the Brazilian Association of Publicly Held Companies (ABRASCA), in 2011.

Further information is available on Bradesco’s Investor Relations website (bradescori.com.br – Corporate Governance Section).

Investor Relations area – IR

The commitment to transparency, democratization of information, punctuality and the pursuit of best practices is an essential factor that is constantly reinforced by Bradesco’s Investor Relations area.

In the third quarter of 2016, there were 76 events promoted with national and international investors, through conferences, meetings, conference calls and institutional presentations, assisting 1,122 investors. Over the course of the nine months of

2016, there were 321 events and 3,822 investors were assisted.

The schedule of events in Brazil also promoted the Bradesco APIMEC Meetings, in the city of Porto Alegre, comprising an audience of over 150 participants. At the time, the main figures, strategies and perspectives of the Bradesco Organization were presented.

  68   Economic and Financial Analysis Report - September 2016

Return to Shareholders

Sustainability

Prêmio Latinoamérica Verde 2016 (Green Latin America Award)

Bradesco won the "Latinoamérica Verde" (award), in the "Sustainable Finance" category with the case "Financial Inclusion and Sustainable Development in the Amazon". The award, sponsored by CAF (Latin America Development Bank), evaluated by the UNDP (United Nations Development Program) and audited by PWC

(PriceWaterhouseCoopers), was presented at the end of August, in Ecuador, and evaluated 1,400 projects in ten categories.

This achievement is related to the creation of inclusive business in communities, which were not assisted by banking services, contributing to local development in line with forest conservation.

Dow Jones Sustainability Index (DJSI)

Bradesco was selected again to incorporate the Dow Jones Sustainability Index (DJSI), of the New York Stock Exchange in the Dow Jones Sustainability Emerging Markets portfolio. The overall performance has evolved, with emphasis on the themes of Policies and Measures for Crime Prevention, Financial Stability and Systemic Risk,

and Financial Inclusion, in which Bradesco achieved the maximum score. The evolution of the performance was not sufficient in keeping Bradesco in the DJSI World portfolio for the next period, due to having obtained an overall score slightly lower than the minimum necessary for selection in this portfolio.

Bradesco Shares

Number of Shares – Common and Preferred Shares

In thousands	Sept16	June16	Sept15
Common Shares	2,772,226	2,772,226	2,520,695
Preferred Shares	2,759,659	2,759,659	2,509,297
Subtotal – Outstanding Shares	5,531,885	5,531,885	5,029,992
Treasury Shares	21,717	21,717	18,737
Total	5,553,602	5,553,602	5,048,729

In September 2016, Bradesco’s Capital Stock stood at R$51.1 billion, composed of 5,553,602 thousand shares, made up of 2,776,801 thousand common shares and 2,776,801 thousand preferred shares, as book entries and without par value.

Cidade de Deus Cia. Comercial de Participações is Bradesco’s largest shareholder, which directly holds 48.5% of voting capital and 24.3% of total capital.

Shareholders of Cidade de Deus Cia. Comercial de Participações belong to the Aguiar Family, Fundação Bradesco and another holding company, Nova Cidade de Deus Participações S.A., a company controlled by Fundação Bradesco and by BBD Participações S.A., whose shareholders constitute the majority of the members of the Board of Directors of the Statutory Board of Executive Officers of Bradesco and more senior officers.

Bradesco    69

Return to Shareholders

Bradesco Shares

Number of Shareholders – Domiciled in Brazil and Abroad

	Sept16%		Ownership of Capital (%)	Sept15%		Ownership of Capital (%)
Individuals	324,750	89.8	20.3	328,240	89.9	21.5
Companies	35,576	9.9	46.1	35,892	9.8	45.3
Subtotal - Domiciled in Brazil	360,326	99.7	66.4	364,132	99.7	66.7
Domiciled Abroad	1,186	0.3	33.6	1,190	0.3	33.3
Total	361,512	100.0	100.0	365,322	100.0	100.0

In September 2016, Bradesco had 361,512 shareholders, 360,326 residing in Brazil, representing 99.7% of the total number of shareholders with 66.4% of its share capital. The	amount of shareholders domiciled abroad was 1,186, representing 0.3% of the number of shareholders with 33.6% of its share capital.

Daily Average Trading Volume of Shares

During the first nine months of 2016 the daily average trading volume of our shares on the New York Stock Exchange (NYSE) and on the BM&FBovespa reached R$685 million, which is the highest value presented in the historical series below. This amount was 5.9% higher than the daily average trading volume in the previous year, mainly due to the trading of Bradesco ADRs on the BM&FBovespa.

(1) BBDC3 “Common Shares” and BBDC4 “Preferred Shares”; and

(2) BBD “Preferred Shares” and BBDO “Common Shares” (as of March 2012).

  70   Economic and Financial Analysis Report - September 2016

Return to Shareholders

Bradesco Shares

Appreciation of Preferred Shares – BBDC4

The graph shows the change in Bradesco’s preferred shares, taking into account the reinvestment of dividends (it includes Interest on the Stockholders’ Equity), compared to the Ibovespa.

If, in late December 2005, R$100 were invested, Bradesco’s shares would be worth approximately R$338 at the end of September 2016, which is an appreciation approximately 2 times higher compared to that which was presented by the Ibovespa within the same period.

Share and ADR Performance (1)

In R$ (unless otherwise stated)	3Q16	2Q16	Variation %	9M16	9M15	Variation %
Adjusted Net Income per Share	0.81	0.75	7.2	2.30	2.41	(4.3)
Dividends/Interest on Shareholders' Equity – Common Share (net of tax)	0.33	0.21	56.6	0.76	0.66	14.7
Dividends/Interest on Shareholders' Equity – Preferred Share (net of tax)	0.37	0.23	56.6	0.84	0.73	14.7

In R$ (unless otherwise stated)	Sept16	June16	Variation %	Sept16	Sept15	Variation %
Book Value per Common and Preferred Share	17.81	17.42	2.3	17.81	15.59	14.3
Last Trading Day Price – Common Shares	28.35	27.01	5.0	28.35	21.36	32.7
Last Trading Day Price – Preferred Shares	29.67	25.18	17.8	29.67	19.37	53.2
Last Trading Day Price – Common share ADR (US$)	8.73	8.09	7.9	8.73	5.62	55.4
Last Trading Day Price – Preferred share ADR (US$)	9.07	7.81	16.1	9.07	4.87	86.1
Market Capitalization (R$ million) (2)	160,472	144,366	11.2	160,472	113,288	41.6

(1) Adjusted for corporate events in the periods; and

(2) Number of shares (excluding treasury shares) vs. closing price for common and preferred shares on the last trading day of the period.

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Return to Shareholders

Bradesco Shares

Recommendation of Market Analysts – Target Price

Market analysts issue periodical recommendations on Bradesco’s preferred shares (BBDC4). In October 2016, we analyzed nine reports prepared by these analysts. Their recommendations and general consensus on the target price for September 2017 can be found below:

Recommendations %		Target Price in R$ for Sep17
Buy	44.4	Average	32.47
Hold	55.6	Standard Deviation	3.44
Sell	-	Highest	38.00
Under Analysis	-	Lowest	28.00

For more information on the target price and the recommendations of each market analyst that monitors the performance of Bradesco’s shares,	go to our Investors Relations website at: bradescori.com.br > Information to Shareholders > Analysts’ Consensus.

Market Capitalization

On September 30, 2016, Bradesco’s market capitalization, in view of the closing prices of Common and Preferred shares, was R$160.5 billion, an increase of 41.6% and 60.5% compared with September 2015 and December 2015, respectively. It is worth mentioning that the

Ibovespa index increased 29.5% and 34.6% in the respective periods.

  72   Economic and Financial Analysis Report - September 2016

Return to Shareholders

Main Indicators

Price/Earnings Ratio(1):

Indicates the possible number of years within which the investor would recover the capital invested, based on the closing prices of common and preferred shares.
(1) Twelve-month adjusted net income.

Price to Book Ratio:

Indicates the multiple by which Bradesco’s market capitalization exceeds its book value.

Dividend Yield (1) (2):

The ratio between share price and dividends and/or interest on shareholders’ equity paid to shareholders in the last 12 months, which indicates the return on investment represented by the allocation of net profit.

(1) Source: Economatica; and (2) Calculated by the share with highest liquidity.

Bradesco    73

Return to Shareholders

Dividends/Interest on Shareholders’ Equity – JCP

During the first nine months of 2016, R$5,184 million was assigned to shareholders as interest on shareholders’ equity (JCP) and the total JCP assigned to shareholders accounted for	45.6% of the net income for the 12-month period and, considering income tax deduction and JCP assignments, it was equivalent to 38.7% of the net income.

(1)   In the last 12 months.

Weight on Main Stock Indexes

Bradesco shares are listed on Brazil’s main stock indexes, including IBrX-50 and IBrX-100 (indexes that measure the total return of a theoretical portfolio composed of 50 and 100 shares, respectively, selected from among the most traded shares on BM&FBovespa), IBrA (Broad Brazil Index), IFNC (Financial Index, composed of banks, insurance companies and financial institutions), ISE (Corporate Sustainability Index), IGCX (Special Corporate Governance Stock Index), IGCT (Corporate Governance Trade Index), ITAG (Special Tag-Along Stock Index), ICO2 (index composed of shares of the companies listed on the IBrX-50 index and that choose to adopt transparent greenhouse gas emission practices in order to take part in this initiative) and the Mid-Large Cap Index – MLCX (which measures the return of a portfolio composed of the highest capitalization companies listed).

Abroad, Bradesco shares are listed on the NYSE’s Dow Jones Index, in the Dow Jones Sustainability Emerging Markets portfolio and on the Madrid Stock Exchange’s FTSE Latibex Brazil Index.

Sept16	In % (1)
Ibovespa	9.9
IBrX-50	10.5
IBrX-100	9.2
IBrA	9.1
IFNC	20.5
ISE	5.4
IGCX	7.0
IGCT	11.5
ITAG	12.3
ICO2	15.7
MLCX	10.0

(1)   Represents Bradesco shares’ weight on Brazil’s main stock indexes.

  74   Economic and Financial Analysis Report - September 2016

Additional Information

Market Share of Products and Services

Market shares held by Bradesco in the Banking and Insurance industries and in the Customer Service Network are presented below:

	Sept16 (1)	June16	Sept15	June15
Banks – Source: Brazilian Central Bank (Bacen)
Demand Deposits	N/A	7.7	7.1	10.4
Savings Deposits	N/A	13.5	13.7	13.9
Time Deposits	N/A	7.0	9.4	9.0
Loan Operations	11.5 (2)	9.8	9.9	10.1
Loan Operations - Private Institutions	26.5 (2)	22.6	22.3	22.4
Loan Operations - Vehicles Individuals (CDC + Leasing)	14.0 (2)	13.1	13.3	13.2
Payroll-Deductible Loans	13.3 (2)	12.8	12.5	12.3
Number of Branches	23.9	20.0	20.3	20.3
Banks – Source: Social Security National Institute (INSS)/Dataprev
Benefit Payment to Retirees and Pensioners	30.0	28.0	27.2	27.2
Banks – Source: Anbima
Investment Funds and Managed Portfolios	22.5	19.8	18.5	18.7
Insurance, Pension Plans and Capitalization Bonds – Source: Insurance Superintendence (Susep) and National Agency for Supplementary Healthcare (ANS)
Insurance Premiums, Pension Plan Contributions and Capitalization Bond Income	25.7 (4)	24.3	24.7	24.8
Insurance Premiums (including Long-Term Life Insurance - VGBL)	25.0 (4)	23.9	24.2	24.4
Life/Personal Accident Insurance Premiums	21.3 (4)	18.6	17.6	17.2
Auto/P&C Insurance Premiums	9.4 (4)	9.4	9.7	10.0
Auto/Optional Third-Party Liability Insurance Premiums	12.4 (4)	12.3	12.1	12.5
Health Insurance Premiums	50.3 (4)	49.9	49.3	48.6
Income from Pension Plan Contributions (excluding VGBL)	32.4 (4)	28.6	31.3	30.5
Capitalization Bond Income	30.1 (4)	27.1	26.4	25.6
Technical provisions for insurance, pension plans and capitalization bonds	28.4 (4)	26.2	26.6	26.9
Income from VGBL Premiums	25.8 (4)	24.1	26.3	27.0
Income from Unrestricted Benefits Pension Plans (PGBL) Contributions	27.9 (4)	22.8	27.4	26.6
Insurance and Pension Plans – Source: National Federation of Life and Pension Plans (Fenaprevi)
Pension Plan Investment Portfolios (including VGBL)	N/A	28.5	29.6	30.0
Leasing – Source: Brazilian Association of Leasing Companies (ABEL)
Lending Operations	21.6 (3)	16.0	18.1	18.6
Consortia – Source: Bacen
Real Estate	30.4 (4)	27.6	28.4	28.0
Auto	29.8 (4)	29.6	28.5	27.8
Trucks, Tractors and Agricultural Implements	19.5 (4)	17.8	16.8	16.7
International Area – Source: Bacen
Export Market	20.1	17.0	15.9	15.8
Import Market	20.7	13.7	12.4	12.2

(1)   Includes the effect of the consolidation of HSBC Brasil;

(2)   SFN data is preliminary;

(3)   Reference Date: Jul/16; and

(4)   Reference Date: Aug/16.

N/A – Not available.

  76  Economic and Financial Analysis Report - September 2016

Additional Information

Market Share of Products and Services

Branch Network

Region	Sept16 HSBC Brasil	Sept16		Market Share	Sept15		Market Share
		Bradesco	Market		Bradesco	Market
North	39	312	1,155	27.0%	276	1,142	24.2%
Northeast	56	899	3,578	25.1%	846	3,580	23.6%
Midwest	103	440	1,798	24.5%	343	1,805	19.0%
Southeast	425	2,742	11,602	23.6%	2,367	11,815	20.0%
South	228	944	4,191	22.5%	761	4,285	17.8%
Total	851	5,337	22,324	23.9%	4,593	22,627	20.3%

Ratings

Fitch Ratings
International Scale						National Scale
Viability	Support	Domestic Currency		Foreign Currency		Domestic
bb+	3	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term
		BB+	B	BB+	B	AAA(bra)	F1+(bra)

Moody´s Investors Service
Global Scale						National Scale
Deposits - Domestic currency				Deposits - Foreign currency		Domestic Currency
Long-term		Short-term		Long-term	Short-term	Long-term	Short-term
Ba2		NP		Ba3	NP	Aa1.br	BR-1

Standard & Poor's						Austin Rating
Global Scale - Issuer Credit Rating				National Scale		Corporate Governance	National Scale
Foreign Currency		Domestic Currency		Issuer Credit Rating
Long-term	Short-term	Long-term	Short-term	Long-term	Short-term		Long-term	Short-term
BB	B	BB	B	brAA-	brA-1	AA+	brAAA	brA-1

Reserve Requirements

%	Sept16	June16	Mar16	Dec15	Sept15	June15	Mar15	Dec14
Demand Deposits
Rate (1)	45	45	45	45	45	45	45	45
Reserve Requirements (3)	34	34	34	34	34	34	34	34
Reserve Requirements (Microfinance)	2	2	2	2	2	2	2	2
Free	19	19	19	19	19	19	19	19
Savings Deposits
Rate (4)	24.5	24.5	24.5	24.5	24.5	24.5	20	20
Additional (2)	5.5	5.5	5.5	5.5	5.5	5.5	10	10
Reserve Requirements	65	65	65	65	65	65	65	65
Free	5	5	5	5	5	5	5	5
Time Deposits
Rate (2) (5)	25	25	25	25	25	20	20	20
Additional (2)	11	11	11	11	11	11	11	11
Free	64	64	64	64	64	69	69	69

(1) Collected in cash and not remunerated;

(2) Collected in cash with the Special Clearance and Custody System (Selic) rate;

(3) At Bradesco, reserve requirements are applied to Rural Loans;

(4) Collected in cash with the Reference Interest Rate (TR) + interest of 6.17% p.a. for deposits made until May 03, 2012, and TR + 70% of the Selic rate for deposits made as of May 4, 2012, when the Selic rate is equal to or lower than 8.5% p.a.; and

(5) Amendment of the rate from the calculation period of August 31 to September 4, 2015, according to Circular No. 3,756/15 of the Central Bank.

Bradesco    77

Additional Information

Investments in Infrastructure, Information Technology and Telecommunications

Bradesco’s technology channels have means that enable clients to interact with the Bank with convenience and security, where we highlight:

•           Bradesco Celular (Mobile):

The client can withdraw cash, by simply applying the device to an ATM with the Contactless function (NFC technology – Near Field Communication) enabled, confirming the information on the screen and validating the transaction by using biometrics; and

Possibility of unlocking a credit card, in addition to viewing the limits and statements and paying invoices.

•           Net Empresa Celular users can now also access their credit card information using the device. The facilities include viewing a statement, revolving credit and unlocking cards;

•           New Bradesco Trading App, through which clients have access to special content to follow the market, such as TV programs like Home Broker, graphics, and share performance. In the Broker tab, it is possible to quickly view online quotes, offer book, highlights of highs and lows and new bill of exchange, with a button for purchase and sale;

•           The second Digital Agency that was inaugurated focused on clients who typically only use digital channels for their operations. In addition to the personalized limits, the client benefits from extended hourly services from 7am to midnight, by telephone, e-mail, video service, with a team of expert advisors;

•           Companies’ clients now have Multipag, the new payable accounts system, which can be used to make payments to suppliers, payment of federal, state, and municipal  taxes, utility bills, and salaries, facilitating the day to day activities of companies;

•           Bradesco has reformulated and created new websites, highlighting:

The New Bradesco Seguros Group Portal, which includes capitalization bonds, dental, pension, car, property/casualty, health and life insurance information. The environment also offers tools, such as communication of car, residence, equity and life claims in a single location.

•           Implementation of evolutions in the Data Center infrastructure that resulted in a reduction of 19 tons of CO2 emissions per month;

•           Launch of inovaBRA Ventures, a fund for investments in innovative companies, aiming to contribute to the strategy of attracting and incorporating new business models and/or technologies to expand the market and improve competitiveness; and

•           In the integration of HSBC Brasil, we highlight the renewal of the technological park involving equipment, software and data communication channels of Branch, ATM and PA (Points of Service) services.

As a necessary condition for its continuous growth, Bradesco invested, in the first nine months of 2016, a total of R$4,514 million in Infrastructure, Information Technology and Telecommunications.

R$ million	9M16	2015	2014	2013	2012
Infrastructure	681	1,268	1,049	501	718
Information Technology and Telecommunications	3,833	4,452	3,949	4,341	3,690
Total	4,514	5,720	4,998	4,842	4,408

  78  Economic and Financial Analysis Report - September 2016

Additional Information

Risk Management

Risk management activity is highly strategic due to the increasing complexity of services and products and the globalization of Bradesco’s business. The market’s dynamism encourages Bradesco to engage in the continuous improvement of this activity in pursuit of better practices, leading Bradesco to use its internal market risk models, which have been used to calculate regulatory capital since January 2013.

Bradesco controls corporate risk management in an integrated and independent manner, preserving and valuing the Board's decisions, developing and implementing methodologies,

models and measurement and control tools. It also provides training for employees at every level of the organization, from business areas to the Board of Directors.

The management process results in the proactive identification, measurement, mitigation, monitoring and reporting of risks, which is necessary when taking into account Bradesco’s complex financial products and activity profile.

Detailed information on the risk management process, regulatory capital, as well as Bradesco’s risk exposure, can be found in the Risk Management Report, available on the Investor Relations website: bradescori.com.br.

Capital Management

The Capital Management structure aims to provide conditions for capital monitoring and control, contributing to the achievement of goals set in the strategic objectives defined by Bradesco, through adequate capital sufficiency planning. This structure is comprised of Executive Committees and one Non-Statutory Committee, which assist the Board of Directors and Board of Executive Officers in the decision-making process.

In addition to the Committee structure, Bradesco has a department responsible for capital management centralization, named Capital Management and Internal Capital Adequacy Assessment Process (ICAAP), subordinated to the Department of Planning, Budget and Control, which acts jointly with the Integrated Risk Control Department, associated companies, business areas and Bradesco’s supporting areas.

On an annual basis, the capital plan is devised by Bradesco, which is approved by the Board of Executive Officers and Board of Directors. It is also aligned with the strategic plan and encompasses a prospective outlook of at least three years. The process of developing this plan considers threats and opportunities, market share and development goals, capital requirement projections based on risks, as well as capital held by Bradesco. Such projections are constantly monitored and controlled by the capital management area.

With the implementation of the capital management structure, an internal process has been established to assess capital adequacy (ICAAP), which provides conditions to assess capital sufficiency in accordance with the base and stress scenarios, in a prospective outlook to identify capital and contingency actions to be taken in the respective scenarios. Capital adequacy and sufficiency information represent essential tools to manage and support the decision-making process.

Additional information on the capital management structure is available in the Risk Management Report – Pillar 3, and in the Integrated Report, on the Investor Relations website: bradescori.com.br.

Bradesco    79

Additional Information

Basel Ratio

In September 2016, the Regulatory Capital of the Prudential Conglomerate reached the amount of R$100,056 million, compared to assets weighted by the risk of R$657,148 million. The total Basel ratio, presented a decrease of 2.4 p.p., from 17.7%, in June 2016 to 15.3%, in September 2016, and the Tier I Capital from 13.7% in June 2016 to 11.9% in September 2016, impacted, primarily by: (i) the effect of the consolidation of

HSBC Brasil, which influenced: (a) the weighted assets; (b) goodwill / intangible assets; and (c) the other prudential adjustments; and partially offset by: (ii) the use of Subordinated Letters of Credit authorized by Central Bank in November 2016 to compose Tier I Capital, whose amount reached  R$5.0 billion.

R$ million	Basel III
	Prudential Conglomerate (1)							Financial Conglomerate
	Sept16	June16	Mar16	Dec15	Sept15	June15	Mar15	Dec14
Calculation Basis
Regulatory Capital	100,056	102,548	100,452	102,825	93,090	97,016	93,608	98,605
Tier I	77,655	79,377	76,704	77,507	73,577	77,503	74,095	77,199
Common Equity	72,655	79,377	76,704	77,507	73,577	77,503	74,095	77,199
Shareholders' Equity	98,550	96,358	93,330	88,907	86,233	86,972	83,937	81,508
Non-controlling/Other	17	18	-	-	-	-	-	-
Phase-in arrangements provided for in CMN Resolution 4192/13 (2)	(25,912)	(16,999)	(16,626)	(11,400)	(12,656)	(9,469)	(9,842)	(4,309)
Additional Capital (3)	5,000	-	-	-	-	-	-	-
Tier II	22,401	23,171	23,748	25,318	19,513	19,513	19,513	21,406
Subordinated Debt (before CMN Resolution nº 4,192/13)	13,693	14,796	16,725	19,513	19,513	19,513	19,513	21,406
Subordinated Debt (according to CMN Resolution No. 4,192/13)	8,708	8,375	7,023	5,805	-	-	-	-
Risk-Weighted Assets (RWA)	657,148	580,568	595,757	612,217	643,924	607,226	614,577	597,213
Credit Risk	588,914	527,254	543,260	556,441	585,507	552,852	557,018	544,798
Operational Risk	50,444	38,502	38,502	37,107	37,107	39,117	39,117	30,980
Market Risk	17,791	14,813	13,996	18,670	21,310	15,257	18,442	21,435
Total Ratio	15.3%	17.7%	16.9%	16.8%	14.5%	16.0%	15.2%	16.5%
Tier I Capital	11.9%	13.7%	12.9%	12.7%	11.4%	12.8%	12.1%	12.9%
Common Equity	11.1%	13.7%	12.9%	12.7%	11.4%	12.8%	12.1%	12.9%
Additional Capital (3)	0.8%	-	-	-	-	-	-	-
Tier II Capital	3.4%	4.0%	4.0%	4.1%	3.0%	3.2%	3.1%	3.6%
Subordinated debt (before CMN Resolution nº 4,192/13)	2.1%	2.6%	2.8%	3.2%	3.0%	3.2%	3.1%	3.6%
Subordinated Debt (according to CMN Resolution No. 4,192/13)	1.3%	1.4%	1.2%	0.9%	-	-	-	-

(1) From October 2013, the Regulatory Capital started being calculated based on CMN Resolution No. 4,192/13, which establishes that the determination is performed based on the Financial Conglomerate Results until December 2014 and the Prudential Conglomerate Results from January 2015;

(2) Criteria used, as of October 2013 by CMN Resolution No. 4,192/13 (including subsequent amendment); and

(3) In September 2016, considers subordinated debt authorized by Central  Bank, in November 2016, to compose Tier I Capital.

  80  Economic and Financial Analysis Report - September 2016

Independent Auditors’ Report

Limited Assurance Report about Supplementary Accounting information included within the Economic and Financial Analysis Report

To

Directors of

Banco Bradesco S.A.

Osasco – SP

We were engaged by Banco Bradesco S.A. ("Bradesco") to report on the consolidated supplementary accounting information of Banco Bradesco S.A. as of September 30, 2016 and for the three and nine-month period ended as of September 30, 2016, in the form of a limited assurance conclusion if, based on our engagement performed, nothing has come to our attention that causes us to believe that the supplementary accounting information included within the Economic and Financial Analysis Report are not presented, in all material respects, based on the information referred to in the “Criteria for preparing the supplementary accounting information” paragraph.

Responsibilities of the Management of Bradesco

Management of Bradesco is responsible for preparing and adequately presenting the consolidated supplementary accounting information included within the Economic and Financial Analysis Report based on the criteria for the preparation of the supplementary accounting information described below, and for other information contained within this report, as well as the design, implementation and maintenance of internal controls that management determined as necessary to allow for such information that is free from material misstatement, whether due to fraud or error.

Independent Auditor´s Responsibility

Our responsibility is to review the supplementary accounting information included within the Economic and Financial Analysis Report prepared by Bradesco and to report thereon in the form of a limited assurance conclusion based on the evidence obtained. We conducted our engagement in accordance with the NBC TO 3000 - Assurance Engagement Other than Audit and Review (ISAE 3000). That standard requires that we comply with ethical requirements, including independence requirements, and plan and perform our procedures to obtain a meaningful level of limited assurance about whether we did not became aware of any fact that could lead us to believe that the supplementary accounting information included within the Economic and Financial Analysis Report are not presented, in all material respects, to the information referred to in the “Criteria for preparing the supplementary accounting information” paragraph.

The procedures selected were based on our understanding of the consolidated supplementary accounting information included within the Economic and Financial Analysis Report, as well as other circumstances of our work and our consideration of other areas that may contain material misstatements.

Limited assurance is less than absolute assurance and reasonable assurance. Procedures to gather information to a limited assurance engagement are more limited than to a reasonable assurance engagement and, therefore, we obtain less assurance than a reasonable assurance engagement; consequentely, we do not express neither an audit opinion nor a reasonable assurance over the supplementary accounting information included within the Economic and Financial Analysis Report.

  82  Report on Economic and Financial Analysis – September 2016

Independent Auditors’ Report

Limited Assurance Report about Supplementary Accounting information included within the Economic and Financial Analysis Report

Our conclusion does not contemplate aspects related to any prospective information contained within the Economic and Financial Analysis Report, nor offers any guarantee if the assumptions used by Management to provide a reasonable basis for the projections presented. Therefore, our report does not offer any type of assurance on the scope of future information (such as goals, expectations and ambitions) and descriptive information that is subject to subjective assessment.

Criteria for preparing the supplementary accounting information

The consolidated supplementary accounting information disclosed within the Economic and Financial Analysis Report, as of September 30, 2016 and for the three and nine-month period ended as of September 30, 2016 has been prepared by the Management of Bradesco, based on the information contained in the September 30, 2016 consolidated financial statements and the accounting criteria described within the Economic and Financial Analysis Report, in order to facilitate additional analysis, without, however, being part of the consolidated financial statements disclosed on this date.

Conclusion

Our conclusion has been formed on the basis of, and is limited to the matters outlined in this report.

Based on the procedures performed we did not became aware of any fact that lead us to believe that the consolidated supplementary accounting information included within the Economic and Financial Analysis Report are not presented accurately, in all material respects, in accordance with the information referred to in the “Criteria for preparing the supplementary accounting information” paragraph.

Osasco, November 9, 2016

KPMG Auditores Independentes

CRC 2SP028567/O-1 F SP

Original report in Portuguese signed by

Rodrigo de Mattos Lia

Accountant CRC 1SP252418/O-3

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Independent Auditors’ Report

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  84  Report on Economic and Financial Analysis – September 2016

Bradesco

COMPLETE FINANCIAL STATEMENTS THIRD QUARTER OF 2016

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Management Report

Dear Shareholders,

We hereby present the Consolidated Financial Statements of Banco Bradesco S.A related to the period ended on September 30, 2016, in accordance with the accounting practices used in Brazil and applicable to institutions authorized to operate by the Brazilian Central Bank.

As of July 2016, with the completion of the acquisition operation of HSBC Bank Brasil S.A. – Banco Múltiplo, Bradesco started to consolidate HSBC’s results in its Financial Statements.

The reduction of uncertainties is the main highlight of the third quarter. Although there are important proceedings in course, the messages and diagnosis of the economic team demonstrate a sense of urgency in relation to what needs to be done to restore growth in the economy and in the offer of jobs, which is fundamental to strengthen confidence and concretely reveal recovery in domestic activity.

Among the events that shaped the quarter in the Organization, we highlight the approval, in the General Meeting of October 7, of the division of HSBC, enabling the integration of operating and technological platforms, resulting in the replacement of the HSBC brand in its service network, which is now Bradesco. Thus, since October 8, clients have gained access to their accounts and other services as Bradesco clients.

It is also important to highlight the fact of Bradesco being selected again to incorporate the Dow Jones Sustainability Index – DJSI, of the New York Stock Exchange, in the portfolio Dow Jones Sustainability Emerging Markets. There have been changes in the overall performance, with emphasis on the themes “Policies and Measures of Crime Prevention”, “Financial Stability” and “Systemic Risk and Financial Inclusion”.

The Rio 2016 Olympic Games consolidated a cycle of building a legacy based on the transforming power of sports. Bradesco believed since the beginning and became the first official sponsor of the Olympic Games, in the Bank and Insurance categories. Reinforcing this commitment, the bank was also sponsor of the Olympic Torch and Paralympic Torch Relay, which took the emotion and Olympic spirit to more than 320 Brazilian cities. The results were perceived on many fronts, always leveraging the brand, the generation of business and the engagement of employees. Studies have demonstrated the growth of the attractiveness index of Bradesco, besides being one of the most remembered brands among the sponsors.

Bradesco recorded, from January 1 to September 30, 2016 a Net Income of R$11.492 billion, equivalent to R$2.08 per share and profitability of 15.9% over the average Shareholders’ Equity(*). The annualized return on Average Total Assets was 1.4%.

In the period, as Interest on Own Capital and, in gross values, R$5.184 billion was destined to the shareholders, of which R$1.867 billion was paid in the form of monthly and intermediaries and R$3.317 billion provisioned in the form of extraordinary amounts to be paid on March 8, 2017. The extraordinary payment of Interest on Own Capital represents, approximately 33 times the value of monthly Interest paid (net of Withheld Income Tax).

The taxes and contributions, including pensions, paid or provisioned, totaled, in the first nine months of the year, R$23.363 billion, whereby R$8.876 billion was related to withheld taxes and those collected from third parties and R$14.487 billion calculated based on the activities developed by the Organization, equivalent to 126.1% of the Net Income.

At the end of the quarter, the paid-in Capital Stock was of R$51.100 billion. Added to the Equity Reserves of R$47.450 billion, it resulted in a Shareholders’ Equity of R$98.550 billion, with a growth of 14.3% compared to the same period of 2015, corresponding to the equity value of R$17.81 per share.

Bradesco’s Market Value, calculated on the basis of its shares listing, reached R$160.472 billion on September 30, 2016, equivalent to 1.6 times the Shareholders’ Equity, recording a growth of 41.6% compared to September 30, 2015.

Representing 8.3% of Total Assets, the Managed Shareholders’ Equity totaled R$98.986 billion, a growth of 14.3% on September 2015. Thus, the index of solvency reached 14.5%, higher, than the minimum of 10.5% established by Resolution No. 4,193/13 of the National Monetary Council, in compliance with the Basel Committee. At the end of the semester, the immobilization index, with regard to the Reference Equity, was of 44.4% in the Prudential Consolidation, falling under the maximum limit of 50%.

In compliance with Article 8 of the Brazilian Central Bank Circular Letter No. 3,068/01, Bradesco declares that it has the financial capacity and the intention of holding to maturity the securities classified under “held to maturity securities”.

The total resources funded and administered by the Bradesco Organization amounted to R$1.786 trillion on September 30, 2016, 27.1% higher in comparison to the same period of the previous year, distributed as follows:

R$481.620    billion in Demand Deposits, Time Deposits, Interbank Deposits, Savings Accounts and Securities Sold Under Agreements to Repurchase;

R$733.757    billion in assets under management, comprising Investment Funds, Managed Portfolios and Third-Party Fund Quotas, a 41.5% increase;

86                 Economic and Financial Analysis Report – September 2016

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Management Report

R$313.935    billion in the Exchange Portfolio, Borrowings and On-lendings in Brazil, Working Capital, Tax Payments and Collection and Related Charges, Funds From Issuance of Securities in Brazil, and Subordinated Debt in Brazil, a 26.2% increase;

R$213.608    billion in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds, up by 26.7%; and

R$43.210     billion in Foreign Funding, through public and private issues, Subordinated Debt Overseas, Securitization of Future Financial Flows and Borrowings and On-lendings Overseas, equivalent to US$13.311 billion.

Loan operations, at the end of the period, totaled R$521,211 billion in the expanded concept, included in this amount:

R$10.079     billion in Advances on Exchange Contracts, for a total Export Financing portfolio of US$15.228 billion;

US$2.150     billion in operations in Import Finance in Foreign Currencies;

R$2.987       billion in Leasing;

R$21.475     billion in business in the Rural Area;

R$110.289    billion in Consumption Finance, which includes R$33.021 billion of credit receivables from Credit Cards and R$36.663 billion of Payroll-deductible loans;

R$76.324     billion of Guarantees and Sureties; and

R$30.594     billion related to operations of transfer of internal and external resources, originating mainly from the BNDES - Banco Nacional de Desenvolvimento Econômico e Social (National Bank for Social and Economic Development), excelling as one of the main distributing loans agents.

For activities in Real Estate Loans, the Bradesco Organization destined, in the period from January to September, a total of R$7.829 billion to resources for construction and promotion of home-ownership, comprising 35,933 properties.

Bradesco BBI, investment bank of the Organization, advises clients on issuing shares, merger and acquisition operations, structuring and distribution of debt instruments, including debentures, promissory notes, CRIs, real estate funds, FIDCs and bonds, in Brazil and Abroad, besides structured corporate finance operations and the financing of projects under the modality of Project Finance. In the period from January to September 2016, Bradesco BBI made transactions with a volume of R$158.112 billion.

Grupo Bradesco Seguros, reaffirmed its prominent position in the areas of Insurance, Capitalization and Open Supplementary Pension Plans, on September 30, 2016, recorded a Net Profit of R$4.046 billion and a Shareholders’ Equity of R$26.310 billion. The net insurance premiums issued, pension contributions and income from capitalization reached a total of R$50,172 billion, an increase of 10.3% in comparison to the same period of the last year.

We highlight, in Grupo Bradesco Seguros, the association, on October 11, 2016, with Swiss Re Corporate Solutions Ltd., wherein Bradesco Seguros now holds an equity stake of 40% in the Swiss Re Corporate Solutions Brasil, which assumes the insurance operations P&C – Property and Casualty, transport and commercialization of Large Risks Insurance.

Leader in the sectors of real estate, vehicles and trucks, tractors, machines and equipment, Bradesco Consórcios, in the period from January to September 2016, commercialized 326,864 new quotas, resulting in more than 1,288 million active quota holders, with accrued revenues of R$60.279 billion.

The Organization’s Customer Service Network, constantly at the disposal of customers and users present in all the regions of Brazil and in many locations abroad, at the end of the period, consisted of 62,535 points, distributed as follows:

9,239     Branches and PAs (Service Branches) in Brazil (Branches: 5,331 Bradesco, two Banco Bradesco Financiamentos, one Banco Bradesco BBI, one Banco Bradesco Cartões, one Banco Bradesco BERJ, one Banco Alvorada; and PAs: 3,902);

4             Branches abroad, with one Bradesco in New York, two Bradesco in Grand Cayman and one subsidiary Banco Bradesco Europa in London;

11           Overseas Subsidiaries (Banco Bradesco Argentina S.A. in Buenos Aires; Banco Bradesco Europa S.A. in Luxembourg; Bradesco North America LLC, Bradesco Securities, Inc., and BRAM US LLC in New York; Bradesco Securities UK Limited in London; Bradesco Securities Hong Kong Limited; Bradesco Trade Services Limited in Hong Kong; and Bradesco Services Co., Ltd., in Tokyo; Cidade Capital Markets Ltd. in Grand Cayman; and Bradescard Mexico, Sociedad de Responsabilidad Limitada in Mexico);

Bradesco     87

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Management Report

857         Correspondents of Bradesco Promotora, in the consigned credit section;

39,885     Bradesco Expresso service points;

1,049      PAEs – in-company electronic service branches;

63          Losango service points (Company originating from the acquisition of HSBC);

280         External Terminals in the Bradesco Network; and

11,147     ATMs in the Banco24Horas Network, with 144 terminals shared by both networks.

Simultaneously, provided 34,230 machines of the Rede de Autoatendimento Bradesco (Bradesco Auto Teller Machines), of which 33,738 operate also on weekends and bank holidays, besides 19,584 machines of the Rede Banco24Horas (24-Hour Auto Teller Machines), available to clients for operations of cash withdrawals, issuing statements, checking balances, requesting loans, payments, transfers between accounts, among other services. In the vehicle segment, with the presence of Bradesco Financiamentos, it counted on 11,531 retail points.

In accordance with Instruction No. 381/03 of the Brazilian Securities and Exchange Commission, the Bradesco Organization, in the period from January to September 2016, neither contracted from nor had services provided by KPMG Auditores Independentes that were not related to the external audit, at a level greater than 5% of the total fees related to external audit services. Other services provided by the external auditors were the previously-agreed procedures for reviews of, primarily financial, fiscal and actuarial information. The Bank’s policy is in line with the principles of preserving the auditors’ independence, which is based on generally accepted international criteria, i.e. the auditors should not audit their own work, perform managerial duties for their clients or promote their customers’ interests. It is noteworthy that any eventual services not related to the external audit are submitted prior to the evaluation of the Audit Committee.

Bradesco, in the context of Human Resources, has emphasized that each year the evolution of training programs offered through UNIBRAD – Universidade Corporativa Bradesco (Bradesco Corporate University), maintained its purpose to promote continued education and improve the skills and development of the staff, envisaging their qualification to always offer the Bradesco Client services of excellence. In the period from January to September 2016, 1,147 courses were given, with 155,534 participations. Assistance benefits included, at the end of the quarter, 193,387 people, ensuring well-being, better quality of life and security of employees and their dependents.

The Bradesco Organization’s main social initiative is focused on educational and assistance programs developed through Fundação Bradesco, which maintains 40 of its own Schools installed as a priority in regions of accentuated socio-economical deprivation in all Brazilian States and in the Federal District. This year, its budget is predicted to be R$593.360 million, whereby R$506.257 million is  destined to cover Expenses of such Activities and R$87.103 million to constitute investments in Infrastructure and Educational Technology, that allows the institution to offer free, quality education to: a) 101,566 students enrolled in its schools at the following levels: Basic Education (Kindergarten to High School) and Vocational Training (High School level); Youth and Adult Education; and Preliminary and Continuing Vocational Training, focused on creating jobs and income; b) 550 thousand students who will complete at least one of the distance-learning courses on offer (EaD) through its e-learning portal; and c) 21,490 people who will benefit through partnership projects and initiatives, including the Digital Inclusion Centers (CIDs), the Educa+Ação program and Technology courses (Educar e Aprender). Food expenses, medical-dental assistance, school materials and uniform are ensured free-of-charge to the more than 43 thousand students in Basic Education.

The Bradesco Sports and Education Program (Programa Bradesco Esportes e Educação) promotes, in the City of Osasco, São Paulo, the teaching of the modalities of women's volleyball and basketball. The activities are developed in their own Sports Development Center, in Fundação Bradesco’s schools, in Municipal and State Sports Centers, in private schools and in a leisure club. Annually, two thousand girls take part, from the age of eight, reaffirming the Organization’s social commitment and displaying how it values talent, citizenship, as well as education, sport and health.

In the period, we disclosed Communications to the Market on May 31, June 8, July 28 and September 20, related to Operations “Zealots” and “Greenfield” and their developments. More information can be obtained in Explanatory Note 35, items “g” and “h”, in the Consolidated Financial Statements.

We recorded important recognitions to Bradesco in the quarter, of which we highlight:

•       Bradesco leads the valuation on the Stock Exchange and dividend yield. According to a survey of Economatica, Bradesco offered the best profitability of the banking sector to shareholders in Latin America and in the USA. It also figured as the best in the sector in payment of dividends and interest on own capital;

•       For the 17thtime, Bradesco integrates the annual list of 150 best companies to work for in Brazil. Research conducted by the Época magazine, in partnership with the Great Place to Work Institute. It also integrates the ranking for the 6th consecutive year, of Complexo Hospitalar Edmundo Vasconcelos (Hospital Complex);

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Management Report

•       Awarded, for the first time, in the 3rd edition of Premios Latinoamérica Verde (Awards), in the category of Sustainable Finance with the case Financial Inclusion and Sustainable Development in the Amazon. The award, sponsored by CAF – Development Bank of Latin America, evaluated by the UNDP – United Nations Development Programme and audited by PwC – PricewaterhouseCoopers, recognizes the best sustainable practices throughout Latin America, Canada, Spain and the United States;

•       The bank is prominent in the survey As Melhores na Gestão de Pessoas (The Best in People Management), published in the special edition of Valor Carreira, edited by the newspaper Valor Econômico with the technical support of international consultancy firm Aon;

•       Private bank leader of the research Folha Top of Mind in the category Top Finanças (Finance), prominent as one of the most remembered brands in savings, health plans, insurance and credit card, according to a study based on research of the Datafolha.

•       The most recalled brand by consumers as sponsor of the Rio 2016 Olympic Games, according to a survey carried out by Millward Brown;

•       For the 5th consecutive year, the Ombudsman Services of Bradesco and Bradesco Seguros were among the top 10 Best Ombudsman Services in Brazil. The recognition is granted on the basis of a survey of the ABO – Associação Brasileira de Ouvidores (Brazilian Association of Ombudsmen) and Abrarec – Associação Brasileira das Relações Empresa-Cliente (Brazilian Association of Business to Client Relations), with the support of the magazine Consumidor Moderno;

•       According to a survey conducted by Consultancy Firm Economatica, at the request of Exame.com, appointed Bradesco as obtaining the best gain in Market Value among the banks in Brazil;

•       Grupo Bradesco de Seguros (insurance group) has won five trophies in the 16th edition of the Insurance Market Award (Gaivota de Ouro - Golden Seagull), promoted by the magazine Seguro Total.

•       Bradesco Corretora leads the ranking with the recommended portfolio Top 10, which ensured greater profitability to investors in the period from January to September 2016, according to a survey of the newspaper Valor Econômico.

The results obtained show the commitment and strategy of the Bradesco Organization to exceeding expectations, increasing the efficiency, quality and security. We would like to thank our shareholders and clients for their support and trust and our employees and other collaborators for their effort and hard work.

Cidade de Deus, November 9, 2016

Board of Directors

and Board of Executive Officers

(*)  Excluding fair value effect of Available-for-sale Securities recorded under Shareholders’ Equity.

Bradesco     89

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Consolidated Statement of Financial Position on September 30 – In thousands of Reais

Assets	2016	2015
Current assets	755,750,263	665,054,852
Cash and due from banks (Note 6)	13,307,857	12,769,301
Interbank investments (Notes 3d and 7)	176,269,003	152,683,798
Securities purchased under agreements to resell	163,773,272	142,422,708
Interbank investments	12,509,374	10,305,360
Allowance for losses	(13,643)	(44,270)
Securities and derivative financial instruments (Notes 3e, 3f, 8 and 32b)	268,963,797	225,562,567
Own portfolio	230,793,718	189,919,552
Subject to repurchase agreements	5,153,584	11,356,895
Derivative financial instruments (Notes 3f, 8d II and 32b)	14,759,802	16,936,279
Given in guarantee to the Brazilian Central Bank	550,915	22,201
Given in guarantee	12,639,623	7,260,348
Securities under resale agreements with free movement	5,066,155	67,292
Interbank accounts	63,849,492	53,368,854
Unsettled payments and receipts	1,210,292	1,016,258
Reserve requirement (Note 9):
- Reserve requirement - Brazilian Central Bank	62,570,157	52,269,125
- SFH	4,770	6,345
Correspondent banks	64,273	77,126
Interdepartmental accounts	144,096	161,308
Internal transfer of funds	144,096	161,308
Loans (Notes 3g, 10 and 32b)	147,425,166	145,788,811
Loans:
- Public sector	390,110	3,869,692
- Private sector	170,865,892	160,314,378
Loans transferred under an assignment with recourse	772,301	134,279
Allowance for loan losses (Notes 3g, 10f, 10g and 10h)	(24,603,137)	(18,529,538)
Leasing (Notes 2, 3g, 10 and 32b)	1,446,923	1,608,445
Leasing receivables:
- Private sector	2,967,189	3,187,840
Unearned income from leasing	(1,365,413)	(1,451,628)
Allowance for leasing losses (Notes 3g, 10f, 10g and 10h)	(154,853)	(127,767)
Other receivables	80,546,606	69,803,925
Receivables on sureties and guarantees honored (Note 10a-3)	369,302	67,337
Foreign exchange portfolio (Note 11a)	23,755,715	22,365,210
Receivables	1,559,822	891,317
Securities trading	1,713,584	2,078,395
Specific receivables	12,626	6,615
Insurance and reinsurance receivables and reinsurance assets – technical provisions	5,273,804	4,556,118
Sundry (Note 11b)	49,871,622	40,817,339
Allowance for other loan losses (Notes 3g, 10f, 10g and 10h)	(2,009,869)	(978,406)
Other assets (Note 12)	3,797,323	3,307,843
Other assets	2,787,704	2,015,295
Provision for losses	(1,187,953)	(775,939)
Prepaid expenses (Notes 3i and 12b)	2,197,572	2,068,487
Long-term receivables	399,783,314	315,963,008
Interbank investments (Notes 3d and 7)	855,584	550,387
Interbank investments	855,584	550,387

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Consolidated Statement of Financial Position on September 30 – In thousands of Reais

Assets	2016	2015
Securities and derivative financial instruments (Notes 3e, 3f, 8 and 32b)	161,304,574	94,042,333
Own portfolio	121,164,184	68,989,167
Subject to repurchase agreements	28,603,166	22,176,339
Derivative financial instruments (Notes 3f, 8d II and 32b)	1,672,868	274,024
Privatization rights	49,666	53,370
Given in guarantee	6,730,272	1,958,094
Securities under resale agreements with free movement	3,084,418	591,339
Interbank accounts	727,900	648,582
Reserve requirement (Note 9):
- SFH	727,900	648,582
Loans (Notes 3g, 10 and 32b)	169,811,246	160,486,959
Loans:
- Public sector	3,000,000	3,000,000
- Private sector	170,507,181	158,369,092
Loans transferred under an assignment with recourse	7,449,849	7,232,732
Allowance for loan losses (Notes 3g, 10f, 10g and 10h)	(11,145,784)	(8,114,865)
Leasing (Notes 2, 3g, 10 and 32b)	1,308,900	1,540,343
Leasing receivables:
- Private sector	2,829,394	3,260,630
Unearned income from leasing	(1,444,039)	(1,639,375)
Allowance for leasing losses (Notes 3g, 10f, 10g and 10h)	(76,455)	(80,912)
Other receivables	64,069,355	57,334,465
Receivables	28,543	10,846
Securities trading	588,398	1,515,641
Sundry (Note 11b)	63,519,675	55,849,276
Allowance for other loan losses (Notes 3g, 10f, 10g and 10h)	(67,261)	(41,298)
Other assets (Note 12)	1,705,755	1,359,939
Prepaid expenses (Notes 3i and 12b)	1,705,755	1,359,939
Permanent assets	30,321,105	17,437,380
Investments (Notes 3j, 13 and 32b)	6,817,532	5,963,648
Equity in the earnings (losses) of unconsolidated and jointly controlled companies:
- In Brazil	6,664,411	5,820,937
- Overseas	3,360	3,412
Other investments	404,589	389,963
Allowance for losses	(254,828)	(250,664)
Premises and equipment (Notes 3k and 14)	6,696,058	4,719,859
Premises	2,728,177	1,526,179
Other premises and equipment	11,710,290	9,998,012
Accumulated depreciation	(7,742,409)	(6,804,332)
Intangible assets (Notes 3l and 15)	16,807,515	6,753,873
Intangible Assets	28,825,233	16,086,718
Accumulated amortization	(12,017,718)	(9,332,845)
Total	1,185,854,682	998,455,240

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Bradesco     91

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Consolidated Statement of Financial Position on September 30 – In thousands of Reais

Liabilities	2016	2015
Current liabilities	785,244,292	668,418,091
Deposits (Notes 3n and 16a)	168,719,206	162,039,844
Demand deposits	32,678,904	24,312,849
Savings deposits	93,289,392	89,616,088
Interbank deposits	692,604	773,894
Time deposits (Notes 16a and 32b)	42,058,306	47,337,013
Securities sold under agreements to repurchase (Notes 3n and 16b)	203,707,499	193,122,854
Own portfolio	76,015,155	82,293,406
Third-party portfolio	118,339,819	110,225,186
Unrestricted portfolio	9,352,525	604,262
Funds from issuance of securities (Notes 16c and 32b)	92,785,907	48,422,257
Mortgage and real estate notes, letters of credit and others	88,685,455	43,525,848
Securities issued overseas	3,613,734	4,629,524
Structured Operations Certificates	486,718	266,885
Interbank accounts	1,250,962	1,239,217
Correspondent banks	1,250,962	1,239,217
Interdepartmental accounts	4,370,445	4,224,130
Third-party funds in transit	4,370,445	4,224,130
Borrowing (Notes 17a and 32b)	23,293,837	24,747,183
Borrowing in Brazil - other institutions	7,126	9,537
Borrowing overseas	23,286,711	24,737,646
On-lending in Brazil - official institutions (Notes 17b and 32b)	11,389,263	12,477,184
National treasury	225,206	145,419
BNDES	3,504,321	4,006,337
FINAME	7,658,136	8,312,249
Other institutions	1,600	13,179
On-lending overseas (Notes 17b and 32b)	-	2,419
On-lending overseas	-	2,419
Derivative financial instruments (Notes 3f, 8d II and 32b)	12,083,214	18,310,241
Derivative financial instruments	12,083,214	18,310,241
Technical provisions for insurance, pension plans and capitalization bonds (Notes 3o and 21)	185,721,930	143,542,084
Other liabilities	81,922,029	60,290,678
Payment of taxes and other contributions	3,748,964	3,680,356
Foreign exchange portfolio (Note 11a)	14,107,163	12,302,094
Social and statutory	3,641,172	2,885,625
Tax and social security (Note 20a)	3,844,965	4,030,656
Securities trading	3,013,464	3,397,672
Financial and development funds	1,836	1,421
Subordinated debts (Notes 19 and 32b)	11,784,421	125,183
Sundry (Note 20b)	41,780,044	33,867,671
Long-term liabilities	301,151,120	242,962,340
Deposits (Notes 3n and 16a)	71,235,734	41,667,986
Interbank deposits	63,249	243,078
Time deposits (Notes 16a and 32b)	71,172,485	41,424,908
Securities sold under agreements to repurchase (Notes 3n and 16b)	37,957,544	17,047,793
Own portfolio	37,957,544	17,047,793

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Consolidated Statement of Financial Position on September 30 – In thousands of Reais

Liabilities	2016	2015
Funds from issuance of securities (Notes 16c and 32b)	61,190,013	62,564,033
Mortgage and real estate notes, letters of credit and others	58,577,208	57,282,031
Securities issued overseas	2,573,133	5,054,604
Structured Operations Certificates	39,672	227,398
Borrowing (Notes 17a and 32b)	2,525,327	7,435,867
Borrowing in Brazil - official institutions	4,181	-
Borrowing in Brazil - other institutions	22,579	8,638
Borrowing overseas	2,498,567	7,427,229
On-lending in Brazil - official institutions (Notes 17b and 32b)	25,596,413	24,990,953
BNDES	10,366,277	6,793,167
FINAME	15,230,136	18,197,786
Derivative financial instruments (Notes 3f, 8d II and 32b)	1,061,876	186,447
Derivative financial instruments	1,061,876	186,447
Technical provisions for insurance, pension plans and capitalization bonds (Notes 3o and 21)	27,885,875	25,087,221
Other liabilities	73,698,338	63,982,040
Tax and social security (Note 20a)	12,362,951	11,256,330
Subordinated debts (Notes 19 and 32b)	27,000,866	38,409,889
Eligible Debt Capital Instruments (Notes 19 and 32b)	15,058,256	-
Sundry (Note 20b)	19,276,265	14,315,821
Deferred income	473,322	454,448
Deferred income	473,322	454,448
Non-controlling interests in subsidiaries (Note 22)	436,061	387,622
Shareholders' equity (Note 23)	98,549,887	86,232,739
Capital:
- Domiciled in Brazil	50,460,749	42,559,621
- Domiciled overseas	639,251	540,379
Capital reserves	11,441	11,441
Profit reserves	48,648,407	47,664,681
Asset valuation adjustments	(769,447)	(4,122,342)
Treasury shares (Notes 23d and 32b)	(440,514)	(421,041)
Attributable to equity holders of the Parent Company	98,985,948	86,620,361
Total	1,185,854,682	998,455,240

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Bradesco     93

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Consolidated Statement of Accumulated Income on September 30 – In thousands of Reais

	2016	2015
Revenue from financial intermediation	120,706,674	98,330,941
Loans (Note 10j)	54,951,588	49,504,374
Leasing (Note 10j)	275,414	399,397
Operations with securities (Note 8h)	32,957,595	30,079,371
Financial income from insurance, pension plans and capitalization bonds (Note 8h)	26,006,347	11,177,714
Derivative financial instruments (Note 8h)	5,275,630	(1,079,555)
Foreign exchange operations (Note 11a)	(2,793,407)	5,280,816
Reserve requirement (Note 9b)	4,257,113	3,254,552
Sale or transfer of financial assets	(223,606)	(285,728)

Financial intermediation expenses	78,351,072	82,447,705
Retail and professional market funding (Note 16d)	48,013,982	39,477,380
Adjustment for inflation and interest on technical provisions for insurance, pension plans and capitalization bonds (Note 16d)	16,242,904	10,975,830
Borrowing and on-lending (Note 17c)	(3,873,519)	16,154,096
Allowance for loan losses (Notes 3g, 10g and 10h)	17,967,705	15,840,399

Gross income from financial intermediation	42,355,602	15,883,236

Other operating income (expenses)	(18,606,619)	(13,809,476)
Fee and commission income (Note 24)	15,728,685	14,245,725
- Other fee and commission income	10,633,292	10,086,357
Income from banking fees	5,095,393	4,159,368
Retained premium from insurance, pension plans and capitalization bonds (Notes 3o and 21c)	49,714,324	45,242,802
- Net premiums written	49,949,965	45,481,750
- Reinsurance premiums paid	(235,641)	(238,948)
Variation in technical provisions for insurance, pension plans and capitalization bonds (Note 3o)	(21,774,032)	(19,028,561)
Retained claims (Note 3o)	(18,429,300)	(16,049,709)
Capitalization bond prize draws and redemptions (Note 3o)	(3,973,829)	(3,751,840)
Selling expenses from insurance, pension plans and capitalization bonds (Note 3o)	(2,623,411)	(2,480,748)
Payroll and related benefits (Note 25)	(12,388,254)	(10,661,705)
Other administrative expenses (Note 26)	(13,170,330)	(11,295,388)
Tax expenses (Note 27)	(4,776,593)	(3,162,304)
Equity in the earnings (losses) of unconsolidated and jointly controlled companies (Note 13b)	1,262,054	1,005,783
Other operating income (Note 28)	4,458,290	3,003,754
Other operating expenses (Note 29)	(12,634,223)	(10,877,285)
Operating income	23,748,983	2,073,760
Non-operating income (loss) (Note 30)	(387,745)	(255,325)
Income before income tax and social contribution and non-controlling interests	23,361,238	1,818,435
Income tax and social contribution (Notes 34a and 34b)	(11,795,204)	11,097,409
Current income tax	(4,757,491)	(4,675,620)
Current Social Contribution	(3,059,157)	(2,443,848)
Deferred Tax Asset	(3,978,556)	18,216,877
Non-controlling interests in subsidiaries	(74,202)	(78,868)
Net income	11,491,832	12,836,976

The accompanying Notes are an integral part of these Consolidated Financial Statements.

94                 Economic and Financial Analysis Report – September 2016

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Statement of Changes in Shareholders’ Equity – In thousands of Reais

	Events	Capital		Capital reserves	Profit reserves		Asset valuation adjustment		Treasury shares	Retained earnings	Total
		Paid in Capital	Unpaid Capital	Share premium	Legal	Statutory	Bradesco	Subsidiaries
	Balance on December 31, 2014	38,100,000	-	11,441	5,193,467	38,992,668	(405,477)	(85,834)	(298,015)	-	81,508,250
	Capital increase with reserves	5,000,000	-	-	-	(5,000,000)	-	-	-	-	-
	Acquisition of treasury shares	-	-	-	-	-	-	-	(123,026)	-	(123,026)
	Asset valuation adjustments	-	-	-	-	-	(1,011,301)	(2,619,730)	-	-	(3,631,031)
	Net income	-	-	-	-	-	-	-	-	12,836,976	12,836,976
Allocations:	- Reserves	-	-	-	641,849	7,836,697	-	-	-	(8,478,546)	-
	- Interest on Shareholders’ Equity Paid	-	-	-	-	-	-	-	-	(3,446,430)	(3.446.430)
	- Interim Dividends Paid	-	-	-	-	-	-	-	-	(912,000)	(912.000)
	Balance on September 30, 2015	43,100,000	-	11,441	5,835,316	41,829,365	(1,416,778)	(2,705,564)	(421,041)	-	86,232,739

	Balance on December 31, 2015	46,100,000	(3,000,000)	11,441	6,052,949	44,287,857	(1,231,603)	(2,882,952)	(431,048)	-	88,906,644
	Cancellation of Capital Increase by Subscription of Shares	(3,000,000)	3,000,000	-	-	-	-	-	-	-	-
	Capital increase with reserves	8,000,000	-	-	-	(8,000,000)	-	-	-	-	-
	Acquisition of treasury shares	-	-	-	-	-	-	-	(9,466)	-	(9,466)
	Asset valuation adjustments	-	-	-	-	-	873,239	2,471,869	-	-	3,345,108
	Net income	-	-	-	-	-	-	-	-	11,491,832	11,491,832
Allocations:	- Reserves	-	-	-	574,592	5,733,009	-	-	-	(6,307,601)	-
	- Interest on Shareholders’ Equity Paid and/or provisioned	-	-	-	-	-	-	-	-	(5,184,231)	(5.184.231)
	Balance on September 30, 2016	51,100,000	-	11,441	6,627,541	42,020,866	(358,364)	(411,083)	(440,514)	-	98,549,887

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Bradesco     95

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Consolidated Statement of Added Value Accumulated on September 30 – In thousands of Reais

Description	2016	%	2015	%
1 – Revenue	114,037,543	276.4	93,301,289	571.9
1.1) Financial intermediation	120,706,674	292.5	98,330,941	602.8
1.2) Fees and commissions	15,728,685	38.1	14,245,725	87.3
1.3) Allowance for loan losses	(17,967,705)	(43.5)	(15,840,399)	(97.1)
1.4) Other	(4,430,111)	(10.7)	(3,434,978)	(21.1)
2 – Financial intermediation expenses	(60,383,367)	(146.3)	(66,607,306)	(408.3)
3 – Inputs acquired from third-parties	(10,691,581)	(26.0)	(9,081,287)	(55.7)
Outsourced services	(3,551,379)	(8.6)	(3,127,780)	(19.2)
Communication	(1,192,160)	(2.9)	(1,065,842)	(6.5)
Data processing	(1,169,555)	(2.8)	(868,624)	(5.3)
Advertising and marketing	(815,030)	(2.0)	(591,192)	(3.6)
Financial system services	(783,018)	(1.9)	(633,176)	(3.9)
Asset maintenance	(746,414)	(1.8)	(683,835)	(4.2)
Security and surveillance	(534,923)	(1.3)	(451,429)	(2.8)
Material, water, electricity and gas	(525,964)	(1.3)	(480,236)	(2.9)
Transport	(523,806)	(1.3)	(463,207)	(2.8)
Travel	(114,126)	(0.3)	(117,015)	(0.7)
Other	(735,206)	(1.8)	(598,951)	(3.8)
4 – Gross value added (1-2-3)	42,962,595	104.1	17,612,696	107.9
5 – Depreciation and amortization	(2,958,852)	(7.2)	(2,307,066)	(14.1)
6 – Net value added produced by the entity (4-5)	40,003,743	96.9	15,305,630	93.8
7 – Value added received through transfer	1,262,054	3.1	1,005,783	6.2
Equity in the earnings (losses) of unconsolidated and jointly controlled companies	1,262,054	3.1	1,005,783	6.2
8 – Value added to distribute (6+7)	41,265,797	100.0	16,311,413	100.0
9 – Value added distributed	41,265,797	100.0	16,311,413	100.0
9.1) Personnel	10,919,770	26.4	9,303,611	57.0
Salaries	6,004,458	14.6	4,778,860	29.3
Benefits	2,552,617	6.2	2,213,630	13.6
Government Severance Indemnity Fund for Employees (FGTS)	569,789	1.4	450,797	2.8
Other	1,792,906	4.2	1,860,324	11.3
9.2) Tax, fees and contributions	18,040,281	43.7	(6,577,011)	(40.3)
Federal	17,436,365	42.3	(7,097,533)	(43.5)
State	10,493	-	9,861	0.1
Municipal	593,423	1.4	510,661	3.1
9.3) Remuneration for providers of capital	739,712	1.8	668,969	4.1
Rental	730,571	1.8	651,574	4.0
Asset leasing	9,141	-	17,395	0.1
9.4) Value distributed to shareholders	11,566,034	28.1	12,915,844	79.2
Interest on Shareholders’ Equity/Dividends paid and/or provisioned	5,184,231	12.6	4,358,430	26.7
Retained earnings	6,307,601	15.3	8,478,546	52.0
Non-controlling interests in retained earnings	74,202	0.2	78,868	0.5

The accompanying Notes are an integral part of these Consolidated Financial Statements.

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Consolidated Cash Flow Statement Accumulated on September 30 – In thousands of Reais

	2016	2015
Cash flow from operating activities:
Income before income tax and social contribution and non-controlling interests	23,361,238	1,818,435
Adjustments to net income before income tax and social contribution	46,534,497	22,473,812
Effect of Changes in Exchange Rates in Cash and Cash equivalents	5,571,224	(2,965,820)
Allowance for loan losses	17,967,705	15,840,399
Depreciation and amortization	2,958,852	2,307,066
Write-offs through Impairment	108,294	-
Expenses with civil, labor and tax provisions	2,128,203	2,874,601
Expenses with adjustment for inflation and interest on technical provisions for insurance, pension plans and capitalization bonds	16,242,904	10,975,830
Equity in the (earnings)/losses of unconsolidated and jointly controlled companies	(1,262,054)	(1,005,783)
(Gain)/loss on sale of investments	(164,720)	20,139
(Gain)/loss on sale of fixed assets	17,337	23,779
(Gain)/loss on sale of foreclosed assets	276,100	202,211
Foreign exchange variation of assets and liabilities overseas/Other	2,690,652	(5,798,610)
Adjusted net income before taxes	69,895,735	24,292,247
(Increase)/Decrease in interbank investments	13,091,366	1,491,656
(Increase)/Decrease in trading securities and derivative financial instruments	(39,649,039)	(54,277,922)
(Increase)/Decrease in interbank and interdepartmental accounts	12,168,563	(1,324,620)
(Increase)/Decrease in loan and leasing	15,479,204	(30,024,520)
(Increase)/Decrease in insurance and reinsurance receivables and reinsurance assets	(793,795)	(499,099)
(Increase)/Decrease in other receivables and other assets	7,493,600	(13,263,529)
(Increase)/Decrease in reserve requirement - Central Bank	(7,116,159)	(1,344,219)
Increase/(Decrease) in deposits	(13,414,431)	(7,928,586)
Increase/(Decrease) in securities sold under agreements to repurchase	17,857,512	(9,182,382)
Increase/(Decrease) in funds from issuance of securities	4,242,267	26,160,857
Increase/(Decrease) in borrowings and on-lending	(12,993,557)	10,655,470
Increase/(Decrease) in technical provisions for insurance, pension plans and capitalization bonds	4,536,411	4,386,392
Increase/(Decrease) in other liabilities	(1,263,918)	14,767,156
Increase/(Decrease) in deferred income	(50,223)	165,718
Income tax and social contribution paid	(8,207,067)	(6,223,292)
Net cash provided by/(used in) by operating activities	61,276,469	(42,148,673)
Cash flow from investing activities:
(Increase)/Decrease in held-to-maturity securities	(2,510,199)	(1,181,403)
Sale of/maturity of and interest on available-for-sale securities	79,913,962	44,899,668
Proceeds from sale of foreclosed assets	455,170	532,485
Sale of investments	67,525	2,154
Sale of premises and equipment	266,876	117,052
Acquisition of Subsidiaries, Net of Cash and Cash Equivalents Paid	(7,188,659)	-
Purchases of available-for-sale securities	(78,291,697)	(49,874,637)
Investment acquisitions	(10,589)	(999,419)
Purchase of premises and equipment	(1,185,201)	(1,072,307)
Intangible asset acquisitions	(1,627,334)	(1,093,289)
Dividends and interest on shareholders’ equity received	355,819	595,514
Net cash provided by/(used in) investing activities	(9,754,327)	(8,074,182)
Cash flow from financing activities:
Increase/(decrease) in subordinated debts	(1,903,873)	2,713,405
Dividends and interest on shareholders’ equity paid	(5,260,486)	(4,602,146)
Non-controlling interest	(51,310)	(83,802)
Acquisition of own shares	(9,466)	(123,026)
Net cash provided by/(used in) financing activities	(7,225,135)	(2,095,569)
Net increase/(decrease) in cash and cash equivalents	44,297,007	(52,318,424)
Cash and cash equivalents - at the beginning of the period	147,261,434	204,504,469
Effect of Changes in Exchange Rates in Cash and Cash equivalents	(5,571,224)	2,965,820
Cash and cash equivalents - at the end of the period	185,987,217	155,151,865
Net increase/(decrease) in cash and cash equivalents	44,297,007	(52,318,424)

The accompanying Notes are an integral part of these Consolidated Financial Statements.

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Index of Notes to the Consolidated Financial Statements

Notes to Bradesco’s Consolidated Financial Statements are as follows:

Page

1)	OPERATIONS	99
2)	PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS	99
3)	SIGNIFICANT ACCOUNTING PRACTICES	101
4)	INFORMATION FOR THE PURPOSE OF COMPARABILITY	111
5)	MANAGERIAL STATEMENT OF FINANCIAL POSITION AND INCOME STATEMENT BY OPERATING SEGMENT	112
6)	CASH AND CASH EQUIVALENTS	115
7)	INTERBANK INVESTMENTS	116
8)	SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	117
9)	INTERBANK ACCOUNTS RESERVE REQUIREMENT	128
10)	LOANS	129
11)	OTHER RECEIVABLES	140
12)	OTHER ASSETS	142
13)	INVESTMENTS	142
14)	PREMISES AND EQUIPMENT	144
15)	INTANGIBLE ASSETS	144
16)	DEPOSITS, SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND FUNDS FROM ISSUANCE OF SECURITIES	146
17)	BORROWING AND ON-LENDING	148
18)	PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL LIABILITIES TAX AND SOCIAL SECURITY	149
19)	SUBORDINATED DEBT	152
20)	OTHER LIABILITIES	153
21)	INSURANCE, PENSION PLANS AND CAPITALIZATION BONDS	154
22)	NON-CONTROLLING INTERESTS IN SUBSIDIARIES	156
23)	SHAREHOLDERS EQUITY (PARENT COMPANY)	156
24)	FEE AND COMMISSION INCOME	158
25)	PAYROLL AND RELATED BENEFITS	158
26)	OTHER ADMINISTRATIVE EXPENSES	159
27)	TAX EXPENSES	159
28)	OTHER OPERATING INCOME	159
29)	OTHER OPERATING EXPENSES	160
30)	NON-OPERATING INCOME (LOSS)	160
31)	RELATED-PARTY TRANSACTIONS (DIRECT AND INDIRECT)	161
32)	FINANCIAL INSTRUMENTS	163
33)	EMPLOYEE BENEFITS	170
34)	INCOME TAX AND SOCIAL CONTRIBUTION	171
35)	OTHER INFORMATION	174

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Notes to the Consolidated Financial Statements

1)      OPERATIONS

Banco Bradesco S.A. (Bradesco) is a private-sector publicly traded company and universal bank that, through its commercial, foreign exchange, consumer financing and housing loan portfolios, carries out all the types of banking activities for which it has authorization. The Bank is involved in a number of other activities, either directly or indirectly, through its subsidiaries, specifically leasing, investment banking, brokerage, consortium management, credit cards, real estate projects, insurance, pension plans and capitalization bonds. All these activities are undertaken by the various companies in the Bradesco Organization (Organization), working together in an integrated manner in the market.

2)      PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

Bradesco’s consolidated financial statements include the financial statements for Banco Bradesco, its foreign branches and subsidiaries, in Brazil and overseas and SPEs (Special Purpose Entities) and investment funds of which the Organization's companies are the main beneficiaries or holders of the principal obligations, as established by Technical Pronouncement CPC 36 (R3), in item “Control”. These statements were prepared using accounting practices in compliance with Laws No. 4,595/64 (Brazilian Financial System Law) and No. 6,404/76 (Brazilian Corporate Law), including amendments introduced by Laws No. 11,638/07 and No. 11,941/09, as they relate to the accounting for operations, complemented by the rules and instructions of the National Monetary Council (CMN), the Brazilian Central Bank (Bacen), Brazilian Securities and Exchange Commission (CVM), where applicable, National Private Insurance Council (CNSP), Insurance Superintendence (Susep) and National Supplementary Healthcare Agency (ANS). The financial statements of the leasing companies included in the consolidated financial statements were prepared using the finance lease method, under which the book value of leased fixed assets less the residual value paid in advance are reclassified.

For the quarters, up to September 30, 2015, the consolidated financial statements were prepared in accordance with the specific procedures established by Article 3 of the CMN Resolution No. 2,723/00, in force until March 31, 2015, and other provisions of the Accounting Plan of Financial Institutions (“Cosif”), having as objective: (i) to demonstrate the basis of information used by the Management to evaluate the performance and make decisions regarding the allocation of resources for investments and other purposes, among the companies of the Organization, as well as (ii) to maintain consistency based on information that was required by the regulator and already disclosed in previous periods. Starting December 31, 2015, for the purposes of preparing the consolidated financial statements it was applied, in addition to the provisions of the Accounting Plan of Financial Institutions (“Cosif”), the concepts of control established by Technical Pronouncement CPC 36 (R3), described above, which has certain different criteria from the consolidation previously used, although resulting in the same values of net income and shareholders’ equity and without resulting in other relevant effects on the financial statements as a whole. For the purpose of comparability, the balances of 2014, previously presented in Note 5 according to the CPC 23, are presented in the column “Managerial Statement of Financial Position and Managerial Income Statement" column. Intercompany transactions, including investments, assets and liabilities, revenue, expenses and unrealized profit were eliminated and net income and shareholders’ equity attributable to the non-controlling interests were accounted for in a separate line. Goodwill on the acquisition of investments in subsidiary/associate companies or jointly controlled companies is presented in the investments and intangible assets lines (Note 15a). The foreign exchange variation from foreign branches and investments is presented in the income statement accounts used for changes in the value of the derivative financial instrument and borrowing and on-lending operations in order to offset these results with the hedges of these investments.

The financial statements include estimates and assumptions, such as: the calculation of estimated loan losses; fair value estimates of certain financial instruments; civil, tax and labor provisions; impairment losses of securities classified as available-for-sale and held-to-maturity securities and non-financial assets; the calculation of technical provisions for insurance, pension plans and capitalization bonds; and the determination of the useful life of specific assets. Actual results may differ from those based on estimates and assumptions.

Bradesco’s consolidated financial statements were approved by the Board of Directors on November 9, 2016.

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Notes to the Consolidated Financial Statements

Below are the significant directly and indirectly owned companies and investment funds included in the consolidated financial statements:

	On September 30
	Activity	Equity interest
		2016	2015
Financial Sector – Brazil
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Brokerage	100.00%	100.00%
Banco Alvorada S.A.	Banking	99.99%	99.99%
Banco Boavista Interatlântico S.A.	Banking	100.00%	100.00%
Banco Bradescard S.A.	Cards	100.00%	100.00%
Banco Bradesco BBI S.A. (1)	Investment Bank	99.81%	99.80%
Banco Bradesco BERJ S.A.	Banking	100.00%	100.00%
Banco Bradesco Cartões S.A.	Cards	100.00%	100.00%
Banco Bradesco Financiamentos S.A.	Banking	100.00%	100.00%
Banco Losango S.A. (5)	Banking	99.99%	-
Bradesco Administradora de Consórcios Ltda.	Consortium Management	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	Leasing	100.00%	100.00%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	Asset Management	100.00%	100.00%
Kirton Administradora de Consórcios Ltda. (5)	Consortium Management	100.00%	-
HSBC Bank Brasil S.A. (5)	Banking	100.00%	-
Kirton Corretora de Títulos e Valores Mobiliários S.A. (5)	Brokerage	99.97%	-
Tempo Serviços Ltda.	Services	100.00%	100.00%
Financial Sector – Overseas
Banco Bradesco Argentina S.A.	Banking	99.99%	99.99%
Banco Bradesco Europa S.A.	Banking	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (2)	Banking	100.00%	100.00%
Banco Bradesco S.A. New York Branch	Banking	100.00%	100.00%
Bradesco Securities, Inc.	Brokerage	100.00%	100.00%
Bradesco Securities, UK.	Brokerage	100.00%	100.00%
Kirton Bank S.A. Grand Cayman Branch (5)	Banking	100.00%	-
Insurance, Pension Plan and Capitalization Bond Sector
Atlântica Companhia de Seguros	Insurance	100.00%	100.00%
Bradesco Argentina de Seguros S.A.	Insurance	99.92%	99.92%
Bradesco Auto/RE Companhia de Seguros	Insurance	100.00%	100.00%
Bradesco Capitalização S.A.	Capitalization bonds	100.00%	100.00%
Bradesco Saúde S.A.	Insurance/Health	100.00%	100.00%
Bradesco Seguros S.A.	Insurance	100.00%	100.00%
Bradesco Vida e Previdência S.A.	Pension plan/Insurance	100.00%	100.00%
Kirton Capitalização S.A. (5)	Capitalization bonds	99.97%	-
Kirton Seguros S.A. (5)	Insurance	98.08%	-
Kirton Vida e Previdência S.A. (5)	Pension plan/Insurance	100.00%	-
Odontoprev S.A.	Dental Care	50.01%	50.01%
Other Activities
Andorra Holdings S.A.	Holding	100.00%	100.00%
Bradseg Participações S.A.	Holding	100.00%	100.00%
Bradescor Corretora de Seguros Ltda.	Insurance Brokerage	100.00%	100.00%
Bradesplan Participações Ltda.	Holding	100.00%	100.00%
BSP Empreendimentos Imobiliários S.A.	Real estate	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros Rubi	Credit Acquisition	100.00%	100.00%
Columbus Holdings S.A.	Holding	100.00%	100.00%
Kirton Participações e Investimentos Ltda. (5)	Holding	100.00%	-
Nova Paiol Participações Ltda.	Holding	100.00%	100.00%
União Participações Ltda.	Holding	100.00%	100.00%
Investment Funds (3)
Bradesco FI RF Master Previdência	Investment Fund	100.00%	100.00%
Bradesco FI RF Master II Previdência	Investment Fund	100.00%	100.00%

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Notes to the Consolidated Financial Statements

	On September 30
	Activity	Equity interest
		2016	2015
Bradesco FI RF Master IV Previdência (4)	Investment Fund	100.00%	-
Bradesco FI Referenciado DI União	Investment Fund	98.76%	99.76%
Bradesco FI Referenciado DI Performance	Investment Fund	100.00%	100.00%
Bradesco FI RF Crédito Privado Master	Investment Fund	100.00%	100.00%
Bradesco Private FIC FI RF PGBL/VGBL Ativo	Investment Fund	100.00%	100.00%
Bradesco F.I.C.F.I. R.F. VGBL F10	Investment Fund	100.00%	100.00%
Bradesco F.I.C.F.I. R.F. VGBL F15	Investment Fund	100.00%	100.00%
Bradesco F.I.C.F.I. R.F. VGBL Fix	Investment Fund	100.00%	100.00%

(1)      Increased participation through the subscription of shares in June 2016;

(2)      The special purpose entity International Diversified Payment Rights Company is being consolidated. The company is part of a structure set up for the securitization of the future flow of payment orders received overseas;

(3)      The investment funds in which Bradesco assumes or substantially retains the risks and benefits were consolidated;

(4)      Consolidation of the fund from April 2016; and

(5)      Companies originating from the acquisition, in July 2016, of HSBC Brasil (Note 35f).

3)     SIGNIFICANT ACCOUNTING PRACTICES

a)   Functional and presentation currencies

Consolidated financial statements are presented in Brazilian reais, which is also Bradesco’s functional currency. Foreign branches and subsidiaries are mainly a continuation of activities in Brazil, and, therefore, assets, liabilities and profit or loss are translated into Brazilian reais using the appropriate currency exchange rate, to comply with accounting practices adopted in Brazil. Foreign currency translation gains and losses arising are recognized in the period’s income statement in the lines “Derivative Financial Instruments” and “Borrowing and On-lending”.

b)   Income and expense recognition

Income and expenses are recognized on an accrual basis in order to determine the net income for the period to which they relate, regardless of when the funds are received or paid.

Fixed rate contracts are recorded at their redemption value with the income or expense relating to future periods being recorded as a deduction from the corresponding asset or liability. Finance income and costs are recognized daily on a pro-rata basis and calculated using the compounding method, except when they relate to discounted notes or to foreign transactions, which are calculated using the straight-line method.

Floating rate and foreign-currency-indexed contracts are adjusted for interest and foreign exchange rates applicable at the end of the reporting period.

Insurance and coinsurance premiums, net of premiums paid for coinsurance and related commissions, are recorded upon the issue of the related policies/certificates/endorsements and invoices, or upon the beginning of the exposure to risk in cases in which the risk begins before the issue, and recognized on a straight-line basis over the policies’ effective period through the upfront recognition and subsequent reversal through the income statement of the unearned premium reserve and the deferred acquisition costs. Revenues from premiums and the corresponding deferred acquisition costs, relating to existing risk for which no policy has been issued, are recorded in the income statement at the beginning of the risk exposure, based on estimated figures.

The health insurance premiums are recorded in the premiums (results) account or provision for unearned premiums/considerations (PPCNG), according to the period of coverage of contracts in force on the balance sheet date.

Income and expenses arising from Mandatory Insurance For Personal Injury Caused by Motor Vehicles (DPVAT) insurance operations are recorded based on information provided by Seguradora Líder dos Consórcios do Seguro DPVAT S.A. Accepted coinsurance and retrocession operations are recorded based on the information received from other insurers and IRB - Brasil Resseguros S.A. (IRB), respectively.

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Notes to the Consolidated Financial Statements

Reinsurance operations are recorded based on the premium and claims information provided, which is subject to the analysis of the re-insurers. The deductions of reinsurance premiums granted are consistent with the recognition of the corresponding insurance premium and/or terms of the reinsurance contract.

Contributions and agency fees are deferred and recognized in the income statement on a straight-line basis over a period of 24 months for health insurance operations, and 12 months for other operations.

Pension plan contributions and life insurance premiums with survival coverage are recognized in the income statement as they are received.

The revenue of the capitalization bonds are recognized in the month in which they are issued, according to the types of collection, which may be in monthly payments or in a single payment. Each security has a nominal value, which is restated monetarily by the Reference Rate (TR) + 0.5% interest per month. Technical provisions are recorded when the respective revenues are recognized.

The revenues arising from unclaimed and expired capitalization bonds (securities and non-redeemed draws) are recognized after the prescription period, that is, until November 2003, up to 20 years and five years after this date as established by law. The expenses with commercialization of capitalization bonds are classified as “Acquisition Costs” and are recognized in the income statement as incurred.

c)   Cash and cash equivalents

Cash and cash equivalents include: funds available in currency, investments in gold, securities sold under agreements to repurchase and interest-earning deposits in other banks, maturing in 90 days or less, from the time of the acquisition, which are exposed to insignificant risk of change in fair value. These funds are used by Bradesco to manage its short-term commitments.

Cash and cash equivalents detailed balances are presented in Note 6.

d)   Interbank investments

Unrestricted repurchase and reverse repurchase agreements are stated at their fair value. All other interbank investments are stated at cost, plus income earned up to the end of the reporting period, net of any devaluation allowance, if applicable.

The breakdown, terms and proceeds relating to interbank investments are presented in Note 7.

e)   Securities – Classification

•       Trading securities – securities acquired for the purpose of being actively and frequently traded. They are recorded at cost, plus income earned and adjusted to fair value with movements recognized in the Income Statement for the period;

•       Available-for-sale securities – securities that are not specifically intended for trading purposes or to be held to maturity. They are recorded at cost, plus income earned, which is recorded in profit or loss in the period and adjusted to fair value with movements recognized in shareholders’ equity, net of tax, which will be transferred to the Income Statement only when effectively realized; and

•       Held-to-maturity securities – securities for which there is positive intent and financial capacity to hold to maturity. They are recorded at cost, plus income earned recognized in the Income Statement for the period.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. If market prices are not available, fair values are based on traders’ quotations, pricing models, discounted cash flows or similar techniques to determine the fair value and may require judgment or significant estimates by Management.

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Notes to the Consolidated Financial Statements

Classification, breakdown and segmentation of securities are presented in Note 8 (a to c).

f)    Derivative financial instruments (assets and liabilities)

Derivative instruments are classified based on the objective for which the underlying instrument was acquired at the date of purchase, taking into consideration its use for possible hedging purposes.

Operations involving derivative financial instruments are designed to meet the Bank’s own needs in order to manage overall exposure, as well as to meet customer requests to manage their positions. The gains or losses are recorded in profit or loss or shareholders’ equity accounts.

Derivative financial instruments used to mitigate risk deriving from exposure to variations in the fair value of financial assets and liabilities are designated as hedges when they meet the criteria for hedge accounting and are classified according to their nature:

•       Market risk hedge: the gains and losses, realized or not, of the financial instruments classified in this category as well as the financial assets and liabilities, that are the object of the hedge, are recorded in the Income Statement; and

•       Cash flow hedge: the effective portion of valuation or devaluation of the financial instruments classified in this category is recorded, net of taxes, in a specific account in shareholders’ equity. The ineffective portion of the hedge is recognized directly in the Income Statement.

A breakdown of amounts included as derivative financial instruments, in the balance sheet and off-balance-sheet accounts, is disclosed in Note 8 (d to g).

g)   Loans and leasing, advances on foreign exchange contracts, other receivables with credit characteristics and allowance for loan losses

Loans and leasing, advances on foreign exchange contracts and other receivables with credit characteristics are classified by risk level, based on: (i) the parameters established by CMN Resolution No. 2,682/99, which requires risk ratings to have nine levels, from “AA” (minimum risk) to “H” (maximum risk); and (ii) Management’s assessment of the risk level. This assessment, which is carried out regularly, considers current economic conditions and past experience with loan losses, as well as specific and general risks relating to operations, debtors and guarantors. Moreover, the days-past-due is also considered in the rating of customer risk as per CMN Resolution No. 2,682/99, as follows:

Past-due period (1)	Customer rating
• from 15 to 30 days	B
• from 31 to 60 days	C
• from 61 to 90 days	D
• from 91 to 120 days	E
• from 121 to 150 days	F
• from 151 to 180 days	G
• more than 180 days	H

(1)  For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by CMN Resolution No. 2,682/99.

Interest and inflation adjustments on past-due transactions are only recognized in the Income Statement up to the 59th day that they are past due. As from the 60th day, they are recognized in off-balance sheet accounts and are only recognized in the Income Statement when received.

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Notes to the Consolidated Financial Statements

H-rated past-due transactions remain at this level for six months, after which they are written-off against the existing allowance and controlled in off-balance-sheet accounts for at least five years.

Renegotiated transactions are held at the same rating as on the date of the renegotiation or classified in a higher risk rating. Renegotiations already written-off against the allowance and that were recorded in off-balance-sheet accounts, are rated as level “H” and any possible gains derived from their renegotiation are recognized only when they are effectively received. When there is a significant repayment on the operation or when new material facts justify a change in the level of risk, the operation may be reclassified to a lower risk category.

The estimated allowance for loan losses is calculated to sufficiently cover probable losses, considering CMN and Bacen standards and instructions, together with Management’s assessment of the credit risk.

Type, values, terms, levels of risk, concentration, economic sector of client’s activity, renegotiation and income from loans, as well as the breakdown of expenses and statement of financial position accounts for the allowance for loan losses are presented in Note 10.

h)   Income tax and social contribution (assets and liabilities)

Deferred tax assets, calculated on income tax losses, social contribution losses and temporary differences, are recorded in “Other Receivables - Sundry” and the deferred tax liabilities on tax differences in leasing depreciation (applicable only for income tax), fair value adjustments on securities, restatement of judicial deposits, among others, are recorded in “Other Liabilities - Tax and Social Security”, in which for the additional depreciation only the income tax rate is applied.

Deferred tax assets on temporary differences are realized when the difference between the accounting treatment and the income tax treatment reverses. Deferred tax assets on income tax and social contribution losses are realizable when taxable income is generated, up to the 30% limit of the taxable profit for the period. Deferred tax assets are recorded based on current expectations of realization considering technical studies and analyses carried out by Management.

The provision for income tax is calculated at 15% of taxable income plus a 10% surcharge. For financial companies, for companies considered as such and for the insurance industry, the social contribution on the profit was calculated until August 2015, considering the rate of 15%. For the period between September 2015 and December 2018, the rate was changed to 20%, according to Law No. 13,169/15. The rate will revert to 15% from January 2019. For the other companies, the social contribution is calculated considering the rate of 9%.

Due to the amendment of the rate, Bradesco recognized, in September 2015, an incremental amount to the deferred tax of social contribution, considering the annual expectations of realization and their respective rates in force in each period, according to the technical study produced.

Provisions were recorded for other income tax and social contribution in accordance with specific applicable legislation.

The breakdown of income tax and social contribution, showing the calculations, the origin and expected use of deferred tax assets, as well as unrecorded deferred tax assets, is presented in Note 34.

i)    Prepaid expenses

Prepaid expenses consist of funds already disbursed for future benefits or services, which are recognized in the profit or loss on an accrual basis.

Incurred costs relating to assets that will generate revenue in subsequent periods are recorded in the Income Statement according to the terms and the amount of expected benefits and directly written-off in the Income Statement when the corresponding assets or rights are no longer part of the institution’s assets or when future benefits are no longer expected.

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Notes to the Consolidated Financial Statements

In the case of the remuneration paid for the origination of credit operations or leasing to the banking correspondents related to credit operations originated during 2015 and 2016, Bradesco opted to recognize part of the total value of compensation, pursuant to the provisions of Bacen Circular No. 3,738/14.

Prepaid expenses are shown in detail in Note 12b.

j)    Investments

Investments in unconsolidated and jointly controlled companies, where Bradesco has significant influence over the investee or holds at least 20% of the voting rights, are accounted for using the equity method.

Tax incentives and other investments are stated at cost, less allowance for losses/impairment, where applicable.

Subsidiaries are consolidated – the composition of the main companies can be found in Note 2. The composition of unconsolidated and jointly controlled companies, as well as other investments, can be found in Note 13.

k)   Premises and equipment

Relates to the tangible assets used by the Bank in its activities, including those resulting from transactions that transfer risks, benefits and control of the assets to the Bank.

Premises and equipment are stated at acquisition cost, net of accumulated depreciation, calculated by the straight-line method based on the assets’ estimated economic useful life, using the following rates: real estate – 4% per annum; installations, furniture, equipment for use, security systems and communications – 10% per annum; transport systems – 20% per annum; and data-processing systems – 20% to 40% per annum, and adjusted for impairment, when applicable.

The breakdown of asset costs and their corresponding depreciation, as well as the unrecorded surplus value for real estate and the fixed asset ratios, are presented in Note 14.

l)    Intangible assets

Relates to the right over intangible assets used by the Bank in its activities.

Intangible assets comprise:

•       Future profitability/acquired client portfolio and acquisition of right to provide banking services: they are recorded and amortized over the period in which the asset will directly and indirectly contribute to future cash flows and adjusted for impairment, where applicable; and

•       Software: stated at cost less amortization calculated on a straight-line basis over the estimated useful life (20% p.a.), from the date it is available for use and adjusted for impairment, where applicable. Internal software development costs are recognized as an intangible asset when it is possible to show the intent and ability to complete and use the software, as well as to reliably measure costs directly attributable to the intangible asset. These costs are amortized during the software’s estimated useful life, considering the expected future economic benefits.

Intangible assets and the movement in these balances by class, are presented in Note 15.

m)  Impairment

Financial and non-financial assets are tested for impairment.

Impairment evidence may comprise the non-payment or payment delay by the debtor, possible bankruptcy process or the significant or extended decline in an asset value.

Bradesco     105

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Notes to the Consolidated Financial Statements

An impairment loss of a financial or non-financial asset is recognized in the profit or loss for the period if the book value of an asset or cash-generating unit exceeds its recoverable value. Impairment losses are presented in Note 8c(6) and 8h(1).

n)   Securities sold under agreements to repurchase

These are recognized at the value of the liabilities and include, when applicable, related charges up to the end of the reporting period, calculated on a daily pro-rata basis.

A breakdown of the contracts recorded in deposits and securities sold under agreements to repurchase, as well as terms and amounts recognized in the statement of financial position and income statement, is presented in Note 16.

o)   Technical provisions relating to insurance, pension plans and capitalization bonds

•       Damage, health and group insurance lines, except life insurance with survival coverage:

-        The unearned premium reserve (PPNG) is calculated on a daily pro-rata basis, using premiums net of coinsurance, including amounts ceded through reinsurance, and is comprised of the portion corresponding to the remaining period of coverage less initial contracting costs, except for health and personal insurance. The portion of these reserves corresponding to the estimate for risks in effect but not yet contracted is designated ‘PPNG-RVNE’;

-        The unearned premium or contribution reserve (PPCNG) is calculated on a daily pro-rata basis based on the portion of health insurance premiums corresponding to the remaining period of coverage, of the currently effective contracts;

-        The mathematical reserve for unvested benefits (PMBaC) is calculated as the difference between the current value of future benefits and the current value of future contributions, on obligations already assumed by Bradesco;

-        The mathematical reserve for unvested benefits (PMBaC) relates to the individual health care plan portfolio and covers the risk related to the cover for the holder’s dependents for five years following the death of the holder. It is calculated using a 5.1% annual discount rate, the time holders are expected to remain in the plan up to their death, and the projected costs of the five-year-period cover, excluding payment of premiums;

-        For health insurance, the mathematical reserve of benefits granted (PMBC) is constituted by the obligations arising from the contractual clauses of remittance of installments, regarding the coverage of health assistance and by the premiums paid by insured participating in the Bradesco Saúde Insurance Plan - "GBS Plan" considering a discount rate of 5.1% per annum;

-    For health insurance, the reserve for claims incurred but not reported (IBNR) is calculated from the final estimate of claims already incurred and still not reported, based on the run-off triangles, monthly that consider the historical development of claims advised in the last 12 months to establish a future projection per period of occurrence;

-        For non-life insurance, the reserve for ‘incurred but not reported’ (IBNR) claims is calculated based on incurred but not paid’ (IBNP) claims less the balance of the reserve for ‘unsettled’ claims (PSL) on the calculation date. A final estimate of IBNP is calculated using semi-annual run-off triangles. The run-off triangles consider the historical development of claims paid in the previous 10 semesters to determine a future projection per occurrence period, and considers the estimated claims ‘incurred but not sufficient’ reported (IBNER), reflecting the changing expectation of the amount provisioned along the regulatory process;

-        For other life insurance, the reserve for ‘incurred but not reported’ (IBNR) claims is calculated based on incurred but not paid (IBNP) claims less the reserve for unsettled claims (PSL) on the calculation date. A final estimate of IBNP claims is calculated using semi-annual run-off triangles. The run-off triangles consider the historical development of claims paid in the previous 16 semesters to determine a future projection per occurrence period;

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Notes to the Consolidated Financial Statements

-        For the acquired insurance of persons portfolio, the reserve for ‘incurred but not reported’ (IBNR) claims is constituted to cover the expected values to be settled based on incurred but not reported claims until the base date of calculation. It is calculated by the Bornhuetter-Ferguson method, using as a mathematical model run-off triangles of claims incurred from 2001;

-    The reserve for unsettled claims (PSL), for life and health insurance, considers all claim notifications received up to the end of the reporting period, including the legal claims and monetarily restated related costs;

-        With respect to the insurance portfolios acquired, the reserve for unsettled claims (PSL) is made based on estimates of indemnities, for events incurred and appropriately reported by the insured and/or beneficiaries until the balance sheet date. It includes lawsuits related to claims, which are constituted based on the analysis of legal advisers for the assessment of risks related to the sum insured. It also includes an estimate of adjustments of incurred but not sufficiently reported (IBNER) for the aggregate development of claims reported but not yet paid, whose values may be changed throughout the process until their final settlement;

-        For non-life insurance, the reserve for unsettled claims (PSL) is determined based on the indemnity payment estimates, considering all administrative and judicial claims existing at the reporting date, restated monetarily, net of the expected payments to be received;

-        The reserve for related expenses (PDR) for insurance of persons is recorded to cover expenses related to estimated claims and benefits. For products structured in self-funding and partial regimes, the reserve covers claims incurred. For plans structured under a capitalization regime, the reserve is made to cover the expected expenses related to incurred claims and also claims expected to be incurred in the future;

-        For damage insurance, the reserve for related expenses is calculated on a monthly basis to cover the expenses related to indemnity payment, and it covers the expenses allocated individually to each claim, as well as expenses related to claims that have not been itemized, that is, those at the level of the portfolio;

-        The reserve for redemptions and other amounts to be settled (PVR) comprises figures related to redemptions to settle, premium refunds owed and portability (transfer-outs) requested but not yet transferred to the recipient insurer;

-        The complementary reserve for coverage (PCC) refers to the amount necessary to complement technical provisions, as calculated in the Liability Adequacy Test (LAT), which is prepared using statistical and actuarial methods based on realistic assumptions, taking into account the biometric table BR-EMS of both genders, improvement of G Scale and forward interest rate curves (ETTJ) free from risk as authorized by SUSEP. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy; and

-        Other reserves are recorded for the individual health portfolio to address the differences between the expected present value of future premiums and the expected present value of indemnities and related expenses, using an annual discount rate of 5.2%.

•       Pension plans and life insurance with survival coverage:

-        The unearned premium reserve (PPNG) is calculated on a daily prorated basis using  net contributions, and is comprised of the portion corresponding to the remaining period of coverage and includes an estimate for risks covered but not yet issued (RVNE);

-        The mathematical reserve for unvested benefits (PMBaC) is recorded for participants who have not yet received any benefit. In defined benefit pension plans, the reserve represents the difference between the present value of future benefits and the present value of future contributions, corresponding to obligations in the form of retirement, disability, pension and annuity plans. The reserve is calculated using methodologies and assumptions set forth in the actuarial technical notes;

Bradesco     107

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

-        The mathematical reserve for unvested benefits (PMBaC) related to life insurance and unrestricted benefit pension plans (VGBL and PGBL), as well as the defined contribution plans, shows the value of participant contributions, net of costs and other contractual charges, plus income from investment in specially constituted investment funds (FIEs);

-        The reserve for redemptions and other amounts to be settled (PVR) comprises figures related to redemptions to settle, premium refunds owed and portability requested but not yet transferred to the recipient insurer;

-        The mathematical reserve for vested benefits (PMBC) is recognized for participants already receiving benefits and corresponds to the present value of future obligations related to the payment of those on-going benefits;

-        The complementary reserve for coverage (PCC) refers to the amount necessary to complement technical provisions, as calculated in the Liability Adequacy Test (LAT), which is prepared semi-annually using statistical and actuarial methods based on realistic assumptions, taking into account the biometric table BR-EMS of both genders, improvement of G Scale and forward interest rate curves (ETTJ) free from risk as authorized by SUSEP. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy;

-        The reserve for related expenses (PDR) is recorded to cover expenses related to estimated claims and benefits. For products structured in self-funding and partially regimes, the reserve covers claims incurred. For plans structured under a capitalization regime, the reserve is made to cover the expected expenses related to incurred claims and also claims expected to be incurred in the future;

-        The reserve for financial surplus (PEF) corresponds to the portion of income from investment of reserves that exceeds the minimum returns due to policyholders of pension plans that have a profit share clause;

-        The reserve for incurred and not reported (IBNR) events is constituted for claims incurred but not reported and is based on run-off triangles, which consider the loss development of claims in the previous 96 months to set forth a future projection by occurrence period; and

-        With respect to the insurance portfolios acquired, the provision of incurred but not reported claims (IBNR) is made to cover the expected values to settle for incurred but not reported claims until the base date of calculation. It is calculated in accordance with the criteria defined in SUSEP Circular No. 517/15 (amended by SUSEP Circular No. 521/15);

-        The reserve for unsettled claims (PSL) considers all loss notices received up to the end of the reporting period. The provision is updated for inflation and includes all claims in litigation; and

-   With respect to the insurance portfolios acquired, the reserve for unsettled claims (PSL) is made based on estimates of indemnities, for the events incurred and appropriately reported by the insured and/or beneficiaries until the balance sheet date. It includes lawsuits related to claims, which are constituted based on the analysis of legal advisers for the assessment of risks related to the sum insured. It also comprises values relating to accrued unpaid rent contained in the PMBC, which are written off and included in the PSL.

•       Capitalization bonds:

-        The mathematical reserve for capitalization bond (PMC) is recorded for each active or suspended capitalization bond over the term set forth in the general conditions of the plan, and is calculated using the capitalization percentage, applicable to each payments made, plus the monthly accrual calculated using the inflation index and the interest rate established in the plan until the bond is redeemed or canceled;

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Notes to the Consolidated Financial Statements

-        The reserve for redemption (PR) comprises the values of matured and early-terminated capitalization bonds and is calculated by updating the balance of bonds whose terms have expired or canceled using the inflation index until the holder receives the redemption payment;

-        Reserve for ‘draws to be held’ (PSR) is recorded to cover premiums for future prize draws, and the balance represents the present value of the draws that have already been funded but have not yet been held. The calculation methodology consists of the accumulation of the prize draw percentage applicable to each payment, as established in the plan, less the amounts related to prize draws that have already occurred. The percentages of payments designated for the prize draws is defined in advance in the actuarial technical note, and is not modified during the term of the bond;

-        Reserve for draws payable (PSP) consists of the value of unpaid prize draw amounts, adjusted for inflation for the period between the date of the drawing and its effective settlement; and

-        Reserve for administrative expense (PDA) is recorded to cover the cost of maintaining the single payment (PU) capitalization bonds.

Technical provisions shown by account, product and segment, as well as amounts and details of plan assets covering these technical provisions, are shown in Note 21.

p)   Provisions, contingent assets and liabilities and legal obligations – tax and social security

Provisions, contingent assets and liabilities, and legal obligations, as defined below, are recognized, measured and disclosed in accordance with the criteria set out in CPC 25, approved by
CMN Resolution No. 3,823/09 and CVM Resolution No. 594/09:

•       Contingent Assets: these are not recognized in the financial statements, except to the extent that there are real guarantees or favorable judicial decisions, to which no further appeals are applicable, and confirmation of the capacity of the counterparty to pay or the ability of Bradesco to realize the asset via compensation against another liability upon which the gain is considered practically certain. Contingent assets with a chance of probable success are disclosed in the notes to the financial statements;

•       Provisions: these are recorded taking into consideration the opinion of legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts, whenever the loss is deemed probable, it requires a probable outflow of funds to settle the obligation and when the amount can be reliably measured;

•       Contingent Liabilities: according to CPC 25, the term “contingent” is used for liabilities that are not recognized because their existence will only be confirmed by the occurrence of one or more uncertain future events beyond Management’s control. Contingent liabilities do not meet the criteria for recognition because they are considered as possible losses should only be disclosed in the notes when relevant. Obligations deemed remote are not recorded as a provision nor disclosed; and

•       Legal Obligations – Provision for Tax Risks: results from judicial proceedings, which contest the applicability of tax laws on the grounds of legality or constitutionality, which, regardless of the assessment of the probability of success, are fully provided for in the financial statements.

Details on lawsuits, as well as segregation and changes in amounts recorded, by type, are presented in Note 18.

q)   Funding expenses

Expenses related to funding transactions involving the issuance of securities reduce the corresponding liability and are recognized in the profit or loss over the term of the transaction. They are presented in Notes 16c and 19.

r)    Other assets and liabilities

Bradesco     109

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Notes to the Consolidated Financial Statements

Assets are stated at their realizable amounts, including, when applicable, related income and inflation and exchange variations (on a daily prorated basis), less provision for losses, when deemed appropriate. Liabilities include known or measurable amounts, including related charges and inflation and exchange variations (on a daily prorated basis).

s)   Subsequent events

These refer to events occurring between the reporting date and the date the financial statements are authorized to be issued.

They comprise the following:

•       Events resulting in adjustments: events relating to conditions already existing at the end of the reporting period; and

•       Events not resulting in adjustments: events relating to conditions not existing at the end of the reporting period.

Subsequent events, if any, are described in Note 35.

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Notes to the Consolidated Financial Statements

4)     INFORMATION FOR THE PURPOSE OF COMPARABILITY

From July 2016, Bradesco began consolidating the consolidated financial statements of HSBC Bank Brasil S.A. and its subsidiaries (Note 35f). We presented the main balances of the balance sheet on September 30, 2016 and income statements for the period from July 1, 2016 to September 30, 2016:

R$ thousand
HSBC Brasil
Assets
Current and long-term assets	159,557,794
Funds available	1,773,609
Interbank investments	17,455,233
Securities and derivative financial instruments	46,082,476
Interbank and interdepartmental accounts	17,041,653
Loan and leasing	45,196,643
Other receivables	31,687,126
Other assets	321,054
Permanent	1,718,679
- Investments	44,244
- Premises and equipment	1,208,058
- Intangible assets	466,377
Total	161,276,473
Liabilities
Current and long-term liabilities	153,474,429
Demand, term and other deposits	64,876,504
Securities sold under agreements to repurchase	5,008,704
Funds from Acceptances and Issue of Securities	37,570,595
Interbank and interdepartmental accounts	1,261,678
Borrowing and on-lending	5,701,777
Derivative financial instruments	2,246,825
Provisions for insurance, pension plans and capitalization bonds	15,296,887
Other liabilities	21,511,459
Deferred income	6,010
Shareholdings in associated and controlled companies	19,633
Shareholders’ equity	7,776,401
Total	161,276,473

R$ thousand
HSBC Brasil
Income from financial intermediation	6,026,518
Expenses from financial intermediation	(3,819,971)
Net interest income	2,206,547
Allowance for Loan Losses (ALL)	(1,187,495)
Gross Income from financial intermediation	1,019,052
Income from insurance, pension plans and capitalization bonds	96,930
Fee and commission income	702,731
Personnel expenses	(1,136,594)
Other administrative expenses	(767,014)
Tax expenses	(242,233)
Equity in associated and jointly controlled companies	30,215
Other operating income / expenses	393,999
Operating income	97,086
Non-operating income	(67,388)
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	60,124
Net income	89,822

Bradesco     111

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Notes to the Consolidated Financial Statements

5)     MANAGERIAL STATEMENT OF FINANCIAL POSITION AND INCOME STATEMENT BY OPERATING SEGMENT

a)        Reconciliation of the Statement of Financial Position and Statement of Income – Accounting vs. Managerial (1)

Management uses a variety of information, including those from financial statements, prepared in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank, prepared by consolidation criteria that differ in part from the criteria of CPC 36, as described in Note 2.

The main differences of consolidation criteria are shown below, through the Reconciliation of the Balance Sheet and the Statement of Income – Accounting vs. Managerial:

	R$ thousand
	On September 30, 2016				On September 30, 2015
	Accounting Statement of Financial Position	Proportional Companies (2)	Adjustments of Consolidation (3)	Managerial Statement of Financial Position	Accounting Statement of Financial Position	Proportional Companies (2)	Adjustments of Consolidation (3)	Managerial Statement of Financial Position (4)
Assets
Current and long-term assets	1,155,533,577	7,587,169	76,358,120	1,239,478,866	981,017,860	7,164,222	43,705,997	1,031,888,079
Funds available	13,307,857	182,017	(476,886)	13,012,988	12,769,301	148,054	-	12,917,355
Interbank investments	177,124,587	540,571	(496,817)	177,168,341	153,234,185	238,452	(102,559)	153,370,078
Securities and derivative financial instruments	430,268,371	1,674,595	77,241,215	509,184,181	319,604,900	1,124,455	43,742,087	364,471,442
Interbank and interdepartmental accounts	64,721,488	-	-	64,721,488	54,178,744	-	-	54,178,744
Loan and leasing	355,972,464	446,375	-	356,418,839	336,277,640	350,188	-	336,627,828
Allowance for Loan Losses (ALL)	(38,057,359)	(90,442)	-	(38,147,801)	(27,872,786)	(79,511)	-	(27,952,297)
Other receivables and assets	152,196,169	4,834,053	90,608	157,120,830	132,825,876	5,382,584	66,469	138,274,929
Fixed Assets	30,321,105	338,993	-	30,660,098	17,437,380	1,657,617	-	19,094,997
Investments	6,817,532	(5,179,256)	-	1,638,276	5,963,648	(4,253,685)	-	1,709,963
Premises and equipment	6,696,058	235,291	-	6,931,349	4,719,859	280,343	-	5,000,202
Intangible assets	16,807,515	5,282,958	-	22,090,473	6,753,873	5,630,959	-	12,384,832
Total	1,185,854,682	7,926,162	76,358,120	1,270,138,964	998,455,240	8,821,839	43,705,997	1,050,983,076

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Notes to the Consolidated Financial Statements

	R$ thousand
	On September 30, 2016				On September 30, 2015
	Accounting Statement of Financial Position	Proportional Companies (2)	Adjustments of Consolidation (3)	Managerial Statement of Financial Position	Accounting Statement of Financial Position	Proportional Companies (2)	Adjustments of Consolidation (3)	Managerial Statement of Financial Position (4)
Liabilities
Current and long-term liabilities	1,086,395,412	6,835,416	76,358,120	1,169,588,948	911,380,431	7,724,439	43,705,997	962,810,867
Deposits	239,954,940	(17,657)	-	239,937,283	203,707,830	(71,235)	-	203,636,595
Securities sold under agreements to repurchase	241,665,043	-	78,890,975	320,556,018	210,170,647	-	47,676,250	257,846,897
Funds from Issuance of Securities	153,975,920	-	-	153,975,920	110,986,290	-	-	110,986,290
Interbank and interdepartmental accounts	5,621,407	-	-	5,621,407	5,463,347	-	-	5,463,347
Borrowing and on-lending	62,804,840	-	-	62,804,840	69,653,606	-	-	69,653,606
Derivative financial instruments	13,145,090	-	(1,956,163)	11,188,927	18,496,688	-	(3,636,339)	14,860,349
Provisions for insurance, pension plans and capitalization bonds	213,607,805	-	-	213,607,805	168,629,305	-	-	168,629,305
Other liabilities	155,620,367	6,853,073	(576,692)	161,896,748	124,272,718	7,795,674	(333,914)	131,734,478
Deferred income	473,322	-	-	473,322	454,448	4,720	-	459,168
Non-controlling interests in subsidiaries	436,061	1,090,746	-	1,526,807	387,622	1,092,680	-	1,480,302
Shareholders’ equity	98,549,887	-	-	98,549,887	86,232,739	-	-	86,232,739
Total	1,185,854,682	7,926,162	76,358,120	1,270,138,964	998,455,240	8,821,839	43,705,997	1,050,983,076

	R$ thousand
	Accrued on September 30, 2016				Accrued on September 30, 2015
	Accounting Statement of Income	Proportional Companies (2)	Adjustments of Consolidation (3)	Managerial Statement of Income	Accounting Statement of Income	Proportional Companies (2)	Adjustments of Consolidation (3)	Managerial Statement of Income (4)
Revenue from financial intermediation	120,706,674	277,885	3,230,988	124,215,547	98,330,941	521,939	4,209,004	103,061,884
Financial intermediation expenses	(60,383,367)	-	(5,266,998)	(65,650,365)	(66,607,306)	-	(5,589,549)	(72,196,855)
Net Interest Income	60,323,307	277,885	(2,036,010)	58,565,182	31,723,635	521,939	(1,380,545)	30,865,029
Allowance for loan losses	(17,967,705)	(172,220)	-	(18,139,925)	(15,840,399)	(82,901)	-	(15,923,300)
Gross Income from financial intermediation	42,355,602	105,665	(2,036,010)	40,425,257	15,883,236	439,038	(1,380,545)	14,941,729
Income from Insurance, Pension Plans and Capitalization Bonds	2,913,752	-	-	2,913,752	3,931,944	-	-	3,931,944
Fee and Commission Income	15,728,685	3,301,280	1,464,693	20,494,658	14,245,725	2,953,221	970,992	18,169,938
Personnel Expenses	(12,388,254)	(520,041)	-	(12,908,295)	(10,661,705)	(465,951)	-	(11,127,656)
Other administrative expenses	(13,170,330)	(1,046,155)	350,042	(13,866,443)	(11,295,388)	(941,690)	347,390	(11,889,688)
Tax expenses	(4,776,593)	(364,105)	-	(5,140,698)	(3,162,304)	(316,091)	-	(3,478,395)
Equity in the Earnings (Losses) of Affiliates and jointly controlled companies	1,262,054	(1,092,672)	-	169,382	1,005,783	(955,923)	-	49,860
Other Operating Income / Expenses	(8,175,933)	58,113	221,275	(7,896,545)	(7,873,531)	(240,898)	62,163	(8,052,266)
Operating Income	23,748,983	442,085	-	24,191,068	2,073,760	471,706	-	2,545,466
Non-Operating Income	(387,745)	(9,376)	-	(397,121)	(255,325)	(950)	-	(256,275)
IT/SC (Income Tax/Soc. Contrib.) and Non-controlling interests	(11,869,406)	(432,709)	-	(12,302,115)	11,018,541	(470,756)	-	10,547,785
Net Income	11,491,832	-	-	11,491,832	12,836,976	-	-	12,836,976

(1)    With respect to the Cash-flow Statement, the figures related to the accrued on September 30, 2015 do not differ from those previously submitted;

(2)    Refers to the effects of the consolidation adjustments arising from the undertakings consolidated proportionally (Grupo Cielo, Grupo Alelo, Crediare, etc.);

(3)    Refers basically to the effects of the consolidation adjustments arising from the "non-consolidation" of the exclusive funds; and

(4)    For the purpose of comparability, the balances concerning the period of September 30, 2015 are being presented again in the column "Management Balance Sheet" and also the balances related to the accrued on September 30, 2015, as required by CPC 23.

Bradesco     113

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Notes to the Consolidated Financial Statements

b)      Statement of Financial Position and statement of income by segment – Managerial

In line with CPC 22, the managerial information, hereinafter, was prepared based on reports available to the Management to evaluate the performance and make decisions regarding the allocation of resources for investments and other purposes.

	On September 30 - R$ thousand
	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Managerial Accounting Statement of Financial Position
	Brazil	Overseas	Brazil	Overseas
Assets
Current and long-term assets	939,213,238	125,923,439	244,073,411	8,356	2,682,037	(72,421,615)	1,239,478,866
Funds available	20,616,123	1,603,267	244,069	7,332	156,563	(9,614,366)	13,012,988
Interbank investments	168,392,715	8,775,626	-	-	-	-	177,168,341
Securities and derivative financial instruments	263,348,691	16,320,487	230,451,504	851	1,257,746	(2,195,098)	509,184,181
Interbank and interdepartmental accounts	64,721,488	-	-	-	-	-	64,721,488
Loan and leasing	316,509,631	99,224,074	-	-	-	(59,314,866)	356,418,839
Allowance for Loan Losses (ALL)	(35,913,981)	(2,233,820)					(38,147,801)
Other receivables and assets	141,538,571	2,233,805	13,377,838	173	1,267,728	(1,297,285)	157,120,830
Permanent assets	103,925,860	36,240	10,493,170	3	952,021	(84,747,196)	30,660,098
Investments	78,986,808	-	7,198,235	-	200,429	(84,747,196)	1,638,276
Premises and equipment	5,373,246	19,402	1,512,781	3	25,917	-	6,931,349
Intangible assets	19,565,806	16,838	1,782,154	-	725,675	-	22,090,473
Total in 2016	1,043,139,098	125,959,679	254,566,581	8,359	3,634,058	(157,168,811)	1,270,138,964
Total in 2015	866,211,103	162,987,265	199,889,481	4,473	3,513,263	(181,622,509)	1,050,983,076

Liabilities
Current and long-term liabilities	939,927,620	79,312,850	221,601,705	1,077	1,128,107	(72,382,411)	1,169,588,948
Deposits	216,165,514	33,507,764	-	-	-	(9,735,995)	239,937,283
Securities sold under agreements to repurchase	312,537,313	8,570,092	-	-	-	(551,387)	320,556,018
Funds from issuance of securities	149,920,148	6,311,685	-	-	-	(2,255,913)	153,975,920
Interbank and interdepartmental accounts	5,621,407	-	-	-	-	-	5,621,407
Borrowing and on-lending	102,615,274	18,283,479	-	-	-	(58,093,913)	62,804,840
Derivative financial instruments	10,813,054	375,873	-	-	-	-	11,188,927
Technical provisions from insurance, pension plans and capitalization bonds	-	-	213,607,081	724	-	-	213,607,805
Other liabilities	142,254,910	12,263,957	7,994,624	353	1,128,107	(1,745,203)	161,896,748
Deferred income	484,370	-	22,146	-	6,010	(39,204)	473,322
Non-controlling interests in subsidiaries	4,177,221	46,646,829	32,942,730	7,282	2,499,941	(84,747,196)	1,526,807
Shareholders’ equity	98,549,887	-	-	-	-	-	98,549,887
Total in 2016	1,043,139,098	125,959,679	254,566,581	8,359	3,634,058	(157,168,811)	1,270,138,964
Total in 2015	866,211,103	162,987,265	199,889,481	4,473	3,513,263	(181,622,509)	1,050,983,076

114             Economic and Financial Analysis Report – September 2016

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Notes to the Consolidated Financial Statements

	Accrued on September 30, 2016 - R$ thousand
	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Managerial DRE
	Brazil	Overseas	Brazil	Overseas
Revenue from financial intermediation	101,629,501	3,034,450	20,917,109	-	164,410	(1,529,923)	124,215,547
Financial intermediation expenses	(49,748,129)	(1,193,778)	(16,242,904)	-	-	1,534,446	(65,650,365)
Net Interest Income	51,881,372	1,840,672	4,674,205	-	164,410	4,523	58,565,182
Allowance for loan losses	(16,527,536)	(1,584,068)	-	-	-	(28,321)	(18,139,925)
Gross Income from financial intermediation	35,353,836	256,604	4,674,205	-	164,410	(23,798)	40,425,257
Income from Insurance, Pension Plans and Capitalization Bonds	-	-	2,926,723	(67)	-	(12,904)	2,913,752
Fee and Commission Income	19,023,580	201,075	1,303,876	-	264,147	(298,020)	20,494,658
Personnel Expenses	(11,624,193)	(110,913)	(977,911)	(348)	(194,930)	-	(12,908,295)
Other administrative expenses	(12,912,388)	(261,791)	(1,147,511)	(208)	(149,162)	604,617	(13,866,443)
Tax expenses	(4,384,254)	(14,163)	(682,529)	(153)	(59,599)	-	(5,140,698)
Equity in the Earnings (Losses) of Affiliates and jointly controlled companies	75,692	-	40,428	-	53,262	-	169,382
Other Operating Income / Expenses	(8,456,302)	(85,987)	788,997	373	138,249	(281,875)	(7,896,545)
Operating Income	17,075,971	(15,175)	6,926,278	(403)	216,377	(11,980)	24,191,068
Non-Operating Income	(430,215)	10,742	22,405	-	104	(157)	(397,121)
IT/SC (Income Tax/Soc. Contrib.) and Non-controlling interests	(9,237,409)	(133,823)	(2,902,206)	(22)	(40,792)	12,137	(12,302,115)
Net Income in 2016	7,408,347	(138,256)	4,046,477	(425)	175,689	-	11,491,832
Net Income in 2015	9,315,923	(480,492)	3,883,564	(613)	118,594	-	12,836,976

(1)    The financial segment is comprised of financial institutions, holding companies which are mainly responsible for managing financial resources, and credit card, consortium and asset management companies;

(2)    The asset, liability, income and expense balances among companies from the same segment are eliminated;

(3)    The Insurance Group segment comprises insurance, pension plan and capitalization bond companies; and

(4)    Refers to amounts eliminated among companies from different segments, as well as among operations carried out in Brazil and overseas.

6)     CASH AND CASH EQUIVALENTS

	On September 30 - R$ thousand
	2016	2015
Cash and due from banks in domestic currency	10,374,257	7,395,466
Cash and due from banks in foreign currency	2,933,401	5,373,687
Investments in gold	199	148
Total cash and due from banks	13,307,857	12,769,301
Interbank investments (1)	172,679,360	142,382,564
Total cash and cash equivalents	185,987,217	155,151,865

(1)    Refers to operations that mature in 90 days or less from the date they were effectively invested and with insignificant risk of change in fair value.

Bradesco     115

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Notes to the Consolidated Financial Statements

7)     INTERBANK INVESTMENTS

a)    Breakdown and maturity

	On September 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2016	2015
Securities purchased under agreements to resell:
Own portfolio position	44,747,205	51,206	-	-	44,798,411	29,399,413
● National treasury notes	41,427,159	-	-	-	41,427,159	17,924,891
● National treasury bills	3,052,748	51,206	-	-	3,103,954	5,981,864
● Debentures	262,121	-	-	-	262,121	478
● Financial treasury bills	-	-	-	-	-	5,468,910
● Other	5,177	-	-	-	5,177	23,270
Funded position	117,731,601	338,882	-	-	118,070,483	112,495,156
● National treasury notes	91,825,435	338,882	-	-	92,164,317	95,195,933
● National treasury bills	25,750,083	-	-	-	25,750,083	9,872,129
● Financial treasury bills	156,083	-	-	-	156,083	7,427,094
Short position	788,124	116,254	-	-	904,378	528,139
● National treasury bills	788,124	116,254	-	-	904,378	528,139
Subtotal	163,266,930	506,342	-	-	163,773,272	142,422,708
Interest-earning deposits in other banks:
● Interest-earning deposits in other banks:	4,649,190	6,271,697	1,588,487	855,584	13,364,958	10,855,747
● Provision for losses	-	(241)	(13,402)	-	(13,643)	(44,270)
Subtotal	4,649,190	6,271,456	1,575,085	855,584	13,351,315	10,811,477
Total in 2016	167,916,120	6,777,798	1,575,085	855,584	177,124,587
%	94.8	3.8	0.9	0.5	100.0
Total in 2015	145,026,525	6,367,247	1,290,026	550,387		153,234,185
%	94.6	4.2	0.8	0.4		100.0

b)   Income from interbank investments

Classified in the income statement as income from operations with securities.

	Accrued on September 30 - R$ thousand
	2016	2015
Income from investments in purchase and sale commitments:
• Own portfolio position	654,048	203,743
• Funded position	14,926,138	15,606,259
• Short position	194,382	329,904
Subtotal	15,774,568	16,139,906
Income from interest-earning deposits in other banks	603,195	357,644
Total (Note 8h)	16,377,763	16,497,550

116             Economic and Financial Analysis Report – September 2016

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Notes to the Consolidated Financial Statements

8)     SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS

Information on securities and derivative financial instruments is as follows:

a)    Summary of the consolidated classification of securities by operating segment and issuer

	On September 30 - R$ thousand
	Financial	Insurance and Capitalization bonds	Pension plans	Other Activities	2016	%	2015	%
Trading securities	48,228,322	13,336,958	150,279,067	16,411	211,860,758	49.3	153,674,548	48.0
- Government securities	22,759,663	8,624,014	128,630,755	16,411	160,030,843	37.3	86,443,253	27.0
- Corporate securities	9,056,474	4,695,666	21,645,105	-	35,397,245	8.2	50,020,992	15.6
- Derivative financial instruments (1) (5)	16,412,185	17,278	3,207	-	16,432,670	3.8	17,210,303	5.4
Available-for-sale securities (2)	150,122,667	12,649,576	13,046,765	110,404	175,929,412	40.9	127,012,496	39.8
- Government securities	88,167,280	11,125,332	11,231,219	32,224	110,556,055	25.7	78,526,707	24.6
- Corporate securities	61,955,387	1,524,244	1,815,546	78,180	65,373,357	15.2	48,485,789	15.2
Held-to-maturity securities (2)	12,698,567	4,917,178	24,862,456	-	42,478,201	9.8	38,917,856	12.2
- Government securities	32,647	4,917,178	24,862,456	-	29,812,281	6.9	26,398,670	8.3
- Corporate securities	12,665,920	-	-	-	12,665,920	2.9	12,519,186	3.9
Total	211,049,556	30,903,712	188,188,288	126,815	430,268,371	100.0	319,604,900	100.0

- Government securities	110,959,590	24,666,524	164,724,430	48,635	300,399,179	69.9	191,368,630	59.9
- Corporate securities	100,089,966	6,237,188	23,463,858	78,180	129,869,192	30.1	128,236,270	40.1
Total	211,049,556	30,903,712	188,188,288	126,815	430,268,371	100.0	319,604,900	100.0

Bradesco     117

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Notes to the Consolidated Financial Statements

b)      Consolidated classification by category, maturity and operating segment

I)    Trading securities

Securities	On September 30 - R$ thousand
	2016							2015
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (3) (4)	Amortized cost	Fair Value Adjustment	Fair/book value (3) (4)	Fair Value Adjustment
- Financial	15,140,972	5,060,335	3,876,618	24,150,397	48,228,322	58,126,380	(9,898,058)	47,524,227	(9,253,690)
Financial treasury bills	46,298	1,562	235,283	12,442,265	12,725,408	12,813,780	(88,372)	4,850,302	(97)
National treasury notes	-	42,613	201,347	6,349,078	6,593,038	6,247,191	345,847	3,250,090	(318,699)
Financial bills	132,882	1,286,601	2,187,511	499,064	4,106,058	4,096,241	9,817	4,899,775	6,986
Debentures	31,367	97,584	38,879	1,944,430	2,112,260	2,303,173	(190,913)	3,223,186	(82,638)
National treasury bills	1,408,367	5,588	69,571	252,615	1,736,141	1,733,234	2,907	1,781,184	(8,124)
Brazilian foreign debt notes	-	1,297,658	-	31,097	1,328,755	1,326,321	2,434	1,049,822	(8,895)
Derivative financial instruments (1) (5)	11,926,912	1,814,539	997,866	1,672,868	16,412,185	26,335,055	(9,922,870)	17,163,107	(8,798,445)
Other	1,595,146	514,190	146,161	958,980	3,214,477	3,271,385	(56,908)	11,306,761	(43,778)
- Insurance companies and capitalization bonds	4,057,191	504,260	264,705	8,510,802	13,336,958	13,324,130	12,828	7,172,456	(682)
Financial treasury bills	-	-	36,214	7,449,264	7,485,478	7,485,478	-	4,783,995	-
Financial bills	-	11,767	115,874	320,073	447,714	447,714	-	725,907	-
Other	4,057,191	492,493	112,617	741,465	5,403,766	5,390,938	12,828	1,662,554	(682)
- Pension plans	3,571,541	2,776,816	4,909,045	139,021,665	150,279,067	150,279,067	-	98,940,200	(1,455)
Financial treasury bills	55,368	-	216,468	52,820,878	53,092,714	53,092,714	-	41,943,867	-
National treasury notes	95,735	3,077	65,058	42,366,883	42,530,753	42,530,753	-	14,700,576	-
National treasury bills	79,371	33,947	48,609	32,845,360	33,007,287	33,007,287	-	13,548,157	(1,455)
Financial bills	840,845	1,897,278	4,375,235	7,366,339	14,479,697	14,479,697	-	8,347,742	-
Debentures	27,458	51,047	164,142	3,437,821	3,680,468	3,680,468	-	2,610,078	-
Other	2,472,764	791,467	39,533	184,384	3,488,148	3,488,148	-	17,789,780	-
- Other activities	-	-	-	16,411	16,411	16,411	-	37,665	-
Financial treasury bills	-	-	-	16,411	16,411	16,411	-	37,665	-
Total	22,769,704	8,341,411	9,050,368	171,699,275	211,860,758	221,745,988	(9,885,230)	153,674,548	(9,255,827)
Derivative financial instruments (liabilities) (5)	(10,456,077)	(1,069,579)	(557,558)	(1,061,876)	(13,145,090)	(11,202,373)	(1,942,717)	(18,496,688)	(4,101,814)

118             Economic and Financial Analysis Report – September 2016

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Notes to the Consolidated Financial Statements

II) Available-for-sale securities

Securities (6)	On September 30 - R$ thousand
	2016							2015
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (3) (4)	Amortized cost	Fair Value Adjustment	Fair/book value (3) (4)	Fair Value Adjustment
- Financial	10,610,419	8,576,724	6,593,010	124,342,514	150,122,667	152,129,703	(2,007,036)	105,251,738	(5,129,523)
National treasury bills	2,392,735	1,409,500	2,640,268	38,015,103	44,457,606	43,992,762	464,844	24,072,784	(386,332)
Debentures	295,280	1,360,007	782,681	37,546,093	39,984,061	41,082,101	(1,098,040)	29,097,540	453,405
National treasury notes	-	2,644,300	2,341,864	34,308,909	39,295,073	38,935,118	359,955	31,270,015	(1,692,596)
Foreign corporate securities	72,176	1,641	38,262	10,949,149	11,061,228	12,279,756	(1,218,528)	12,127,575	(3,284,441)
Shares	7,245,583	-	-	-	7,245,583	7,628,084	(382,501)	1,766,595	(29,380)
Foreign government bonds	-	1,955,970	-	-	1,955,970	1,970,646	(14,676)	3,133,913	(81,631)
Promissory Notes	318,920	681,226	496,413	-	1,496,559	1,484,937	11,622	731,964	3,819
Certificates of real estate receivables	21,995	-	-	1,044,967	1,066,962	1,256,090	(189,128)	1,140,719	(146,059)
Other	263,730	524,080	293,522	2,478,293	3,559,625	3,500,209	59,416	1,910,633	33,692
- Insurance companies and capitalization bonds	1,475,725	1,376,621	250,822	9,546,408	12,649,576	12,822,324	(172,748)	12,108,670	(1,240,040)
National treasury notes	-	507,802	161,995	8,886,219	9,556,016	10,024,839	(468,823)	7,195,108	(1,192,071)
Shares	1,465,719	-	-	-	1,465,719	1,158,698	307,021	1,037,614	13,725
National treasury bills	-	868,819	87,977	459,252	1,416,048	1,405,283	10,765	3,808,577	(62,769)
Other	10,006	-	850	200,937	211,793	233,504	(21,711)	67,371	1,075
- Pension plans	1,723,911	-	84,170	11,238,684	13,046,765	11,986,987	1,059,778	9,646,560	(630,534)
National treasury notes	-	-	83,663	11,060,154	11,143,817	10,216,370	927,447	8,038,801	(385,576)
Shares	1,723,911	-	-	-	1,723,911	1,590,395	133,516	1,164,243	(223,154)
Debentures	-	-	-	91,635	91,635	92,884	(1,249)	93,798	3,477
Other	-	-	507	86,895	87,402	87,338	64	349,718	(25,281)
- Other activities	78,181	-	-	32,223	110,404	104,800	5,604	5,528	5,510
Other	78,181	-	-	32,223	110,404	104,800	5,604	5,528	5,510
Subtotal	13,888,236	9,953,345	6,928,002	145,159,829	175,929,412	177,043,814	(1,114,402)	127,012,496	(6,994,587)
Hedge - cash flow (Note 8f)	-	-	-	-	-	-	51,090	-	223,211
Securities reclassified to “Held-to-maturity securities” (2)	-	-	-	-	-	-	(189,059)	-	(95,917)
Total	13,888,236	9,953,345	6,928,002	145,159,829	175,929,412	177,043,814	(1,252,371)	127,012,496	(6,867,293)

Bradesco     119

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Notes to the Consolidated Financial Statements

III) Held-to-maturity securities

Securities (2)	On September 30 - R$ thousand
	2016							2015
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Amortized cost (3)	Fair Value (4)	Gain (loss) not accounted for	Amortized cost (3)	Gain (loss) not accounted for
- Financial	-	-	-	12,698,567	12,698,567	11,302,011	(1,396,556)	12,559,575	(1,198,633)
Certificates of real estate receivables	-	-	-	12,665,920	12,665,920	11,266,504	(1,399,416)	12,519,186	(1,205,300)
Others	-	-	-	32,647	32,647	35,507	2,860	40,389	6,667
- Insurance companies and capitalization bonds	-	-	-	4,917,178	4,917,178	5,340,272	423,094	4,511,050	(407,281)
National treasury notes	-	-	-	4,917,178	4,917,178	5,340,272	423,094	4,511,050	(407,281)
- Pension plans	-	-	-	24,862,456	24,862,456	27,697,290	2,834,834	21,847,231	38,104
National treasury notes	-	-	-	24,862,456	24,862,456	27,697,290	2,834,834	21,847,231	38,104
Total	-	-	-	42,478,201	42,478,201	44,339,573	1,861,372	38,917,856	(1,567,810)

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Notes to the Consolidated Financial Statements

c)      Breakdown of the portfolios by financial statement classification

Securities	On September 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total in 2016 (3) (4)	Total in 2015 (3) (4)
Own portfolio	24,370,509	14,927,972	11,559,241	301,100,180	351,957,902	258,908,719
Fixed income securities	11,828,069	14,927,972	11,559,241	301,100,180	339,415,462	249,024,107
● National treasury notes	95,735	2,364,765	2,107,798	117,178,136	121,476,434	70,958,848
● Financial treasury bills	101,666	24,317	395,659	69,830,156	70,351,798	49,985,542
● National treasury bills	3,880,473	2,106,115	384,130	46,186,365	52,557,083	28,727,303
● Debentures	354,105	1,508,638	997,636	43,142,283	46,002,662	35,172,371
● Financial bills	1,198,802	3,678,835	6,952,829	8,185,475	20,015,941	14,033,051
● Certificates of real estate receivables	21,995	-	-	13,927,020	13,949,015	13,887,739
● Foreign government bonds	28,343	1,977,728	-	325,486	2,331,557	3,624,974
● Foreign corporate securities	141,722	282,506	38,262	1,365,067	1,827,557	6,779,564
● Brazilian foreign debt securities	-	1,297,658	-	299,885	1,597,543	1,095,155
● Promissory Notes	318,920	776,007	496,413	-	1,591,340	1,193,512
● Bank deposit certificates	150,146	910,188	186,082	22,622	1,269,038	3,853,860
● Other	5,536,162	1,215	432	637,685	6,175,494	19,712,188
Equity securities	12,542,440	-	-	-	12,542,440	9,884,612
● Shares of listed companies (technical provision)	1,726,802	-	-	-	1,726,802	1,232,265
● Shares of other companies	10,815,638	-	-	-	10,815,638	8,652,347
Restricted securities	340,032	578,071	641,899	52,167,224	53,727,226	42,827,247
Subject to repurchase agreements	-	278	3,702	33,752,770	33,756,750	33,533,234
● National treasury bills	-	76	2,918	17,981,480	17,984,474	10,777,618
● Foreign corporate securities	-	-	-	9,725,074	9,725,074	6,510,013
● National treasury notes	-	202	784	5,556,713	5,557,699	15,889,040
● Brazilian external debt bonds	-	-	-	279,340	279,340	-
● Financial treasury bills	-	-	-	210,163	210,163	356,563
Brazilian Central Bank	-	31,457	16,941	502,517	550,915	22,201
● National treasury bills	-	31,457	16,941	459,619	508,017	22,201
● Other	-	-	-	42,898	42,898	-

Bradesco     121

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Notes to the Consolidated Financial Statements

Securities	On September 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total in 2016 (3) (4)	Total in 2015 (3) (4)
Privatization rights	-	-	-	49,666	49,666	53,370
Guarantees provided	340,032	546,336	621,256	17,862,271	19,369,895	9,218,442
● National treasury notes	-	146,858	18,937	9,251,152	9,416,947	3,971,372
● National treasury bills	-	381,342	489,342	5,813,868	6,684,552	3,312,728
● Financial treasury bills	-	18,136	112,977	2,785,694	2,916,807	1,921,649
● Other	340,032	-	-	11,557	351,589	12,693
Derivative financial instruments (1) (5)	11,947,399	1,814,539	997,864	1,672,868	16,432,670	17,210,303
Securities subject to unrestricted repurchase agreements	-	974,174	2,779,366	4,397,033	8,150,573	658,631
● National treasury bills	-	146,022	1,953,095	1,422,494	3,521,611	658,631
● National treasury notes	-	828,152	826,271	990,065	2,644,488	-
● Financial treasury bills	-	-	-	1,984,474	1,984,474	-
Total	36,657,940	18,294,756	15,978,370	359,337,305	430,268,371	319,604,900
%	8.5	4.3	3.7	83.5	100.0	100.0

(1)   Consistent with the criteria in Bacen Circular Letter No. 3,068/01 and due to the characteristics of the securities, we are classifying the derivative financial instruments, except those considered as cash flow hedges in the category Trading Securities;

(2)   In compliance with Article 8 of Bacen Circular Letter No. 3,068/01, Bradesco declares that it has the financial capacity and intention to maintain held-to-maturity securities until their maturity dates.  The mark-to-market of securities, which were transferred from the category "Securities Available for Sale" to the category of "Securities Held to Maturity", in June 2015 and in December 2013, was maintained in the shareholders’ equity and will be recognized in the results for the remaining term of these securities, according to Bacen Circular No. 3,068/01;

(3)   The number of days to maturity was based on the contractual maturity of the instruments, regardless of their accounting classification;

(4)   The fair value of securities is determined based on the market price available at the end of the reporting period. If no market price quotation is available at the end of the reporting period, amounts are estimated based on the prices quoted by dealers, pricing models, quotation models or price quotations for instruments with similar characteristics. For investment funds, the original amortized cost reflects the fair value of the respective quotas;

(5)   Includes hedge for protection of assets and liabilities, denominated in or indexed to foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities. For a better analysis of these items, consider the net exposure (Note 8d II); and

(6)   In the accrued on September 30, 2016, there was constitution of provision for impairment losses in the amount of R$108,294 thousand, related to the heading “Securities" (in the accrued on September 30, 2015 there was no constitution of provision for impairment losses).

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Notes to the Consolidated Financial Statements

d)      Derivative financial instruments

Bradesco carries out transactions involving derivative financial instruments, which are recorded in the statement of financial position or in off-balance-sheet accounts, to meet its own needs in managing its global exposure, as well as to meet its customer’s requests, in order to manage their exposure. These operations involve a range of derivatives, including interest rate swaps, currency swaps, futures and options. Bradesco’s risk management policy is based on the utilization of derivative financial instruments mainly to mitigate the risks from operations carried out by the Bank and its subsidiaries.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. Should market prices not be available, fair values are based on dealer quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by Management.

Quoted market prices are used to determine the fair value of derivative financial instruments. The fair value of swaps is determined by using discounted cash flow modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained from the Securities, Commodities and Futures Exchange (BM&FBOVESPA) and the domestic and international secondary market. These yield curves are used to determine the fair value of currency swaps, interest rate and other risk factor swaps. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded on an exchange or using methodologies similar to those outlined for swaps. The fair values of credit derivative instruments are determined based on market price quotation or from specialized entities. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of corresponding assets. Current market prices are used to calculate volatility.

Derivative financial instruments in Brazil mainly refer to swaps and futures and are registered at the OTC Clearing House (Cetip) and BM&FBOVESPA.

Operations involving forward contracts of interest rates, indexes and currencies are contracted by Management to hedge Bradesco’s overall exposures and to meet customer needs.

Foreign derivative financial instruments refer to swap, forward, options, credit and futures operations and are mainly carried out at the stock exchanges in Chicago and New York, as well as the over-the-counter (OTC) markets.

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Notes to the Consolidated Financial Statements

I)    Amount of derivative financial instruments recorded in off-balance-sheet accounts

	On September 30 - R$ thousand
	2016		2015
	Reference value	Net amount	Reference value	Net amount
Futures contracts
Purchase commitments:	126,355,634	-	123,560,427	-
- Interbank market	99,237,655	-	89,103,455	39,813,361
- Foreign currency (1)	27,069,706	-	34,398,324	-
- Other	48,273	45,506	58,648	-
Sale commitments:	161,597,020	-	87,580,830	-
- Interbank market (2)	113,628,311	14,390,656	49,290,094	-
- Foreign currency (3)	47,965,942	20,896,236	38,219,803	3,821,479
- Other	2,767	-	70,933	12,285

Option contracts
Purchase commitments:	8,783,290	-	61,135,846	-
- Interbank market	5,362,883	237,055	58,256,673	-
- Foreign currency	3,255,179	709,492	2,855,199	-
- Other	165,228	83,899	23,974	-
Sale commitments:	7,752,844	-	66,725,185	-
- Interbank market	5,125,828	-	60,339,296	2,082,623
- Foreign currency	2,545,687	-	6,358,298	3,503,099
- Other	81,329	-	27,591	3,617

Forward contracts
Purchase commitments:	29,441,835	-	16,470,820	-
- Foreign currency	17,231,322	8,329,381	16,376,012	-
- Other	12,210,513	12,023,617	94,808	-
Sale commitments:	9,088,837	-	21,447,072	-
- Foreign currency	8,901,941	-	21,327,612	4,951,600
- Other	186,896	-	119,460	24,652

Swap contracts
Assets (long position):	103,292,594	-	125,571,665	-
- Interbank market	38,085,577	12,278,692	42,094,190	-
- Fixed rate	48,154,490	21,897,851	43,911,998	39,112,558
- Foreign currency	14,154,673	1,898,902	36,116,580	15,248,815
- IGPM	1,034,949	-	996,200	-
- Other	1,862,905	-	2,452,697	164,611
Liabilities (short position):	67,656,938	-	72,420,466	-
- Interbank market	25,806,885	-	43,152,675	1,058,485
- Fixed rate	26,256,639	-	4,799,440	-
- Foreign currency	12,255,771	-	20,867,765	-
- IGPM	1,153,516	118,567	1,312,500	316,300
- Other	2,184,127	321,222	2,288,086	-

Derivatives include operations maturing in D+1.

(1)  Includes, on September 30, 2015, cash flow hedge to protect the firm commitment, concerning the contract of purchase and sale of shares, totaling R$19,716,414 thousand;

(2)  Includes, on September 30, 2015, cash flow hedges to protect CDI-related funding, totaling R$21,569,750 thousand (Note 8f); and

(3)  Includes specific hedges to protect assets and liabilities, arising from foreign investments, totaling R$47,381,064 thousand (R$55,520,146 thousand in 2015).

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Notes to the Consolidated Financial Statements

II)     Breakdown of derivative financial instruments (assets and liabilities) shown at original amortized cost and fair value

	On September 30 - R$ thousand
	2016			2015
	Original amortized cost	Mark-to-market adjustment	Fair value	Original amortized cost	Mark-to-market adjustment	Fair value
Adjustment receivable - swaps (1)	23,966,273	(9,906,241)	14,060,032	22,679,519	(8,802,359)	13,877,160
Adjustment receivable - future	3,112	-	3,112	62,989	-	62,989
Receivable forward purchases	1,241,401	-	1,241,401	2,731,765	-	2,731,765
Receivable forward sales	872,304	-	872,304	244,164	-	244,164
Premiums on exercisable options	272,450	(16,629)	255,821	290,311	3,914	294,225
Total assets (A)	26,355,540	(9,922,870)	16,432,670	26,008,748	(8,798,445)	17,210,303
Adjustment payables - swaps	(9,201,031)	(1,946,623)	(11,147,654)	(9,260,142)	(4,092,896)	(13,353,038)
Adjustment payables - future	(77,972)	-	(77,972)	(386,619)	-	(386,619)
Payable forward purchases	(1,492,282)	-	(1,492,282)	(661,179)	-	(661,179)
Payable forward sales/other	(277,161)	-	(277,161)	(3,924,992)	-	(3,924,992)
Premiums on written options	(153,927)	3,906	(150,021)	(161,942)	(8,918)	(170,860)
Total liabilities (B)	(11,202,373)	(1,942,717)	(13,145,090)	(14,394,874)	(4,101,814)	(18,496,688)

Net Effect (A-B)	15,153,167	(11,865,587)	3,287,580	11,613,874	(12,900,259)	(1,286,385)

(1)    Includes receivable adjustments relating to hedge of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

III)    Futures, options, forward and swap contracts – (Reference Value)

	On September 30 - R$ thousand
	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	2016	2015
Futures contracts (1)	113,965,682	81,418,596	10,016,946	82,551,430	287,952,654	211,141,257
Option contracts	11,676,291	1,984,029	2,677,916	197,898	16,536,134	127,861,031
Forward contracts	23,950,190	6,198,368	6,155,404	2,226,710	38,530,672	37,917,892
Swap contracts (1)	53,397,763	10,598,448	9,781,379	97,171,942	170,949,532	197,992,131
Total in 2016	202,989,926	100,199,441	28,631,645	182,147,980	513,968,992
Total in 2015	329,514,335	87,150,566	43,639,485	114,607,925		574,912,311

(1)    Includes contracts relating to hedges for the protection of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

Bradesco     125

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Notes to the Consolidated Financial Statements

IV) Types of margin offered in guarantee of derivative financial instruments, mainly futures contracts

	On September 30 - R$ thousand
	2016	2015
Government securities
National treasury bills	1,989,627	-
National treasury notes	4,633,090	2,758,830
Financial treasury bills	-	535
Total	6,622,717	2,759,365

V)  Revenues and expenses, net

	Accrued on September 30 - R$ thousand
	2016	2015
Swap contracts (1)	1,810,009	(231,841)
Forward contracts	108,400	(292,216)
Option contracts	(119,587)	208,100
Futures contracts (1) (2)	7,012,863	(5,562,663)
Foreign exchange variation of assets and liabilities overseas	(3,536,055)	4,799,065
Total (Note 8h)	5,275,630	(1,079,555)

(1)    Includes the gain (loss) and the respective adjustment to the market capitalization of the hedge for protection of the assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments; and

(2)    Includes the results and respective adjustment to the market value of the hedge of the firm commitment, concerning the purchase and sale of shares agreement, which was offset, completely, by the adjustment of the market value of the hedge object (Note 35f).

VI) Reference values of derivative financial instruments, by trading location and counterparts

	On September 30 - R$ thousand
	2016	2015
BM&FBOVESPA (stock exchange)	334,597,174	197,046,283
CETIP (over-the-counter)	149,087,905	330,264,783
Overseas (stock exchange) (1)	20,468,201	27,709,836
Overseas (over-the-counter) (1)	9,815,712	19,891,409
Total	513,968,992	574,912,311

(1)    Comprised of operations carried out on the Chicago and New York Stock Exchanges and over-the-counter markets.

e)      Credit Default Swaps (CDS)

On September 30, 2016, Bradesco had credit default swaps (CDS) with the following characteristics: the risk received in credit swaps whose underlying assets are “debt securities issued by companies" in the amount of R$113,617 thousand (R$139,052 thousand in 2015); (i) In 2015, the amount of risk transferred under credit swaps whose underlying assets are “securities – securities of foreign government debt” is negative R$(1,366,629) thousand; and (ii) the risk transferred in credit swaps whose underlying assets are “derivatives of the Brazilian public debt” is R$(32,462) thousand, amounting to a total net credit risk value of negative R$81,155 thousand), with an effect on the calculation of required shareholders’ equity of negative R$11,930 thousand (R$59,869) thousand in 2015. The contracts related to credit derivatives transactions described above are due in 2021. The mark-to-market of the protection rates that remunerates the counterparty that received the risk totaled R$(2,044) thousand. There were no credit events, as defined in the agreements, during the period.

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Notes to the Consolidated Financial Statements

f)       Cash flow hedge

On September 30, 2016, Bradesco used cash flow hedges to protect the cash flow from receipts of interest on investments in securities, related to the risk of a variable interest rate of the DI, using DI Futures contracts, amounting to R$20,720,589 thousand, having as object of hedge the securities backed in DI, to the sum of R$19,583,920 thousand, making the cash flow fixed in advance. The adjustment to market value of these operations recorded in the shareholders’ equity was R$51,090 thousand, net of tax effects was R$30,654 thousand. The non-effective market value recorded in the result was of R$3,163 thousand. On September 30, 2015, Bradesco constituted hedge accounting, with the aim of protecting its cash flows from payment of interest rates on funds, regarding the floating interest rate of DI, being traded DI Future contracts on BM&FBOVESPA totaling R$21,569,750 thousand, having as object of hedge captures linked to DI, totaling R$21,960,291 thousand, converting to fixed cash flows. The adjustment to market value of these operations recorded in the shareholders’ equity was R$223,211 thousand, net of tax effects was R$133,927 thousand. The non-effective market value recorded in the result was of R$2 thousand. The effectiveness of the hedge portfolio was assessed in accordance with Bacen Circular Letter No. 3,082/02.

g)      Hedge against market risk

On September 30, 2015, Bradesco constituted a hedge against market risk using the futures contracts and, later, with cash in foreign currencies which generated R$(3,588,875) thousand, for protection from the effects of the exchange rate variation of the firm commitment, related to the contract for the purchase and sale of shares (Note 35f), which produced an adjustment at market value of R$3,551,597 thousand. The effect of these operations resulted in the revenue of R$(37,278) thousand. The effectiveness of the hedge portfolio was assessed in accordance with Bacen Circular Letter No. 3,082/02.

h)      Income from securities, insurance, pension plans and capitalization bonds, and derivative financial instruments

	Accrued on September 30 - R$ thousand
	2016	2015
Fixed income securities	16,942,283	13,356,151
Interbank investments (Note 7b)	16,377,763	16,497,550
Equity securities (1)	(362,451)	225,670
Subtotal	32,957,595	30,079,371
Income from insurance, pension plans and capitalization bonds	26,006,347	11,177,714
Income from derivative financial instruments (Note 8d V)	5,275,630	(1,079,555)
Total	64,239,572	40,177,530

(1)  In the accrued on September 30, 2016, it includes the losses through impairment to the sum of R$108,294 thousand.

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Notes to the Consolidated Financial Statements

9)      INTERBANK ACCOUNTS – RESERVE REQUIREMENT

a)       Reserve requirement

	On September 30 - R$ thousand
	Remuneration	2016	2015
Compulsory deposit – demand deposits	not remunerated	7,179,615	3,529,230
Compulsory deposit – savings deposits	savings index	18,796,986	20,399,169
Compulsory deposit – time deposits	Selic rate	19,914,784	14,132,652
Additional compulsory deposit – savings deposits	Selic rate	5,138,173	4,924,995
Additional compulsory deposit – time deposits	Selic rate	11,540,599	9,283,079
Reserve requirement – SFH	TR + interest rate	732,670	654,927
Total		63,302,827	52,924,052

b)       Revenue from reserve requirement

	Accrued on September 30 - R$ thousand
	2016	2015
Reserve requirement – Bacen (Compulsory deposit)	4,221,584	3,240,983
Reserve requirement – SFH	35,529	13,569
Total	4,257,113	3,254,552

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Notes to the Consolidated Financial Statements

10)    LOANS

Information relating to loans, including advances on foreign exchange contracts, leasing and other receivables with credit characteristics is shown below:

a)      By type and maturity

	On September 30 - R$ thousand
	Performing loans
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total in 2016 (A)	% (5)	Total in 2015 (A)	% (5)
Discounted trade receivables and loans (1)	20,045,184	14,766,018	11,685,038	20,319,924	23,952,026	69,311,410	160,079,600	36.4	161,388,479	39.0
Financing	4,235,892	4,696,265	4,131,261	11,110,428	19,853,609	92,327,793	136,355,248	30.9	124,705,950	30.1
Agricultural and agribusiness loans	1,911,007	1,260,217	995,770	1,835,473	5,678,273	9,065,136	20,745,876	4.7	21,012,280	5.1
Subtotal	26,192,083	20,722,500	16,812,069	33,265,825	49,483,908	170,704,339	317,180,724	72.0	307,106,709	74.2
Leasing	157,524	143,294	153,120	389,504	609,216	1,315,391	2,768,049	0.6	3,085,334	0.7
Advances on foreign exchange contracts (2)	1,483,530	1,857,447	1,419,960	3,216,597	2,017,608	-	9,995,142	2.3	8,230,179	2.0
Subtotal	27,833,137	22,723,241	18,385,149	36,871,926	52,110,732	172,019,730	329,943,915	74.9	318,422,222	76.9
Other receivables (3)	12,160,479	6,633,360	2,800,102	4,964,826	4,074,970	1,545,292	32,179,029	7.3	20,917,206	5.0
Total loans	39,993,616	29,356,601	21,185,251	41,836,752	56,185,702	173,565,022	362,122,944	82.2	339,339,428	81.9
Sureties and guarantees (4)	13,867,558	299,687	897,066	5,191,890	9,721,144	46,346,380	76,323,725	17.3	72,619,677	17.5
Loan assignment - real estate receivables certificate	43,239	43,238	43,236	124,433	185,705	624,353	1,064,204	0.2	1,237,917	0.3
Acquisition of credit card receivables	366,809	242,645	121,457	128,693	30,581	-	890,185	0.2	945,261	0.2
Loans available for import (4)	42,329	80,365	12,079	29,769	194,094	-	358,636	0.1	345,790	0.1
Confirmed exports loans (4)	20,115	1,718	1,704	29,457	74,126	-	127,120	-	70,490	-
Co-obligation from assignment of rural loan (4)	-	-	-	-	-	91,845	91,845	-	102,034	-
Total in 2016	54,333,666	30,024,254	22,260,793	47,340,994	66,391,352	220,627,600	440,978,659	100.0
Total in 2015	46,509,032	24,337,616	20,868,192	43,315,926	65,122,901	214,506,930			414,660,597	100.0

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Notes to the Consolidated Financial Statements

	On September 30 - R$ thousand
	Non-performing loans
	Past-due installments
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 540 days	Total in 2016 (B)	% (5)	Total in 2015 (B)	% (5)
Discounted trade receivables and loans (1)	2,871,321	1,708,830	1,258,530	3,565,663	4,834,964	14,239,308	83.5	9,788,337	87.4
Financing	526,806	311,104	192,453	385,680	314,250	1,730,293	10.1	930,794	8.3
Agricultural and agribusiness loans	45,743	163,511	116,942	68,741	60,513	455,450	2.7	216,683	1.9
Subtotal	3,443,870	2,183,445	1,567,925	4,020,084	5,209,727	16,425,051	96.3	10,935,814	97.6
Leasing	11,466	10,394	8,131	13,477	7,656	51,124	0.3	60,737	0.5
Advances on foreign exchange contracts (2)	47,767	16,721	16,000	3,583	-	84,071	0.5	43,026	0.4
Subtotal	3,503,103	2,210,560	1,592,056	4,037,144	5,217,383	16,560,246	97.1	11,039,577	98.5
Other receivables (3)	74,467	65,586	11,901	210,822	129,260	492,036	2.9	162,930	1.5
Total in 2016	3,577,570	2,276,146	1,603,957	4,247,966	5,346,643	17,052,282	100.0
Total in 2015	1,863,665	1,763,110	1,298,226	2,664,524	3,612,982			11,202,507	100.0

	On September 30 - R$ thousand
	Non-performing loans
	Installments not yet due
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total in 2016 (C)	% (5)	Total in 2015 (C)	% (5)
Discounted trade receivables and loans (1)	900,904	793,137	793,315	1,730,658	2,494,780	5,903,944	12,616,738	64.1	9,946,207	65.9
Financing	306,711	271,698	261,169	716,440	1,115,212	3,817,628	6,488,858	33.0	4,664,110	30.9
Agricultural and agribusiness loans	2,345	3,189	2,109	7,819	50,877	207,623	273,962	1.4	267,333	1.8
Subtotal	1,209,960	1,068,024	1,056,593	2,454,917	3,660,869	9,929,195	19,379,558	98.5	14,877,650	98.6
Leasing	10,664	9,939	10,042	26,497	40,852	69,964	167,958	0.9	211,396	1.4
Subtotal	1,220,624	1,077,963	1,066,635	2,481,414	3,701,721	9,999,159	19,547,516	99.4	15,089,046	100.0
Other receivables (3)	7,623	7,654	5,195	4,944	5,967	95,356	126,739	0.6	9,482	-
Total in 2016	1,228,247	1,085,617	1,071,830	2,486,358	3,707,688	10,094,515	19,674,255	100.0
Total in 2015	1,068,141	861,471	787,895	1,924,701	3,223,079	7,233,241			15,098,528	100.0

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Notes to the Consolidated Financial Statements

	On September 30 - R$ thousand
	Total
	Total in 2016 (A+B+C)	% (5)	Total in 2015 (A+B+C)	% (5)
Discounted trade receivables and loans (1)	186,935,646	39.1	181,123,023	41.0
Financing	144,574,399	30.3	130,300,854	29.5
Agricultural and agribusiness loans	21,475,288	4.5	21,496,296	4.9
Subtotal	352,985,333	73.9	332,920,173	75.4
Leasing	2,987,131	0.6	3,357,467	0.8
Advances on foreign exchange contracts (2) (Note 11a)	10,079,213	2.1	8,273,205	1.9
Subtotal	366,051,677	76.6	344,550,845	78.1
Other receivables (3)	32,797,804	6.9	21,089,618	4.8
Total loans	398,849,481	83.5	365,640,463	82.9
Sureties and guarantees (4)	76,323,725	16.0	72,619,677	16.5
Loan assignment – real estate receivables certificate	1,064,204	0.2	1,237,917	0.3
Acquisition of credit card receivables	890,185	00:.2	945,261	0.2
Loans available for import (4)	358,636	0.1	345,790	0.1
Confirmed exports loans (4)	127,120	-	70,490	-
Co-obligation from assignment of rural loan (4)	91,845	-	102,034	-
Total in 2016	477,705,196	100.0
Total in 2015			440,961,632	100.0

(1)  Including credit card loans and advances on credit card receivables of R$17,456,964 thousand (R$16,807,631 thousand in 2015);

(2)  Advances on foreign exchange contracts are classified as a deduction from “Other Liabilities”;

(3)  The item “Other Receivables” comprises receivables on sureties and guarantees honored, receivables on sale of assets, securities and credits receivable, income receivable from foreign exchange contracts and export contracts and credit card receivables (cash and installment purchases at merchants) totaling R$23,084,731 thousand (R$18,007,786 thousand in 2015);

(4)  Recorded in off-balance sheet accounts; and

(5)  Percentage of each type in relation to the total loan portfolio, including sureties and guarantee, loan assignment and acquisition of receivables.

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Notes to the Consolidated Financial Statements

b) By type and levels of risk

	On September 30 - R$ thousand
	Levels of risk
	AA	A	B	C	D	E	F	G	H	Total in 2016	% (1)	Total in 2015	% (1)
Discounted trade receivables and loans	28,472,314	83,213,437	12,211,202	25,971,527	8,536,873	4,656,497	2,866,698	2,509,332	18,497,766	186,935,646	46.9	181,123,023	49.5
Financing	80,297,396	24,788,634	25,792,720	7,468,057	2,176,026	765,413	396,419	346,890	2,542,844	144,574,399	36.2	130,300,854	35.6
Agricultural and agribusiness loans	7,125,525	5,843,772	4,533,642	2,723,273	735,809	277,579	57,928	26,939	150,821	21,475,288	5.4	21,496,296	5.9
Subtotal	115,895,235	113,845,843	42,537,564	36,162,857	11,448,708	5,699,489	3,321,045	2,883,161	21,191,431	352,985,333	88.5	332,920,173	91.0
Leasing	412,872	568,755	1,713,907	41,507	70,269	20,123	21,762	15,622	122,314	2,987,131	0.8	3,357,467	0.9
Advances on foreign exchange contracts (2)	2,896,678	3,284,363	1,873,635	1,679,889	185,455	120,241	6,772	5,789	26,391	10,079,213	2.5	8,273,205	2.3
Subtotal	119,204,785	117,698,961	46,125,106	37,884,253	11,704,432	5,839,853	3,349,579	2,904,572	21,340,136	366,051,677	91.8	344,550,845	94.2
Other receivables	2,661,042	20,141,429	2,579,836	4,225,105	507,435	292,045	165,848	159,348	2,065,716	32,797,804	8.2	21,089,618	5.8
Total in 2016	121,865,827	137,840,390	48,704,942	42,109,358	12,211,867	6,131,898	3,515,427	3,063,920	23,405,852	398,849,481	100.0
%	30.5	34.5	12.2	10.6	3.1	1.5	0.9	0.8	5.9	100.0
Total in 2015	82,719,395	142,045,225	64,072,113	43,605,259	9,866,729	3,705,886	3,173,391	2,049,635	14,402,830			365,640,463	100.0
%	22.6	38.9	17.5	11.9	2.7	1.0	0.9	0.6	3.9			100.0

(1)  Percentage of each type in relation to the total loan portfolio, excluding sureties and guarantees, loan assignments, acquisition of receivables and co-obligation in rural loan assignments; and

(2)  See Note 11a.

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Notes to the Consolidated Financial Statements

c) Maturity ranges and levels of risk

	On September 30 - R$ thousand
	Levels of risk
	Non-performing loans
	AA	A	B	C	D	E	F	G	H	Total em 2016	% (1)	Total em 2015	% (1)
Installments not yet due	-	-	1,976,634	3,574,208	3,166,643	1,716,113	1,458,305	1,219,939	6,562,414	19,674,255	100.0	15,098,528	100.0
1 to 30	-	-	207,818	269,187	149,323	92,176	71,622	63,601	374,519	1,228,247	6.2	1,068,141	7.1
31 to 60	-	-	176,578	219,817	131,731	83,459	66,672	56,671	350,689	1,085,617	5.5	861,471	5.7
61 to 90	-	-	144,567	182,646	172,265	82,076	99,891	54,259	336,126	1,071,830	5.5	787,895	5.2
91 to 180	-	-	237,260	424,947	337,216	211,598	174,770	144,211	956,357	2,486,358	12.6	1,924,701	12.7
181 to 360	-	-	328,983	672,177	544,038	339,662	277,419	223,051	1,322,358	3,707,688	18.9	3,223,079	21.4
More than 360	-	-	881,428	1,805,434	1,832,070	907,142	767,931	678,146	3,222,365	10,094,515	51.3	7,233,241	47.9
Past-due installments (2)	-	-	491,120	1,561,183	1,295,712	1,251,635	1,086,494	1,282,851	10,083,287	17,052,282	100.0	11,202,507	100.0
1 to 14	-	-	16,992	212,841	74,980	43,023	33,321	28,858	1,484,552	1,894,567	11.1	595,656	5.3
15 to 30	-	-	465,724	357,238	154,384	112,588	48,167	55,506	489,396	1,683,003	9.9	1,268,009	11.3
31 to 60	-	-	8,404	967,210	288,665	165,873	100,188	82,595	663,211	2,276,146	13.4	1,763,110	15.7
61 to 90	-	-	-	17,974	742,146	199,615	129,891	94,604	419,727	1,603,957	9.4	1,298,226	11.6
91 to 180	-	-	-	5,920	35,537	719,900	756,155	986,592	1,743,862	4,247,966	24.9	2,664,524	23.8
181 to 360	-	-	-	-	-	10,636	18,772	34,696	4,983,567	5,047,671	29.6	3,516,960	31.4
More than 360	-	-	-	-	-	-	-	-	298,972	298,972	1.8	96,022	0.9
Subtotal	-	-	2,467,754	5,135,391	4,462,355	2,967,748	2,544,799	2,502,790	16,645,701	36,726,537		26,301,035
Specific provision	-	-	22,730	154,062	446,236	890,324	1,272,399	1,751,952	16,645,701	21,183,404		13,544,172

(1)  Percentage of maturities by type of installment; and

(2)  For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by CMN Resolution No. 2,682/99.

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Notes to the Consolidated Financial Statements

	On September 30 - R$ thousand
	Levels of risk
	Performing loans
	AA	A	B	C	D	E	F	G	H	Total in 2016	% (1)	Total in 2015	% (1)
Installments not yet due	121,865,827	137,840,390	46,237,188	36,973,967	7,749,512	3,164,150	970,628	561,131	6,760,151	362,122,944	100.0	339,339,428	100.0
1 to 30	10,328,700	17,816,958	4,197,553	6,301,942	762,209	64,415	15,142	56,939	449,758	39,993,616	11.0	40,948,562	12.1
31 to 60	7,198,013	13,535,994	3,225,541	4,750,280	278,270	35,851	47,169	17,940	267,543	29,356,601	8.1	23,488,014	6.9
61 to 90	5,732,594	9,167,419	2,422,822	2,945,416	219,290	376,516	52,280	21,217	247,697	21,185,251	5.9	19,853,772	5.9
91 to 180	12,769,129	17,495,572	5,218,318	4,350,598	687,623	578,589	83,275	88,819	564,829	41,836,752	11.6	37,426,265	11.0
181 to 360	15,862,740	24,101,196	7,534,382	4,904,233	1,613,066	330,132	64,100	73,327	1,702,526	56,185,702	15.5	53,721,177	15.8
More than 360	69,974,651	55,723,251	23,638,572	13,721,498	4,189,054	1,778,647	708,662	302,889	3,527,798	173,565,022	47.9	163,901,638	48.3
Generic provision	-	697,111	462,329	1,117,127	774,951	949,245	493,223	397,251	6,760,151	11,651,388		8,637,698
Total in 2016 (2)	121,865,827	137,840,390	48,704,942	42,109,358	12,211,867	6,131,898	3,515,427	3,063,921	23,405,852	398,849,481
Existing provision	-	872,751	610,757	3,671,195	3,189,162	3,062,526	2,452,351	3,061,450	23,405,852	40,326,044
Minimum required provision	-	697,111	485,059	1,271,189	1,221,187	1,839,569	1,765,622	2,149,203	23,405,852	32,834,792
Excess provision (3)	-	175,640	125,698	2,400,006	1,967,975	1,222,957	686,729	912,247	-	7,491,252
Total in 2015 (2)	82,719,395	142,045,225	64,072,113	43,605,259	9,866,729	3,705,886	3,173,391	2,049,635	14,402,830			365,640,463
Existing provision	-	811,767	746,739	4,019,550	2,569,429	1,834,347	2,169,698	2,035,961	14,402,830			28,590,321
Minimum required provision	-	710,283	640,721	1,308,158	986,672	1,111,767	1,586,695	1,434,744	14,402,830			22,181,870
Excess provision (3)	-	101,484	106,018	2,711,392	1,582,757	722,580	583,003	601,217	-			6,408,451

(1)  Percentage of maturities by type of installment;

(2)  The total includes performing loans of R$362,122,944 thousand (R$339,339,428 thousand in 2015) and non-performing loans of R$36,726,537 thousand (R$26,301,035 thousand in 2015); and

(3)  On September 30, 2016, it includes a provision for guarantees provided, comprising sureties, letters of credit and standby letter of credit, which is presented here within the balance for the excess provision, and totals R$2,268,685 thousand (R$717,537 thousand in 2015) (Note 20b).

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Notes to the Consolidated Financial Statements

d)  Concentration of loans

	On September 30 - R$ thousand
	2016	% (1)	2015	% (1)
Largest borrower	8,632,066	2.2	11,551,104	3.2
10 largest borrowers	32,175,614	8.1	35,369,908	9.7
20 largest borrowers	48,473,796	12.2	50,125,946	13.7
50 largest borrowers	73,074,567	18.3	70,853,917	19.4
100 largest borrowers	92,445,880	23.2	86,827,784	23.7

(1)  Percentage on total portfolio (as defined by Bacen).

e) By economic sector

	On September 30 - R$ thousand
	2016	%	2015	%
Public sector	8,632,066	2.2	11,562,701	3.2
Federal government	8,632,066	2.2	11,551,104	3.2
Petrochemical	8,632,066	2.2	11,551,104	3.2
State government	-	-	11,597	0.0
Production and distribution of electricity	-	-	11,597	0.0
Private sector	390,217,415	97.8	354,077,762	96.8
Manufacturing	71,556,077	18.1	67,020,616	18.3
Food products and beverages	16,988,364	4.3	13,878,951	3.8
Steel, metallurgy and mechanics	12,657,414	3.2	11,691,839	3.2
Light and heavy vehicles	10,005,919	2.5	8,204,156	2.2
Pulp and paper	4,890,565	1.2	4,685,762	1.3
Chemical	4,303,684	1.1	6,078,793	1.7
Textiles and apparel	3,117,439	0.8	3,248,457	0.9
Rubber and plastic articles	3,061,622	0.8	2,967,307	0.8
Non-metallic materials	2,509,175	0.6	2,104,358	0.6
Automotive parts and accessories	2,337,486	0.6	2,281,971	0.6
Furniture and wood products	2,075,552	0.5	2,169,055	0.6
Extraction of metallic and non-metallic ores	1,876,914	0.5	2,021,517	0.5
Electric and electronic products	1,573,992	0.4	1,455,677	0.4
Oil refining and production of alcohol	1,326,199	0.3	1,757,355	0.5
Leather articles	1,083,539	0.3	851,704	0.2
Publishing, printing and reproduction	654,171	0.2	571,106	0.2
Other industries	3,094,042	0.8	3,052,608	0.8
Commerce	47,137,538	11.5	41,160,294	11.3
Merchandise in specialty stores	8,021,649	2.0	7,813,865	2.1
Non-specialized retailer	7,762,268	1.8	5,618,809	1.5
Food products, beverages and tobacco	5,660,025	1.4	4,945,327	1.4
Waste and scrap	3,845,523	1.0	3,550,689	1.0
Clothing and footwear	2,804,592	0.7	3,394,404	0.9
Motor vehicle repairs, parts and accessories	2,757,723	0.7	2,897,411	0.8
Automobile	2,682,132	0.7	2,940,713	0.8
Grooming and household articles	2,653,427	0.6	2,022,979	0.6
Agricultural products	2,589,984	0.6	2,243,929	0.6
Fuel	1,776,093	0.4	1,848,132	0.5

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Notes to the Consolidated Financial Statements

	On September 30 - R$ thousand
	2016	%	2015	%
Wholesale of goods in general	1,232,413	0.3	1,089,089	0.3
Trading intermediary	756,089	0.2	943,431	0.3
Other commerce	4,595,620	1.1	1,851,516	0.5
Financial intermediaries	2,371,838	0.6	3,761,470	1.0
Services	95,793,258	24.1	95,159,800	26.0
Civil construction	24,200,754	6.1	23,575,002	6.4
Transportation and storage	16,872,318	4.2	16,751,125	4.6
Real estate activities, rentals and corporate services	15,877,314	4.0	12,358,296	3.4
Holding companies, legal, accounting and business advisory services	8,844,006	2.2	7,370,057	2.0
Clubs, leisure, cultural and sport activities	5,169,913	1.3	5,563,380	1.5
Production and distribution of electric power, gas and water	5,068,566	1.3	4,926,302	1.4
Social services, education, health, defense and social security	3,607,973	0.9	3,067,661	0.8
Hotels and catering	3,123,675	0.8	2,873,700	0.8
Telecommunications	321,417	0.1	437,728	0.1
Other services	12,707,322	3.2	18,236,549	5.0
Agriculture, cattle raising, fishing, forestry and timber industry	4,344,252	1.1	3,449,365	0.9
Individuals	169,014,452	42.4	143,526,217	39.3
Total	398,849,481	100.0	365,640,463	100.0

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Notes to the Consolidated Financial Statements

f) Breakdown of loans and allowance for loan losses

Level of risk	On September 30 - R$ thousand
	Portfolio balance
	Non-performing loans			Performing loans	Total	% (1)	% 2016 YTD (2)	% 2015 YTD (2)
	Installments past due	Installments not yet due	Total - non-performing loans
AA	-	-	-	121,865,827	121,865,827	30.5	30.5	22.7
A	-	-	-	137,840,390	137,840,390	34.5	65.0	61.5
B	491,120	1,976,634	2,467,754	46,237,188	48,704,942	12.2	77.2	79.0
C	1,561,183	3,574,208	5,135,391	36,973,967	42,109,358	10.6	87.8	90.9
Subtotal	2,052,303	5,550,842	7,603,145	342,917,372	350,520,517	87.8
D	1,295,712	3,166,643	4,462,355	7,749,512	12,211,867	3.1	90.9	93.6
E	1,251,635	1,716,113	2,967,748	3,164,150	6,131,898	1.5	92.4	94.6
F	1,086,494	1,458,305	2,544,799	970,628	3,515,427	0.9	93.3	95.5
G	1,282,851	1,219,938	2,502,789	561,131	3,063,920	0.8	94.1	96.1
H	10,083,287	6,562,414	16,645,701	6,760,151	23,405,852	5.9	100.0	100.0
Subtotal	14,999,979	14,123,413	29,123,392	19,205,572	48,328,964	12.2
Total in 2016	17,052,282	19,674,255	36,726,537	362,122,944	398,849,481	100.0
%	4.3	4.9	9.2	90.8	100.0
Total in 2015	11,202,507	15,098,528	26,301,035	339,339,428	365,640,463
%	3.1	4.1	7.2	92.8	100.0

(1)  Percentage of level of risk in relation to the total portfolio; and

(2)  Cumulative percentage of level of risk on total portfolio.

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Notes to the Consolidated Financial Statements

Level of risk	On September 30 - R$ thousand
	Provision
	% Minimum provisioning required	Minimum required					Excess (2)	Existing	% 2016 YTD (1)	% 2015 YTD (1)
		Specific			Generic	Total
		Installments past due	Installments not yet due	Total specific
AA	-	-	-	-	-	-	-	-	-	-
A	0.5	-	-	-	697,111	697,111	175,640	872,751	0.6	0.6
B	1.0	6,122	16,608	22,730	462,329	485,059	125,698	610,757	1.3	1.2
C	3.0	135,649	18,413	154,062	1,117,127	1,271,189	2,400,006	3,671,195	8.7	9.2
Subtotal		141,771	35,021	176,792	2,276,567	2,453,359	2,701,344	5,154,703	1.5	1.7
D	10.0	130,003	316,233	446,236	774,951	1,221,187	1,967,975	3,189,162	26.1	26.0
E	30.0	376,709	513,615	890,324	949,245	1,839,569	1,222,957	3,062,526	49.9	49.5
F	50.0	544,809	727,590	1,272,399	493,223	1,765,622	686,729	2,452,351	69.8	68.4
G	70.0	899,307	852,645	1,751,952	397,251	2,149,203	912,247	3,061,450	99.9	99.3
H	100.0	10,083,287	6,562,414	16,645,701	6,760,151	23,405,852	-	23,405,852	100.0	100.0
Subtotal		12,034,115	8,972,497	21,006,612	9,374,821	30,381,433	4,789,908	35,171,341	72.8	80.5
Total in 2016		12,175,886	9,007,518	21,183,404	11,651,388	32,834,792	7,491,252	40,326,044	10.1
%		30.2	22.3	52.5	28.9	81.4	18.6	100.0
Total in 2015		7,115,407	6,428,765	13,544,172	8,637,698	22,181,870	6,408,451	28,590,321		7.8
%		24.9	22.5	47.4	30.2	77.6	22.4	100.0

(1)  Percentage of existing provision in relation to total portfolio, by level of risk; and

(2)  On September 30, 2016, it includes a provision for guarantees provided, comprising sureties, letters of credit and standby letter of credit, which is presented here within the balance for excess provision, and totals R$2,268,685 thousand (R$717,537 thousand in 2015) (Note 20b).

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Notes to the Consolidated Financial Statements

g) Changes in allowance for loan losses

	Accrued on September 30 - R$ thousand
	2016	2015
Opening balance	29,416,600	23,068,867
- Specific provision (1)	14,400,825	11,931,414
- Generic provision (2)	8,607,047	7,131,452
- Excess provision (3) (4)	6,408,728	4,006,001
Additions (Note 10h-1)	19,143,053	16,136,340
Net write-offs/other	(15,506,922)	(10,614,886)
Balance originating from an acquired institution (5)	7,273,313	-
Closing balance	40,326,044	28,590,321
- Specific provision (1)	21,183,404	13,544,172
- Generic provision (2)	11,651,388	8,637,698
- Excess provision (3) (4)	7,491,252	6,408,451

(1)  For contracts with installments past due for more than 14 days;

(2)  Recorded based on the customer/transaction classification and therefore not included in the preceding item;

(3)  The additional provision is recorded based on Management’s experience and the expectation in relation to the loan portfolio, to determine the total provision deemed sufficient to cover specific and general credit risk, when considered together with the provision calculated based on levels of risk and the corresponding minimum percentage in the provision established by Resolution No. 2,682/99. The excess provision per customer was classified according to the level of risk in Note 10f;

(4)  On September 30, 2016, it includes the provision for guarantees provided, comprising sureties, letters of credit and standby letter of credit, which is presented here within the balance for excess provision, and totals R$2,268,685 thousand (R$717,537 thousand in 2015) (Note 20b): and

(5)  Represented by HSBC Brasil (Note 35f).

h) Allowance for Loan Losses expense net of amounts recovered

Expenses with the allowance for loan losses, net of credit write-offs recovered, are as follows.

	Accrued on September 30 - R$ thousand
	2016	2015
Amount recorded (1)	19,143,053	16,136,340
Amount recovered (2)	(3,769,131)	(2,997,881)
Allowance for Loan Losses expense net of amounts recovered	15,373,922	13,138,459

(1)  In the accrued of  September 30, 2016, includes amount recorded of the provision of guarantees offered, comprising sureties, guarantees, letters of credit and standby letter of credit, which are presented in the “excess” provision, totaling R$1,175,348 thousand (R$295,942 thousand in 2015); and

(2)  Classified in income from loans (Note 10j).

i) Changes in the renegotiated portfolio

	Accrued on September 30 - R$ thousand
	2016	2015
Opening balance	12,728,723	10,775,621
Amount renegotiated	12,264,845	9,740,402
Amount received	(5,450,169)	(5,303,918)
Write-offs	(3,764,538)	(3,122,594)
Closing balance	15,778,861	12,089,511
Allowance for loan losses	10,278,115	7,759,456
Percentage on renegotiated portfolio	65.1%	64.2%

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j) Income from loans and leasing

	Accrued on September 30 - R$ thousand
	2016	2015
Discounted trade receivables and loans	37,455,337	33,908,088
Financing	12,338,399	11,474,862
Agricultural and agribusiness loans	1,388,721	1,123,543
Subtotal	51,182,457	46,506,493
Recovery of credits charged-off as losses	3,769,131	2,997,881
Subtotal	54,951,588	49,504,374
Leasing, net of expenses	275,414	399,397
Total	55,227,002	49,903,771

11)    OTHER RECEIVABLES

a)      Foreign exchange portfolio

Balances

	On September 30 - R$ thousand
	2016	2015
Assets – other receivables
Exchange purchases pending settlement	15,654,047	16,404,870
Term foreign exchange transactions and documents in foreign currencies	24,807	-
Exchange sale receivables	8,189,562	6,566,414
(-) Advances in domestic currency received	(285,166)	(710,767)
Income receivable on advances granted	172,465	104,693
Total	23,755,715	22,365,210
Liabilities – other liabilities
Exchange sales pending settlement	7,741,507	6,524,192
Exchange purchase payables	16,433,225	14,044,835
(-) Advances on foreign exchange contracts	(10,079,213)	(8,273,205)
Other	11,644	6,272
Total	14,107,163	12,302,094
Net foreign exchange portfolio	9,648,552	10,063,116
Off-balance-sheet accounts:
- Loans available for import	358,636	345,790
- Confirmed exports loans	127,120	70,490

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Notes to the Consolidated Financial Statements

Foreign exchange results

Adjusted foreign exchange results for presentation purposes

	Accrued on September 30 - R$ thousand
	2016	2015
Foreign exchange income	(2,793,407)	5,280,816
Adjustments:
- Income on foreign currency financing (1)	93,326	345,040
- Income on export financing (1)	1,745,095	1,355,936
- Income on foreign investments (2)	3,724	60,409
- Expenses of liabilities with foreign bankers (3) (Note 17c)	(1,834)	(2,479,878)
- Funding expenses (4)	(1,246,987)	(788,449)
- Other (5)	4,162,805	(2,928,324)
Total adjustments	4,756,129	(4,435,266)
Adjusted foreign exchange income	1,962,722	845,550

(1)   Recognized in “Income from loans”;

(2)   Recognized in “Income from operations with securities”;

(3)   Related to funds for financing of advances on foreign exchange contracts and import financing, recognized in “Borrowing and on-lending expenses”;

(4)   Refers to funding expenses of investments in foreign exchange; and

(5)   Primarily includes the exchange rate variations of resources invested in foreign currency.

b)   Sundry

	On September 30 - R$ thousand
	2016	2015
Deferred tax assets (Note 34c)	50,170,517	51,943,774
Credit card operations	23,974,916	18,953,047
Debtors for escrow deposits	16,039,251	11,984,695
Trade and credit receivables (1)	10,073,455	3,403,322
Prepaid taxes	7,912,891	6,035,111
Other debtors	3,250,804	3,146,356
Payments to be reimbursed	1,206,082	669,627
Receivables from sale of assets	98,162	103,496
Other	665,219	427,187
Total	113,391,297	96,666,615

(1)   Primarily includes receivables from the acquisition of loans and advances on receivables.

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12)    OTHER ASSETS

a)     Foreclosed assets/other

	On September 30 - R$ thousand
	Cost	Provision for losses	Cost net of provision
			2016	2015
Real estate	1,454,990	(233,177)	1,221,813	907,820
Vehicles and similar	682,479	(364,476)	318,003	257,059
Goods subject to special conditions	552,559	(552,559)	-	-
Inventories/warehouse	42,870	-	42,870	62,313
Machinery and equipment	28,491	(18,714)	9,777	6,215
Other	26,315	(19,027)	7,288	5,949
Total in 2016	2,787,704	(1,187,953)	1,599,751
Total in 2015	2,015,295	(775,939)		1,239,356

b)    Prepaid expenses

	On September 30 - R$ thousand
	2016	2015
Deferred insurance acquisition costs (1)	2,048,874	2,024,147
Commission on the placement of loans and financing (2)	509,633	881,241
Advertising and marketing expenses (3)	53,343	63,815
Other (4)	1,291,477	459,223
Total	3,903,327	3,428,426

(1)    Commissions paid to brokers and representatives on sale of insurance, pension plans and capitalization bond products;

(2)    Commissions paid to storeowners, car dealers and correspondent banks – payroll-deductible loans;

(3)    Prepaid expenses of future advertising and marketing campaigns on media; and

(4)    It includes, principally, (i) anticipation of commissions concerning the operational agreement to offer credit cards and other products and (ii) card issue costs.

13)    INVESTMENTS

a)      Composition of investments in the consolidated financial statements

Associates and Jointly Controlled Companies	On September 30 - R$ thousand
	2016	2015
- Cielo S.A.	3,762,320	3,012,847
- Elo Participações S.A. (1)	935,665	775,309
- IRB-Brasil Resseguros S.A.	626,990	610,920
- Fleury S.A.	523,113	177,809
- Fidelity Processadora e Serviços S.A. (2)	-	304,550
- Aquarius Participações S.A. (2)	309,480	-
- Haitong Banco de Investimento do Brasil S.A.	130,967	131,797
- Integritas Participações S.A. (3)	-	497,339
- Others	379,236	313,778
Total investment in Associates and Jointly Controlled Companies – in Brazil and Overseas	6,667,771	5,824,349
- Tax incentives	234,717	234,717
- Other investments	169,872	155,246
Provision for:
- Tax incentives	(207,933)	(207,733)
- Other investments	(46,895)	(42,931)
Total investments	6,817,532	5,963,648

(1)    A jointly-owned, parent company of Cia. Brasileira de Soluções e Serviços - Alelo, which acquired, through its subsidiaries, 100% of Banco CBSS S.A., whereby the only portion corresponding to the divestiture of third party shares is recognized as the income for the period;

(2)    In January 2016, Aquarius Participações S.A. was endowed with the contribution of the investment of Fidelity Processadora e Serviços S.A.; and

(3)    Company incorporated by Bradseg Participações S.A. in October 2015.

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b)      The income/expense from the equity method accounting of investments was recorded in the income statement, under “Equity in the Earnings (Losses) of Unconsolidated and Jointly Controlled Companies”, and correspond in the accrued of September 30, 2016 to R$1,262,054 thousand (R$1,005,783 thousand in 2015).

Companies	Accrued on September 30 - R$ thousand
	Capital Stock	Shareholders’ equity adjusted	Number of shares/ quotas held (in thousands)		Equity interest consolidated on capital stock	Adjusted income	Equity accounting adjustments (1)
			ON	PN			2016	2015
- Elo Participações S.A. (2)	800,227	1,870,956	372	-	50.01%	329,392	164,729	187,105
- IRB-Brasil Resseguros S.A. (3)	1,453,080	3,056,997	63,727	-	20.51%	461,745	94,704	53,097
- Aquarius Participações S.A. (4)	647,671	631,592	254,110	-	49.00%	93,618	45,873	-
- Haitong Banco de Investimento do Brasil S.A.	420,000	654,835	12,734	12,734	20.00%	14,590	2,918	(6,146)
- Fidelity Processadora e Serviços S.A. (4)	-	-	-	-	-	-	-	46,015
- Integritas Participações S.A. (5)	-	-	-	-	-	-	-	4,778
- Others (6)	-	-	-	-	-	-	953,830	720,934
Equity in the earnings (losses) of unconsolidated and jointly controlled companies							1,262,054	1,005,783

(1)    The adjustment considers income calculated periodically by the companies and includes equity variations recorded by the investees not recognized in profit or loss, as well as alignment of accounting practice adjustments, where applicable;

(2)    Investment in jointly controlled companies;

(3)    Based on financial information from the previous month;

(4)    In January 2016, Aquarius Participações S.A. was capitalized by with the contribution of the investment of Fidelity Processadora e Serviços S.A.;

(5)    Company incorporated by Bradseg Participações S.A. in October 2015; and

(6)    Includes, primarily, the adjustments resulting from the assessment by the equity equivalence method in public company (Cielo S.A. and Fleury S.A.).

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Notes to the Consolidated Financial Statements

14)    PREMISES AND EQUIPMENT

	On September 30 - R$ thousand
	Annual rate	Cost	Depreciation	Cost net of depreciation
				2016	2015
Property and equipment:
- Buildings	4%	1,864,627	(654,010)	1,210,617	571,378
- Land	-	863,550	-	863,550	448,018
Facilities, furniture and premises and equipment	10%	5,137,784	(2,660,691)	2,477,093	1,923,111
Security and communication systems	10%	390,695	(257,166)	133,529	82,423
Data processing systems	20 to 40%	5,958,541	(4,127,899)	1,830,642	1,233,244
Transportation systems	20%	104,832	(42,643)	62,189	43,885
Fixed Assets in course	-	118,438	-	118,438	417,800
Total in 2016		14,438,467	(7,742,409)	6,696,058	-
Total in 2015		11,524,191	(6,804,332)		4,719,859

The fixed assets to shareholders’ equity ratio is 44.4% when considering only the companies and payment institutions within the economic group (the “Prudential Conglomerate”), where the maximum limit is 50.0%.

15)    INTANGIBLE ASSETS

a)   Goodwill

The goodwill recorded from investment acquisitions totaled R$11,795,842 thousand, net of accumulated amortization, as applicable, of which: (i) R$1,574,161 thousand recorded in ‘Permanent Assets – Investments’ represents the acquisition of shares of affiliates and of jointly controlled companies (Cielo/Fleury), which will be amortized as realized; and (ii) R$10,221,681 thousand represented by the acquisition of shares of subsidiaries/shared control, represented by the future profitability/client portfolio, which is amortized in up to twenty years, net of accrued amortizations, if applicable, recorded in Fixed Assets – Intangible Assets.

In the accrued of September 30, 2016, goodwill was amortized totaling R$523,805 thousand (R$97,577 thousand in 2015) (Note 29).

b)   Intangible assets

Acquired intangible assets consist of:

	On September 30 - R$ thousand
	Rate of Amortization (1)	Cost	Amortization	Cost net of amortization
				2016	2015
Acquisition of financial services rights	Contract	5,978,492	(3,571,576)	2,406,916	1,572,785
Software (2)	20%	10,625,386	(6,496,000)	4,129,386	3,783,158
Goodwill (3)	Up to 20%	11,502,631	(1,280,950)	10,221,681	1,120,148
Other	Contract	718,724	(669,192)	49,532	277,782
Total in 2016		28,825,233	(12,017,718)	16,807,515
Total in 2015		16,086,718	(9,332,845)		6,753,873

(1)   Intangible assets are amortized over an estimated period of economic benefit and recognized in “other administrative expenses” and “other operating expenses”, where applicable;

(2)   Software acquired and/or developed by specialized companies; and

(3)   Mainly composed of goodwill on the acquisition of equity interest in Bradescard - R$663,514 thousand, Odontoprev - R$137,791 thousand, Bradescard Mexico - R$18,521 thousand, Europ Assistance - R$7,395 thousand and Bradesco BBI S.A. - R$133,125 thousand; and HSBC Brasil - R$9,222,757 thousand.

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c)   Changes in intangible assets by type

	On September 30 - R$ thousand
	Initial balance	Balance originating from an acquired institution (1)	Additions / (reductions)	Amortization for the period	Final balance
Acquisition of financial services rights	2,260,033	264,349	578,544	(696,010)	2,406,916
Software	3,639,824	288,826	955,594	(754,858)	4,129,386
Goodwill – Future profitability	1,095,877	5,420,229	440	(351,191)	6,165,355
Goodwill – Based on intangible assets and other reasons	-	3,374,460	-	(184,865)	3,189,595
Goodwill – Difference in market value of assets	-	854,480	-	12,251	866,731
Other	76,788	4,840	92,831	(124,927)	49,532
Total in 2016	7,072,522	10,207,184	1,627,409	(2,099,600)	16,807,515
Total in 2015	7,272,161	-	1,093,289	(1,611,577)	6,753,873

(1) HSBC Brasil (Note 35f).

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16)    DEPOSITS, SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND FUNDS FROM ISSUANCE OF SECURITIES

a)   Deposits

	On September 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2016	2015
● Demand deposits (1)	32,678,904	-	-	-	32,678,904	24,312,849
● Savings deposits (1)	93,289,392	-	-	-	93,289,392	89,616,088
● Interbank deposits	220,992	451,621	19,991	63,249	755,853	1,016,972
● Time deposits (2)	9,253,297	19,543,090	13,261,919	71,172,485	113,230,791	88,761,921
Total in 2016	135,442,585	19,994,711	13,281,910	71,235,734	239,954,940
%	56.5	8.3	5.5	29.7	100.0
Total in 2015	133,140,510	17,754,825	11,144,509	41,667,986		203,707,830
%	65.3	8.7	5.5	20.5		100.0

(1)     Classified as 1 to 30 days, not considering average historical turnover; and

(2)     Considers the actual maturities of investments.

b)   Securities sold under agreements to repurchase

	On September 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2016	2015
Own portfolio	31,756,708	35,192,982	9,065,465	37,957,544	113,972,699	99,341,199
● Government securities	22,829,910	183,945	30,765	5,567	23,050,187	26,940,160
● Debentures of own issuance	2,414,298	34,170,176	9,034,700	36,733,246	82,352,420	65,824,395
● Foreign	6,512,500	838,861	-	1,218,731	8,570,092	6,576,644
Third-party portfolio (1)	118,339,819	-	-	-	118,339,819	110,225,186
Unrestricted portfolio (1)	8,498,673	853,852	-	-	9,352,525	604,262
Total in 2016	158,595,200	36,046,834	9,065,465	37,957,544	241,665,043
%	65.6	14.9	3.8	15.7	100.0
Total in 2015	143,780,684	38,434,829	10,907,341	17,047,793		210,170,647
%	68.4	18.3	5.2	8.1		100.0

(1)     Represented by government securities.

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c)   Funds from issuance of securities

	On September 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2016	2015
Securities – Brazil:
- Financial bills	4,559,972	24,183,416	33,119,593	49,021,697	110,884,678	74,627,046
- Letters of credit for real estate	1,428,970	5,056,412	13,730,867	7,990,579	28,206,828	18,988,409
- Letters of credit for agribusiness	1,282,585	2,940,116	2,383,524	1,564,932	8,171,157	7,139,093
- Mortgage bonds	-	-	-	-	-	53,331
Subtotal	7,271,527	32,179,944	49,233,984	58,577,208	147,262,663	100,807,879
Securities – Overseas:
- Securitization of future flow of money orders received from overseas	10,459	484,734	377,950	2,414,461	3,287,604	2,835,188
- MTN Program Issues (1)	29,600	2,561,809	33,925	179,501	2,804,835	6,863,957
- Obligations through securities abroad	-	115,257	-	9,561	124,818	-
- Issuance costs	-	-	-	(30,390)	(30,390)	(15,017)
- Certificate of Deposit	-	115,257	-	9,561	124,818	-
Subtotal	40,059	3,161,800	411,875	2,573,133	6,186,867	9,684,128
Structured operations certificates	36,304	226,899	223,515	39,672	526,390	494,283
Total in 2016	7,347,890	35,568,643	49,869,374	61,190,013	153,975,920
%	4.8	23.1	32.4	39.7	100.0
Total in 2015	2,567,214	21,359,905	24,495,138	62,564,033		110,986,290
%	2.3	19.2	22.1	56.4		100.0

(1)   Issuance of securities on the international market to invest in foreign exchange transactions, pre-export financing, import financing and working capital financing, predominately in the medium and long term.

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Notes to the Consolidated Financial Statements

d)   Cost for market funding and inflation and interest adjustments of technical provisions for insurance, pension plans and capitalization bonds

	Accrued on September 30 - R$ thousand
	2016	2015
Savings deposits	4,986,138	4,786,609
Time deposits	6,181,838	7,082,560
Securities sold under agreements to repurchase	19,912,050	17,831,996
Funds from of securities issued	16,582,655	9,408,190
Other funding expenses	351,301	368,025
Subtotal	48,013,982	39,477,380
Cost for inflation and interest adjustment of technical provisions of insurance, pension plans and capitalization bonds	16,242,904	10,975,830
Total	64,256,886	50,453,210

17)    BORROWING AND ON-LENDING

a)  Borrowing

	On September 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2016	2015
In Brazil	7,126	-	-	26,760	33,886	18,175
– Official Institutions	-	-	-	4,181	4,181	-
– Other Institutions	7,126	-	-	22,579	29,705	18,175
Overseas	2,730,044	13,717,771	6,838,896	2,498,567	25,785,278	32,164,875
Total in 2016	2,737,170	13,717,771	6,838,896	2,525,327	25,819,164
%	10.6	53.1	26.5	9.8	100.0
Total in 2015	3,411,722	13,237,113	8,098,348	7,435,867		32,183,050
%	10.6	41.1	25.2	23.1		100.0

b)  On-lending

	On September 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2016	2015
In Brazil	1,054,448	4,546,064	5,788,751	25,596,413	36,985,676	37,468,137
- FINAME	781,108	3,143,188	3,733,840	15,230,136	22,888,272	26,510,035
- BNDES	273,045	1,402,876	1,828,400	10,366,277	13,870,598	10,799,504
- National Treasury	-	-	225,206	-	225,206	145,419
- Other institutions	295	-	1,305	-	1,600	13,179
Overseas	-	-	-	-	-	2,419
Total in 2016	1,054,448	4,546,064	5,788,751	25,596,413	36,985,676
%	2.9	12.3	15.7	69.1	100.0
Total in 2015	1,152,180	5,676,905	5,650,518	24,990,953		37,470,556
%	3.1	15.2	15.1	66.6		100.0

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c)     Borrowing and on-lending expenses

	Accrued on September 30 - R$ thousand
	2016	2015
Borrowing:
- In Brazil	507,238	243,923
- Overseas	(11,457,132)	25,809,627
- Exchange variation from assets and liabilities overseas	5,854,903	(13,622,270)
Subtotal borrowing	(5,094,991)	12,431,280
On-lending in Brazil:
- BNDES	725,314	553,942
- FINAME	480,433	683,995
- National Treasury	9,328	3,739
- Other institutions	77	1,121
On-lending overseas:
- Other expenses with foreign on-lending	4,486	141
- Payables to foreign bankers (Note 11a)	1,834	2,479,878
Subtotal on-lending	1,221,472	3,722,816
Total	(3,873,519)	16,154,096

18)    PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL LIABILITIES – TAX AND SOCIAL SECURITY

a)   Contingent assets

Contingent assets are not recognized in the financial statements. However, there are ongoing proceedings where the chance of success is considered probable, such as: a) Social Integration Program (PIS), Bradesco has made a claim to offset PIS against Gross Operating Income, paid under Decree-Laws No. 2,445/88 and No. 2,449/88, regarding the payment that exceeded the amount due under Supplementary Law No. 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts paid.

b)   Provisions classified as probable losses and legal obligations – tax and social security

The Organization is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Management recorded provisions where, based on their opinion and that of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, the loss is deemed probable.

Management considers that the provision is sufficient to cover the future losses generated by the respective lawsuits.

Provisions related to legal obligations are maintained until the conclusion of the lawsuit, represented by judicial decisions with no further appeals or due to the statute of limitation.

               I -   Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, most significantly for unpaid “overtime”, pursuant to Article 224 of the Consolidation of Labor Laws (CLT). In proceedings in which a judicial deposit is used to guarantee the execution of the judgment, the labor provision is made considering the estimated loss of these deposits. For proceedings with similar characteristics and for which there has been no official court decision, the provision is recorded based on the average calculated value of payments made for labor complaints settled in the past 12 months; and for proceedings originating from acquired banks, with unique characteristics, the calculation and assessment of the required balance is conducted periodically, based on the updated recent loss history.

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Notes to the Consolidated Financial Statements

Overtime is monitored by using electronic time cards and paid regularly during the employment contract and, accordingly, the claims filed by former employees do not represent significant amounts.

              II -   Civil claims

These are claims for pain and suffering and property damages, mainly relating to protests, returned checks, the inclusion of information about debtors in the credit restriction registry and the replacement of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually controlled using a computer-based system and provisioned whenever the loss is deemed as probable, considering the opinion of Management and their legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts.

Most of these lawsuits are brought to the Special Civil Court (JEC), in which the claims are limited to 40 times the minimum wage and do not have a significant impact on  the Organization’s financial position.

There are a significant number of legal claims pleading alleged differences in adjustment for inflation on savings account balances due to the implementation of economic plans that were part of the federal government’s economic policy to reduce inflation in the ‘80s and ‘90s.

Although Bradesco complied with the law and regulation in force at the time, these lawsuits have been recorded in provisions, taking into consideration the claims where the Bank is the defendant and the perspective of loss, which is considered after the analysis of each demand, based on the current decision of the Superior Court of Justice (STJ).

Note that, regarding disputes relating to economic plans, the Federal Supreme Court (STF) suspended the prosecution of all lawsuits at the cognizance stage, until the Court issues a final decision on the right under litigation.

             III -   Legal obligations – provision for tax risks

The Organization is disputing the legality and constitutionality of certain taxes and contributions in court, for which provisions have been recorded in full, although there is a good chance of a favorable outcome, based on the opinion of Management and their legal counsel. The processing of these legal obligations and the provisions for cases for which the risk of loss is deemed as probable is regularly monitored in the legal court. During or after the conclusion of each case, a favorable outcome may arise for the Organization, resulting in the reversal of the related provisions.

The main cases are:

-          PIS and COFINS – R$2,271,887 thousand (R$2,065,189 thousand in 2015): a request for authorization to calculate and pay PIS and COFINS based on effective billing, as set forth in Article 2 of Supplementary Law No. 70/91, removing from the calculation base the unconstitutional inclusion of other revenues other than those billed;

-          INSS Autonomous Brokers – R$867,066 thousand (R$1,723,904 thousand in 2015): The Bradesco Organization is questioning the charging of social security contribution on remunerations paid to third-party service providers, established by Supplementary Law No. 84/96 and subsequent regulations/amendments, at 20.0% with an additional 2.5%, on the grounds that services are not provided to insurance companies but to policyholders, thus being outside the scope of such a contribution as provided for in item I, Article 22 of Law No. 8,212/91, as new wording in Law No. 9,876/99;

-          IRPJ/CSLL on losses of credits – R$1,797,873 thousand (R$2,156,067 thousand in 2015): we are requesting to deduct from income tax and social contributions payable (IRPJ and CSLL, respectively) amounts of actual and definite loan losses related to unconditional discounts granted during collections, regardless of compliance with the terms and conditions provided for in Articles 9 to 14 of Law No. 9,430/96 that only apply to temporary losses;

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Notes to the Consolidated Financial Statements

-          PIS – EC 17/97 – R$240,152 thousand (R$231,455 thousand in 2015): The Bradesco Organization, for the period from July 1997 to February 1998, is requesting to calculate and pay PIS contributions as established by LC 07/70 (PIS Repique) and not as established by EC 17/97 (PIS on Gross Operating Income);

-          PIS – R$336,423 thousand (R$322,505 thousand in 2015): The Bradesco Organization is requesting authorization to offset overpaid amounts in 1994 and 1995 as PIS contribution, already compensated, provisioned upon granting of the preliminary injunction, corresponding to the surplus paid over that calculated on the tax base established in the Constitution, i.e., gross operating income, as defined in the income tax legislation set out in Article 44 of Law No. 4,506/64, which excludes interest income; and

-          Pension Contributions – R$1,148,300 thousand (R$1,059,482 thousand in 2015): official notifications related to the pension contributions on financial contributions in private pension plans, considered by the authorities to be compensatory sums subject to the incidence of pension contributions and to an isolated fine for not withholding IRRF on the financial contributions.

In general, the provisions relating to lawsuits are classified as non-current, due to the unpredictability of the duration of the proceedings in the Brazilian justice system. For this reason, the estimate has not been disclosed with relation to the specific year in which these lawsuits will be closed.

            IV -   Provisions by nature

	On September 30 - R$ thousand
	2016	2015
Labor claims	4,948,293	2,985,142
Civil claims	4,826,060	4,127,854
Subtotal (1)	9,774,353	7,112,996
Provision for tax risks (2)	8,718,162	8,162,756
Total	18,492,515	15,275,752

(1)    Note 20b; and

(2)    Classified under “Other liabilities - tax and social security” (Note 20a).

              V -   Changes in provisions

	R$ thousand
	2016
	Labor	Civil	Tax (1) (2)
Balance on December 31, 2015	3,048,442	4,202,950	8,112,925
Adjustment for inflation	327,567	302,918	542,158
Provisions, net of (reversals and write-offs)	654,516	845,873	(544,829)
Balance originating from an acquired institution (3)	1,684,370	544,997	703,967
Payments	(766,602)	(1,070,678)	(96,059)
Balance on September 30, 2016	4,948,293	4,826,060	8,718,162

(1)    Mainly include legal liabilities;

(2)    In the third quarter of 2016, there was a reversal of a provision relating to the process of INSS of the self-employed of the Bradesco Saúde subsidiary, in the amount of R$1,081,528 thousand; and

(3)    HSCB Brasil (Note 35f).

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Notes to the Consolidated Financial Statements

c)   Contingent liabilities classified as possible losses

The Organization maintains a system to monitor all administrative and judicial proceedings in which the institution is plaintiff or defendant and, based on the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recorded as a liability in the financial statements. The main proceedings in this category are the following: a) leasing companies’ Tax on Services of any Nature (ISSQN), total lawsuits correspond to R$2,224,386 thousand (R$1,871,554 thousand in 2015) which relates to the municipal tax demands from municipalities other than those in which the company is located and where, under law, tax is collected; b) 2006 to 2010 income tax and social contribution, relating to goodwill amortization being disallowed on the acquisition of investments, for the amount of R$5,481,428 thousand (R$4,754,555 thousand in 2015); c) Notifications and disallowances of compensations of PIS and Cofins related to the unconstitutional extension of the basis of calculation intended for other income other than the billing (Law No 9,718/98), from acquired companies, amounting to R$1,174,746 thousand; d) IRPJ and CSLL deficiency notice relating to the disallowance of loan loss deductions, for the amount of R$1,102,111 thousand (R$1,175,066 thousand in 2015); e) IRPJ and CSLL deficiency note relating to disallowance of exclusions of revenues from the mark-to-market of securities from 2007 to 2010, and differences in depreciation and operating expenses and income, amounting to R$970,714 thousand (R$888,714 thousand in 2015); and f) IRPJ and CSLL deficiency note, amounting to R$450,554 thousand (R$411,392 thousand in 2015) relating to profit of subsidiaries based overseas, for the calendar years of 2008 and 2009.

19)    SUBORDINATED DEBT

	On September 30 - R$ thousand
	Original term in years	Amount of the operation	2016	2015
In Brazil:
Subordinated CDB:
2015 (1)	6	-	-	15,637
2016 (2)	6	-	-	1,079
2019	10	20,000	54,809	46,711
2016 (3)	10	500,000	1,451,942	-
Financial bills:
2016 (2)	6	80,879	174,126	186,654
2017	6	8,630,999	10,772,362	10,169,563
2018	6	8,262,799	9,839,884	9,399,725
2019	6	21,858	32,685	28,810
2017	7	40,100	93,253	80,905
2018	7	141,050	286,854	243,310
2019	7	3,172,835	3,523,648	3,450,943
2020	7	1,700	2,569	2,263
2022 (4)	7	4,305,011	4,896,709	-
2023 (5)	7	1,359,452	1,470,325	-
2018	8	50,000	109,389	92,175
2019	8	12,735	24,516	21,430
2020	8	28,556	48,206	41,943
2021	8	1,236	1,866	1,649
2023 (4)	8	1,706,846	1,944,376	-
2024 (5)	8	104,334	106,752	-
2021	9	7,000	11,402	9,846
2024 (4)	9	4,924	5,601	-
2025 (5)	9	219,956	224,430	-
2021	10	19,200	36,404	31,414
2022	10	54,143	89,326	78,230

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Notes to the Consolidated Financial Statements

	On September 30 - R$ thousand
	Original term in years	Amount of the operation	2016	2015
2023	10	688,064	993,824	887,542
2025 (4)	10	284,137	331,521	-
2026 (5)	10	360,096	379,749	-
2026 (4)	11	3,400	3,876	-
2027 (5)	11	15,648	15,868	-
Perpetual (4)	-	5,000,000	5,679,049	-
CDB pegged to loans:
2016 (2)	1	-	-	1,683
Subtotal in Brazil			42,605,321	24,791,512
Overseas:
2019	10	1,333,575	2,435,563	2,980,233
2021	11	2,766,650	5,243,150	6,415,287
2022	10	1,886,720	3,578,649	4,377,669
Issuance costs on funding			(19,140)	(29,629)
Subtotal overseas			11,238,222	13,743,560
Total (6)			53,843,543	38,535,072

(1)  Subordinated debt transactions that matured in 2015;

(2)  Subordinated debt transactions that matured in 2016;

(3)  Subordinated debt transactions from an acquired institution (HSBC Brasil);

(4)  New issues of financial letters in October, November and December 2015, referring to subordinate debts were recorded under the heading "Eligible Debt Capital Instruments", which in November of 2016 were authorized by Bacen to compose the tier I capital;

(5)  New issues of financial letters from January to September 2016, referring to subordinate debts were recorded under the heading "Eligible Debt Capital Instruments"; and

(6)  It includes the amount of R$15,058,256 thousand, referring to subordinate debts recorded in “Eligible Debt Capital Instruments”.

20)    OTHER LIABILITIES

a)   Tax and social security

	On September 30 - R$ thousand
	2016	2015
Provision for tax risk (Note 18b IV)	8,718,162	8,162,756
Provision for deferred income tax (Note 34f)	3,924,081	3,198,318
Taxes and contributions on profit payable	2,394,676	2,994,613
Taxes and contributions payable	1,170,997	931,299
Total	16,207,916	15,286,986

b)   Sundry

	On September 30 - R$ thousand
	2016	2015
Credit card operations	21,890,892	17,360,407
Sundry creditors (1)	6,831,579	6,017,742
Civil and labor provisions (Note 18b IV)	9,774,353	7,112,996
Loan assignment obligations	8,221,498	7,366,427
Provision for payments	7,914,851	6,510,247
Liabilities for acquisition of assets and rights	808,123	738,416
Obligations by quotas of investment funds	443,017	189,738
Other (2)	5,171,996	2,887,519
Total	61,056,309	48,183,492

(1)   Includes provision for contingent liabilities, originating from obligations for transfer of credits, totaling R$200,442 thousand (R$558,010 thousand in 2015) (Note 29); and

(2)   Includes provision for guarantees provided, comprising sureties, letters of credit and standby letter of credit, which is presented here within the balance for excess provision, totaling R$2,268,685 thousand (R$717,537 thousand in 2015) (Notes 10g and 29).

Bradesco     153

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Notes to the Consolidated Financial Statements

21)    INSURANCE, PENSION PLANS AND CAPITALIZATION BONDS

a)   Technical provisions by account

	On September 30 - R$ thousand
	Insurance (1)		Life and pension plans (2)		Capitalization bonds		Total
	2016	2015	2016	2015	2016	2015	2016	2015
Current and long-term liabilities
Mathematical reserve for unvested benefits	898,000	836,013	174,766,953	134,382,188	-	-	175,664,953	135,218,201
Mathematical reserve for vested benefits	210,678	178,891	8,909,995	7,441,009	-	-	9,120,673	7,619,900
Mathematical reserve for capitalization bonds	-	-	-	-	6,561,502	6,162,057	6,561,502	6,162,057
Reserve for claims incurred but not reported (IBNR)	2,737,449	2,477,908	1,221,699	882,214	-	-	3,959,148	3,360,122
Unearned premium reserve	4,312,119	4,247,886	683,528	320,632	-	-	4,995,647	4,568,518
Complementary reserve for coverage	-	-	1,085,223	1,679,647	-	-	1,085,223	1,679,647
Reserve for unsettled claims	4,764,483	4,216,704	1,733,691	1,330,113	-	-	6,498,174	5,546,817
Reserve for financial surplus	-	-	561,378	484,958	-	-	561,378	484,958
Reserve for draws and redemptions	-	-	-	-	811,783	728,934	811,783	728,934
Other reserves	2,053,897	1,365,979	2,199,031	1,800,684	96,396	93,488	4,349,324	3,260,151
Total reserves	14,976,626	13,323,381	191,161,498	148,321,445	7,469,681	6,984,479	213,607,805	168,629,305

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Notes to the Consolidated Financial Statements

b)   Guarantees for technical provisions

	On September 30 - R$ thousand
	Insurance		Life and pension plans		Capitalization bonds		Total
	2016	2015	2016	2015	2016	2015	2016	2015
Total technical provisions	14,976,626	13,323,381	191,161,498	148,321,445	7,469,681	6,984,479	213,607,805	168,629,305
(-) Commercialization surcharge – extended warranty	(231,294)	(289,889)	-	-	-	-	(231,294)	(289,889)
(-) Portion corresponding to contracted reinsurance	(979,043)	(919,559)	(42,423)	(13,631)	-	-	(1,021,466)	(933,190)
(-) Deposits retained at IRB and court deposits	(1,772)	(2,318)	(18,404)	-	-	-	(20,176)	(2,318)
(-) Receivables	(1,057,624)	(969,829)	-	-	-	-	(1,057,624)	(969,829)
(-) Unearned premium reserve – Health Insurance (3)	(1,171,100)	(1,070,172)	-	-	-	-	(1,171,100)	(1,070,172)
(-) Reserves from DPVAT agreements	(459,896)	(323,650)	-	-	-	-	(459,896)	(323,650)
To be insured	11,075,897	9,747,964	191,100,671	148,307,814	7,469,681	6,984,479	209,646,249	165,040,257

Investment fund quotas (VGBL and PGBL)	-	-	158,694,731	120,161,866	-	-	158,694,731	120,161,866
Investment fund quotas (excluding VGBL and PGBL)	7,044,739	5,605,602	21,285,641	17,875,350	3,978,967	1,297,337	32,309,347	24,778,289
Government securities	5,765,227	5,250,702	15,487,206	12,078,997	4,366,355	6,033,636	25,618,788	23,363,335
Shares	2,892	1,846	1,723,911	1,164,243	-	66,177	1,726,803	1,232,266
Private securities	111,335	104,079	168,849	171,937	42,620	41,339	322,804	317,355
Total technical provision guarantees	12,924,193	10,962,229	197,360,338	151,452,393	8,387,942	7,438,489	218,672,473	169,853,111

(1)  “Other reserves” - Insurance primarily refers to technical provisions of the “personal health” portfolio;

(2)  “Other reserves” - Life and Pension Plan mainly includes the “Reserve for redemption and other amounts to be settled”, “Reserve for related expenses”; and

(3)  Deduction set forth in Article 4 of ANS Normative Resolution No. 392/15.

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Notes to the Consolidated Financial Statements

c)   Insurance, pension plan contribution and capitalization bond retained premiums

	Accrued on September 30 - R$ thousand
	2016	2015
Written premiums	25,657,896	22,837,234
Pension plan contributions (including VGBL)	20,404,798	18,740,297
Capitalization bond income	4,346,880	4,138,193
Granted coinsurance premiums	(48,795)	(67,086)
Refunded premiums	(410,814)	(166,888)
Net written premiums	49,949,965	45,481,750
Reinsurance premiums	(235,641)	(238,948)
Insurance, pension plan and capitalization bond retained premiums	49,714,324	45,242,802

22)    NON-CONTROLLING INTERESTS IN SUBSIDIARIES

	On September 30 - R$ thousand
	2016	2015
Banco Bradesco BBI S.A.	16,451	13,983
Other (1)	419,610	373,639
Total	436,061	387,622

(1)    Primarily relates to the non-controlling interest in the subsidiary “Odontoprev”.

23)    SHAREHOLDERS’ EQUITY (PARENT COMPANY)

a)   Capital stock in number of shares

Fully subscribed and paid-in capital stock comprises non-par, registered, book-entry shares.

	On September 30
	2016 (1)	2015
Common shares	2,776,801,011	2,524,364,555
Preferred shares	2,776,800,721	2,524,364,292
Subtotal	5,553,601,732	5,048,728,847
Treasury (common shares)	(4,575,045)	(3,669,932)
Treasury (preferred shares)	(17,141,588)	(15,066,762)
Total outstanding shares	5,531,885,099	5,029,992,153

(1)   Includes effect of bonus of shares of 10%.

b)   Transactions of share capital involving quantities of shares

	Common	Preferred	Total
Number of outstanding shares as at December 31, 2015	2,520,694,623	2,508,781,030	5,029,475,653
Increase of capital stock with issuing of shares – bonus of 10% (1)	252,436,456	252,436,429	504,872,885
Increase of shares in treasury – bonus of 10%	(415,913)	(1,558,326)	(1,974,239)
Shares acquired and not canceled	(489,200)	-	(489,200)
Number of outstanding shares as at September 30, 2016	2,772,225,966	2,759,659,133	5,531,885,099

(1)   Benefited the shareholders registered in the records of Bradesco on April 15, 2016.

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Notes to the Consolidated Financial Statements

In the Extraordinary General Meeting of March 10, 2016, the approval was proposed by the Board of Directors to increase the capital stock by R$8,000,000 thousand, increasing it from R$43,100,000 thousand to R$51,100,000 thousand, with a bonus in shares, through the capitalization of part of the balance of the account “Profit Reserves - Statutory Reserve”, in compliance with the provisions in Article 169 of Law No. 6,404/76, by issuing 504,872,885 new nominative-book entry shares, with no nominal value, whereby 252,436,456 are common and 252,436,429 are preferred shares, attributed free-of-charge to the shareholders as bonus, to the ratio of 1 new share for every 10 shares of the same type that they own on the base date.

c)   Interest on shareholders’ equity/dividends

Bradesco’s capital remuneration policy aims to distribute interest on shareholders’ equity at the maximum amount calculated under current legislation, and this is included, net of Withholding Income Tax, in the calculation for mandatory dividends for the year under the Company’s Bylaws.

The Board of Directors’ Meeting held on June 22, 2016, approved the Board of Executive Officers’ proposal to pay to the shareholders intermediary interest on shareholder’s equity for the first semester of 2016, to the value of R$1,002,000 thousand, of which R$0.172525087 are per common share and R$0.189777596 per preferred share, whose payment was made on July 18, 2016.

In a meeting of the Board of Directors on September 30, 2016, the proposal of the Board of Executive Officers was approved for payment to shareholders of extraordinary interest on own capital related to 2016, to the value of R$3,317,000 thousand, of which R$0.571123466 was offered per common share and R$0.628235813, per preferred share, whose payment will be made on March 8, 2017.

Interest on shareholders’ equity for period of nine months ended on September 30, 2016 is calculated as follows:

	R$ thousand	% (1)
Net income for the period	11,491,832
(-) Legal reserve	574,592
Adjusted calculation basis	10,917,240
Monthly, intermediaries and supplementary interest on shareholders’ equity (gross), paid and/or provisioned	5,184,231
Withholding income tax on interest on shareholders’ equity	(777,635)
Interest on own capital (net) accumulated in September 2016	4,406,596	40.36
Interest on own capital (net)/dividends accumulated in September 2015	3,841,465	31.50

(1)  Percentage of interest on shareholders’ equity after adjustments.

Interest on shareholders’ equity were paid or recorded in provisions, as follows:

Description	R$ thousand
	Per share (gross)		Gross amount paid/ recorded in provision	Withholding Income Tax (IRRF) (15%)	Net amount paid/recorded in provision
	Common shares	Preferred shares
Monthly interest on shareholders’ equity paid	0.159960	0.175956	795,487	119,323	676,164
Supplementary interest paid on own capital	0.501749	0.551924	2,650,943	397,642	2,253,301
Interim dividends paid	0.172629	0.189892	912,000	-	912,000
Total accrued on September 30, 2015	0.834338	0.917772	4,358,430	516,965	3,841,465

Monthly interest on shareholders’ equity paid	0.155248	0.170773	865,231	129,785	735,446
Intermediary interest on own capital paid (2)	0.172525	0.189778	1,002,000	150,300	851,700
Extraordinary provisioned interest on own capital (3)	0.571123	0.628236	3,317,000	497,550	2,819,450
Total accrued on September 30, 2016	0.898896	0.988787	5,184,231	777,635	4,406,596

(2)  Paid on July 18, 2016; and

(3)  To be paid on March 8, 2017.

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Notes to the Consolidated Financial Statements

d)   Treasury shares

A total of 4,575,045 common shares and 17,141,588 preferred shares, with the share bonus effect of 10%, had been acquired, totaling R$440,514 thousand until September 30, 2016, and remain in treasury. The minimum, average and maximum cost per common share is R$19.34962, R$24.55863 and R$27.14350, and per preferred share is R$19.37456, R$26.98306 and R$33.12855, respectively. The fair value was R$28.35 per common share and R$29.67 per preferred share on September 30, 2016.

24)    FEE AND COMMISSION INCOME

	Accrued on September 30 - R$ thousand
	2016	2015
Credit card income	4,468,472	4,315,374
Checking account	4,456,426	3,566,839
Loans	2,133,084	2,071,551
Collections	1,300,016	1,174,160
Consortium management	915,468	765,363
Asset management	774,789	860,593
Underwriting/ Financial Advisory Services	514,585	404,032
Custody and brokerage services	440,528	405,066
Payments	279,746	285,683
Other	445,571	397,064
Total	15,728,685	14,245,725

25)    PAYROLL AND RELATED BENEFITS

	Accrued on September 30 - R$ thousand
	2016	2015
Salaries	6,004,458	4,778,860
Benefits	2,552,617	2,213,630
Social security charges	2,038,273	1,808,891
Employee profit sharing	1,070,246	987,817
Provision for labor claims	611,921	778,413
Training	110,739	94,094
Total	12,388,254	10,661,705

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Notes to the Consolidated Financial Statements

26)    OTHER ADMINISTRATIVE EXPENSES

	Accrued on September 30 - R$ thousand
	2016	2015
Outsourced services	3,551,379	3,127,780
Depreciation and amortization	1,739,037	1,545,132
Communication	1,192,160	1,065,842
Data processing	1,169,555	868,624
Advertising and marketing	815,030	591,192
Financial system services	783,018	633,176
Asset maintenance	746,414	683,835
Rental	730,571	651,574
Security and surveillance	534,923	451,429
Transport	523,806	463,207
Water, electricity and gas	285,493	244,320
Supplies	240,471	235,916
Travel	114,126	117,015
Other	744,347	616,346
Total	13,170,330	11,295,388

27)    TAX EXPENSES

	Accrued on September 30 - R$ thousand
	2016	2015
Contribution for Social Security Financing (COFINS)	3,357,755	2,120,744
Social Integration Program (PIS) contribution	554,304	352,117
Tax on Services (ISSQN)	482,169	417,454
Municipal Real Estate Tax (IPTU) expenses	75,603	61,161
Other	306,762	210,828
Total	4,776,593	3,162,304

28)    OTHER OPERATING INCOME

	Accrued on September 30 - R$ thousand
	2016	2015
Other interest income	1,805,163	1,695,709
Reversal of other operating provisions (1)	1,719,091	450,955
Revenues from recovery of charges and expenses	199,044	157,105
Gains on sale of goods	2,990	1,615
Other	732,002	698,370
Total	4,458,290	3,003,754

(1)   In the accrued of September 30, 2016, it includes (i) the reversal of the provision for tax contingency, in the amount of R$180,804 thousand (Note 18b (v)) and (ii) reversal of provision on the process of INSS of the Self-employed of the Bradesco Saúde subsidiary, in the amount of R$1,081,528 thousand (Note 18b (v)).

Bradesco     159

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

29)    OTHER OPERATING EXPENSES

	Accrued on September 30 - R$ thousand
	2016	2015
Other finance costs	4,493,840	4,177,488
Sundry losses	1,377,738	1,322,475
Discount granted	1,120,945	1,029,375
Commissions on loans and financing	781,758	1,029,523
Intangible assets amortization	696,010	664,357
Goodwill amortization (Note 15a)	523,805	97,577
Other (1)	3,640,127	2,556,490
Total	12,634,223	10,877,285

(1)   In the accrued of September 30, 2016 and 2015, it includes: (i) provision for guarantees provided, encompassing guarantees, sureties, letters of credit and standby letter of credit, which is presented here within the balance for excess provision (Note 10h); (ii) provision for contingent liabilities, originating from obligations for transfer of credits – FCVS (Note 20b); and (iii) provision for tax contingency, in the amount of R$665,031 thousand (R$570,835 thousand in 2015) (Note 18b (v)).

30)    NON-OPERATING INCOME (LOSS)

	Accrued on September 30 - R$ thousand
	2016	2015
Gain/loss on sale and write-off of assets and investments (1)	(128,717)	(246,129)
Recording/reversal of non-operating provisions (2)	(336,889)	(83,816)
Other	77,861	74,620
Total	(387,745)	(255,325)

(1)   In the accrued of September 30, 2016, it includes primarily the result in divestiture of the shares of Banco CBSS S.A., in the amount of R$162,665 thousand; and

(2)   In the accrued of September 30, 2016 and 2015, it includes the provision for unused assets (BNDU), in the amount of R$196,087 thousand (reversal - R$43,854 thousand in 2015).

160             Economic and Financial Analysis Report – September 2016

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

31)    RELATED-PARTY TRANSACTIONS (DIRECT AND INDIRECT)

a)    Related party transactions (direct and indirect) are carried out under conditions and at rates consistent with those entered into with third parties, when applicable, and effective on the dates of the operations. The transactions are as follows:

	On September 30 - R$ thousand
	Controllers (1)		Joint control and associated companies (2)		Key management personnel (3)		Total
	2016	2015	2016	2015	2016	2015	2016	2015
Assets
Interbank investments	-	-	459,826	217,800	-	-	459,826	217,800
Receivable from associated companies	-	-	1,185	1,528	-	-	1,185	1,528
Other assets	-	-	4,591	9,838	-	-	4,591	9,838

Liabilities
Demand deposits/Savings accounts	28	22	5,129	2,879	14,918	16,238	20,075	19,139
Time deposits	92,639	113,218	38,262	50,627	69,140	58,021	200,041	221,866
Securities sold under repurchase agreements	1,519,658	837,913	373,239	155,791	15,546	43,214	1,908,443	1,036,918
Securities issued	5,883,692	-	-	-	781,427	600,110	6,665,119	600,110
Derivative financial instruments	18,811	-	-	-	-	-	18,811	-
Interest on own capital and dividends payable	1,231,616	845,209	-	-	-	-	1,231,616	845,209
Other liabilities	-	-	5,899	10,494	-	-	5,899	10,494

	Accrued on September 30 - R$ thousand
	Controllers (1)		Joint control and associated companies (2)		Key management personnel (3)		Total
	2016	2015	2016	2015	2016	2015	2016	2015
Revenue from financial intermediation	-	-	41,854	19,973	-	-	41,854	19,973
Financial intermediation expenses	(825,449)	(51,339)	(86,890)	(20,171)	(81,067)	(64,486)	(993,406)	(135,996)
Income from services provided	-	-	250,228	244,325	-	-	250,228	244,325
Expenses in operations with derivatives	(18,811)	-	-	-	-	-	(18,811)	-
Other expenses net of other operating revenues	(1,793)	(1,620)	(171,876)	(183,779)	-	-	(173,669)	(185,399)

(1)    Cidade de Deus Cia. Cial. de Participações, Fundação Bradesco, NCF Participações S.A., Titanium Holdings S.A., BBD Participações S.A. and Nova Cidade de Deus Participações S.A.;

(2)    Companies listed in Note 2; and

(3)    Members of the Board of Directors and the Board of Executive Officers.

Bradesco     161

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Notes to the Consolidated Financial Statements

b)    Compensation for Key Management Personnel

Each year, the Annual Shareholders’ Meeting approves:

•     The annual total amount of Management compensation, set forth at the Board of Directors Meetings, to be paid to board members and members of the Board of Executive Officers, as determined by the Company’s Bylaws; and

•     The amount allocated to finance Management pension plans, within the Employee and Management pension plan of the Organization.

For 2016, the maximum amount of R$470,700 thousand was set for Management compensation and R$263,400 thousand to finance defined contribution pension plans.

The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of preferred shares of Banco Bradesco S.A., which vest in three equal, annual and successive installments, the first of which is in the year following the payment date. This procedure complies with CMN Resolution No. 3,921/10, which sets forth a management compensation policy for financial institutions.

Short-term Management benefits

	Accrued on September 30 - R$ thousand
	2016	2015
Salaries	330,640	234,079
INSS contributions	74,109	52,475
Total	404,749	286,554

Post-employment benefits

	Accrued on September 30 - R$ thousand
	2016	2015
Defined contribution supplementary pension plans	190,577	238,097
Total	190,577	238,097

Bradesco does not offer its Key Management Personnel long-term benefits related to severance pay or share-based compensation, pursuant to CPC 10 – Share-Based Payment, approved by CMN Resolution No. 3,989/11.

Shareholding

Together, members of the Board of Directors and Board of Executive Officers had the following shareholding in Bradesco:

	On September 30
	2016	2015
● Common shares	0.60%	0.72%
● Preferred shares	1.10%	1.08%
● Total shares (1)	0.85%	0.90%

(1)    On September 30, 2016, direct and indirect shareholding of the members of Bradesco’s Board of Directors and Board of Executive Officers amounted to 2.92% of common shares, 1.14% of preferred shares and 2.03% of all shares.

162             Economic and Financial Analysis Report – September 2016

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

32)    FINANCIAL INSTRUMENTS

Below is the statement of financial position by currency

	On September 30 - R$ thousand
	2016			2015
	Balance	Local	Foreign (1) (2)	Foreign (1) (2)
Assets
Current and long-term assets	1,155,533,577	1,070,063,224	85,470,353	102,318,614
Funds available	13,307,857	10,374,457	2,933,400	5,373,686
Interbank investments	177,124,587	169,024,872	8,099,715	4,947,696
Securities and derivative financial instruments	430,268,371	413,571,682	16,696,689	19,915,510
Interbank and interdepartmental accounts	64,721,488	64,721,488	-	-
Loan and leasing	319,992,235	280,114,278	39,877,957	51,797,137
Other receivables and assets	150,119,039	132,256,447	17,862,592	20,284,585
Permanent assets	30,321,105	30,281,502	39,603	57,846
Investments	6,817,532	6,814,172	3,360	3,412
Premises and equipment and leased assets	6,696,058	6,676,653	19,405	23,645
Intangible assets	16,807,515	16,790,677	16,838	30,789
Total	1,185,854,682	1,100,344,726	85,509,956	102,376,460

Liabilities
Current and long-term liabilities	1,086,395,412	996,437,395	89,958,017	113,001,038
Deposits	239,954,940	215,603,871	24,351,069	38,491,631
Securities sold under agreements to repurchase	241,665,043	233,094,951	8,570,092	6,576,644
Funds from issuance of securities	153,975,920	147,789,053	6,186,867	9,684,128
Interbank and interdepartmental accounts	5,621,407	2,462,068	3,159,339	3,196,666
Borrowing and on-lending	62,804,840	36,648,524	26,156,316	32,416,858
Derivative financial instruments	13,145,090	12,552,799	592,291	1,433,437
Technical provision for insurance, pension plans and capitalization bonds	213,607,805	213,607,081	724	1,280
Other liabilities:
- Subordinated debts	53,843,543	42,605,321	11,238,222	13,743,560
- Other	101,776,824	92,073,727	9,703,097	7,456,834
Deferred income	473,322	473,322	-	-
Non-controlling interests in subsidiaries	436,061	436,061	-	-
Shareholders’ equity	98,549,887	98,549,887	-	-
Total	1,185,854,682	1,095,896,665	89,958,017	113,001,038

Net position of assets and liabilities			(4,448,061)	(10,624,578)
Net position of derivatives (2)			(42,991,396)	(19,735,802)
Other net off-balance-sheet accounts (3)			125,961	52,196
Net exchange position (liability)			(47,313,496)	(30,308,184)

(1)   Amounts originally recorded and/or indexed mainly in USD;

(2)   Excluding operations maturing in D+1, to be settled at the rate on the last day of the month; and

(3)   Other commitments recorded in off-balance-sheet accounts.

Bradesco     163

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

VaR Internal Model – Trading Portfolio

The Trading Portfolio is composed of all the operations made with financial instruments, including derivatives, retained for negotiation or destined to hedge other instruments of the portfolio itself, and that are not subject to the limitation of their negotiability. The operations detained for negotiation are those destined for resale, to obtain benefits based on the variation of effective or expected prices, or for arbitrage.

Below is the 1-day VaR:

Risk factors	On September 30 - R$ thousand
	2016	2015
Fixed rates	15,816	72,173
IGPM/IPCA	629	679
Exchange coupon	459	1,243
Foreign currency	2,811	1,243
Variable income	173	-
Sovereign/Eurobonds and Treasuries	2,574	6,724
Other	11	73
Correlation/diversification effect	(4,552)	(10,003)
VaR (Value at Risk)	17,921	72,132

Amounts net of tax.

Sensitivity analysis

The Trading Portfolio is also monitored through daily sensitivity analyses that measure the effect of market movements of market and price curves on our positions. Furthermore, a sensitivity analysis of the Organization’s financial exposures (Trading and Banking Portfolio) is performed on a quarterly basis, in compliance with CVM Rule No. 475/08.

Sensitivity analyses were carried out based on scenarios prepared at the respective dates, always considering market data at the time and scenarios that would adversely affect our positions, according to the examples below:

Scenario 1: Based on market information (BM&FBOVESPA, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices. For example: for a Real/US dollar exchange rate of R$3.24 a scenario of R$3.28 was used, while for a 1-year fixed interest rate of 12,49%, a 12,50% scenario was applied;

Scenario 2: 25.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$3.24 a scenario of R$4.06 was used, while for a 1-year fixed interest rate of 12,49%, a 15.61% scenario was applied. The scenarios for other risk factors also accounted for 25.0% stresses in the respective curves or prices; and

Scenario 3: 50.0% stresses were determined based on market information. For example: for a Real/US dollar quote of R$3.24 a scenario of R$4.87 was used, while for a 1-year fixed interest rate of 12,49%, a 18.74% scenario was applied. The scenarios for other risk factors also account for 50.0% stresses in the respective curves or prices.

The results presented reveal the impacts for each scenario in a static position of the portfolio. The dynamism of the market and portfolios means that these positions change continuously and do not necessarily reflect the position demonstrated here. In addition, the Organization has a continuous market risk management process, which is always searching for ways to mitigate the associated risks, according to the strategy determined by Top Management. Therefore, where there are indicators of deterioration in certain positions, proactive measures are taken to minimize any potential negative impact and maximize the risk/return ratio for the Organization.

164             Economic and Financial Analysis Report – September 2016

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Sensitivity Analysis – Trading Portfolio

		On September 30 - R$ thousand
		Trading Portfolio (1)
		2016			2015
		Scenarios			Scenarios
		1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(701)	(210,461)	(409,233)	(888)	(337,501)	(653,560)
Price indexes	Exposure subject to variations in price index coupon rates	(30)	(4,141)	(7,835)	(10)	(1,714)	(3,143)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(3)	(183)	(358)	(20)	(2,065)	(4,070)
Foreign currency	Exposure subject to exchange rate variations	(1,080)	(26,236)	(52,472)	(384)	(8,598)	(14,560)
Variable income	Exposure subject to variation in stock prices	(51)	(1,293)	(2,530)	-	-	-
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(44)	(954)	(1,906)	(256)	(5,972)	(11,913)
Other	Exposure not classified in other definitions	-	(28)	(55)	-	(1)	(1)
Total excluding correlation of risk factors		(1,909)	(243,296)	(474,389)	(1,558)	(355,851)	(687,247)
Total including correlation of risk factors		(1,072)	(201,154)	(390,976)	(1,285)	(344,449)	(665,324)

(1) Amounts net of tax.

Bradesco     165

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Notes to the Consolidated Financial Statements

Presented below are the impacts of the financial exposures also considering the Banking Portfolio (composed of operations not classified in the Trading Portfolio, originating from other business of the Organization and their respective hedges).

Sensitivity Analysis – Trading and Banking Portfolios

		On September 30 - R$ thousand
		Trading and Banking Portfolios (1)
		2016			2015
		Scenarios			Scenarios
		1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(7,503)	(2,167,569)	(4,184,522)	(4,754)	(1,720,443)	(3,367,196)
Price indexes	Exposure subject to variations in price index coupon rates	(8,642)	(1,209,616)	(2,254,636)	(6,556)	(1,235,844)	(2,344,941)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(555)	(58,022)	(109,686)	(483)	(60,003)	(111,376)
Foreign currency	Exposure subject to exchange rate variations	(2,831)	(67,989)	(135,978)	(5,037)	(127,652)	(258,482)
Equities	Exposure subject to variation in stock prices	(19,351)	(483,772)	(967,601)	(11,332)	(283,312)	(566,625)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(999)	(28,311)	(56,236)	(1,449)	(56,127)	(110,669)
Other	Exposure not classified in other definitions	(1)	(40)	(80)	(213)	(5,323)	(10,647)
Total excluding correlation of risk factors		(39,882)	(4,015,319)	(7,708,739)	(29,824)	(3,488,704)	(6,769,936)
Total including correlation of risk factors		(27,249)	(3,327,025)	(6,379,982)	(16,201)	(2,944,144)	(5,693,479)

(1)  Amounts net of tax.

166             Economic and Financial Analysis Report – September 2016

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

The statement of financial position by maturity is as follows:

	On September 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Maturity not stated	Total
Assets
Current and long-term assets	605,314,775	109,921,787	67,809,646	372,487,369	-	1,155,533,577
Funds available	13,307,857	-	-	-	-	13,307,857
Interbank investments (1)	168,255,001	6,438,917	1,575,085	855,584	-	177,124,587
Securities and derivative financial instruments (1) (2)	278,310,313	11,332,974	6,616,655	134,008,429	-	430,268,371
Interbank and interdepartmental accounts	63,993,588	-	-	727,900	-	64,721,488
Loan and leasing	29,028,159	70,165,458	49,678,472	171,120,146	-	319,992,235
Other receivables and assets	52,419,857	21,984,438	9,939,434	65,775,310	-	150,119,039
Permanent assets	431,034	2,010,778	2,293,888	17,904,323	7,681,082	30,321,105
Investments	-	-	-	-	6,817,532	6,817,532
Premises and equipment	81,207	406,039	487,247	4,858,015	863,550	6,696,058
Intangible assets	349,827	1,604,739	1,806,641	13,046,308	-	16,807,515
Total in 2016	605,745,809	111,932,565	70,103,534	390,391,692	7,681,082	1,185,854,682
Total in 2015	524,123,622	103,547,544	61,005,898	303,366,509	6,411,667	998,455,240

Liabilities
Current and long-term liabilities	559,872,882	126,802,757	98,568,653	301,151,120	-	1,086,395,412
Deposits (3)	135,442,585	19,994,711	13,281,910	71,235,734	-	239,954,940
Securities sold under agreements to repurchase (1)	158,595,200	36,046,834	9,065,465	37,957,544	-	241,665,043
Funds from issuance of securities	7,347,890	35,568,643	49,869,374	61,190,013	-	153,975,920
Interbank and interdepartmental accounts	5,621,407	-	-	-	-	5,621,407
Borrowing and on-lending	3,791,618	18,263,835	12,627,647	28,121,740	-	62,804,840
Derivative financial instruments	10,456,077	1,069,579	557,558	1,061,876	-	13,145,090
Technical provisions for insurance, pension plans and capitalization bonds (3)	178,985,386	5,036,943	1,699,601	27,885,875	-	213,607,805
Other liabilities:
- Subordinated debts	61,022	3,935,777	7,787,622	42,059,122	-	53,843,543
- Other	59,571,697	6,886,435	3,679,476	31,639,216	-	101,776,824
Deferred income	473,322	-	-	-	-	473,322
Non-controlling interests in subsidiaries	-	-	-	-	436,061	436,061
Shareholders’ equity	-	-	-	-	98,549,887	98,549,887
Total in 2016	560,346,204	126,802,757	98,568,653	301,151,120	98,985,948	1,185,854,682
Total in 2015	501,098,395	103,382,854	64,391,290	242,962,340	86,620,361	998,455,240

Net assets in 2016 YTD	45,399,605	30,529,413	2,064,294	91,304,866
Net assets in 2015 YTD	23,025,227	23,189,917	19,804,525	80,208,694

(1)  Repurchase agreements are classified according to the maturity of the transactions;

(2)  Investments in investment funds are classified as 1 to 30 days; and

(3)  Demand and savings deposits and technical provisions for insurance, pension plans and capitalization bonds comprising “VGBL” and “PGBL” products are classified as 1 to 30 days, without considering average historical turnover.

Bradesco     167

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Below is the Basel Ratio:

Calculation basis - Basel Ratio	On September 30 - R$ thousand
	Prudential Conglomerate
	2016	2015
Tier I capital	72,654,258	73,577,076
Common equity	72,654,258	73,577,076
Shareholders’ equity	98,549,887	86,232,739
Minority / Other	16,658	-
Prudential adjustments (1) (2)	(25,912,287)	(12,655,663)
Tier II capital	22,401,334	19,513,015
Subordinated debts (CMN Resolution No. 4,192/13) (3)	8,708,399	-
Subordinated debts ( previous to CMN Resolution No. 4,192/13)	13,692,935	19,513,015
Reference Equity (a)	95,055,592	93,090,091

- Credit risk	588,914,119	585,507,055
- Market risk	17,790,711	21,310,030
- Operational risk	50,443,507	37,106,556
Risk-weighted assets – RWA (b)	657,148,337	643,923,641

Basel ratio (a/b) (4)	14.5%	14.5%
Tier I capital (4)	11.1%	11.4%
- Principal capital	11.1%	11.4%
Tier II capital	3.4%	3.0%

(1)    As from January 2016, the factor applied to prudential adjustments went from 40% to 60%, according to the timeline for application of deductions of prudential adjustments, defined in Article 11 of CMN Resolution No. 4,192/13;

(2)    In 2016, it includes the effects of goodwill generated in the acquisition of HSBC Brasil (Note 15a);

(3)    In the period of June 2016, there was an authorization of emissions of eligible instruments at Level II (Subordinate Debts), in accordance with CMN Resolution No. 4,192/13; and

(4)    If we consider the approval of Bacen, in November 2016, of the bonds as Eligible Subordinate Debts at Tier I Capital, the Basel index would be 15.3% and the Capital Level I would be 11.9%.

a)     Capital Management

The Basel Index is part of the set of indicators that are monitored and evaluated in the process of Capital Management, and is intended to measure the sufficiency of capital in relation to the exposure to risks. The table above shows the composition of the Reference Equity and of the Risk Weighted Assets, according to the standards of Bacen. During the period, Bradesco has fulfilled all the minimum regulatory requirements.

168             Economic and Financial Analysis Report – September 2016

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

b)      Fair value

The book value, net of loss provisions of the principal financial instruments is shown below:

Portfolio	On September 30 - R$ thousand
	Unrealized gain/(loss) without tax effects
	Book value	Fair value	In income statement		In shareholders’ equity
	2016		2016	2015	2016	2015
Securities and derivative financial instruments (Notes 3e, 3f and 8)	430,268,371	432,129,743	609,001	(8,435,103)	1,861,372	(1,567,810)
- Adjustment of available-for-sale securities (Note 8bII)			(1,252,371)	(6,867,293)	-	-
- Adjustment of held-to-maturity securities (Note 8c item 8)			1,861,372	(1,567,810)	1,861,372	(1,567,810)
Loan and leasing (Notes 2, 3g and 10) (1)	398,849,481	393,592,763	(5,256,718)	(2,339,187)	(5,256,718)	(2,339,187)
Investments (Notes 3j and 13) (2)	6,817,532	33,025,238	26,207,706	19,569,107	26,207,706	19,569,107
Treasury shares (Note 23d)	440,514	638,293	-	-	197,779	(11,627)
Time deposits (Notes 3n and 16a)	113,230,791	112,654,829	575,962	552,140	575,962	552,140
Funds from issuance of securities (Note 16c)	153,975,920	154,502,621	(526,701)	(100,549)	(526,701)	(100,549)
Borrowing and on-lending (Notes 17a and 17b)	62,804,840	63,054,631	(249,791)	78,996	(249,791)	78,996
Subordinated debts (Note 19)	53,843,543	54,843,472	(999,929)	792,357	(999,929)	792,357
Unrealized gains excluding tax			20,359,530	10,117,761	21,809,680	16,973,427

(1)   Includes advances on foreign exchange contracts, leases and other receivables with lending characteristics; and

(2)   Primarily includes the surplus of interest in subsidiaries, affiliates and jointly controlled companies (Cielo, Odontoprev and Fleury).

Determination of the fair value of financial instruments:

•       Securities and derivative financial instruments, investments, subordinated debts and treasury shares are based on the market price at the reporting date. If no quoted market price is available, amounts are estimated based on the dealer quotations, pricing models, quotation models or quotations for instruments with similar characteristics;

•       Fixed rate loans were determined by discounting estimated cash flows, using interest rates applied by the Organization for new contracts with similar features. These rates are consistent with the market at the reporting date; and

•       Time deposits, funds from issuance of securities, borrowing and on lending were calculated by discounting the difference between the cash flows under the contract terms and our prevailing market rates for the same product at the reporting date.

Bradesco     169

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Notes to the Consolidated Financial Statements

33)    EMPLOYEE BENEFITS

Bradesco and its subsidiaries sponsor a private defined contribution pension for employees and directors, that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions and invested in an Exclusive Investment Fund (FIE). The Plan is managed by Bradesco Vida e Previdência S.A. and BRAM – Bradesco Asset Management S.A. DTVM is responsible for the financial management of the FIEs funds.

The Supplementary Pension Plan counts on contributions from employees and administrators of Bradesco and its subsidiaries equivalent to at least 4% of the salary by employees and, 5% of the salary, plus the percentage allocated to covers of risk benefits (invalidity and death) by the company. Actuarial obligations of the defined contribution plan are fully covered by the plan assets of the corresponding FIE. In addition to the plan, in 2001, participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in that plan. For the active participants, retirees and pensioners of the defined benefit plan, now closed to new members, in extinction, the present value of the actuarial obligations of the plan is completely secured by collateral assets.

Banco Alvorada S.A. (successor from the spin-off of Banco Baneb S.A.) maintains defined contribution and defined benefit retirement plans, through Fundação Baneb de Seguridade Social – Bases (related to the former employees of Baneb).

Bradesco’s sponsors both defined benefit and defined contribution retirement plans, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão (Capof), to employees originating from Banco BEM S.A.

Bradesco sponsors a defined benefit plan through Caixa de Previdência Privada Bec – Cabec, for former employees of Banco do Estado do Ceará S.A., having requested the withdrawal of the sponsorship in March 2016, in course.

With the acquisition of HSBC Bank Brasil S.A., the open pension plan, which was offered to employees of that institution, in the modality of defined contribution, has been discontinued. From October 2016, the employees transferred can adhere to the Pension Plan offered to the employees of Bradesco.

HSBC Bank Brasil S.A. and Kirton Seguros S.A. sponsor a defined benefit plan called APABA to employees originating from Banco Bamerindus do Brasil S.A., and Kirton Administração de Serviços para Fundos de Pensão Ltda. sponsors to its employees the Kirton Prev Benefits Plan (Plano de Benefícios Kirton Prev)), both managed by MultiBRA – Pension Fund.

Banco Losango S.A. sponsors three pension plans for its employees, which are: Losango I Benefits Plan – Basic Part, Losango I – Supplementary Part and PREVMAIS Losango Plan, all managed by MultiBRA – Pension Fund.

Expenses related to contributions made in the period of nine months ended on September 30, 2016, totaled R$418,234 thousand (R$447,922 thousand in 2015).

In addition to this benefit, Bradesco and its subsidiaries offer other benefits to their employees and administrators, including health insurance, dental care, life and personal accident insurance, and professional training. These expenses, including the aforementioned contributions, totaled R$2,663,356 thousand in the period of nine months ended on September 30, 2016 (R$2,307,724 thousand in 2015).

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Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

34)    INCOME TAX AND SOCIAL CONTRIBUTION

a)  Calculation of income tax and social contribution charges

	Accrued on September 30 - R$ thousand
	2016	2015
Income before income tax and social contribution	23,361,238	1,818,435
Total burden of income tax and social contribution at the current rates (1)	(10,512,557)	(818,296)
Effect on the tax calculation:
Earnings (losses) of affiliates and jointly controlled companies	567,924	402,313
Net non-deductible expenses of nontaxable income	562,253	54,083
Net tax credit of deferred liabilities (2)	-	2,341,220
Interest on shareholders’ equity (paid and payable)	2,332,904	1,378,572
Other amounts (3)	(4,745,728)	7,739,517
Income tax and social contribution for the period	(11,795,204)	11,097,409

(1)    Current rates: (i) 25% for income tax; (ii) of 15% for the social contribution to financial and companies treated as such, and of the insurance industry, and of 20%, from September 2015 to December 2018, in accordance with Law No. 13,169/15; and (iii) of 9% for the other companies (Note 3h);

(2)    Constitution of tax credit, net of deferred liabilities, related to the increase in the social contribution tax rate, according to Law No. 13,169/15; and

(3)    Primarily, includes: (i) the exchange rate variation of assets and liabilities, derived from investments abroad; (ii) the equalization of the effective rate of social contribution in relation to the rate (45%) shown; and (iii) the deduction incentives.

b)   Breakdown of income tax and social contribution in the income statement

	Accrued on September 30 - R$ thousand
	2016	2015
Current taxes:
Income tax and social contribution payable	(7,468,559)	(6,712,489)
Deferred taxes:
Amount recorded/realized in the period on temporary differences	(3,513,295)	12,536,379
Use of opening balances of:
Social contribution loss	(537,333)	(161,363)
Income tax loss	(710,567)	(76,342)
Constitution in the period on:
Social contribution loss	183,988	1,176,453
Income tax loss	250,562	1,860,870
Activation of the tax credit – Law No. 13,169/15:
Negative base of social contribution	-	422,853
Temporary additions	-	2,051,048
Total deferred tax assets	(4,326,645)	17,809,898
Income tax and social contribution for the period	(11,795,204)	11,097,409

Bradesco     171

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Notes to the Consolidated Financial Statements

c)   Deferred income tax and social contribution

	R$ thousand
	Balance on 12/31/2015	Balance originating from an acquired institution (1)	Amount recorded	Amount realized	Balance on 09/30/2016	Balance on 09/30/2015
Allowance for loan losses	24,012,539	3,938,976	7,300,550	10,617,148	24,634,917	23,104,404
Civil provisions	1,849,816	207,352	1,057,592	979,470	2,135,290	1,748,318
Tax provisions	2,582,217	317,416	523,240	464,624	2,958,249	2,530,824
Labor provisions	1,288,565	684,917	414,800	334,118	2,054,164	1,272,350
Provision for devaluation of securities and investments	442,287	109,501	15,257	77,740	489,305	446,314
Provision for devaluation of foreclosed assets	382,672	3,301	245,551	108,712	522,812	340,278
Adjustment to fair value of trading securities	6,648,651	-	134,244	1,538,907	5,243,988	6,845,055
Amortization of goodwill	240,052	-	205,039	8,656	436,435	258,967
Provision for interest on own capital (2)	-	-	-	-	-	1,192,924
Other	3,118,766	437,156	1,934,286	1,214,479	4,275,729	3,278,473
Total deductible taxes on temporary differences	40,565,565	5,698,619	11,830,559	15,343,854	42,750,889	41,017,907
Income tax and social contribution losses in Brazil and overseas	5,765,368	787,878	434,550	1,247,900	5,739,896	7,759,154
Subtotal (3) (4)	46,330,933	6,486,497	12,265,109	16,591,754	48,490,785	48,777,061
Adjustment to fair value of available-for-sale securities (4)	2,983,663	32,120	524,685	1,860,736	1,679,732	3,052,930
Social contribution - Provisional Measure No. 2,158-35/01	113,783	-	-	113,783	-	113,783
Total deferred tax assets (Note 11b)	49,428,379	6,518,617	12,789,794	18,566,273	50,170,517	51,943,774
Deferred tax liabilities (Note 34f)	2,840,341	3,592	1,687,899	607,751	3,924,081	3,198,318
Deferred tax assets, net of deferred tax liabilities	46,588,038	6,515,025	11,101,895	17,958,522	46,246,436	48,745,456
- Percentage of net deferred tax assets on capital (Note 32)	45.3%				48.7%	52.4%
- Percentage of net deferred tax assets over total assets	4.6%				3.9%	4.9%

(1)  HSBC Brasil;

(2)  The tax credit on the interest on own capital is recognized up to the allowed tax limit;

(3)  As a result of the criteria established by Art. 1, subparagraph I of CMN Resolution No. 3,059/02, with amendments introduced by CMN Resolution No. 4,441/15, Banco Bradesco registered with the Bacen, an authorization request for maintenance of balance and constitution of new deferred tax assets; and

(4)  Deferred tax assets from financial companies and similar companies, and insurance companies were calculated considering the increase in the social contribution rate, determined by Law No. 11,727/08 and Law No. 13,169/15 (Note 3h).

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Notes to the Consolidated Financial Statements

d)   Expected realization of deferred tax assets on temporary differences, tax loss and negative basis of social contribution and deferred social contribution – Provisional Measure No. 2,158-35

	R$ thousand
	Temporary differences		Income tax and social contribution losses		Total
	Income tax	Social contribution	Income tax	Social contribution
2016	4,220,515	2,697,005	126,047	345,492	7,389,059
2017	2,278,610	1,507,149	852,413	850,833	5,489,005
2018	4,029,015	2,007,362	448,467	475,473	6,960,317
2019	3,967,164	2,382,963	458,057	288,870	7,097,054
2020	4,435,510	2,460,686	224,726	141,558	7,262,480
After 2020	7,238,114	5,526,796	904,516	623,444	14,292,870
Total	26,168,928	16,581,961	3,014,226	2,725,670	48,490,785

The projected realization of deferred tax assets is an estimate and it is not directly related to the expected accounting income.

The present value of deferred tax assets, calculated based on the average funding interest rate, net of tax effects, amounts to R$44,301,786 thousand (R$44,523,069 thousand in 2015), of which R$39,019,534 thousand (R$37,483,582 thousand in 2015) relates to temporary differences; R$5,282,252 thousand (R$6,929,950 thousand in 2015) to tax losses and negative basis of social contribution and (R$109,537 thousand in 2015) to deferred social contribution, Provisional Measure No. 2,158-35.

e)   Unrecognized deferred tax assets

On September 30, 2016, deferred tax assets of R$7,348 thousand (R$1,917 thousand in 2015) were not recognized, and will only be registered when they meet the regulatory requirements and/or present prospects of realization according to technical studies and analyses prepared by the Management and in accordance with Bacen regulations.

f)    Deferred tax liabilities

	On September 30 - R$ thousand
	2016	2015
Fair value adjustment to securities and derivative financial instruments	1,454,642	709,590
Difference in depreciation	486,168	638,520
Judicial deposit and others	1,983,271	1,850,208
Total	3,924,081	3,198,318

The deferred tax liabilities of companies in the financial and insurance sectors were established considering the increased social contribution rate, established by Law No. 11,727/08 and Law No. 13,169/15 (Note 3h).

Bradesco     173

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Notes to the Consolidated Financial Statements

35)    OTHER INFORMATION

a)   The Organization manages investment funds and portfolios with net assets which, on September 30, 2016, amounted to R$733,757,189 thousand (R$518,637,734 thousand in 2015).

b)   Consortium funds

	On September 30 - R$ thousand
	2016	2015
Monthly estimate of funds receivable from consortium members	567,517	468,896
Contributions payable by the group	28,137,450	22,646,869
Consortium members - assets to be included	24,750,876	20,288,611
Credits available to consortium members	5,444,027	4,562,324

	In units
	2016	2015
Number of groups managed	3,670	3,570
Number of active consortium members	1,288,688	1,153,655
Number of assets to be included	585,194	538,077

c)   As part of the convergence process with international accounting standards, the Brazilian Accounting Pronouncements Committee (CPC) issued several accounting pronouncements, as well as their interpretations and guidelines, which are applicable to financial institutions only after approval by CMN. The accounting standards which have been approved by CMN include the following:

•       Resolution No. 3,566/08 – Impairment of Assets (CPC 01);

•       Resolution No. 3,604/08 – Statement of Cash Flows (CPC 03);

•       Resolution No. 3,750/09 – Related Party Disclosures (CPC 05);

•       Resolution No. 3,823/09 – Provisions, Contingent Liabilities and Contingent Assets (CPC 25);

•       Resolution No. 3,973/11 – Subsequent Event (CPC 24);

•       Resolution No. 3,989/11 – Share-based Payment (CPC 10);

•       Resolution No. 4,007/11 – Accounting Policies, Changes in Estimates and Error Correction (CPC 23);

•       Resolution No. 4,144/12 – Conceptual Framework for Preparing and Presenting Financial Statements; and

•       Resolution No. 4,424/15 – Employee Benefits (CPC 33).

Presently, it is not possible to estimate when the CMN will approve the other CPC pronouncements or if they will be applied prospectively or retrospectively.

CMN Resolution No. 3,786/09 and Bacen Circular Letters No. 3,472/09 and No. 3,516/10 establish that financial institutions and other entities authorized by Bacen to operate, which are publicly-held companies or which are required to establish an Audit Committee shall, since December 31, 2010, annually prepare and publish in up to 90 days after the reference date of December 31 their consolidated financial statements, prepared under the International Financial Reporting Standards (IFRS), in compliance with standards issued by the International Accounting Standards Board (IASB). As required by CMN Resolution, on March 7, 2016, Bradesco published its consolidated financial statements for December 31, 2014 and 2015 on its website, in accordance with IFRS. The net income and shareholders’ equity of the financial statements disclosed in IFRS were not substantially different from those presented in the financial statements prepared in accordance with the accounting practices adopted in Brazil and applicable to institutions authorized to operate by the Brazilian Central Bank (Bacen).

d)   In the third quarter of 2016, there were no changes in the rules of reserve requirement collection.

e)   In January 2016, Bradesco signed a non-binding Memorandum of Understanding with Banco do Brasil S.A., Banco Santander (Brasil) S.A., Caixa Econômica Federal and Itaú Unibanco S.A., in order to create a holding company of credit intelligence ("GIC"), which will develop a database with the goal of adding, reconciling and handling database and credit-related information, of individuals and legal entities, which expressly authorize their inclusion in the database, as required by the applicable rules.

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Notes to the Consolidated Financial Statements

f)      In August, 2015, Bradesco firmed the Purchase and Sale of Shares Agreement with HSBC Latin America Holdings Limited to the acquisition of 100% of the equity of HSBC Bank Brasil S.A. (“HSBC Bank”) and HSBC Serviços e Participações Ltda. (“HSBC Serviços”). In June 2016, the final approval of regulatory agencies was given in compliance with legal formalities. With the conclusion of the acquisition, on July 1, 2016, Bradesco assumed all operations of the HSBC in Brazil, including retail, insurance and asset management, as well as all the branches and clients.

We have presented below the composition of the values of the acquisition of HSBC Bank and HSBC Serviços:

R$ thousand
Payment to HSBC Latin America Holding Limited, net of adjustment after closure (1)	15,665,367
Costs incurred in the acquisition, related to the foreign currency hedge (2)	1,623,103
Total cost of acquisition	17,288,470

(1)   Considers the IOF collection, and withholding Income Tax; and

(2)   Hired with the objective of protecting the effects of exchange rate variation of the firm commitment (Note 8d).

The financial statements of HSBC Bank and HSBC Serviços were, at the date of acquisition, adjusted by the accounting criteria adopted by Bradesco.

In September 2016, Bradesco, based on a preliminary study report on purchase price allocation ("PPA"), prepared by a contracted specialized and independent company, made the initial allocation of the fair value of assets acquired and liabilities assumed by HSBC Brasil. Due to the complexity of operations and their relevance, the final allocation may undergo changes and enhancements until the termination of the study, which is estimated up to 12 months from the date of the respective acquisition.

The value of the investment recorded by Bradesco includes goodwill in the acquisition of shares in the amount of R$5,420,229 thousand, as follows:

R$ thousand
Shareholders’ equity acquired (I)	7,639,301
Fair value of assets acquired and liabilities assumed (II)	854,480
Intangible assets acquired (III)	3,374,460
Goodwill in the acquisition of the "HSBC Bank" and "HSBC Serviços" investments	5,420,229
Total of the acquired values	17,288,470

I)      Considers the sum of shareholders’ equity of HSBC Bank and HSBC Serviços adjusted by the accounting criteria of Bradesco.

II)    Refers to the allocation of the following fair values: (i) credit operations, net of PDD of R$333,656 thousand (term between 1 to 5 years); (ii) debt instruments of (R$64,701 thousand) (term of up to 1 year); (iii) fixed assets of R$572,162 thousand (term of up to 25 years); and (iv) bonds and securities of R$13,363 thousand (term of 34 years), totaling R$854,480 thousand; and

III)   Refers to the allocation of the following intangible assets: (i) core deposits of $1,601,970 thousand (term of 6 years); (ii) relationship with clients of R$1,401,446 thousand (term of 6 years); (iii) Value of Business Acquired “VOBA” (Insurance), of R$316,278 thousand (term between 2 to 28 years); (iv) agreements not to compete with sellers, of R$29,634 thousand (term of 2 years); (v) softwares, of (R$70,387 thousand) (term of up to 5 years); and (vi) other intangible assets, of R$95,519 thousand (term between 2 to 5 years), totaling R$3,374,460 thousand.

Bradesco     175

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Notes to the Consolidated Financial Statements

In July 2016, there was a total division of HSBC Serviços, with version of equity tranches for HSBC Bank and Credival Participações, Administração e Assessoria Ltda. (Credival), wholly owned subsidiary of HSBC Bank.

g)    In May 31, 2016, Bradesco became aware of the indictment of three members of its Executive Board of Directors by the Federal Police, in the scope of the so-called "Operation Zealots". On July 28, 2016, the Federal Public Prosecution filed an accusation against all three members of the Board of Executive Officers and a former member of its Board of Directors, which was received by the Judge of the 10th Federal Court of Judicial Section of the Federal District. The Management conducted a thorough internal evaluation of the records and documents related to the indictment and found no evidence of any illegality committed by its representatives. The executives of Bradesco have already submitted their respective defenses in the criminal proceedings, pointing out the facts and evidence demonstrating their innocence. Bradesco is cooperating with the authorities and appropriate regulatory authorities, providing the information requested, in Brazil and abroad.

On account of the news published in the media, on the indictment in the "Operation Zealots", a class action was filed in the District Court of New York, on June 3, 2016. On September 1, 2016, Bradesco spontaneously attended the proceedings of the Class Action and agreed with the plaintiff a term for the submission of the revocation of the suit until December 21, 2016. On October 21, 2016, the Plaintiff Leader presented the addendum of the Initial Petition, appointing as defendants Bradesco and three members of its Board of Executive Officers. According to the demand, investors who purchased preferred American Depository Shares (“ADS”) of Bradesco between April 30, 2012 and July 27, 2016 would have suffered losses provoked by Bradesco due to a supposed violation regarding the American law of capital markets, according to communication to the Market on May 31, June 8 and July. Considering that the demand is in a preliminary stage, it is not possible at present to make a risk rating, and there is not yet evidence to support a risk assessment.

h)    The wholly-owned subsidiaries of Banco Bradesco S.A., BEM - Distribuidora de Títulos e Valores Mobiliários Ltda. and BRAM - Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários, as well as two of its Managers, were mentioned in the scope of the so-called "Greenfield operation" of the Federal Police, because they were responsible for the administration and management of the Fund in Equity - FIP (Equity Investment Fund), respectively. Besides providing the documents, the Federal Court has ruled, in the course of this Operation, the blocking of these companies’ values. As a result of this, a Commitment was signed, approved by the 10th Federal Court of the Federal District, to release the values through the provision of guarantees of up to R$104 million, without the recognition of any civil or criminal liability on the part of companies or administrators of the Bradesco Organization. In the scope of this commitment, managers and officers of the Bradesco Organization committed to provide any clarifications to the authorities responsible for conducting this investigation, regardless of a formal subpoena. Additionally, the internal evaluations indicate that there has been no illegality in conducting these activities according to communication to the Market on September 20, 2016. So far, there is no indication that the investigations could result in the accountability of these companies.

i)      In October 2016, Bradesco Seguros S.A. ("Bradesco Seguros") and Swiss Re Corporate Solutions Ltd. ("Swiss Re Corso") signed a deal whereby: (i) Swiss Re Corporate Solutions Brasil Seguros S/A ("Swiss Re Corporate Solutions Brasil") will assume the insurance operations of P&C (Property and Casualty) and of transport of Bradesco Seguros ("Large Risks Insurance"), to have exclusive access to Bradesco clients to exploit the marketing of Large Risks Insurance; and (ii) Bradesco Seguros will hold an equity stake of 40% in Swiss Re Corporate Solutions Brasil and the other 60% stake will remain with its controller Swiss Re Corso. The transaction is subject to approval by the competent authorities and other contractual terms commonly used for this type of transaction.

j)      There were no subsequent events that need to be adjusted or disclosed in the individual financial statements as of September 30, 2016.

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Management Bodies

Reference Date: November 7, 2016

Board of Directors	Directors	Integrated Risk Management
	Albert Adell Roso	and Capital Allocation Committee
Chairman	Alexandre Cesar Pinheiro Quercia	Alexandre da Silva Glüher - Coordenador
Lázaro de Mello Brandão	Antonio Chinellato Neto	José Alcides Munhoz
	Antonio Daissuke Tokuriki	Aurélio Conrado Boni
Vice-Chairman	Carlos Leibowicz	Domingos Figueiredo de Abreu
Luiz Carlos Trabuco Cappi	Edmir José Domingues	Sérgio Alexandre Figueiredo Clemente
	Fernando Freiberger	Josué Augusto Pancini
Members	Gilvandro Matos da Silva	Maurício Machado de Minas
Denise Aguiar Alvarez	Jefferson Ricardo Romon	Marcelo de Araújo Noronha
João Aguiar Alvarez	Juliano Ribeiro Marcílio	Luiz Carlos Angelotti
Carlos Alberto Rodrigues Guilherme	Marcio Henrique Araujo Parizotto	Moacir Nachbar Junior
Milton Matsumoto	Paulo Eduardo Waack	Gedson Oliveira Santos
José Alcides Munhoz	Paulo Manuel Taveira de Oliveira Ferreira
Aurélio Conrado Boni		Nominating Committee
	Regional Officers	Lázaro de Mello Brandão - Coordinator
Board	Ademir Aparecido Correa Junior	Luiz Carlos Trabuco Cappi
Board of Executive Officers	Alberto do Nascimento Lemos	Carlos Alberto Rodrigues Guilherme
Chief Executive Officer	Alex Silva Braga	Milton Matsumoto
Luiz Carlos Trabuco Cappi	Almir Rocha	Alexandre da Silva Glüher
	Altair Naumann	André Rodrigues Cano
Executive Vice-Presidents	Amadeu Emilio Suter Neto	Glaucimar Peticov
Domingos Figueiredo de Abreu	André Ferreira Gomes
Sérgio Alexandre Figueiredo Clemente	Antonio Piovesan	Sustainability Committee
Alexandre da Silva Glüher	Carlos Alberto Alástico	Luiz Carlos Angelotti - Coordinator
Josué Augusto Pancini	Delvair Fidêncio de Lima	Carlos Alberto Rodrigues Guilherme
Maurício Machado de Minas	Francisco Aquilino Pontes Gadelha	Milton Matsumoto
Marcelo de Araújo Noronha	Francisco Assis da Silveira Junior	Aurélio Conrado Boni
	Geraldo Dias Pacheco	Domingos Figueiredo de Abreu
Executive Managing Directors	João Alexandre Silva	Sérgio Alexandre Figueiredo Clemente
André Rodrigues Cano	João Pedro da Silva Villela	Alexandre da Silva Glüher
Luiz Carlos Angelotti	José Flávio Ferreira Clemente	Josué Augusto Pancini
Nilton Pelegrino Nogueira	Leandro José Diniz	Maurício Machado de Minas
André Marcelo da Silva Prado	Luis Carlos Furquim Vermieiro	Moacir Nachbar Junior
Altair Antônio de Souza	Luiz Benoni Passini
Denise Pauli Pavarina	Nelson Veiga Neto	Executive Disclosure Committee
Moacir Nachbar Junior	Osmar Sanches Biscuola	Luiz Carlos Angelotti - Coordinator
Octavio de Lazari Junior	Paulo Roberto Andrade de Aguiar	Domingos Figueiredo de Abreu
Alexandre da Silva Glüher
Executive Deputy Directors	Audit Committee	Moacir Nachbar Junior
Cassiano Ricardo Scarpelli	Milton Matsumoto - Coordinator	Marlene Morán Millan
Eurico Ramos Fabri	Osvaldo Watanabe	Antonio José da Barbara
Marlene Morán Millan	Paulo Roberto Simões da Cunha	Carlos Wagner Firetti
Renato Ejnisman		Marcelo Santos Dall’Occo
Walkiria Schirrmeister Marchetti	Compensation Committee	Marcos Aparecido Galende
	Lázaro de Mello Brandão - Coordenador	Marlos Francisco de Souza Araujo
Department Directors	Luiz Carlos Trabuco Cappi	Haydewaldo R. Chamberlain da Costa
Alexandre Rappaport	Carlos Alberto Rodrigues Guilherme
Amilton Nieto	Milton Matsumoto	Fiscal Council
André Bernardino da Cruz Filho	Valdirene Soares Secato (non-Manager)	Sitting Members
Antonio Carlos Melhado		Luiz Carlos de Freitas - Coordinator
Antonio Gualberto Diniz	Compliance and Internal Control Committee	Domingos Aparecido Maia
Antonio José da Barbara	Milton Matsumoto - Coordinator	José Maria Soares Nunes
Aurélio Guido Pagani	Carlos Alberto Rodrigues Guilherme	Ariovaldo Pereira
Bruno D’Avila Melo Boetger	Aurélio Conrado Boni	João Carlos de Oliveira
Carlos Wagner Firetti	Domingos Figueiredo de Abreu
Clayton Camacho	Sérgio Alexandre Figueiredo Clemente	Deputy Members
Edilson Wiggers	Alexandre da Silva Glüher	João Batistela Biazon
Edson Marcelo Moreto	Josué Augusto Pancini	Nilson Pinhal
Fernando Antônio Tenório	Maurício Machado de Minas	Renaud Roberto Teixeira
Frederico William Wolf	Marcelo de Araújo Noronha	Jorge Tadeu Pinto de Figueiredo
Gedson Oliveira Santos	Moacir Nachbar Junior
Glaucimar Peticov	Frederico William Wolf	Ombudsman Department
Guilherme Muller Leal	Gedson Oliveira Santos	Nairo José Martinelli Vidal Júnior - Ombudsman
Hélio Vivaldo Domingues Dias	Joel Antonio Scalabrini
Hiroshi Obuchi	Johan Albino Ribeiro
João Albino Winkelmann
João Carlos Gomes da Silva	Ethical Conduct Committee
Joel Antonio Scalabrini	Milton Matsumoto - Coordinator
Johan Albino Ribeiro	Carlos Alberto Rodrigues Guilherme
José Luis Elias	Domingos Figueiredo de Abreu
José Ramos Rocha Neto	Sérgio Alexandre Figueiredo Clemente
Layette Lamartine Azevedo Júnior	Alexandre da Silva Glüher
Lucio Rideki Takahama	Josué Augusto Pancini
Luiz Carlos Brandão Cavalcanti Junior	Maurício Machado de Minas
Marcelo Frontini	Marcelo de Araújo Noronha
Marcelo Santos Dall’Occo	André Rodrigues Cano
Marcos Aparecido Galende	Moacir Nachbar Junior
Marlos Francisco de Souza Araujo	Octavio de Lazari Junior
Octavio Manoel Rodrigues de Barros	Marlene Morán Millan
Paulo Aparecido dos Santos	Randal Luiz Zanetti
Pedro Bosquiero Junior	Clayton Camacho
Roberto de Jesus Paris	Frederico William Wolf
Rogério Pedro Câmara	Gedson Oliveira Santos
Waldemar Ruggiero Júnior	Glaucimar Peticov	General Accounting Department
Wilson Reginaldo Martins	Joel Antonio Scalabrini	Marcos Aparecido Galende
	Nairo José Martinelli Vidal Júnior	Accountant - CRC 1SP201309/O-6

Bradesco     177

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Independent Auditors report on the review of interim consolidated financial information

To the Board of Directors and Shareholders of

Banco Bradesco S.A.

Osasco - SP

Introduction

We have reviewed the consolidated statement of financial position of Banco Bradesco S.A. (“Bradesco”) as of September 30, 2016 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the nine-month period then ended, as well as the summary of significant accounting policies and other explanatory notes (“the consolidated interim financial information”).

Management is responsible for the preparation and fair presentation of this interim consolidated financial information in accordance with accounting practices adopted in Brazil, applicable to financial institutions authorized to operate by the Central Bank of Brazil. Our responsibility is to express a conclusion on this interim consolidated financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review of Interim Financial Information (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Therefore, we do not express an audit opinion.

Conclusion

Based on our review, we are not aware of any facts that would lead us to believe that the consolidated interim financial information mentioned above were not prepared, in all material aspects, in accordance with accounting practices adopted in Brazil applicable to financial institutions authorized to operate by the Central Bank of Brazil.

Other matters

Interim statement of value added

We also reviewed the consolidated statement of value added (DVA) for the nine-month period ended as of September 30, 2016, which was prepared under Bradesco’s Management responsibility and which presentation is required under the rules issued by the Securities and Exchange Commission of Brazil (CVM) and is considered a supplementary information in accordance with accounting practices adopted in Brazil applicable to financial institutions authorized to operate by the Central Bank of Brazil that do not require the disclosure of the DVA. This statement was subject to the same review procedures described above and based on our review, we are not aware of any facts that would lead us to believe it was not prepared, in all material respects, consistently with the financial information take as a whole.

Osasco, November 9, 2016

KPMG Auditores Independentes

CRC  2SP028567/O-1 F SP

Original report in Portuguese signed by

Rodrigo de Mattos Lia

Accountant CRC 1SP252418/O-3

178             Economic and Financial Analysis Report – September 2016

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Fiscal Council Report

Banco Bradesco S.A.

The members of the Fiscal Council, in the exercise of their legal and statutory attributes, have examined the Management Report and the Financial Statements of Banco Bradesco S.A., for the third quarter of 2016, and the technical feasibility study of generation of taxable profits, restated at present value, in order to establish the Deferred Tax Asset according to CVM Instruction No. 371/02, Resolution No. 3.059/02, of the National Monetary Council and Circular No. 3.171/02, of the Brazilian Central Bank, and in view of the report of KPMG Independent Auditors, presented without reservations, are of the opinion that the stated documents, examined in light of the accounting practices adopted in Brazil, applicable to the institutions authorized to operate by the Brazilian Central Bank, appropriately reflect the assets and liabilities and financial status of the Society.

Cidade de Deus, Osasco, SP, November 9, 2016.

Luiz Carlos de Freitas

Domingos Aparecido Maia

José Maria Soares Nunes

Ariovaldo Pereira

João Carlos de Oliveira

Bradesco     179

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 25, 2016

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.